Exhibit 99.2

AVITA MEDICAL LIMITED ABN 28 058 466 523 SCHEME BOOKLET 11 MAY 2020

NOTICE IS GIVEN OF A SCHEME MEETING TO BE HELD ON 15 JUNE 2020 COMMENCING AT 9.00AM (AEST) (WHICH CORRESPONDS TO 7.00PM ON 14 JUNE 2020 IN WILMINGTON IN THE STATE OF DELAWARE IN THE UNITED STATES OF AMERICA) BY WAY OF LIVE WEBCAST

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The purpose of this Scheme Booklet is to provide information to the shareholders of AVITA Medical Limited (the Company) in connection with seeking the approval of shareholders of a scheme of arrangement under which the Company will become a wholly owned subsidiary of AVITA Therapeutics, Inc. (Avita US) and consequently the Avita Group will be redomiciled from Australia to the United States.

•	Under the proposed scheme of arrangement:

•	a newly-formed company, Avita US, recently incorporated in the United States, will become the new holding company of the Company;

•	shareholders will effectively exchange their shares in the Company for equivalent securities in Avita US; and

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the existing listing of the Company on the ASX (as its primary listing) and on NASDAQ (as its secondary listing) will be replaced with a new listing of Avita US on NASDAQ (as its primary listing) and on the ASX (as its secondary listing).

•	This Scheme Booklet comprises:

•	an explanatory statement required by section 412(1) of the Corporations Act 2001 (Cth) of Australia (Corporations Act) in relation to the scheme of arrangement; and

•	an information memorandum for the listing of Avita US on the ASX.

THE DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMEND THAT SHAREHOLDERS VOTE IN FAVOUR OF THE SCHEME RESOLUTION AT THE SCHEME MEETING

THE INDEPENDENT EXPERT HAS CONCLUDED THAT THE SCHEME IS IN THE BEST INTERESTS OF SHAREHOLDERS AS A WHOLE

This is an important document and requires your immediate attention.

You should read the whole of this document carefully (taking notice of the advantages, disadvantages and risks of the proposal) before you decide whether and how to vote on the Scheme Resolution. If you are in doubt as to what you should do, please consult your financial, legal, taxation or other independent and qualified professional adviser. If you have recently sold all of your shares in the Company, please ignore this document.

A notice for the Scheme Meeting is included as Appendix F to this Scheme Booklet. A Proxy Form for the Scheme Meeting also accompanies this Scheme Booklet.

DISCLAIMER AND IMPORTANT NOTICES

General

This Scheme Booklet is important. You should read this Scheme Booklet and the accompanying appendices in its entirety before making a decision as to how to vote at the Scheme Meeting. If you are in doubt as to what you should do, you should consult your financial, legal, taxation or other independent and qualified professional adviser.

An electronic version of this Scheme Booklet is available for viewing and downloading online on the Company’s website (www.avitamedical.com) and on the ASX website (www.asx.com.au).

Defined terms and interpretation

Capitalised terms used in this Scheme Booklet are defined in the Glossary set out in section 13 of this Scheme Booklet.

Purpose of the Scheme Booklet

The purpose of this Scheme Booklet is to:

•	explain the terms of the Proposed Transaction and the manner in which the Proposed Transaction will be considered and, if approved, implemented;

•	set out certain information required by law; and

•	provide all other information (other than information previously disclosed to Shareholders) which is known to the Company and which is material to the decision of Shareholders whether or not to vote in favour of the Scheme Resolution.

This Scheme Booklet is the explanatory statement for the Scheme required by section 412(1) of the Corporations Act.

This Scheme Booklet is also an information memorandum for the purposes of the listing of Avita US on the ASX and the official quotation of Avita US CDIs on the ASX (to replace both the current listing of the Company on the ASX and official quotation of Shares on the ASX).

This Scheme Booklet will also be furnished to the SEC on a Form 6-K.

This Scheme Booklet is not a prospectus lodged under Chapter 6D of the Corporations Act in respect of the Company’s or Avita US’s securities. Section 708(17) of the Corporations Act provides that an offer of securities does not need disclosure under Chapter 6D if it is made under a compromise or arrangement under Part 5.1 of the Corporations Act approved at a meeting held as a result of an order made by the Court under section 411(1) or section 411(1A) of the Corporations Act.

Foreign Jurisdictions

The release, publication or distribution of this Scheme Booklet in jurisdictions other than Australia may be restricted by law or regulation in such other jurisdictions and persons outside of Australia who come into possession of this Scheme Booklet should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable laws or regulations.

This Scheme Booklet has been prepared in accordance with the laws of the Commonwealth of Australia and the information contained in this Scheme Booklet may not be the same as that which would have been disclosed if this Scheme Booklet had been prepared in accordance with the laws and regulations of a jurisdiction outside of Australia.

No action has been taken to register or qualify the Avita US Shares or the Avita US CDIs or otherwise permit a public offering of such securities in any jurisdiction outside Australia.

Shareholders (whose addresses as shown in the Register on the Record Date are) in the following jurisdictions will be entitled to have Avita US Shares or Avita US CDIs issued to them under and in accordance with the Scheme (subject to the Sale Facility aspect of the Proposed Transaction dealing with Fractional Shareholder Interests discussed at section 2.8 and section 11.5 of this Scheme Booklet and any qualifications set out in section 12.10 of this Scheme Booklet in respect of those jurisdictions):

•	Australia;

•	the United States;

•	Hong Kong;

•	New Zealand;

•	the United Kingdom;

•	France;

•	Norway;

•	Switzerland;

•	the United Arab Emirates;

•	Singapore; and

•	any other jurisdiction in respect of which the Company is satisfied, acting reasonably, that the laws of that place permit the offer and issue of Avita US Shares or Avita US CDIs to a Shareholder in that jurisdiction and, in Avita US’s sole discretion, it is not unduly onerous or impractical for Avita US to issue Avita US Shares or Avita US CDIs to a Shareholder with a registered address in that jurisdiction.

Nominees, custodians and other Shareholders who hold Shares on behalf of a beneficial owner resident outside of the jurisdictions referred to above may not forward this Scheme Booklet (or any accompanying documents) to any such persons without the prior written consent of the Company.

Shareholders who are Ineligible Shareholders will not be issued Avita US Shares or Avita US CDIs. Instead, the Avita US Shares or Avita US CDIs that would otherwise have been issued to them under the Scheme will be issued to the Sale Agent (acting on behalf of Avita US) to be dealt with in accordance with the process outlined in section 11.5 of this Scheme Booklet.

Investment decisions

This Scheme Booklet is not personal to you and therefore does not take into account your individual investment objectives, financial situation or any particular needs. The information in this Scheme Booklet is not financial product advice and should not be relied upon as the sole basis for any investment decision in relation to the Proposed Transaction and your Shares.

Before making any investment decision, you should carefully consider whether that decision is appropriate in light of your particular investment needs, objectives and financial circumstances. The Board encourages you to seek professional guidance from your financial, legal, taxation or other independent and qualified professional adviser before making any investment decision and any decision as to whether or not to vote in favour of the Scheme Resolution.

Responsibility statement

The information contained in this Scheme Booklet has been prepared by the Company. The Company takes responsibility for the content of this Scheme Booklet, other than:

•	the Independent Expert’s Report in relation to the Proposed Transaction (contained in Appendix A to this Scheme Booklet), which has been prepared by BDO Corporate Finance Limited (Australian Financial Services Licence number 245513) (who takes responsibility for that report). Neither the Company, Avita US, nor any of their respective directors, officers, employees or advisers assumes any responsibility for the accuracy or completeness of the Independent Expert’s Report; and

•	the information relating to Avita US, which has been prepared by, and is the responsibility of, Avita US. Neither the Company nor any of its subsidiaries, directors, officers, employees or advisers assumes any responsibility for the accuracy or completeness of such information.

Role of ASIC, ASX and NASDAQ

A copy of this Scheme Booklet has been given to ASIC pursuant to section 411(2) of the Corporations Act and registered with ASIC pursuant to section 412(6) of the Corporations Act. ASIC has been requested to provide a statement, in accordance with section 411(17)(b) of the Corporations Act, that it has no objection to the Scheme. If ASIC provides the statement, then it will be produced to the Court at the time of the Second Court Hearing.

A copy of this Scheme Booklet has been lodged with the ASX. Avita US will also progress an application for Avita US to be listed on the ASX and for Avita US CDIs to be admitted to quotation and traded on the ASX. The listing of Avita US on the ASX will be subject to Avita US fulfilling all of the listing requirements of the ASX.

The Company will submit a company event form to NASDAQ for review in connection with the Company’s request to transfer the listing of the Company ADSs and quote the Avita US Shares on NASDAQ. The request to transfer the listing of the Company ADSs and quote the Avita US Shares on NASDAQ will be subject to Avita US fulfilling all of the listing requirements of NASDAQ.

Neither ASIC, the ASX, NASDAQ nor any of their officers or employees takes any responsibility for the contents of this Scheme Booklet.

Role of the Court

The fact that the Court, under section 411(1) of the Corporations Act, has ordered that the Scheme Meeting be convened and has approved this Scheme Booklet to accompany the Notice of Meeting, does not constitute an endorsement by the Court of, or any expression of opinion on, the Scheme or the Proposed Transaction. Nor does it mean that the Court has prepared, or is responsible for, the content of this Scheme Booklet.

If Shareholders approve the Scheme at the Scheme Meeting, the Court will be asked to approve the Scheme at the Second Court Hearing.

Any Shareholder may appear at the Second Court Hearing, expected to be held at the Court on 22 June 2020, Law Courts Building, 184 Phillip Street, Sydney NSW 2000. Any change to this date or arrangements for the conduct of the hearing will be announced to the ASX and NASDAQ and via news release, and will also be notified on the Company’s website (www.avitamedical.com). Any Shareholder who wishes to oppose approval of the Scheme at the Second Court Hearing may do so by filing with the Court and serving on the Company a notice of appearance in the prescribed form, together with any affidavit that the Shareholder proposes to rely on.

Privacy and personal information

Avita US, the Company and their respective registries may collect personal information, including from each other, in the process of implementing the Proposed Transaction and administering the holdings of securities arising from the Proposed Transaction.

The personal information collected by Avita US, the Company and their respective registries may include name, address, contact information, bank account information, security holding and other personal information (including the names of individuals appointed by the Shareholders as proxies, attorneys and corporate representatives at the Scheme Meeting).

The personal information may be collected from you as a Shareholder or as a representative / proxy / attorney of a Shareholder. You may be requested to disclose your personal information to Avita US, the Company and their respective registries in a document or orally. Shareholders who appoint an individual as their proxy, attorney or corporate representative to vote at the Scheme Meeting should inform that individual of the matters outlined in this privacy notice.

By completing a form with your personal information or orally disclosing your personal information to the Company, you consent to the collection, use and disclosure of your personal information by Avita US, the Company and their respective registries for the primary purpose of responding to your queries, implementing the Proposed Transaction and administering the holdings of securities arising from the Proposed Transaction (including carrying out appropriate administration of the Proxy Form and dealing with any requests you may have), and in accordance with this privacy notice.

The personal information collected by Avita US, the Company and their respective registries may be disclosed between them (which may include overseas disclosures through the United States), to the Authorised Nominee, to securities brokers, to print and mail service providers, to any other service providers and advisers engaged by the Company, Avita US or their respective registries for this purpose and to any other third party permitted by law. The personal information of Ineligible Shareholders and Fractional Shareholders may also be disclosed to the Sale Agent for the purposes of operating the Sale Facility.

If the information outlined above is not collected, the Company may be hindered in, or prevented from, conducting the Scheme Meeting and implementing the Proposed Transaction. You may have certain rights to access or correct personal information collected about you. You may contact the respective registries of Avita US and the Company in the first instance if you wish to understand and/or exercise those rights, or to discuss any query you may have in relation to the collection of your personal information.

You may contact the Registry on 1300 113 256 (within Australia) or +61 3 9415 4090 (outside Australia) or the Avita US Registry on +1 866 644 4127 (toll free) or +1 781 575 2906.

Collection, maintenance and disclosure of personal information may be governed by the Privacy Act 1988 (Cth), the Corporations Act (as applicable) and certain rules such as the ASX Settlement Operating Rules (where applicable).

For further information about how:

•	the Company handles your personal information, please read the Company’s Privacy Policy (www.avitamedical.com/privacy-policy);
•	Computershare handles your personal information, please read Computershare’s Privacy Policy (www.computershare.com/au/help/Pages/privacy-policies.aspx) or contact its Privacy Officer at privacy@computershare.com.au; and

•	Computershare Trust Company, N.A. Transfer Agent and Registrar handles your personal information, please read Computershare Trust Company, N.A. Transfer Agent and Registrar’s Privacy Policy (www.computershare.com/us/privacy)

Estimates and rounding

Unless otherwise indicated, all references to estimates (and derivations of the same) in this Scheme Booklet are references to estimates by the Company. Each of the Directors believes that these estimates have been made on reasonable grounds and that the assumptions on which those estimates are based are reasonable. The Company’s estimates are based on views at the date of this Scheme Booklet and actual facts or outcomes may differ materially.

A number of amounts, calculations of value, estimates, figures, fractions, percentages and prices in this Scheme Booklet are subject to the effect of rounding.

Accordingly, the actual calculation of these amounts, calculations of value, estimates, figures, fractions, percentages and prices may differ from the amounts, calculations of value, estimates, figures, fractions, percentages and prices set out in this Scheme Booklet.

Any discrepancies between totals in tables, or in calculations, charts or graphs, are due to rounding.

Forward-looking statements

Certain statements in this Scheme Booklet relate to the future. These statements may include, without limitation, any statements preceded by, followed by, or including words such as “target”, “believe”, “expect”, “aim”, “intend”, “may”, “anticipate”, “estimate”, “plan”, “project”, “will”, “can have”, “likely”, “should”, “would”, “could” and other words and terms of similar meaning or the negative thereof. These forward-looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of the Avita Group to be materially different from future results, performance or achievements expressed or implied by such statements. Such forward-looking statements are based on numerous assumptions regarding present and future business strategies, an assessment of present economic and operating conditions and the environment in which the Avita Group will operate in the future, which may prove to be incorrect. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, the risk factors described in this Scheme Booklet and other unknown risks and uncertainties. Forward-looking statements should, therefore, be construed in light of such risk factors and reliance should not be placed on forward-looking statements. Other than as required by law, neither the Company nor Avita US nor any other person gives any representation, assurance or guarantee that the occurrence of the events, results and outcomes expressed or implied in any forward-looking statements in this Scheme Booklet will actually occur. The forward-looking statements in this Scheme Booklet reflect views held only at the date of this Scheme Booklet.

Subject to the Corporations Act, the ASX Listing Rules or any other applicable laws, the Company and its Directors and officers and Avita US and its directors and officers disclaim any obligation or undertaking to disseminate, after the date of this Scheme Booklet, any updates or revisions to any forward-looking statements to reflect any change in expectations in relation to those statements or any change in events, conditions or circumstances on which any such statements are based, other than with respect to information that the Company and Avita US respectively become aware of prior to the Scheme Meeting, which is material to the making of a decision by a Shareholder regarding whether or not to vote in favour of the Scheme Resolution.

Timetable and dates

All times and dates referred to in this Scheme Booklet are according to Australian Eastern Standard Time (AEST), unless otherwise indicated. All times and dates relating to the implementation of the Proposed Transaction referred to in this Scheme Booklet may change and, among other things, are subject to receipt of all necessary approvals from regulatory authorities.

External websites

Unless expressly stated otherwise, the content of the Company’s website (www.avitamedical.com) does not form part of this Scheme Booklet.

Date of this Scheme Booklet

This Scheme Booklet is dated 11 May 2020. Unless otherwise indicated, all information included in this Scheme Booklet (including views, recommendations and statements of intention) is current as at that date.

If you have any questions in relation to the Scheme Meeting or require assistance in understanding the matters raised in this document, please contact your financial, legal, taxation or other independent and qualified professional adviser or contact the Company’s enquiry line on 1300 113 256 (Australia toll free) or +61 3 9415 4090 (outside Australia).

Table of Contents

DISCLAIMER AND IMPORTANT NOTICES		2

CHAIR’S LETTER		7

1.	KEY DATES	11

2.	OVERVIEW OF THE PROPOSED TRANSACTION	13

3.	VOTING ON THE PROPOSED TRANSACTION	24

4.	FREQUENTLY ASKED QUESTIONS	29

5.	BOARD’S RECOMMENDATION AND THE OPINION OF THE INDEPENDENT EXPERT	42

6.	THE ADVANTAGES, DISADVANTAGES AND RISKS ASSOCIATED WITH THE PROPOSED TRANSACTION	43

7.	INFORMATION ABOUT THE COMPANY	56

8.	INFORMATION ABOUT AVITA US FOLLOWING IMPLEMENTATION OF THE PROPOSED TRANSACTION	62

9.	IMPLICATIONS OF AVITA US BEING A UNITED STATES INCORPORATED COMPANY	65

10.	TAXATION IMPLICATIONS FOR SHAREHOLDERS AND ADS HOLDERS	69

11.	IMPLEMENTATION OF THE PROPOSED TRANSACTION	81

12.	ADDITIONAL INFORMATION	87

13.	GLOSSARY	105

APPENDIX A: INDEPENDENT EXPERT’S REPORT		112

APPENDIX B: IMPLEMENTATION AGREEMENT		113

APPENDIX C: SCHEME OF ARRANGEMENT		114

APPENDIX D1: AVITA US DEED POLL FOR SHAREHOLDERS		115

APPENDIX D2: AVITA US DEED POLL FOR OPTION / RSU / WARRANT HOLDERS		116

APPENDIX E: EXPLANATION OF CDI ARRANGEMENTS		117

APPENDIX F: NOTICE OF MEETING		122

APPENDIX G: COMPARISON OF THE LEGAL REGIMES OF AUSTRALIA AND THE UNITED STATES		125

APPENDIX H: COMPARISON OF FINANCIAL REPORTING REQUIREMENTS IN AUSTRALIA AND THE UNITED STATES		149

CORPORATE DIRECTORY		155

CHAIR’S LETTER

Dear Shareholder,

On 20 April 2020, the Company announced that it will be seeking Shareholder approval of a scheme of arrangement under which the Avita Group will redomicile from Australia to the United States. This will occur through Avita US (a newly-formed company incorporated in Delaware in the United States for the sole purpose of the redomiciliation) becoming the new holding company of the Company and parent company of the Avita Group.

On behalf of the Board, I am pleased to invite you to take part in the Scheme Meeting that will be held by way of live webcast on 15 June 2020, commencing at 9.00am (AEST), to consider and vote on the Scheme Resolution.

Overview of the Proposed Transaction

If the necessary approvals for the Scheme (including the approval of the Scheme Resolution by the requisite majorities of Shareholders) are obtained and the Scheme becomes Effective, a series of transactions collectively referred to (at section 2.1 of this Scheme Booklet) as the “Proposed Transaction” will occur. Under the Proposed Transaction:

•	Avita US will acquire all of the Company’s ordinary shares, and in exchange:

•	Eligible Shareholders who hold Shares (other than the ADS Depositary) will receive 5 Avita US CDIs for every 100 Shares held by them on the Record Date;

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the ADS Depositary (who holds Shares for the benefit of ADS Holders) will receive one Avita US Share for every 100 Shares held by it on the Record Date and will distribute those Avita US Shares to ADS Holders who will receive one Avita US Share for every 5 Company ADSs held by them on the Record Date upon surrender by them of their Company ADSs and payment of the ADS Depositary’s fee for that surrender; and

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the entitlements of Ineligible Shareholders and Fractional Shareholder Interests will be sold in accordance with the Sale Facility outlined in section 11.5 of this Scheme Booklet and the relevant net proceeds of that sale will be remitted to the relevant Shareholders.

Therefore, Eligible Shareholders, on receiving the Scheme Consideration, will hold an equivalent proportional interest in Avita US as they held in the Company prior to the implementation of the Proposed Transaction (subject to the Sale Facility aspect of the Proposed Transaction dealing with Fractional Shareholder Interests, discussed at section 2.8 and section 11.5 of this Scheme Booklet).

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The existing listing of the Company on the ASX (as its primary listing) and on NASDAQ (as its secondary listing) will be replaced with a new listing of Avita US on NASDAQ (as its primary listing) and on the ASX (as its secondary listing). Avita US Shares will be quoted on NASDAQ (using the Company’s existing ticker code, “RCEL”) and Avita US CDIs will be quoted on the ASX (using the Company’s existing ticker code, “AVH”). Avita US Shares and Avita US CDIs will be transmutable, so that Avita US Shareholders can convert their Avita US Shares (on NASDAQ) into Avita US CDIs (on the ASX) (and vice versa).

Importantly, the Proposed Transaction will not result in any changes to the operations, management or strategy of the Avita Group.

Your vote is important

For the Proposed Transaction to be implemented, a requisite majority of Shareholders must vote to approve the Scheme Resolution at the Scheme Meeting (being a majority in number of those Shareholders voting and which votes must represent at least 75% of the votes cast on the Scheme Resolution). You will be entitled to vote at the Scheme Meeting if you are registered as a Shareholder on the Register at 9.00am (AEST) on 13 June 2020. Your vote is important regardless of how many Shares you own.

Due to the COVID-19 pandemic and the restrictions imposed by Australian governments in response to it, the Company has made a successful application to the Federal Court of Australia for orders to permit the Scheme Meeting to be conducted exclusively as a virtual meeting. Accordingly, the Scheme Meeting will be conducted by way of a live webcast only.

On behalf of the Board, I encourage you to participate in the live webcast, which will be available to view via the Company’s website (www.avitamedical.com). Participating in the live webcast will enable you to listen to the Scheme Meeting live, view slides and proxy results, ask questions and cast your vote at the appropriate times whilst the Scheme Meeting is in progress. You are also invited to lodge questions in advance of the Scheme Meeting by sending an email containing your question(s) to info@avitamedical.com by 5.00pm (AEST) on 8 June 2020. Your emailed questions will be addressed during the Scheme Meeting.

If you are unable to participate in the Scheme Meeting and vote by way of the live webcast, or choose not to do so, you can vote by way of proxy, attorney or corporate representative (as applicable).

ADS Holders will be entitled to vote at the Scheme Meeting through The Bank of New York Mellon, the ADS Depositary.

Section 3 of this Scheme Booklet provides further information on voting at the Scheme Meeting, including how to vote by way of live webcast or by proxy, attorney or corporate representative, and on the voting process for ADS Holders.

The Board’s recommendation

For the reasons set out in this Scheme Booklet, the Board unanimously recommends that you vote in favour of the Scheme Resolution at the Scheme Meeting. Each member of the Board intends to vote the Shares which they hold (or that are held on their behalf) in favour of the Scheme Resolution.

Advantages, disadvantages and risks of the proposal

After carefully considering the advantages, disadvantages and risks of the Proposed Transaction, the Board is of the unanimous view that the advantages of the Proposed Transaction significantly outweigh its disadvantages and risks.

The Board believes that the advantages of the Proposed Transaction are that the Proposed Transaction will:

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create a “local” listing as a domestic company in the United States capital market, which is the largest in the world in terms of market capitalisation and trading volume. The Board believes that having its primary listing on NASDAQ, rather than on the ASX, should result in increased demand for, and liquidity of, the Avita Group’s securities in the United States capital market;

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substantially reduce the risk, burden, resourcing and resultant costs associated with the dual financial reporting and related compliance obligations that the Company now has in both the United States and Australia due to it being a domestic public company in both of those jurisdictions (with effect from 31 December 2019). In addition to easing the challenges associated with the Company constantly managing dual reporting under different requirements in both the United States and Australia, the Proposed Transaction will save approximately A$400,000 per annum in external professional costs;

•	increase the awareness of the Avita Group to a broader range of investors in the United States capital market; and

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better align the Avita Group’s corporate structure with its business operations in the United States (where nearly all of the Avita Group’s employees are located). The Company derives virtually all of its revenue from the United States, has no physical business presence outside of the United States, and a majority of the Shares (taking into account Company ADSs) are currently beneficially held by investors in the United States.

The Board believes that the potential disadvantages and risks of the Proposed Transaction include the following:

•	additional fees and costs will need to be incurred by the Company to enable the Proposed Transaction to proceed to completion;

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Shareholders (on the Record Date) in eligible jurisdictions will directly or indirectly become stockholders in a NASDAQ-listed corporation domiciled in the United States as opposed to an ASX-listed company domiciled in Australia (which may be less desirable for those Shareholders in their own personal circumstances);

•

the Avita Group may be exposed to increased litigation as a result of its parent company being domiciled in the United States, as the United States legal environment is generally understood to be more litigious than that of Australia;

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Shareholders (on the Record Date) (i) in ineligible jurisdictions or (ii) who hold less than 100 Shares will not be issued Avita US Shares or Avita US CDIs as the Scheme Consideration, but will instead have their entitlements sold pursuant to a sale facility, with those holders then to receive the relevant net proceeds of that sale (which may be less desirable for those Shareholders in their own personal circumstances). Fractional Shareholder Interests will also be dealt with in this manner;

•

there may be taxation implications for Shareholders if the Proposed Transaction is implemented or as a result of directly or indirectly becoming stockholders in a NASDAQ-listed corporation domiciled in the United States (discussed further in section 10 of this Scheme Booklet); and

•

there may be a loss of demand for, and reduction of liquidity of, Avita US’s securities in the Australian capital market without an offsetting demand for, and increase in liquidity of, Avita US’s securities in the United States capital market.

You should carefully read this Scheme Booklet in full (including the advantages, disadvantages and risks of the Proposed Transaction in section 6 of this Scheme Booklet) before making any decision as to whether and how to vote on the Scheme Resolution.

Independent Expert

The Company has engaged BDO Corporate Finance Limited to prepare the Independent Expert’s Report for this Scheme Booklet. The Independent Expert has concluded that the Proposed Transaction is in the best interests of Shareholders as a whole. The Independent Expert’s Report is included at Appendix A of this Scheme Booklet.

Further information

This Scheme Booklet sets out important information regarding the Proposed Transaction and I strongly encourage you to consider it carefully and in its entirety.

If you require further information, you should consult your financial, legal, taxation or other independent and qualified professional adviser or contact the Company’s enquiry line on 1300 113 256 (Australia toll free) or +61 3 9415 4090 (outside Australia).

Conclusion

On behalf of the Board, I thank you for your continued support of the Company. We encourage you to vote in favour of the Scheme Resolution, which we believe to be in the best interests of Shareholders.

Thank you,

Lou Panaccio

Chair

1.	KEY DATES

Key Event	Indicative Date

Date of this Scheme Booklet	11 May 2020

Cut-off date for Shareholders to lodge questions in advance of the Scheme Meeting Shareholders are invited to lodge questions by sending an email containing their question(s) to info@avitamedical.com	5.00pm on 8 June 2020

Proxy Forms cut-off date Latest time and date by which Proxy Forms must be received by the Registry for the Scheme Meeting	9.00am on 13 June 2020

Voting Record Date Date for determining eligibility to vote at the Scheme Meeting	9.00am on 13 June 2020

Date of the Scheme Meeting Shareholders take part in the Scheme Meeting (by way of live webcast) and vote on whether to approve the Proposed Transaction	9.00am on 15 June 2020

Following Shareholder approval of the Proposed Transaction:

Key Event	Indicative Date

ASX and NASDAQ notified The ASX and NASDAQ are notified of the approval of the Scheme Resolution at the Scheme Meeting	15 June 2020

Second Court Hearing Date of the Second Court Hearing for approval of the Scheme	22 June 2020

Company informs ASX of its intention to lodge the Court order with ASIC

The Company informs the ASX of its intention to lodge the Court order with ASIC on the following Business Day, being 23 June 2020

22 June 2020 (after Second Court Hearing)

Company files Form 6-K with the SEC announcing Court approval of the Scheme	22 June 2020 (after Second Court Hearing)

Effective Date The Company lodges the Court order with ASIC and informs the ASX. Shares are suspended from trading at the close of trading on the ASX	23 June 2020

File Form 8-K12B with the SEC Filing of a Form 8-K12B with the SEC to confirm Avita US as the successor issuer to the Company pursuant to Rule 12g-3(f) of the Exchange Act	23 June 2020

Listing of Avita US on the ASX[1] and trading of Avita US CDIs commences on a deferred settlement basis[2]	24 June 2020

Record Date Time and date for determining Shareholders’ entitlements to Avita US Shares and Avita US CDIs	7.00pm on 25 June 2020

Last day of trading of Company ADSs on NASDAQ and Avita US CDIs on the ASX on a deferred settlement basis	29 June 2020

Implementation Date The date of transfer of all Shares to Avita US and the subsequent issue of Avita US CDIs and Avita US Shares to Eligible Shareholders	29 June 2020

Listing of Avita US on NASDAQ and commencement of trading of Avita US Shares on NASDAQ (subject to NASDAQ approval)	Promptly following the Implementation Date

Despatch of holding statements (to issuer sponsored holders) and confirmation advices (to CHESS holders)	30 June 2020

Avita US CDls commence trading on the ASX on a normal basis	30 June 2020

This timetable is indicative only and, amongst other things, is subject to Court availability (particularly in the current environment) and the Conditions Precedent to the Scheme being satisfied or waived. In particular, the Proposed Transaction is subject to approval by Shareholders, FIRB and the Court. The Company has the right to vary any or all of these dates and times.

Any material variation to the timetable set out above will be announced to the ASX and NASDAQ and via news release, and will also be notified on the Company’s website (www.avitamedical.com). All dates and times are AEST.

[1]	Assuming Avita US is admitted to the official list of ASX.
[2]

Deferred settlement basis refers to a settlement in which the obligation to settle on a trade date plus two (2) business days (T+2) basis is deferred until the Avita US CDIs commence trading on a normal basis, being 30 June 2020.

2.	OVERVIEW OF THE PROPOSED TRANSACTION

This overview includes information that is described in greater detail elsewhere in this Scheme Booklet. It does not include all of the important information contained in this Scheme Booklet. Accordingly, Shareholders should carefully read the entire Scheme Booklet and other documents referred to in, or accompanying, this Scheme Booklet for a more complete understanding of the Proposed Transaction before deciding how to vote on the Scheme Resolution.

2.1	The Proposed Transaction

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The Company is proposing to redomicile the Avita Group from Australia to the United States. The redomiciliation will be effected pursuant to a Court and shareholder approved mechanism known as a ‘scheme of arrangement’, the requirements of which are set out under Part 5.1 of the Corporations Act (Scheme).

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Under the Scheme, the Company will be acquired by Avita US, a newly-formed company incorporated in Delaware in the United States. As at the date of this Scheme Booklet, no Avita US Shares or other securities have been issued by Avita US.

•	All of the Shares will be transferred to Avita US under the Scheme, with the result that the Company will become a wholly-owned subsidiary of Avita US.

•	As consideration for transferring their Shares to Avita US under the Scheme, Eligible Shareholders will be entitled to receive one Avita US Share for every 100 Shares held by them on the Record Date.

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Bearing in mind the listing and quotation arrangements for Avita US and its securities after implementation of the Scheme (see below), the consideration that will be delivered to each Eligible Shareholder will be either Avita US CDIs (quoted for trading on ASX) or Avita US Shares (quoted for trading on NASDAQ), as follows:

•	Eligible Shareholders who hold Shares (other than the ADS Depositary) will receive 5 Avita US CDIs for every 100 Shares held by them on the Record Date; and

•

the ADS Depositary (who holds Shares for the benefit of ADS Holders) will receive one Avita US Share for every 100 Shares held by it on the Record Date and will distribute those Avita US Shares to ADS Holders who will receive one Avita US Share for every 5 Company ADSs held by them on the Record Date upon surrender by them of their Company ADSs and payment of the ADS Depositary’s fee for that surrender.

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Following completion of the Scheme, one Avita US Share (which will be traded on NASDAQ under the ticker code “RCEL”) will be equivalent to 5 Avita US CDIs (which will be traded on the ASX under ticker code “AVH”).

•	Avita US Shares and Avita US CDIs will be transmutable, so that Avita US Shareholders can convert their Avita US Shares (on NASDAQ) into Avita US CDIs (on the ASX) (and vice versa).

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Ineligible Shareholders will have the Avita US CDIs or Avita US Shares that they would otherwise be entitled to under the Scheme sold in accordance with the Sale Facility outlined in section 11.5 of this Scheme Booklet and they will receive the relevant net proceeds of that sale. Fractional Shareholder Interests will also be sold in accordance with the Sale Facility described in section 11.5 of this Scheme Booklet and the relevant Fractional Shareholder will receive the net proceeds of that sale. The ADS Depositary, DTC or DTC participants will separately sell, in accordance with the deposit arrangements between the ADS Depositary and ADS Holders, the aggregated fractions of Avita US Shares to which ADS Holders would otherwise be entitled, and those holders will receive the net proceeds of that sale.

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Avita US will be listed on NASDAQ (as its primary listing) and on the ASX (as its secondary listing), to replace the Company’s current listing on the ASX (as its primary listing) and on NASDAQ (as its secondary listing).

•	Avita US Shares will be quoted on NASDAQ (using the Company’s existing ticker code, “RCEL”) and Avita US CDIs will be quoted on the ASX (using the Company’s existing ticker code, “AVH”).

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The existing Options, RSUs and Warrants in the Company on issue will continue; however, they will instead entitle the holder to be issued Avita US Shares on exercise or vesting (as applicable) rather than Shares (in the ratio of one Avita US Share for every 100 Shares to which the holder would otherwise be entitled).

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An additional outcome of the Scheme will be that the exchange ratio referenced above will effect an ‘implicit consolidation’ of the securities a Shareholder holds (as at the Record Date), in that the existing Shares on issue in the Company (being the current holding company of the Avita Group) will effectively be consolidated on a 100-to-1 basis on their replacement with new Avita US Shares to be issued in Avita US (being the new holding company of the Avita Group).

The transactions described above are collectively referred to in this Scheme Booklet as the “Proposed Transaction” and will occur if the Scheme Resolution is passed by the requisite majorities of Shareholders at the Scheme Meeting and the Scheme becomes Effective.

Importantly:

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the Proposed Transaction will not change an Eligible Shareholder’s underlying ownership interests in the Avita Group (subject to the Sale Facility aspect of the Proposed Transaction dealing with Fractional Shareholder Interests, discussed at section 2.8 and section 11.5 of this Scheme Booklet); and

•	the parent company of the Avita Group will continue to have its main class of securities quoted and tradeable on both NASDAQ and the ASX.

2.2	The corporate structure of the Avita Group before and after the Proposed Transaction

The Proposed Transaction will change the current corporate structure of the Avita Group. On and from the Implementation Date, Avita US will become the parent company of the Avita Group. Avita US will own all of the Shares and the Company will become a wholly-owned subsidiary of Avita US.

The following diagrams show the current corporate structure of the Avita Group and the structure of the Avita Group after the Proposed Transaction is completed.

PLACE OF DOMICILE:
United Kingdom
United States
Australia

Avita Group's current corporate structure

Shareholders / ADS Holders
Option / RSU / Warrant holders
AVITA Medical Limited (Company) (ASX:AVH; NASDAQ: RCEL)
100%
100%
100%
C3 Operations Pty Limited
Visiomed Group Pty Limited
Avita Medical Europe Limited
100%
100%
Avita Medical Americas LLC
Infamed Pty Limited

Avita US Shareholders / Avita US CDI Holders
Option / RSU / Warrant holders
AVITA Therapeutics, Inc. (Avita US) (NASDAQ: RCEL; ASX:AVH)
100%
AVITA Medical Limited (Company)
100%
100%
100%
C3 Operations Pty Limited
Visiomed Group Pty Limited
Avita Medical Europe Limited
100%
100%
Avita Medical Americas LLC
Infamed Pty Limited

2.3	Why the Company is proposing to redomicile the Avita Group to the United States

The Company is proposing to redomicile the Avita Group from Australia to the United States for a number of important reasons. These include:

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to better align the Avita Group’s corporate structure with its business operations in the United States (where nearly all of the Avita Group’s employees are located). The Company derives virtually all of its revenue from the United States, has no physical business presence outside of the United States, and a majority of the Shares (taking into account Company ADSs) are currently beneficially held by investors in the United States; and

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to substantially reduce the costs, burden, resourcing and risks associated with the dual financial reporting and related compliance obligations that the Company now has in both the United States and Australia due to it being viewed since 31 December 2019 as a domestic public company in both of those jurisdictions (whereas formerly it was only viewed as a domestic public company in Australia).

The means by which the Company can resume being a domestic public company in only one jurisdiction (being the United States), but maintain a listing in two jurisdictions (being the United States and Australia), is to redomicile the Avita Group from Australia to the United States.

Section 6 of this Scheme Booklet provides detailed information on the advantages, disadvantages and risks of the Proposed Transaction. The Board, after considering the advantages, disadvantages and risks of the Proposed Transaction, unanimously believes that the redomiciliation of the Avita Group from Australia to the United States is in the best interests of Shareholders.

2.4	The opinion of the Independent Expert

The Company appointed the Independent Expert to assess whether in its view the Scheme is in the best interests of Shareholders. The Independent Expert has concluded that the advantages of the Scheme outweigh its disadvantages and risks and, accordingly, has opined that the Scheme is in the best interests of Shareholders as a whole. A copy of the Independent Expert’s Report is set out in Appendix A to this Scheme Booklet.

2.5	How the Proposed Transaction will be implemented

For an overview of the key steps involved in implementing the Proposed Transaction, please refer to section 11.3 of this Scheme Booklet. Briefly, if the Scheme Resolution is passed by the requisite majorities of Shareholders, then, subject to the Court approving the Scheme and all Conditions Precedent to the Scheme being satisfied or waived, the Company will lodge the Court order approving the Scheme with ASIC, upon which the Scheme will become Effective and the Proposed Transaction will be implemented. The Court order will also be furnished to the SEC on a Form 6-K.

2.6	Shareholders who are entitled to the Scheme Consideration

Shareholders (whose addresses as shown in the Register on the Record Date are) in the following jurisdictions will be “Eligible Shareholders” for the purposes of the Scheme and will be entitled to receive the Scheme Consideration:

•	Australia;

•	the United States;

•	Hong Kong;

•	New Zealand;

•	the United Kingdom;

•	France;

•	Norway;

•	Switzerland;

•	the United Arab Emirates;

•	Singapore; and

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any other jurisdiction in respect of which the Company is satisfied, acting reasonably, that the laws of that place permit the offer and issue of Avita US Shares or Avita US CDIs to a Shareholder in that jurisdiction and, in Avita US’s sole discretion, it is not unduly onerous or impractical for Avita US to issue Avita US Shares or Avita US CDIs to a Shareholder with a registered address in that jurisdiction.

Eligible Shareholders, on receiving the Scheme Consideration, will hold an equivalent interest in Avita US to that which they held in the Company prior to implementation of the Proposed Transaction (subject to the Sale Facility aspect of the Proposed Transaction dealing with Fractional Shareholder Interests, discussed at section 2.8 and section 11.5 of this Scheme Booklet).

If the Scheme is approved and implemented, the Scheme Consideration will be provided to Eligible Shareholders as follows:

(a)	Eligible Shareholders who hold Shares (other than the ADS Depositary)

Eligible Shareholders who hold Shares (other than the ADS Depositary) will receive (via the Authorised Nominee) 5 Avita US CDIs for every 100 Shares held by them as at the Record Date.

For further information on the Authorised Nominee and CDIs, please refer to Appendix E of this Scheme Booklet and a summary of CDIs provided at section 2.12 of this Scheme Booklet.

(b)	ADS Depositary (who holds Shares for the benefit of ADS Holders)

Shares represented by the outstanding Company ADSs will be replaced with the right to receive Avita US Shares. The ADS Depositary has informed the Company that it will call for the surrender of all outstanding Company ADSs and will deliver the relevant Avita US Shares, and any Sale Facility Proceeds (from the sale of fractional entitlements), to ADS Holders upon surrender by them of their Company ADSs and payment of the fee to the ADS Depositary for such surrender. The ADS Depositary, DTC or DTC participants will sell the aggregated fractions of Avita US Shares to which ADS Holders would otherwise be entitled, and those holders will receive the net proceeds of that sale. The ADS program will also be terminated.

On implementation of the Proposed Transaction, the ADS Depositary will receive one Avita US Share for every 100 Shares held by it as at the Record Date and the ADS Depositary will deliver to each ADS Holder one Avita US Share for every 5 Company ADSs held by the ADS Holder as at the Record Date, subject (as noted above) to the ADS Holder surrendering all of their Company ADSs and paying the ADS Depositary’s fee for the surrender of their Company ADSs (which fee is equal to US$0.05 per Company ADS surrendered).

After implementation of the Proposed Transaction, Avita US Shares (quoted for trading on NASDAQ) and Avita US CDIs (quoted for trading on ASX) will be transmutable, so that Avita US Shareholders can convert their Avita US Shares into Avita US CDIs (and vice versa) at any time. Each holder of Avita US Shares will be able to convert them to Avita US CDIs in the ratio of five Avita US CDIs for one Avita US Share, and each holder of Avita US CDIs will be able to convert them on the ratio of one Avita US Share for five Avita US CDIs.

Following implementation of the Scheme:

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holders of Avita US CDIs will be able to trade them on the ASX in a similar manner to the way in which Shares are currently traded on the ASX (and under the same ticker code currently used by the Company, “AVH”); and

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holders of Avita US Shares will be able to trade them on NASDAQ in a similar manner to the way in which Company ADSs are currently traded on NASDAQ (and under the same ticker code currently used by the Company, “RCEL”).

2.7	The exchange ratio:

•	five Avita US CDIs or one Avita US Share for every 100 Shares

•	one Avita US Share for every 5 Company ADSs

The exchange ratio has been determined by the Company and Avita US having regard to:

•	the current trading price of Shares on the ASX and Company ADSs on NASDAQ;

•	the theoretical trading price of Avita US Shares and the trading price that is expected of a stock listing on a major stock exchange in the United States (as well as the ASX);

•

the fact that the Company currently has 2,133,434,899 securities on issue, which is greatly in excess of the number of shares of common stock that other comparable medical device companies listed on NASDAQ have on issue; and

•	the minimum trading price requirement of US$1.00 on NASDAQ for all continued listings.

The Company and Avita US have determined that an appropriate exchange ratio should deliver approximately 20 to 30 million Avita US Shares on issue, and that it was prudent to determine an exchange ratio that would achieve the lower end of this band. As a result, on implementation of the Proposed Transaction, Avita US will have (subject to rounding) 1/100th of the number of shares on issue (in the form of common stock) as compared with the number of Shares that the Company currently has on issue.

2.8	Shareholders who are not entitled to the Scheme Consideration and Fractional Shareholder Interests

(a)	Fractional entitlements

Where an Eligible Shareholder would otherwise be entitled under the Scheme to a fraction of an Avita US Share or a number of Avita US CDIs that will not be sufficient to equate to a whole Avita US Share as part of the Scheme Consideration (each a Fractional Shareholder Interest), the Shareholder’s Fractional Shareholder Interest will be aggregated with all other Fractional Shareholder Interests and issued to the Sale Agent (rather than the Shareholder) to be sold under the Sale Facility. The net proceeds of that sale (after deducting any applicable brokerage, stamp duty and other charges, fees and taxes) for those Fractional Shareholder Interests will be distributed to the relevant Shareholders in accordance with the Sale Facility described in section 11.5 of this Scheme Booklet. The ADS Depositary, DTC or DTC participants will separately sell, in accordance with the deposit arrangements between the ADS Depositary and ADS Holders, the aggregated fractions of Avita US Shares to which ADS Holders would otherwise be entitled, and those holders will receive the net proceeds of that sale.

(b)	Ineligible Shareholders

A Shareholder will be an “Ineligible Shareholder” if the Shareholder’s address, as shown in the Register on the Record Date, is a place outside of Australia, the United States, Hong Kong, New Zealand, the United Kingdom, France, Norway, Switzerland, the United Arab Emirates and Singapore (unless the Company is satisfied, acting reasonably, that the laws of that place permit the offer and issue of Avita US Shares or Avita US CDIs to a Shareholder in that jurisdiction and, in Avita US’s sole discretion, it is not unduly onerous or impractical for Avita US to issue Avita US Shares or Avita US CDIs to a Shareholder with a registered address in that jurisdiction). Restrictions outside of these “eligible” jurisdictions make it impractical or unlawful to offer or receive securities in those other jurisdictions. For this reason, Ineligible Shareholders will not be entitled to receive Avita US Shares or Avita US CDIs under the Scheme. The Avita US Shares or Avita US CDIs to which an Ineligible Shareholder would otherwise be entitled will instead be issued to the Sale Agent for sale and the net proceeds from such sale will be remitted to the Ineligible Shareholder in accordance with the Sale Facility outlined in section 11.5 of this Scheme Booklet.

2.9	Tax consequences for Shareholders and ADS Holders (as at the Record Date) if the Scheme becomes Effective

(a)	Australian tax considerations

i.	Australian Shareholders and ADS Holders

The Company has sought an ATO Class Ruling to confirm that full or partial scrip for scrip roll-over relief will be available to an Australian resident Shareholder and an Australian resident ADS Holder who would otherwise make a capital gain from the Proposed Transaction. The ATO Class Ruling, if provided by the ATO, will confirm the following Australian tax implications:

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An Australian resident Shareholder or Australian resident ADS Holder who holds their Shares or Company ADSs on capital account and makes a capital gain under the Scheme will be eligible to choose scrip for scrip rollover relief pursuant to Subdivision 124-M of the Income Tax Assessment Act 1997. An Australian resident Shareholder or Australian resident ADS Holder who chooses scrip for scrip rollover will not be subject to Australian capital gains tax on the exchange, as set out below.

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Full scrip for scrip roll-over will be available for an Australian resident Shareholder or Australian resident ADS Holder who receives the Scheme Consideration solely in the form of Avita US Shares or Avita US CDIs. The consequences of obtaining a full roll-over are as follows:

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A capital gain that the Australian resident Shareholder or Australian resident ADS Holder would otherwise make upon disposal of their Shares or Company ADSs will be disregarded. As such, the Australian resident Shareholder or Australian resident ADS Holder will not be subject to Australian capital gains tax from the relevant disposal.

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The cost base of the Avita US Shares or Avita US CDIs received should be worked out by reasonably attributing the cost base of the Shares or Company ADSs which were exchanged and for which the rollover was obtained (i.e. taking into account any variances in the number of Avita US Shares or Avita US CDIs subsequently held).

•

The acquisition date of the Avita US Shares or Avita US CDIs for the purpose of making a discount capital gain is the date the Australian resident Shareholder or Australian resident ADS Holder acquired the Shares or Company ADSs that were exchanged for Avita US Shares or Avita US CDIs.

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To the extent that Fractional Shareholders who are Australian resident also receive cash in lieu of their fractional entitlements to Avita US Shares or Avita US CDIs, only a partial roll-over will be available. Specifically, the roll-over will be available to the extent of the value of the Avita US Shares or Avita US CDIs received. Any capital gain that is referrable to the receipt of cash will not be disregarded under the roll-over and therefore will give rise to a taxable capital gain or loss to the extent of the cash consideration received.

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For completeness, a Small Shareholder (that is, an Eligible Shareholder that holds less than 100 Shares and is therefore a Fractional Shareholder) who only receives cash consideration will not be eligible for scrip for scrip roll-over and will recognise a taxable capital gain or loss to the extent of the cash consideration received.

To the extent that the Australian resident Shareholders or Australian resident ADS Holders hold their interests as either trading stock or on revenue account, scrip for scrip rollover relief will not be available. As such, any gain or loss made on the disposal of the Shares or Company ADSs when they are held on revenue account or as trading stock will be included in the assessable income of the Australian resident Shareholder or Australian resident ADS Holder.

ii.	Non-Australian Shareholders and ADS Holders

Under Australia’s non-resident capital gains provisions, a non-Australian resident Shareholder or non-Australian resident ADS Holder who holds their Shares or Company ADSs on capital account will be able to disregard any capital gain made on the exchange on the basis that there are no material Australian real property interests disclosed in the Company’s financial statements and therefore the Shares or Company ADSs do not constitute Taxable Australian Real Property.

Non-Australian resident Shareholders or non-Australian resident ADS Holders who hold Shares or Company ADSs as either trading stock or on revenue account will not be able to disregard a gain made under the Scheme. However, non-Australian resident Shareholders and or non-Australian resident ADS Holders may be entitled to relief under the business profits article of a relevant Double Tax Agreement.

(b)	United States tax considerations

i.	United States investors

The exchange of the Shares or Company ADSs for Avita US CDIs or Avita US Shares respectively pursuant to the Scheme, is intended to be treated as a transfer to which Section 351 of the US Internal Revenue Code of 1986, as amended (the Code) applies and/or as a reorganisation described in Section 368(a) of the Code in which no gain or loss is recognised to the Company, Avita US, United States Shareholders, Non-US Shareholders, United States ADS Holders or Non-US ADS Holders.

Assuming the exchange so qualifies, a United States Shareholder or United States ADS Holder will generally not recognise any gain or loss on the exchange of the Shares or Company ADSs for Avita US CDIs or Avita US Shares, except that United States Shareholders who are Fractional Shareholders (which includes Small Shareholders) who receive cash in lieu of certain Avita US Shares or Avita US CDIs pursuant to the Scheme may recognise a gain or loss, if any, to the extent of the cash consideration only.

ii.	Non-US investors

Assuming the exchange qualifies as a transfer to which Section 351 of the Code applies and/or a reorganisation described in Section 368(a) of the Code, Non-US Shareholders and Non-US ADS Holders will generally not recognise any gain or loss as a result of the Scheme.

(c)	Hong Kong tax considerations

i.	Hong Kong investors

Any gain that is recognised by a Hong Kong Shareholder or Hong Kong ADS Holder will not be subject to Hong Kong Profits Tax provided that the acquisition of the shareholding or Company ADS holding took place through the ASX or NASDAQ and accordingly is not Hong Kong sourced

Where the Hong Kong Shareholder or Hong Kong ADS Holder purchased the Shares or Company ADSs off market pursuant to a private placement, any gain that is realised will not be subject to Hong Kong Profits Tax provided that the contracts for purchase of the Shares or Company ADSs were effected outside of Hong Kong, or the gain is capital in nature.

Please refer to section 10 of this Scheme Booklet for a more comprehensive summary of the taxation implications of the Proposed Transaction for Shareholders (and ADS Holders) in Australia, the United States and Hong Kong. In addition, Shareholders are strongly urged to consult with their tax advisers as to the specific tax consequences for them in connection with the Proposed Transaction, including the applicability and effect of foreign and local income and other tax laws in their particular circumstances.

2.10	Implications if the Proposed Transaction does not proceed

The Proposed Transaction will not proceed if:

•	Shareholders do not approve the Scheme Resolution by the requisite majorities;

•	the Court does not approve the Scheme;

•	any Condition Precedent is not satisfied or waived; or

•	the Implementation Agreement is terminated by the Company or Avita US.

In that event:

•	Shareholders will retain their current interests in the Company (unless they sell them);

•	the Company will continue to operate as a separate entity domiciled in Australia and listed on the ASX (as its primary listing) and on NASDAQ (as its secondary listing);

•	the Shares and Company ADSs will continue to trade on the basis that the Proposed Transaction will not proceed;

•

the advantages of the Proposed Transaction as described in section 6.1 of this Scheme Booklet may not be realised; in particular, the Company will continue to be treated as a domestic public company in both the United States and Australia and will incur the substantial costs, burden and risks associated with the dual financial reporting and related compliance obligations in both the United States and Australia; and

•	some of the disadvantages and risks of the Proposed Transaction as described in sections 6.2 and 6.3 of this Scheme Booklet may not arise.

2.11	The Proposed Transaction may be implemented even if you vote against the Scheme or you do not vote at all

Even if you vote against the Scheme Resolution, or do not vote, the Scheme may still be implemented if it is approved by the required majorities of Shareholders and by the Court. If this happens, your Shares will be transferred to Avita US and you will receive the Scheme Consideration (subject to the Sale Facility aspect of the Proposed Transaction dealing with Fractional Shareholder Interests and Ineligible Shareholders, discussed at section 2.8 and section 11.5 of this Scheme Booklet) even though you voted against, or did not vote on, the Scheme Resolution.

2.12	CDIs

Avita US is incorporated in the State of Delaware in the United States. The electronic transfer system used on the ASX (CHESS) cannot be used to transfer securities of foreign companies. To enable foreign companies, such as Avita US, to have their securities cleared and settled electronically through CHESS, depositary instruments called CDIs are issued.

Eligible Shareholders who hold Shares (other than the ADS Depositary) will receive Avita US CDIs as the Scheme Consideration. The ADS Depositary will receive Avita US Shares and will distribute those Avita US Shares to ADS Holders in the manner set out in section 11.4 of this Scheme Booklet. After implementation of the Proposed Transaction, Avita US Shares and Avita US CDIs will be transmutable, so that Avita US Shareholders can convert their Avita US Shares into Avita US CDIs (and vice versa).

Five Avita US CDIs will be equivalent to one Avita US Share.

The main difference between holding Avita US CDIs and Avita US Shares is that Avita US CDIs will confer the beneficial interest in Avita US Shares on Shareholders whilst the legal title to the Avita US Shares will be held by the Authorised Nominee, which is a subsidiary of ASX. Avita US CDI Holders will obtain the economic benefits of actual ownership of Avita US Shares.

From an ASX trading perspective, Avita US CDIs will have the same trading capabilities on the ASX as Shares currently quoted on the ASX (with the ticker code of “AVH” unchanged before and after implementation of the Proposed Transaction). Similarly, Avita US Shares will have the same trading capabilities on NASDAQ as Company ADSs currently quoted on NASDAQ (with the ticker code of “RCEL” unchanged before and after implementation of the Proposed Transaction).

Appendix E to this Scheme Booklet provides further detail on CDIs and the rights and entitlements attaching to CDIs.

2.13	Warranty and appointment of the Company as agent and attorney by Shareholders

Under the terms of the Scheme, each Shareholder is deemed to have warranted to the Company, and is deemed to have authorised the Company to warrant to Avita US as agent and attorney for the Shareholder, that:

•

all of its Shares (including any rights and entitlements attaching to them) transferred to Avita US under the Scheme will, on the date of the transfer, be free from all mortgages, charges, liens, encumbrances, pledges, security interests and other interests of third parties of any kind;

•	all of its Shares will be fully paid on the date of transfer; and

•	it has full power and capacity to sell and transfer its Shares (including all rights and entitlements attaching to them) to Avita US.

Under the terms of the Scheme, each Shareholder, without the need for any further action, also irrevocably appoints the Company and each of the Directors and officers of the Company, jointly and severally, as its attorney and agent for the purposes of doing all things and executing all deeds, instruments, transfers and other documents that may be necessary or desirable to give full effect to the Scheme and the transactions contemplated by it, as set out in section 12.11 of this Scheme Booklet.

2.14	Frequently Asked Questions

If you have any questions in relation to this Scheme Booklet or the Proposed Transaction, please refer to section 4 of this Scheme Booklet for a response to frequently asked questions. Alternatively, you should consult your financial, legal, taxation or other independent and qualified professional adviser or contact the Company’s enquiry line on 1300 113 256 (Australia toll free) or +61 3 9415 4090 (outside Australia).

3.	VOTING ON THE PROPOSED TRANSACTION

3.1	Before you vote

You should read this Scheme Booklet in full (including the advantages, disadvantages and risks of the Proposed Transaction in section 6 of this Scheme Booklet and the Independent Expert’s Report at Appendix A) before making any decision as to whether and how to vote on the Scheme Resolution.

It is important that you consider the information disclosed in light of your own particular investment needs, objectives and financial circumstances.

3.2	Your vote is important

For the Proposed Transaction to proceed, the Scheme Resolution must be approved by a majority in number (more than 50%) of Shareholders who are present and voting (either in person or by proxy, attorney or corporate representative) at the Scheme Meeting by way of live webcast. That majority who are present and voting must also represent at least 75% of the total number of votes cast on the Scheme Resolution.

Following approval of the Scheme Resolution by Shareholders, the Court must also approve the Scheme and it has discretion as to whether or not to approve the Scheme even if the Scheme Resolution has been approved by Shareholders.

3.3	Who can vote?

Shareholders who are registered as at 9.00am (AEST) on 13 June 2020 will be entitled to vote at the Scheme Meeting. Accordingly, transactions registered after this time will be disregarded for determining a Shareholder’s entitlement to take part in and vote at the Scheme Meeting.

3.4	What is being voted for at the Scheme Meeting?

The resolution on which Shareholders are being asked to vote is to approve the Scheme and thereby permit the redomiciliation of the Avita Group from Australia to the United States. The Scheme Resolution is set out in full in the Notice of Meeting in Appendix F to this Scheme Booklet.

3.5	What is the Board’s recommendation?

As detailed in section 5 of this Scheme Booklet, the Board unanimously recommends that Shareholders vote in favour of the Scheme Resolution that will be proposed at the Scheme Meeting.

In particular, the Board wishes to emphasise that redomiciliation of the Avita Group to the United States is necessary for the Company to avoid the substantial risk, burden, resourcing and resultant costs associated with the dual financial reporting and related compliance obligations that the Company now has in both the United States and Australia as a result of being treated since 31 December 2019 as a domestic public company in both of those jurisdictions. The mechanism by which the Company can resume being a domestic public company in only one jurisdiction (i.e. the United States), but maintain a listing in two jurisdictions (being the United States and Australia), is to redomicile from Australia to the United States.

Importantly, the Board believes that having its primary listing on NASDAQ, rather than on the ASX, should result in increased demand for, and liquidity of, the Avita Group’s securities in the United States capital market, which is the world’s largest by market capitalisation and trading volume. In addition, the Board believes that having a primary listing on NASDAQ will increase awareness of the Avita Group to larger and more diverse investors in the United States, while also making research much easier, and more intuitive, for those investors.

3.6	What to do and how to vote

Step 1:

You should read this Scheme Booklet in full and the accompanying appendices in their entirety before making a decision as to how to vote on the Scheme Resolution. If you are in doubt as to what you should do, you should consult your financial, legal, taxation or other independent and qualified professional adviser.

Step 2:

If you have any queries concerning the Scheme Resolution, please consult your financial, legal, taxation or other independent and qualified professional adviser or contact the Company’s enquiry line on 1300 113 256 (Australia toll free) or +61 3 9415 4090 (outside Australia).

Step 3:

Due to the COVID-19 pandemic and the restrictions imposed by Australian governments in response to it, the Company made an application to the Federal Court of Australia for orders to permit the Scheme Meeting to be conducted as an exclusively virtual meeting, and appropriate court orders have been made for this to occur. You will not be able to attend the Scheme Meeting physically and are encouraged to participate by way of the live webcast. For further details on the live webcast, see section 3.7 of this Scheme Booklet. If you are unable to participate in the live webcast, or choose not to do so, you can vote by way of proxy, attorney or corporate representative (as applicable).

3.7	Voting by way of live webcast

The Scheme Meeting to approve the Proposed Transaction will be held at 9.00am (AEST) on 15 June 2020 by way of live webcast through the Lumi platform. The Company strongly encourages the participation of Shareholders in the live webcast, which will enable Shareholders to listen to the Scheme Meeting live, view slides and proxy results and to also ask questions and cast their vote at the appropriate times whilst the Scheme Meeting is in progress.

If you are a Shareholder (and eligible to vote at the Scheme Meeting) you can access the live webcast of the Scheme Meeting through the Lumi platform on a:

•	computer, by entering the URL in your browser: https://web.lumiagm.com; or

•

mobile device, by either entering the URL in your browser: https://web.lumiagm.com or by using the Lumi AGM app, which is available by downloading the app from the Apple App Store or Google Play Store.

A link to the Lumi platform will also be made available on the Company’s website (www.avitamedical.com).

Once you have access to the Lumi platform on your computer or mobile device, you will be asked to enter:

1.	the meeting ID for the Scheme Meeting, which is: 316-817-384;

2.

your username, which is your Security Holder Reference Number (SRN) or Holder Identification Number (HIN) (these can be found towards the top right hand corner of your holding statement and on shareholder communications from the Registry); and

3.

your password, which is the postcode registered to your holding if you are a Shareholder in Australia. Shareholders outside of Australia should refer to the Scheme Meeting User Guide, which will be made available on the Company’s website (www.avitamedical.com) prior to the Scheme Meeting, for their password details.

More information regarding participating in the live webcast, including how to vote and ask questions during the live webcast of the Scheme Meeting (as well as browser requirements) will be detailed in the Scheme Meeting User Guide, which will be made available on the Company’s website (www.avitamedical.com) prior to the Scheme Meeting. Instructions will also be provided during the Scheme Meeting.

Shareholders are also invited to lodge questions in advance of the Scheme Meeting by sending an email containing their question(s) to info@avitamedical.com by 5.00pm (AEST) on 8 June 2020. Emailed questions will be addressed during the Scheme Meeting.

ADS Holders are able to listen to the live webcast of the Scheme Meeting as a visitor by selecting the ‘guest’ option (after entering in the meeting ID for the Scheme Meeting on the Lumi platform via a computer or mobile device) and providing their name and email details. However, as a visitor, an ADS Holder will not be able to ask questions or vote at the Scheme Meeting by way of live webcast. Section 3.11 of this Scheme Booklet provides information on how ADS Holders can vote on the Scheme Resolution.

3.8	Voting by proxy

All Shareholders who are unable to take part in the Scheme Meeting by way of live webcast, or choose not to, are encouraged to submit their votes by proxy instead.

To vote by proxy, please vote online or complete and sign the enclosed Proxy Form and return it in accordance with the instructions set out on the Proxy Form. Completed Proxy Forms must be received by the Registry by no later than 9.00am (AEST) on 13 June 2020.

A Shareholder entitled to take part in and vote at the Scheme Meeting (by way of live webcast) may appoint an individual or a body corporate as a proxy.

If a body corporate is appointed as a proxy, that body corporate must ensure that it appoints a corporate representative in accordance with section 250D of the Corporations Act to exercise its powers as proxy at the Scheme Meeting.

A proxy need not be a Shareholder.

A Shareholder may appoint up to two proxies and specify the proportion or number of votes each proxy may exercise. If the Shareholder does not specify the proportion or number of votes to be exercised, each proxy may exercise half of the votes in which case any fraction of votes will be disregarded.

Shareholders entitled to take part in the Scheme Meeting and vote on the Scheme Resolution (by way of live webcast) who return their Proxy Forms, but do not nominate the identity of a proxy, will be taken to have nominated the Chair as their proxy to vote on their behalf. If the Proxy Form is returned, but the nominated proxy does not take part in the Scheme Meeting, the Chair will act in the place of the nominated proxy and vote (or abstain from voting) in accordance with the instructions on the Proxy Form.

The Chair intends to vote all valid undirected proxies which he receives for (or in favour of) the Scheme Resolution.

Details for completion and lodgement of proxies are on the reverse side of the Proxy Form. Please read the instructions on the Proxy Form carefully when completing the form.

To be effective, the Proxy Form must be received by the Registry by no later than 9.00am (AEST) on 13 June 2020. Proxy forms received after this time will be invalid. Proxies must be received by the Registry before that time by one of the following methods:

Online:	www.investorvote.com.au (which can also be accessed via the Company’s website (www.avitamedical.com))

You will need your SRN or HIN and your allocated Control Number as shown on your proxy form

You will be taken to have signed the proxy form if you lodge your proxy in accordance with the instructions on the website. Please read the instructions for online proxy submissions carefully before you lodge your proxy

By post:	Computershare Investor Services Pty Limited
GPO Box 242
Melbourne VIC 3001
Australia

Mobile voting:	Scan the QR Code on your Proxy Form and follow the prompts

By custodians:	For Intermediary Online subscribers only (custodians), please visit intermediaryonline.com to submit your voting intentions

Facsimile:	In Australia 1800 783 447

From outside of Australia +61 3 9473 2555

Additional or replacement Proxy Forms may be obtained from the Registry at the address above.

Completing and returning a Proxy Form will not preclude you from taking part in and voting at the Scheme Meeting by way of live webcast.

You may revoke your proxy at any time prior to the start of the Scheme Meeting by:

•	providing a written notice of revocation to the Registry at the above address before the Scheme Meeting;

•	properly executing and delivering a later dated proxy to the Registry (either online or by post); or

•	taking part in the Scheme Meeting by way of live webcast and voting on the Scheme Resolution.

3.9	Voting by attorney

If you wish for your attorney to take part in and vote at the Scheme Meeting (by way of live webcast) on your behalf, the original or a certified copy of the power of attorney authorising your attorney to take part in and vote at the Scheme Meeting (by way of live webcast), and a declaration or statement by the attorney that he or she has not received any notice of revocation of appointment, must be lodged with the Registry by the cut-off time for receipt of proxies for the Scheme Meeting set out above, being 9.00am (AEST) on 13 June 2020.

You may lodge the power of attorney (and any supporting documents) by delivering, posting or faxing it to the Registry at the address above.

3.10	Voting by corporate representative

A body corporate that is a Shareholder, or that has been appointed as a proxy, is entitled to appoint any person to act as its representative at the Scheme Meeting. The appointment of the representative must comply with the requirements under section 250D of the Corporations Act. The representative should lodge with the Registry (by the closing time for receipt of proxies for the Scheme Meeting set out above, being 9.00am (AEST) on 13 June 2020) a properly executed “Certificate of Appointment of Corporate Representative” (available from the Registry or www.investorcentre.com) confirming its authority to act as the body corporate’s representative.

3.11	Voting information for ADS Holders

ADS Holders as at a voting record date set by the ADS Depositary and notified by the ADS Depositary to ADS Holders may instruct the ADS Depositary how to vote the number of deposited Shares their Company ADSs represent. The ADS Depositary will notify ADS Holders of the Scheme Meeting and will send or make voting materials available to ADS Holders. Those materials will describe the matters to be voted on at the Scheme Meeting and explain how ADS Holders may instruct the ADS Depositary how to vote. For instructions to be valid, they must reach the ADS Depositary by a date set by the ADS Depositary. The ADS Depositary will try, as far as practicable, subject to applicable laws and the Constitution, to vote or to have its agents vote the deposited Shares as instructed by ADS Holders. In any event, the ADS Depositary will not exercise any discretion in voting deposited Shares and will only vote as instructed.

Except by instructing the ADS Depositary as described above, ADS Holders will not be able to exercise voting rights directly unless they surrender their Company ADSs, withdraw their underlying Shares and arrange to receive those Shares into their securities account in Australia (which is a process that typically takes one to two Business Days to complete). If ADS Holders wish to do this, but do not have a securities account in Australia, then they should contact their financial intermediary to make appropriate arrangements to receive the underlying Shares.

3.12	Jointly held securities

If any Share is jointly held with one or more persons, only one of the joint holders may vote. If more than one joint holder attempts to vote in respect of a jointly held Share, only the vote of the Shareholder whose name appears first in the Register (as at 9.00am (AEST) on 13 June 2020) will be counted.

3.13	Further information

Further information concerning the Scheme Resolution is set out in the Notice of Meeting in Appendix F to this Scheme Booklet.

If you have any further questions about the Scheme Meeting or about the Proposed Transaction, please call the Company’s enquiry line on 1300 113 256 (Australia toll free) or +61 3 9415 4090 (outside Australia) on Business Days from 8.30am to 5.00pm Monday to Friday. Alternatively, you should seek professional guidance from your financial, legal, taxation or other independent and qualified professional adviser.

4.	FREQUENTLY ASKED QUESTIONS

	Question	Answer	More Information
Voting

1	Why have l received this Scheme Booklet?

This Scheme Booklet has been sent to you because you are a Shareholder. This Scheme Booklet contains information relevant to your consideration of the Proposed Transaction. The purpose of this Scheme Booklet is to assist you in making a decision as to whether or not to vote in favour of the Scheme Resolution being proposed.

However, if you have recently sold all of your Shares, please disregard this document.

Section 2

2	What am I being asked to vote on?	The resolution on which Shareholders are being asked to vote is to approve the redomiciliation of the Avita Group from Australia to the United States via the Scheme. The Scheme Resolution is set out in full in the Notice of Meeting in Appendix F to this Scheme Booklet.	Appendix F

3	Am I entitled to vote?	Shareholders who are registered as at 9.00am on 13 June 2020 in the Register will be entitled to vote at the Scheme Meeting (by way of live webcast).	Section 3

4	What if I hold Company ADSs?

ADS Holders as at a voting record date set by the ADS Depositary and notified by the ADS Depositary to ADS Holders may instruct the ADS Depositary how to vote the number of deposited Shares their Company ADSs represent. ADS Holders should refer to section 3.11 of this Scheme Booklet for more information as to how to vote on the Scheme Resolution.

ADS Holders are also able to listen to the live webcast of the Scheme Meeting as a visitor by selecting the ‘guest’ option (after entering in the meeting ID for the Scheme Meeting on the Lumi platform via a computer or mobile device - as outlined in section 3.7 of this Scheme Booklet) and providing their name and email details. However, as a visitor, an ADS Holder will not be able to ask questions or vote at the Scheme Meeting by way of live webcast.

Section 3.11

5	Should I vote?	You do not have to vote. However, the Board unanimously believes that the Scheme is in the best interests of Shareholders and asks you to read this Scheme Booklet carefully and, if eligible, to vote in favour of the Scheme Resolution by personally taking part in the Scheme Meeting (by way of live webcast) or by proxy, attorney or corporate representative.	Section 3

6	What happens if I do not vote, or vote against the Scheme, and the Scheme is approved?

The Board unanimously believes that the Proposed Transaction is in the best interests of Shareholders and unanimously recommends that Shareholders vote in favour of the Scheme Resolution to be proposed at the Scheme Meeting.

However, if you vote against the Scheme Resolution (or do not vote altogether), and the necessary approvals for the Scheme (including approval by Shareholders by the requisite majorities) are still obtained, the Scheme will become Effective and the Proposed Transaction will be implemented. This will occur regardless of whether you voted for or against the Scheme Resolution or did not vote altogether.

Section 2.11

7	How do I vote?

Your vote is very important.

Due to the COVID-19 pandemic and the restrictions imposed by Australian governments in response to it, the Company made an application to the Federal Court of Australia for orders to permit the Scheme Meeting to be conducted as an exclusively virtual meeting, and appropriate court orders have been made.

Shareholders entitled to vote are encouraged to participate in the virtual meeting by way of live webcast, and can do so via a mobile or computer device in accordance with the instructions provided at section 3.7 of this Scheme Booklet.

Taking part in the Scheme Meeting by way of live webcast will enable Shareholders to listen to the Scheme Meeting live, view slides and proxy results and to also ask questions and cast their vote at the appropriate times whilst the meeting is in progress.

Additional information regarding participating in the live webcast, including browser requirements, will be detailed in the Scheme Meeting User Guide which will be made available at the Company’s website (www.avitamedical.com) prior to the Scheme Meeting.

If you are unable to participate in the Scheme Meeting and vote by way of live webcast, or choose not to do so, you can vote by way of proxy, attorney or corporate representative (as applicable).

Section 3

Proposed Transaction and Scheme

8	What is the Proposed Transaction?

The Proposed Transaction is a transaction to redomicile the Avita Group from Australia to the United States by way of the Scheme. Under the proposed Scheme, the Company will be acquired by a newly-formed holding company, Avita US, incorporated in Delaware in the United States.

Subject to approval of the Scheme by Shareholders and the Court and the satisfaction or waiver of all other Conditions Precedent, the Scheme will become Effective and Avita US will list on NASDAQ (as its primary listing) and on the ASX (as its secondary listing), to replace the Company’s current listing on the ASX (as its primary listing) and on NASDAQ (as its secondary listing).

Section 2.1

9	How will the Proposed Transaction be implemented?

In summary, if the Scheme Resolution is passed by the requisite majorities of Shareholders, then, subject to the Court approving the Scheme and all Conditions Precedent to the Scheme being satisfied or waived, the Company will lodge the Court order approving the Scheme with ASIC, upon which the Scheme will become Effective and the Proposed Transaction will be implemented. Upon implementation:

•   Avita US will acquire all of the Shares and provide the Scheme Consideration to Eligible Shareholders. In the case of Ineligible Shareholders, the Avita US CDIs or Avita US Shares that they would otherwise be entitled to receive under the Scheme will be issued to the Sale Agent (acting on behalf of Avita US) for sale and distribution in accordance with the Sale Facility described in section 11.5 of this Scheme Booklet. Fractional Shareholder Interests will also be issued to the Sale Agent to be dealt with in accordance with the Sale Facility described in section 11.5 of this Scheme Booklet;

•   Avita US will be listed on NASDAQ (as its primary listing) and on the ASX (as its secondary listing), to replace the Company’s current listing on the ASX (as its primary listing) and on NASDAQ (as its secondary listing); and

Section 11.3

• Avita US Shares will be quoted on NASDAQ (using the Company’s existing NASDAQ ticker code, “RCEL”) and on the ASX in the form of Avita US CDIs (using the Company’s existing ASX ticker code, “AVH”).

10	What is the effect of approving the Scheme?	If the Scheme is approved by Shareholders and the Court and all other Conditions Precedent are satisfied or waived, the Proposed Transaction will be implemented and the Avita Group will redomicile from Australia to the United States. The Company will become a wholly-owned subsidiary of Avita US and will delist from the ASX and NASDAQ and in its place Avita US will become listed on those exchanges.	Sections 2.1, 6.1, 8 and 9

11	What are the advantages if the Proposed Transaction is implemented?

The Board believes that the Proposed Transaction will:

•   create a “local” listing as a domestic company in the United States capital market, which is the largest in the world in terms of market capitalisation and trading volume. The Board believes that having its primary listing on NASDAQ, rather than on ASX, should result in increased demand for, and liquidity of, the Avita Group’s securities in the United States capital market;

•   substantially reduce the risk, burden, resourcing and resultant costs associated with the dual financial reporting and related compliance obligations that the Company now has in both the United States and Australia due to it being a domestic public company in both of those jurisdictions (with effect from 31 December 2019). In addition to easing the challenges associated with the Company constantly managing dual reporting under different requirements in both the United States and Australia, the Proposed Transaction will save approximately A$400,000 per annum in external professional costs;

•   increase the awareness of the Avita Group to a broader range of investors in the United States capital market; and

•   better align the Avita Group’s corporate structure with its business operations in the United States (where nearly all of the Avita Group’s employees are located). The Company derives virtually all of its revenue from the United States, has no physical business presence outside of the United States, and a majority of the Shares (taking into account Company ADSs) are currently beneficially held by investors in the United States.

Section 6.1

12	What are the potential disadvantages and risks if the Proposed Transaction is implemented?

The Board believes that the potential disadvantages and risks of the Proposed Transaction include the following:

•   additional fees and costs will need to be incurred by the Company to enable the Proposed Transaction to proceed to completion;

•   Eligible Shareholders will directly or indirectly become stockholders in a NASDAQ-listed corporation domiciled in the United States as opposed to an ASX-listed company domiciled in Australia (which may be less desirable for those Shareholders in their own personal circumstances);

•   the Avita Group may be exposed to increased litigation as a result of its parent company being domiciled in the United States, as the United States legal environment is generally understood to be more litigious than that of Australia;

•   Shareholders (on the Record Date):

•   in ineligible jurisdictions (being Ineligible Shareholders); or

•   who hold less than 100 Shares (being Small Shareholders),

will not be issued Avita US Shares or Avita US CDIs as the Scheme Consideration, but will instead have their entitlements sold pursuant to a sale facility, with those holders then to receive the relevant net proceeds of that sale (which may be less desirable for those Shareholders in their own personal circumstances). Fractional Shareholder Interests will also be dealt with in this manner;

•   there may be taxation implications for Shareholders if the Proposed Transaction is implemented or as a result of directly or indirectly becoming stockholders in a NASDAQ-listed corporation domiciled in the United States (discussed further in section 10 of this Scheme Booklet); and

Sections 6.2 and 6.3

•   there may be a loss of demand for, and reduction of liquidity of, Avita US’s securities in the Australian capital market without an offsetting demand for, and increase in liquidity of, Avita US’s securities in the United States capital market.

13	Is the Proposed Transaction subject to any conditions?	The Proposed Transaction is subject to Shareholder approval and Court approval, as well as a number of other Conditions Precedent. A list of the Conditions Precedent to which the Proposed Transaction is subject can be found in the Implementation Agreement contained in Appendix B. A summary of the Conditions Precedent is contained in section 11.7 of this Scheme Booklet.	Appendix B and section 11.7

14	Can the Scheme be terminated?	Yes. The Implementation Agreement (contained in Appendix B of this Scheme Booklet) may be terminated in certain circumstances, the details of which are summarised in section 11.8 of this Scheme Booklet. If the Implementation Agreement is terminated, the Scheme, and Proposed Transaction, will not proceed.	Appendix B and section 11.8

Securities in the Company and Avita US

15	What will I receive if the Scheme becomes Effective?

Eligible Shareholders

Shareholders (whose addresses as shown in the Register on the Record Date are) in the following jurisdictions are “Eligible Shareholders” for the purposes of the Scheme and will be entitled to receive the Scheme Consideration:

•   Australia;

•   the United States;

•   Hong Kong;

•   New Zealand;

•   the United Kingdom;

•   France;

•   Norway;

•   Switzerland;

•   the United Arab Emirates;

•   Singapore; and

•   any other jurisdiction in respect of which the Company is satisfied, acting reasonably, that the laws of that place permit the offer and issue of Avita US Shares or Avita US CDIs to a Shareholder in that jurisdiction and, in Avita US’s sole discretion, it is not unduly onerous or impractical for Avita US to issue Avita US Shares or Avita US CDIs to a Shareholder with a registered address in that jurisdiction.

Sections 2.6, 2.7, 2.8, 11.4 and 11.5

Eligible Shareholders will hold an equivalent interest in Avita US to that which they held in the Company prior to implementation of the Proposed Transaction (subject to the Sale Facility aspect of the Proposed Transaction dealing with Fractional Shareholder Interests, discussed at section 2.8 and section 11.5 of this Scheme Booklet).

Under the Scheme:

•   Eligible Shareholders who hold Shares (other than the ADS Depositary) will receive 5 Avita US CDIs for every 100 Shares held by them on the Record Date.

•   The ADS Depositary (who holds Shares for the benefit of ADS Holders) will receive one Avita US Share for every 100 Shares held by it on the Record Date and will distribute those Avita US Shares to ADS Holders who will receive one Avita US Share for every 5 Company ADSs held by them on the Record Date upon surrender by them of their Company ADSs and payment of the ADS Depositary’s fee for that surrender (which fee is equal to US$0.05 per Company ADS surrendered).

•   Eligible Shareholders who hold less than 100 Shares (“Small Shareholders”) will be Fractional Shareholders and they will not be issued any Avita US CDIs or Avita US Shares. Their Fractional Shareholder Interests will be issued to the Sale Agent and sold in accordance with the process outlined in section 11.5 of this Scheme Booklet and the relevant net proceeds will be remitted to them. As at 1 May 2020, there are approximately 222 Shareholders who would be Small Shareholders on the Record Date if their holdings remain unchanged up to that date.

•   Eligible Shareholders who would otherwise have a fractional entitlement to an Avita US Share or an entitlement to Avita US CDIs that is not sufficient to equate to a whole Avita US Share (i.e. less than five Avita US CDIs) as part of their Scheme Consideration (which will include Small Shareholders) will be “Fractional Shareholders” and those fractional entitlements will be sold by the Sale Agent in the manner noted above in respect of Small Shareholders and the relevant net proceeds will be remitted to them.

Ineligible Shareholders:

A Shareholder who is not an Eligible Shareholder is an Ineligible Shareholder and will therefore not be issued any Avita US CDIs or Avita US Shares.

The Avita US Shares or Avita US CDIs to which Ineligible Shareholders would otherwise be entitled under the Scheme will be issued to the Sale Agent for sale and the net proceeds from such sale will be remitted to the Ineligible Shareholders in accordance with the Sale Facility outlined in section 11.5 of this Scheme Booklet.

16	When will I receive the Scheme Consideration, if the Scheme becomes Effective?	If the Scheme becomes Effective, it is expected that implementation of the Proposed Transaction will take place on 29 June 2020. The Avita US CDIs and Avita US Shares (as applicable) will be issued on the Implementation Date, and holding statements will be despatched shortly thereafter.	N/A

17	How will fractional entitlements be treated?	As noted at question 15 above, any entitlements to fractional Avita US Shares or any entitlement to Avita US CDIs that is not sufficient to equate to a whole Avita US Share (i.e. less than five Avita US CDIs) as part of the Scheme Consideration will not be issued to Eligible Shareholders and will instead be aggregated and issued to the Sale Agent to be sold under the Sale Facility. The Sale Facility Proceeds will then be paid to the relevant Fractional Shareholders.	Section 11.5

18	Will I have to pay brokerage fees or stamp duty?

Unless you are a Fractional Shareholder or an Ineligible Shareholder, you will not have to pay brokerage or stamp duty in connection with the exchange of your Shares for Avita US CDIs or Avita US Shares (as applicable). However, the Company understands that ADS Holders will need to pay a surrender fee to the ADS Depositary equal to US$0.05 per Company ADS surrendered to the ADS Depositary for the Avita US Shares to be delivered to them by the ADS Depositary.

Fractional Shareholders and Ineligible Shareholders will have any applicable brokerage, fees, taxes and charges deducted from the proceeds of sale of their Fractional Shareholder Interests or Avita US Shares or Avita US CDIs (as applicable) under the Sale Facility.

Section 11.5

19	Will I pay any tax on the exchange of my Shares?	Please refer to section 2.9 of this Scheme Booklet for a short summary of, and to section 10 of this Scheme Booklet for a more comprehensive summary of, the taxation implications of the Proposed Transaction for Shareholders (and ADS Holders) in Australia, the United States and Hong Kong as at the Record Date. In addition, Shareholders and ADS Holders are strongly urged to consult their tax advisers as to the specific tax consequences for them in connection with the Proposed Transaction, including the applicability and effect of foreign and local income and other tax laws in their particular circumstances.	Section 2.9 and 10

20	Are there differences between the rights attaching to existing Shares and the rights attaching to the Avita US Shares I will receive under the Scheme?

Yes. While the rights attaching to Avita US Shares are similar to the rights attaching to the Shares, they are securities in a United States company governed by the laws and regulations of the United States and, in particular, the laws and regulations of Delaware. The rights attaching to Avita US Shares are discussed at section 9.3 and Appendix G of this Scheme Booklet.

Please note that if you presently hold Shares in the Company you will, unless you are the ADS Depositary, receive Avita US CDIs which will be quoted for trading on the ASX, rather than Avita US Shares which will be quoted for trading on NASDAQ. Avita US CDIs may be converted into Avita US Shares in the ratio of five Avita US CDIs to one Avita US Share.

Section 9.3 and Appendix G

21	Are there differences between the laws of Australia and the laws of Delaware/the United States?

Yes. There are a number of differences between the laws governing the Company’s securities and the laws governing Avita US’s securities, some of which could be viewed as advantageous to Shareholders, while others could be viewed as disadvantageous. For example, Australia’s takeover laws will not apply to Avita US. Instead, United States takeover laws will apply to Avita US and its securities.

Appendix G of this Scheme Booklet sets out a comparative table of a number of the major differences between relevant corporate laws of Australia and the United States (including takeover laws). Appendix E of this Scheme Booklet contains details of the rights that attach to Avita US CDIs and how CDIs operate.

Appendix G and Appendix E

22	How has the exchange ratio of one Avita US Share for 100 Shares been determined?

The exchange ratio of one Avita US Share for 100 Shares has been determined by the Company and Avita US having regard to:

•   the current trading price of Shares on the ASX and Company ADSs on NASDAQ;

•   the theoretical trading price of Avita US Shares and the trading price that is expected of a stock listing on a major stock exchange in the United States (as well as listing and quotation on the ASX in the form of CDIs);

•   the fact that the Company currently has 2,133,434,899 Shares on issue, which is greatly in excess of the number of shares of common stock on issue by other comparable medical device companies listed on NASDAQ; and

•   the minimum trading price requirement of US$1.00 on NASDAQ for all continued listings.

Section 2.7

Avita US

23	Who is Avita US?

Avita US is a newly formed holding company incorporated in the State of Delaware in the United States, for the sole purpose of the Proposed Transaction. If the Scheme becomes Effective, Avita US will become the ultimate parent company of the Company and Avita Group.

As at the date of this Scheme Booklet, no Avita US Shares or other securities have been issued by Avita US. Immediately following implementation of the Proposed Transaction, all of the Avita US Shares will be owned by Eligible Shareholders (in the form of Avita US Shares or Avita US CDIs) in approximately the same proportions as their existing holdings in the Company, subject to the Sale Facility aspect of the Proposed Transaction dealing with Fractional Shareholder Interests and Ineligible Shareholders (discussed at section 2.8 and section 11.5 of this Scheme Booklet).

Sections 2.8, 11.5 and 8

24	Who will be the directors of Avita US following implementation of the Scheme?	On the Implementation Date, the members of the Avita US Board will be the same persons as the current members of the Board.	Section 12.1

25	Why is Avita US incorporated in the State of Delaware in the United States?	The Board considers that the State of Delaware is an appropriate jurisdiction for the domicile of Avita US. More than 50% of all publicly-traded companies in the United States, including more than 60% of the Fortune 500, are incorporated in Delaware. In addition, Delaware provides a well-developed body of law defining the fiduciary duties and decision-making processes expected of boards of directors in a variety of contexts, including evaluating potential and proposed corporate takeover offers and business combinations.	Section 0

26	Will there be changes to the Company’s assets, business or operations as a result of the Proposed Transaction?

No.

On and from the Implementation Date, the assets, business and operations of the Company will be unchanged, and Avita US intends to continue the business of the Company and the Avita Group as it was conducted prior to the Implementation Date. It should be noted that the Company does not have a physical business presence in Australia.

Further information on the Avita Group’s business plans and strategy can be found in the various announcements made by the Company on the ASX website (www.asx.com.au) and filings made by the Company with the SEC.

Section 8.7

27	Where will Avita US’s annual meetings be held in the future?	As a Delaware corporation, pursuant to Avita US’s certificate of incorporation and by-laws, Avita US’s annual meetings will be held within or outside the State of Delaware as the Avita US Board shall determine from time to time. If determined by the Avita US Board, annual meetings may also be conducted in Australia or virtually.	N/A

Other

28	What are CDIs?	A CDI is a financial product quoted on the ASX which allows the securities of foreign-incorporated entities to be traded on the ASX and securities transactions on the ASX to be settled in accordance with the ASX settlement system (currently CHESS). CDIs are units of beneficial ownership in foreign securities, where legal title to the securities is held by the Authorised Nominee for the purpose of enabling trading and settlement to occur in the securities of foreign-incorporated entities on the ASX. Holders of CDIs receive the economic benefits of actual ownership of the underlying securities.	Appendix E

29	Who is the Authorised Nominee?	The Authorised Nominee is CHESS Depositary Nominees Pty Limited (ACN 071 346 506, Australian Financial Licence number 254514), which is an approved general participant of ASX Settlement and a wholly-owned subsidiary of ASX. The Authorised Nominee will be the registered holder of Avita US Shares held for the benefit of Avita US CDI Holders. The Authorised Nominee does not charge a fee for providing this service to Avita US CDI Holders.	Appendix E

30	What will happen to the existing Options, RSUs and Warrants in the Company?	The existing Options, RSUs and Warrants in the Company arise out of contracts between the Company and the holders of those securities. Under those contracts, the existing Options, RSUs and Warrants will continue after implementation of the Proposed Transaction; however, the entitlements of holders to be issued Shares will instead become entitlements to be issued Avita US Shares (in the ratio of one Avita US Share for every 100 Shares to which the holder would otherwise be entitled). In all other respects, the existing Options, RSUs and Warrants will continue to be subject to the contractual terms pursuant to which they were granted. Avita US has separately covenanted (by way of deed poll) in favour of holders of existing Options, RSUs and Warrants in the Company to ensure that holders’ entitlements are made available in accordance with their contractual rights.	Section 12.6, Appendix D2

31	What happens at the Second Court Hearing?

If the Scheme is approved by Shareholders at the Scheme Meeting, the Court will be asked to approve the Scheme at the Second Court Hearing.

If Shareholders wish to oppose the approval by the Court of the Scheme at the Second Court Hearing, they may do so by filing with the Court and serving on the Company a notice of appearance in the prescribed form, together with any affidavit on which they wish to rely at the hearing.

N/A

32	Can I sell my Shares now?	The Scheme does not preclude you from selling some or all of your Shares on the ASX (or, if you are an ADS Holder, selling some or all of your Company ADSs on NASDAQ) for cash prior to implementation of the Scheme, if you wish, provided that you sell your Shares before the close of trading on the ASX on the Effective Date (or, for ADS Holders, the last day of trading of Company ADSs on NASDAQ).	N/A

33	Who can help answer my questions about the Proposed Transaction?

If you have any questions about the Proposed Transaction, please consult your financial, legal, taxation or other independent and qualified professional adviser.

Additionally, you can call the Company’s enquiry line on 1300 113 256 (Australia toll free) or +61 3 9415 4090 (outside Australia) on Business Days from 8.30am to 5.00pm Monday to Friday.

N/A

5.	BOARD’S RECOMMENDATION AND THE OPINION OF THE INDEPENDENT EXPERT

5.1	The Board’s recommendation

The Board unanimously believes that the Proposed Transaction is in the best interests of Shareholders. Accordingly, the Board unanimously recommends that Shareholders vote in favour of the Scheme Resolution to be proposed at the Scheme Meeting.

In making this recommendation, the Board has considered the advantages, disadvantages and risks of the Proposed Transaction as described in section 6 of this Scheme Booklet and also the conclusion reached by the Independent Expert. The Board considers that the advantages of the Proposed Transaction significantly outweigh its disadvantages and risks.

In particular, the Board believes that the approval of the Scheme and implementation of the Proposed Transaction is important for the Company in order to allow it to resume being regarded as a domestic public company in only one jurisdiction (i.e. the United States, noting that, as outlined in section 6.1 of this Scheme Booklet, it is not currently possible to have Australia as its sole domestic jurisdiction). This will mean that the Company can avoid the unnecessary costs, risks, resourcing and burden associated with being regarded as a domestic public company in each of the United States and Australia. The Proposed Transaction is the means by which the Company can achieve that objective whilst ensuring that the parent company of the Avita Group retains a listing in both the United States and Australia. This is discussed in more detail in section 6.1 of this Scheme Booklet.

All Directors who hold or control Shares intend to vote in favour of the Scheme Resolution in relation to the Shares which they hold (or which are held on their behalf).

In considering whether to vote in favour of, or against, the Scheme Resolution (or abstain from voting on the Scheme Resolution), the Board encourages you to:

•	read the whole of this Scheme Booklet, including its appendices;

•	have regard to your financial circumstances, individual risk profile, portfolio strategy and tax position; and

•	obtain advice on the Proposed Transaction from your financial, legal, taxation or other independent and qualified professional adviser, which takes into account your particular circumstances.

5.2	The Independent Expert’s opinion

The Independent Expert has concluded that the Scheme is fair and reasonable to, and in the best interests of, Shareholders as a whole. A copy of the Independent Expert’s Report, which includes the reasons for the Independent Expert’s conclusion, is contained in Appendix A. Shareholders are encouraged to read the Independent Expert’s Report carefully and in full.

6.	THE ADVANTAGES, DISADVANTAGES AND RISKS ASSOCIATED WITH THE PROPOSED TRANSACTION

The Proposed Transaction has a number of potential advantages, disadvantages and risks which Shareholders should consider before deciding how to vote on the Scheme Resolution.

This section does not take into account the investment objectives, financial situation, taxation position or particular needs of Shareholders. Shareholders should have regard to the entire Scheme Booklet and its appendices, consider their personal circumstances and consult with their financial, legal, taxation or other independent and qualified professional adviser before deciding how to vote on the Scheme Resolution.

Shareholders who vote against the Scheme Resolution are ultimately voting against the Proposed Transaction. This will prevent the Company from realising the benefits that may arise from the advantages of the Proposed Transaction identified at section 6.1 of this Scheme Booklet. At the same time, the potential disadvantages and risks associated with the Proposed Transaction, identified at section 6.2 and section 6.3 of this Scheme Booklet, may not arise (except for some of the Proposed Transaction’s implementation costs, which have already been incurred, or will be incurred in any event).

As noted in section 5 of this Scheme Booklet, the Board has considered the advantages, disadvantages and risks of the Proposed Transaction as part of the process it undertook to make its unanimous recommendation to approve the Proposed Transaction.

6.1	What are the potential advantages of the Proposed Transaction?

(a)	Avoidance of being a “dual compliant” company and reduced compliance burden and costs

It is not uncommon for entities to have their securities traded on more than one exchange (referred to as cross-listing or, in certain cases, a dual listing). Since October 2019, the Company’s securities have been quoted on two exchanges, with Shares traded on the ASX (in Australia) and Company ADSs traded on NASDAQ (in the United States).

All companies, including cross-listed companies, must prepare and lodge financial statements and comply with, among other things:

•	the corporate and securities law requirements of the jurisdiction in which they are incorporated (i.e. Australia for the Company); and

•	the regulations imposed by the relevant corporate regulator.

Since the Company is a public company incorporated in Australia, it is subject to regulatory oversight by ASIC and is required to prepare financial statements under applicable Australian laws in accordance with AIFRS. This costs the Company approximately A$400,000 per annum in external professional costs and is a significant burden on internal management and resources.

A cross-listed company is treated as a “foreign company” in the jurisdiction it elects for the secondary trading of its securities (i.e. the United States for the Company). In that second jurisdiction, the company is generally subject to lower levels of regulation and compliance, as its main compliance obligations continue to be imposed by the regulators in its country of origin (i.e. Australia for the Company). The Company, as a foreign company in the United States, has historically qualified for what is known as “foreign private issuer” exemption status by the SEC and, as a result, has been exempt from the financial reporting requirements applicable to United States companies under applicable United States laws (such as preparing financial statements in accordance with US GAAP).

However, since 31 December 2019, the Company has ceased to qualify for the foreign private issuer exemption due to a majority of the Shares (taking into account Company ADSs) being beneficially held by investors in the United States (as at that date).

If no restructuring is undertaken, the practical consequences of this (beginning on 1 July 2020) will be:

•	the Company will no longer be treated as a foreign private issuer in the United States;

•	in addition to the Company’s domestic status in Australia, the Company will be treated as having a domestic status in the United States for the purposes of applicable rules and regulations of the SEC;

•

the Company will no longer be eligible to report in the United States as a foreign company using financial statements prepared under applicable Australian laws (in accordance with AIFRS), but instead will be required to report in accordance with US GAAP (in the same fashion as all other public companies incorporated in the United States);

•	the Company will be exposed to heightened oversight by corporate regulatory bodies as a consequence of being a domestic public company in two jurisdictions (Australia and the United States); and

•	the Company will need to incur substantial additional costs and increase resourcing to comply with the distinct legal, financial and reporting requirements of both Australia and the United States.

In particular, in addition to continuing to incur the costs associated with preparing financial statements under applicable Australian laws (in accordance with AIFRS), the Company will be required to prepare a second set of financial statements under applicable United States laws (in accordance with US GAAP). The preparation of two different sets of financial statements is onerous, time-consuming and costly for the Company.

If the Proposed Transaction is implemented, Avita US will be subject to those Australian laws that are applicable to Australian registered foreign companies and it will also be subject to the ASX Listing Rules. Importantly, however, if the Proposed Transaction is implemented, Avita US will only have domestic status in the United States and will therefore only be required to prepare its financial statements under applicable United States laws (in accordance with US GAAP) and will not be required to also prepare its financial statements in accordance with AIFRS, thereby avoiding the most substantial part of the duplication of costs, burdens and risks associated with dual compliance.

Therefore, the Proposed Transaction would mean that the Company would not be required to undertake an Australian audit and incur audit-related expenses and ongoing compliance costs for each financial year, which will save approximately A$400,000 per annum in external professional costs.

If the Proposed Transaction is implemented, Shareholders will continue to receive audited, and detailed, financial reports on corporate activities and developments, although these financial reports will be prepared in accordance with US GAAP rather than AIFRS (in accordance with which the Company currently prepares its financial report). Avita US will file its financial statements with the SEC and ASIC, and make them generally available on its website and file them with both the ASX and NASDAQ.

(b)	Align the Avita Group’s structure with its operating model

The Proposed Transaction will reorganise the Avita Group’s corporate structure by inserting Avita US as the new parent company of the Avita Group.

Having a company incorporated in the United States as the Avita Group’s parent company will mean the Avita Group’s corporate structure will be aligned with its business operations, since:

•	a majority of the Shares (taking into account Company ADSs) are currently beneficially held by investors in the United States;

•	all of the Avita Group’s current business operations are located in the United States, where nearly all of the Avita Group’s employees are located; and

•	the key market for the Avita Group’s business is the United States, where the Company derives virtually all of its revenue.

This structure will be more easily understood by potential investors and transaction partners in the United States. This may also increase the Avita Group’s attractiveness to potential merger partners, as well as increase opportunities with potential licensing partners and other commercial parties. In addition, if the Avita Group sought to acquire a target or asset, the Avita Group would have the ability to issue NASDAQ-listed Avita US Shares as consideration to sellers, which may be more attractive to certain third-party sellers.

(c)	A “local” listing where the Avita Group’s strategy is to grow its visibility and presence

In September 2018, the Company was granted approval by the FDA in respect of its RECELL® System for the treatment of acute thermal burns in adults. Building upon that successful approval, the Company, in January 2019, formally launched its United States sales force and began selling RECELL to burn centres in the United States, which to date has been well received. Whilst the Company expects to continue to supply and support existing users of its products outside of the United States, the Board’s expectation is that, in the near term, the Company will devote most of its commercial efforts and resources to ensuring a successful and growing presence in the United States, the largest market for the treatment of burns.

Changing the primary listing of the Avita Group’s parent company from the ASX to NASDAQ is consistent with the Company’s strategy to grow its United States presence by enhancing the Avita Group’s visibility and market presence in the United States.

(d)	Increase the attractiveness of the Avita Group to investors in the United States

Avita US’s primary listing after implementation of the Proposed Transaction will be on NASDAQ in the United States. The United States capital market is the largest in the world in terms of market capitalisation and trading volume and, in October 2019, the Company listed Company ADSs on NASDAQ in order to access some of this opportunity. Whilst the Company has maintained this secondary listing to date, the Board believes that having its primary listing on NASDAQ, rather than on the ASX, should result in increased demand for, and liquidity of, the Avita Group’s securities in the United States market, because the Board believes that investors in the United States are more likely to invest in a United

States incorporated company with a primary listing on a United States trading platform, as compared with an Australian incorporated company that has its primary listing on the ASX. While the Company believes that this advantage will accrue to the Company, there is a risk that the Proposed Transaction may lead to a potential loss of demand for, and reduction of liquidity of, Avita US’s securities in the Australian capital market. Notwithstanding that the use of the CDI structure is not uncommon in the Australian market, there could be some investor discomfort with that structure (i.e. investors in Australia may be less likely to invest in a company with a secondary listing in Australia, as compared with a company with a primary “local” listing on the ASX). In addition, due, for example, to investment mandate limitations, certain Australian institutional investors may be prohibited from holding CDIs or foreign securities, or may be limited in the amount of CDIs or foreign securities that they can hold, or may be restricted by the amount or proportion that CDIs or foreign securities are permitted to represent within a diversified portfolio. Nevertheless, the Company believes that the potential increased demand for, and liquidity of, the Avita Group’s securities in the United States capital market would offset this risk and result in a net benefit for the Avita Group.

In addition, ADSs are generally less favourable for United States holders than common stock, because ADS holders must pay depositary fees to the ADS Depositary, whilst holders of common stock and CDIs do not have to pay depositary fees. The Proposed Transaction will result in holders of Company ADSs receiving common stock in Avita US in place of Company ADSs through and pursuant to their depositary arrangement with the ADS Depositary, and therefore those ADS Holders will no longer be required to pay fees to the ADS Depositary, including annual service fees and fees for distributing cash and other distributions. Similarly, holders of Avita US CDIs will not be required to pay depositary fees in respect of their Avita US CDIs.

Another important benefit of the Proposed Transaction is that there are certain investment funds which cannot, or choose not to, invest in companies that do not have an incorporated presence in the United States because they cannot qualify for inclusion in United States indices. As a United States incorporated entity, Avita US may be eligible for inclusion on major United States indices. The Board believes that this should increase the awareness of the Avita Group to United States institutional investors and, if it did, could result in broader access to capital pools. This may lead to an improvement in the Avita Group’s ability to accelerate growth by attracting further investment and raising future capital for projects on more attractive terms.

Avita US may also still qualify for major Australian indices (which do not require an Australian corporate domicile or incorporation in Australia as a criterion for inclusion in these indices).

(e)	Increase the awareness of the Avita Group to investors in the United States

Undertaking research on entities trading on NASDAQ via ADSs is comparatively more difficult for investors in the United States, because certain well-used research platforms (e.g. S&P’s Market Intelligence platform) provide detailed data on entities with primary listings only.

In this regard, a search for the Company ADSs using the ticker code “RCEL” or the search term of “Avita” either:

•	does not direct the reader to the Company; or

•	only provides ASX trading patterns.

Since the implementation of the Proposed Transaction will result in Avita US having a primary listing on NASDAQ, research will be much easier, and more intuitive, for investors in the United States, which are generally both larger in number and capitalisation as compared to investors in Australia.

(f)	Increased exposure of the Avita Group to larger and more diverse investors in the United States market

The implementation of the Proposed Transaction is expected to expose the Avita Group to a larger and more diverse range of investors in the United States. The Board believes that changing the domicile of the Avita Group to the United States will provide access to a broader range of institutional investors in a market which, in the Board’s view, relative to the Australian market, is more familiar with, and has historically had a stronger interest in, medical device and pharmaceutical companies. If successful, this may potentially lead to a re-rating of the Avita Group, a stronger market capitalisation/valuation and increased liquidity in trading.

Exposure to larger and more diverse investors may also result in greater access to lower-cost debt or equity capital in the United States. The Board believes that this access may enable future growth and development of the Avita Group to be financed at a lower cost than it has been to date.

(g)	Retention of ASX listing and familiarity with local exchange

While the Proposed Transaction will have a number of benefits from a United States perspective, the Company is very conscious of the fact that it has a number of Australian based investors. Accordingly, if the Proposed Transaction is implemented, the Avita Group will retain its listings on both the ASX and NASDAQ. Accordingly, following implementation of the Proposed Transaction, Eligible Shareholders will still be able to continue to hold their investment in the Avita Group through the ASX, as Avita US CDIs will be quoted on the ASX, and Avita US will be required to comply with the ASX Listing Rules (as well as the NASDAQ Listing Rules), including disclosure requirements under the continuous disclosure rules and the lodgement of financial statements and quarterly reports.

(h)	Familiar legal system for Avita Group management

Avita US, as a company domiciled in the United States and incorporated in Delaware, will be governed by the laws and regulations of the United States and, in particular, the laws and regulations of Delaware. The regulatory environment in the United States is broadly comparable to that in Australia (although there are some differences between the relevant corporate laws, some of which could be viewed as advantageous to Shareholders, while others could be viewed as disadvantageous). Appendix G of this Scheme Booklet sets out a comparative table of a number of the major differences between relevant corporate laws of Australia and the United States.

Whilst the legal system in the United States is considered to be a relatively predictable one and is broadly comparable to that of Australia, it will be more familiar to the Company’s management, which is entirely located in the United States. This will mean that senior management will have ready access to legal, accounting and other resources in time zones where they are located. The Company anticipates that this will, over time, result in reductions in the Company’s overhead costs.

6.2	What are the potential disadvantages of the Proposed Transaction?

(a)	Implementation costs

The Proposed Transaction, if approved, will result in additional fees and costs being incurred to implement the Proposed Transaction (including regulatory application fees payable to ASIC and FIRB and listing fees payable to the ASX). It should be noted, however, that a majority of these fees, such as advisor fees, have already been incurred as part of the exploratory phase of the Proposed Transaction, obtaining the Independent Expert’s Report and preparing and distributing this Scheme Booklet. For more information about these fees and costs, please refer to section 12.3 of this Scheme Booklet.

(b)	Change to a new jurisdiction for Non-US Shareholders

Upon implementation of the Proposed Transaction, Eligible Shareholders will either directly (through holding Avita US Shares) or indirectly (through holding Avita US CDIs) become stockholders in Avita US, a Delaware corporation. Shareholders might not be familiar with the laws and regulations of the United States and the State of Delaware, to which Avita US will be subject. Currently, Shareholders wishing to take action to enforce the provisions of the Constitution or corporations or securities laws as they relate to the Company may take action in Australian courts, applying Australian law. After implementation of the Proposed Transaction, it may be necessary, depending on the circumstances, to undertake any such actions in relation to Avita US in accordance with the applicable laws of the United States and Delaware.

(c)	Exposure to a more litigious environment

While the Company conducts the vast majority of its business in the United States already, Avita US may be exposed to increased litigation as a United States (Delaware) corporation, as the United States legal environment is generally understood to be more litigious than that of Australia. Under Delaware law, a stockholder must meet certain eligibility and standing requirements to bring a derivative action (i.e. proof of stock ownership), but settlement or dismissal of a derivative action requires the approval of the court and notice to stockholders of the proposed dismissal. Stockholders of United States incorporated companies are entitled to commence class action suits on their own behalf and on behalf of any other similarly situated stockholders to enforce an obligation directly owed to the stockholders where the requirements for maintaining a class action under Delaware law have been met. There is a risk that any material or costly dispute or litigation could adversely affect Avita US’s reputation, financial performance or value. It should be noted, however, that the contrast between levels of securities litigation in the United States and Australia is less pronounced now than in previous decades, because of the growth in Australia of shareholder class actions based on allegations of misleading or inadequate disclosure to the market.

(d)	Ineligible Shareholders and Small Shareholders will not be able to receive Avita US Shares or Avita US CDIs

The Avita US Shares or Avita US CDIs that would otherwise have been issued under the Scheme to Ineligible Shareholders will be issued to the Sale Agent (on behalf of Avita US) to be sold in accordance with the process outlined in section 11.5 of this Scheme Booklet. Fractional Shareholder Interests will also be dealt with in this manner.

Similarly, Eligible Shareholders who are classified as Small Shareholders (being Eligible Shareholders who hold less than 100 Shares and who are therefore Fractional Shareholders) will have their entitlement to Avita US CDIs sold in accordance with the process outlined in section 11.5 of this Scheme Booklet because their entitlement to Avita US CDIs will represent less than a whole Avita US Share. As at 1 May 2020, there are approximately 222 Shareholders who would be Small Shareholders on the Record Date if their holdings remain unchanged up to that date.

Therefore, Ineligible Shareholders and Small Shareholders (and other Fractional Shareholders to the extent of their Fractional Shareholder Interests) will no longer hold equivalent securities in Avita US to that which they previously held in the Company and will not be able to benefit in any potential future increase in value of those securities in the future.

(e)	Taxation implications if the Proposed Transaction is implemented

Please refer to section 10 of this Scheme Booklet for a comprehensive summary of the taxation implications of the Proposed Transaction for Shareholders (and ADS Holders) in Australia, the United States and Hong Kong as at the Record Date. In addition, Shareholders (and ADS Holders) are strongly urged to consult their tax advisers as to the specific tax consequences for them in connection with the Proposed Transaction, including the applicability and effect of foreign and local income and other tax laws in their particular circumstances.

6.3	Risks associated with the Company and the Proposed Transaction

Existing risks relating to the Company’s business

There are some risks that will continue to exist regardless of whether or not the Proposed Transaction is approved due to the nature of the Company’s business. Shareholders are currently already exposed to these risks given that they relate to the assets, operations and business of the Avita Group. Eligible Shareholders will continue to be exposed to materially the same risks after implementation of the Proposed Transaction. These risks have previously been disclosed to Shareholders through various public announcements made by the Company to the ASX and NASDAQ and through various periodic filings made by the Company with ASIC and the SEC. Some of the more material risks relating to the Company’s business are summarised below.

(a)	General market risks

Like many companies, the Company is exposed to a number of general risks that could materially adversely affect its financial position, assets and liabilities, reputation, profits, prospects and the market price and/or value of Shares and Company ADSs.

These could include any or all of the following:

•

fluctuations in economic conditions in Australia, the United States and internationally, including fluctuations in economic growth, interest rates, exchange rates, the level of inflation and employment levels;

•	liquidity, functionality and openness of the public equity and debt markets in key geographies around the world;

•	geopolitical risk within and between countries (e.g. tariffs, embargo etc.);

•	fluctuations in Australian, United States and other overseas stock-markets;

•

changes in government fiscal, monetary, regulatory and/or foreign policy in relevant jurisdictions and changes to political or judicial policies or conditions (including the impact of referendums in relevant jurisdictions);

•	increases in expenses (including wage inflation);

•	changes to accounting or financial reporting standards; and

•	natural disasters (including bushfires and floods), catastrophic events, terrorism and epidemics/pandemics (including COVID-19, which is discussed below).

(b)	COVID-19

Recently, governments around the world have been launching unprecedented public health and economic responses to the expanding COVID-19 pandemic, including implementing travel, movement, social distancing and related practices and policies (collectively, “COVID Restrictions”). The Company is closely monitoring the impact of COVID-19 on its business and operations and remains committed to addressing the needs of patients, healthcare providers, employees and broader stakeholders. The Company believes that it is well-positioned to address the challenges that may arise over the coming months by:

•	identifying (and limiting) the adverse effects of these challenges; and

•	remaining flexible as events unfold.

An overview of the impact of COVID-19 is set out below.

Commercial opportunities and demand for RECELL

The treatment of serious burns is not elective and cannot be deferred. This is because the loss of skin through a burn creates immediate and serious health complications that require immediate hospitalisation and care. In the period up to 31 March 2020, the Company had not experienced a material negative change in the ordering habits of customers for the RECELL System as a result of the COVID-19 pandemic, nor had the incidence of burn injuries seemed to reduce (acknowledging that burn injuries have not historically shown any seasonal or consistent pattern, and are generally impacted by numerous unpredictable factors such as weather, geography and vacation periods).

However, at the date of this Scheme Booklet, it is difficult to predict the extent to which COVID-19 may impact the Company’s commercial opportunities going forward, especially given it is presently indeterminate how long the COVID Restrictions will be enforced for, or the rate at which commercial conditions will normalise once the COVID-19 Restrictions are removed or reduced.

In the United States (where the Company derives more than 95% of its revenue), healthcare institutions have implemented various restrictions, and together with the Company’s own operating COVID-19 protocols, the results have been that the Company has dramatically reduced face-to-face interactions with its existing, new and potential customers. In the majority of territories in which the Company operates, the Company’s clinical and commercial support employees are no longer providing live case support at the hospitals and these resources and communications have been re-positioned to digital, audio and related remote interfaces. There has also been the cancellation of some professional meetings (e.g. the 2020 Annual American Burn Association Meeting in March 2020) resulting in a loss of ability to educate burn care providers on the benefits of the RECELL System.

If these operating conditions were to persist, then it is likely that new account acquisition and new user uptake may be delayed or be more graduated than would otherwise have been the case, with a resultant negative impact on the Company’s revenues. Additionally, hospital resources are expected to be focused on treating COVID-19 patients and therefore investigational studies will be deprioritised, paused or terminated. It is also worth noting that the broader drop-off in general economic activity being experienced across the entire United States has, for example, led to reduced motor vehicle accidents, and thus it is possible that the number of burn patients could likewise decline and, if this were to occur, this would have a negative impact on the Company’s revenues. Lastly, some of the Company’s partner hospitals have paused enrollment in the Company’s studies. Therefore, the recruitment of new patients (and the addition of new sites into Company studies) is expected to slow dramatically, which will result in delays to the completion of those studies, and the timeline to potential regulatory approval of those studies (if successful) is likely to be delayed or jeopardised.

Supply chain and logistics

The Company remains committed to providing continuity of service, and the uninterrupted supply of the RECELL System, to the burns community during this time. Many of the Company’s customers already carry on-hand inventory to treat new patients, and the Company is fortunate to not have any material exposure to foreign-sourced materials. To this end, the Company is confident in its ability to continue to supply its partner hospitals and is not anticipating any interruptions to its supply chain or distribution network this calendar year. Notwithstanding the above, the Company is continuing to manufacture the RECELL System under controlled conditions but is reliant on its employees to continue such manufacturing. As a result, an extended or exaggerated outbreak of COVID-19 within the Company’s manufacturing facility in Valencia, California could lead to supply interruptions if production were to cease for an extended period.

The Company will continue to provide updates on COVID-19 as appropriate through its website (www.avitamedical.com) and via the ASX and NASDAQ, and, as appropriate, through filings with the SEC.

(c)	Specific risks relating to the Company

The Company faces specific risks which could materially and adversely affect its business, operations and financial condition. In such event, the trading price of Shares and Company ADSs (or Avita US Shares and Avita US CDIs after implementation of the Proposed Transaction) would likely decline. Specific risks relating to the Company include the following:

i.	Achieving profitability

The Company has not yet achieved profitability, and losses are expected to continue in the foreseeable future, at least until margins from the sales of the RECELL System in the United States are adequate to fund operating expenses. Successful transition to profitable operations depends on achieving a level of revenues adequate to support the Company’s cost structure. However, the Company may never successfully achieve or sustain profitability.

ii.	Reliance on regulatory approval

The viability of the Company’s future success depends significantly on obtaining and maintaining regulatory approvals in key jurisdictions for the Company. For example, key products produced by the Company either currently have, or are awaiting, approval by the FDA. Development and commercialisation of any products requires successful completion of the regulatory approval process, which can often take an extended period of time to complete or in some cases is not capable of being successfully completed. Further, obtaining and maintaining regulatory approval for a product in one jurisdiction does not guarantee success in obtaining and maintaining regulatory approval for that product in other jurisdictions.

In addition, the Company relies on third parties to conduct, supervise and monitor its clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, the Company may not be able to obtain regulatory approval for its product candidates and its business could be substantially harmed.

iii.	Unfavourable pricing regulations or third party coverage and reimbursement policies

The Company cannot guarantee that it will receive favourable pricing and reimbursement for the use of its products and it may be unsuccessful in commercialising the RECELL System, or other future products, due to unfavorable pricing regulations or third-party coverage and reimbursement policies. The rules and regulations that govern pricing and reimbursement for medical products vary widely from country to country or from condition to condition and, within the United States, can also vary widely from one health system or hospital to the next.

As a result, even after obtaining regulatory approval for a product in a particular country, the Company may be subject to adverse price regulations or limited reimbursement which may:

•	delay or limit the commercial launch of its product;

•	negatively impact the revenue the Company is able to generate from the sale of the product in that country; or

•	hinder the Company’s ability to recoup its total investment in the product or other future products.

If the Company is unable to promptly obtain coverage and profitable payment rates for the RECELL System (or any future products) from hospital budgets, government-funded purchasers or private purchasers, this could have a material adverse effect on the Company’s operating results, ability to raise capital needed to commercialise products and overall financial condition.

iv.	Industry competition

The medical device, biotechnology and pharmaceutical industries in which the Company currently markets, or intends to market, the RECELL System (or future products) are intensely competitive and subject to significant changes due to technology and medical practice standards. The Company’s commercial opportunity could be reduced or eliminated if competitors develop and commercialise products, treatments or procedures that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than the RECELL System or any future products the Company develops.

v.	Intellectual property

The Company’s success is heavily dependent on its ability to obtain and maintain meaningful patent protection for its technologies and products throughout the world. The Company may be hindered in effectively protecting its intellectual property because of any or all of the following:

•

filing, prosecuting and defending patents in every jurisdiction is expensive and competitors could reverse engineer the Company’s technologies in jurisdictions where the Company has not obtained patent protection to develop their own products;

•

proceedings to enforce the Company’s patents in foreign jurisdictions where it has obtained patent protection could result in substantial costs and divert the efforts and attention of key personnel from other aspects of the Company’s business;

•	patent law is evolving in the life sciences industry, and therefore the validity and enforceability of the Company’s patents cannot be predicted with certainty; and

•

the laws of various foreign countries in which the Company plans to compete may not protect intellectual property to the same extent as do the laws of the United States, which could make it difficult for the Company to stop the infringement of its patents.

If the Company is unable to effectively protect its intellectual property, it may not be able to operate its business and third parties may be able to use and profit from the Company’s technology, both of which would impair the Company’s ability to be competitive.

In addition, the Company’s intellectual property may be affected by provisions in contracts with the United States government for funding of the Company’s activities, including through the contract with the United States Biomedical Advanced Research and Development Authority (BARDA). When new technologies are developed with United States government funding, the government obtains certain rights in any resulting patents, including the right to a non-exclusive license authorising the government to use the invention and rights that may permit the government to disclose the Company’s confidential information to third parties and to exercise “march-in” rights.

vi.	Reliance on funding

The Company is currently unable to finance its operations from commercial revenue and therefore is highly dependent on the ability to raise capital or receive funding. The Company may be required to raise additional capital if, among other things, the Company is unable to achieve profitability sufficient to fund its operations and other planned actions.

There can be no assurance that such capital would be available on favourable terms, or at all. If additional capital is raised through the issuance of equity or convertible debt securities, the percentage ownership held by Shareholders (or Avita US Shareholders (including Avita US CDI Holders) after implementation of the Proposed Transaction) may be reduced, and the market price of Shares and Company ADSs (or Avita US Shares and Avita US CDIs after implementation of the Proposed Transaction) could fall due to an increased number of shares being available for sale in the market. Debt financing, if available, may involve restrictive covenants, which may limit the Company’s operating flexibility with respect to certain business matters. If the Company is unable to secure additional capital as circumstances require, the Company may not be able to fund planned activities or continue its operations.

vii.	Manufacturing risks

The Company has limited experience in manufacturing its products in large-scale commercial quantities and may face manufacturing risks that could adversely affect its ability to manufacture products and its overall business. Manufacturing risks specific to the Company include, among other things, a failure to:

•	increase production capacity or volumes to meet demand;

•	maintain compliance with quality system requirements or pass regulatory quality systems; and

•	secure raw materials, components and materials in a timely manner, in sufficient quantities or on commercially reasonable terms.

The Company produces, packages and warehouses the RECELL System at its manufacturing facility in Ventura, California, and relies on global third-party manufacturers for production of some of the components used in the RECELL System. If the Company’s facility, or the facilities of third-party contract manufacturers, suffer damage, or a force majeure event, this could materially impact the Company’s ability to operate.

viii.	Other risks

The Company’s prospects for continued successful development and commercialisation of its products are, to varying degrees, dependent upon the research, development, commercialisation and marketing efforts of the Company and its collaborators. The Company’s growth and success also depends on its ability to attract and retain highly qualified and skilled sales and marketing, research and development, operational, managerial and finance personnel. Any failure to manage future growth effectively could have a material adverse effect on the Company’s business and results of operations.

Risks associated with the Proposed Transaction

If the Proposed Transaction is implemented, then in addition to the risks mentioned above, Eligible Shareholders may gain exposure to the following risks:

(a)	The Proposed Transaction may fail to realise the anticipated advantages

The Proposed Transaction may fail to realise some or all of the anticipated advantages for the Avita Group, either in a timely manner or at all.

(b)	Exact value of Avita US Shares and Avita US CDIs is not certain

Under the terms of the Scheme, the holdings of Eligible Shareholders will effectively be converted from Shares (or Company ADSs) to equivalent holdings of Avita US CDIs and/or Avita US Shares. The exact value of the Avita US CDIs and/or Avita US Shares to be received by Eligible Shareholders will be dependent on the price at which the Avita US CDIs and/or Avita US Shares trade after the Implementation Date (which may be different from the equivalent price at which the Shares and/or Company ADSs traded before the Implementation Date).

(c)	Loss of demand and liquidity in Australia

As mentioned in section 6.1(d) of this Scheme Booklet, the Proposed Transaction may lead to a potential loss of demand for, and reduction of liquidity of, Avita US’s securities in the Australian capital market. Notwithstanding that the use of the CDI structure is not uncommon in the Australian market, investors in Australia may be less likely to invest in a company with a secondary listing in Australia, as compared with a company with a primary “local” listing on the ASX. In addition, due, for example, to investment mandate limitations, certain Australian institutional investors may be prohibited from holding CDIs or foreign securities, or may be limited in the amount of CDIs or foreign securities that they can hold, or may be restricted by the amount or proportion that CDIs or foreign securities are permitted to represent within a diversified portfolio. The Company’s securities (in the form of Shares) currently have higher liquidity in the Australian market (i.e. on the ASX) than they do (in the form of Company ADSs) in the United States market (i.e. on NASDAQ). However, holders of Avita US CDIs quoted on the ASX will be able to convert their holdings into Avita US Shares quoted on NASDAQ, if the NASDAQ market provides more liquidity.

The outline of these risks is a summary only and should not be considered exhaustive. This section does not purport to list every risk that may be applicable to Shareholders now or in the future. Further, the occurrence or consequences of some of the risks described in this section may be partially or completely outside the control of the Company, its Board and senior management.

These risk factors do not take into account any Shareholder’s individual investment objectives, financial situation, position or particular needs. Before deciding how to vote in relation to the Scheme Resolution, Shareholders should have a sufficient understanding of these matters, having regard to their own individual risk profile, portfolio strategy, investment objectives, financial circumstances and taxation position. If Shareholders do not understand any part of this Scheme Booklet or are in any doubt as to how to vote in relation to the Scheme Resolution, the Board strongly recommends that Shareholders seek professional guidance from their financial, legal, taxation or other independent and qualified professional adviser before deciding how to vote on the Scheme Resolution.

7.	INFORMATION ABOUT THE COMPANY

7.1	Corporate overview

The Company is a public limited liability company incorporated in Australia and registered as a reporting entity in the United States under the US Exchange Act. The Company is regulated by Australian law including the Corporations Act and the ASX Listing Rules, and by the NASDAQ Listing Rules and the securities laws of the United States.

The Company was incorporated on 21 December 1992 under the laws of the Commonwealth of Australia, and was listed on the ASX on 9 August 1993 under the ticker symbol “GRC” and is currently trading under the ticker symbol “AVH”. The Company was listed on NASDAQ on 1 October 2019 under ticker symbol “RCEL”.

The Company’s registered office is located at Level 7, 330 Collins Street, Melbourne VIC 3000, Australia.

The Company’s principal office in the United States is located at 28159 Avenue Stanford, Suite 220, Valencia, California and the Company has a production plant in Ventura, California.

As at 1 May 2020, there are 91 employees, of which 88 are located in the United States, 2 are located in the United Kingdom and one is located in Australia.

7.2	Business overview

The Company is a regenerative medicine company with a technology platform positioned to address unmet medical needs in burn injuries, trauma injuries, chronic wound and dermatological and aesthetics indications. The Company’s patented and proprietary platform technology harnesses the regenerative properties of a patient’s own skin to help patients who have lost the outer layer of the skin (known as the epidermis) through injury, or have skin or skin cells that are otherwise defective.

The Company’s Spray-On Skin™ Cell suspension is an autologous cellular suspension comprised of the patient’s skin cells necessary to regenerate natural healthy epidermis. This autologous suspension is sprayed onto the areas of the patient requiring treatment.

The Company’s first product in the United States, the RECELL® System, was approved by the FDA in September 2018 for treatment of acute thermal burn injuries in patients 18 years and older. The RECELL System is used to prepare Spray-On Skin™ Cell suspension using a small amount of a patient’s own skin, providing a new way to treat severe burns that significantly reduces the amount of donor skin required.

The RECELL System is designed to be used at the point of care alone or in combination with autografts, depending on the depth of the burn injury.

Data from randomised, controlled clinical trials conducted at major burn centres in the United States and real-world use in more than 8,000 patients globally indicates that the RECELL® System is a significant advancement over the current standard of care for burn patients and offers benefits in clinical outcomes and costs savings.

The RECELL System is registered by the Therapeutic Goods Administration (TGA) in Australia for use in the treatment of burns, acute wounds, scars and vitiligo. In Europe, the RECELL System received “CE-Mark approval” (a term used by the European Union to certify that a product may be sold freely in any part of the European Economic Area) for the treatment of burns, chronic wounds, scars and vitiligo. However, virtually all of the Company’s revenue is derived from commercial sales in the United States.

7.3	Market opportunity and competition

Market opportunity

As noted above, the Company is commercialising the RECELL System for the treatment of acute thermal burn injuries in patients 18 years and older. Acute thermal burns are life-threatening and debilitating injuries that are very expensive and complex to manage due to extended and costly hospitalisation, rehabilitation and scar treatment.

In the United States, the largest market for the treatment of burns, approximately 486,000 people seek treatment for burns each year. Of these, at least 40,000 have burn injuries severe enough to require in-patient treatment, and it is estimated that 3,800 people die from such injuries each year. The majority of patients treated on an in-patient basis in the United States are treated in specialised burn centres. Countries outside of the United States are smaller markets for the treatment of burns and the Company is therefore predominately focused on the United States market.

Burn treatment is dictated by the depth and extent of the injury, and deeper and more extensive injuries are most commonly treated with autologous split-thickness skin grafts (STSG) to achieve definitive closure of the burn wound. In a STSG, or autograft, the donor skin is harvested from a healthy part of the patient using a device called a dermatone. The donor skin is then transferred to the burn injury that has been prepared (debrided or cleaned).

Treatment with STSG creates additional trauma for the patient due to the harvesting of healthy donor skin. Although the use of STSG has been a standard treatment for more than 50 years, grafting is associated with significant pain, pruritus, infection, dyschromia, dyspigmentation, delayed healing and hypertrophic scarring of the donor site.

In large total body surface area (TBSA) injuries, the patient may not have enough donor skin available to allow for immediate treatment of the entire area of burn injuries with traditional grafting techniques. The lack of available healthy donor skin in patients with high TBSA burn injuries is often the central problem impacting time to autografting and definitive closure of the wounds. In severely burned patients, doctors often must wait until the donor sites have healed so that they can re-harvest from the site, resulting in delays in treatment and healing, requiring multiple procedures and extended hospital time. The overall cost of treatment with STSG is expensive; for example, in the United States, it costs approximately US$579,000 and involves 59.4 days in hospital for a patient with a 40% TBSA mixed or full-thickness burn.3

Trauma wounds (soft tissue injuries)

Examples of traumatic wounds include abrasions, lacerations, punctures, gunshot wounds, crush wounds, and degloving. Severe traumatic wounds may require surgical intervention to close the wound and stabilise the patient. The most common trauma injuries requiring autografting are degloving and lacerations. The RECELL System receives the most interest in connection with degloving and abrasion injuries. The harvesting and autografting procedures for trauma wounds are similar to the treatment of severe burn injuries, as are the limitations and shortcomings. Patients requiring autografting for trauma wounds are often treated in trauma centres in hospitals

[3]

Stacey Kowel et al, ‘Cost-Effectiveness of the Use of Autologous Cell Harvesting Device Compared to Standard of Care for Treatment of Severe Burns in the United States’ (2019) 36(7) Advances in Therapy 1715, 1725.

by trauma surgeons, plastic surgeons and burn surgeons. Approximately half of the burn centres treating patients with severe burns requiring autografting in the United States are also trauma centres that treat trauma patients requiring autografting; therefore, the soft tissue injury market complements the Company’s commercialisation efforts related to the United States burn market.

The Company is presently conducting a clinical trial in pursuit of FDA approval for a soft tissue reconstruction authorisation.

Vitiligo and other dermatological indications

Vitiligo is a disease that causes the loss of skin pigmentation or colour in patches which tends to increase in size over time. The extent and rate of colour loss from vitiligo is unpredictable, can affect the skin on any part of the body and may also affect hair and the inside of the mouth. Non-segmental vitiligo is the most common variant, impacts the majority of patients and is characterised by symmetrical patches that appear on both sides of the body, as on hands and knees.

Vitiligo occurs when melanocytes, the pigment-producing skin cells, die or stop producing melanin, the pigment that gives skin, hair and eyes colour. Vitiligo is believed to be an autoimmune disorder in which a patient’s immune system attacks and destroys the melanocytes in the skin. It may also be caused by heredity factors or a triggering event, such as sunburn, stress or exposure to industrial chemicals.

Vitiligo affects people of all skin types, but it may be more noticeable in people with darker skin. The condition is not life-threatening or physically painful but can significantly alter physical appearance, have negative emotional and psychological consequences, and impair quality of life.

Vitiligo cannot be cured at present. However, the RECELL System has been used internationally in over 1,000 patients to improve pigmentation in patients suffering from vitiligo. In the United States, the Company is currently pursuing a feasibility study ahead of a potential registration study in vitiligo.

Competition

The RECELL System is the only product to be granted premarket approval by the FDA in over 20 years following the completion of two randomised controlled clinical studies. However, the medical device, biotechnology and pharmaceutical industries are intensely competitive and subject to significant technological change, together with changes in clinical and commercial practice. While the Company believes that its innovative technology, knowledge, experience and scientific resources provide it with competitive advantages, the Company faces competition from many different sources with respect to the RECELL System and any product candidates that the Company may seek to develop and commercialise in the future. Possible competitors may include (among others) medical device, pharmaceutical and wound care companies, academic and medical institutions, governmental agencies, medical practitioners, and public and private research institutions.

Any product that the Company successfully develops and commercialises will compete with existing therapies and new therapies that may become available in the future. In addition, in the treatment of acute burns, the Company faces competition from the current standard of care, primarily split-thickness autografts. Although the RECELL System is complementary with autografts for the treatment of many burn injuries, the Company faces competition from this traditional surgical procedure for many burn patients. However, based on its clinical trials, the Company believes that the RECELL System has sustainable competitive clinical and economic advantages over the current standard of care.

7.4	Company’s issued securities

As at the date of this Scheme Booklet, the securities of the Company on issue are as follows:

Security	Number
Shares (including those represented by Company ADSs)	2,133,434,899
Options (with each Option entitling the holder to be issued one Share on exercise)	125,994,582
RSUs (with each RSU entitling the holder to be issued one Share on vesting)	44,642,174
Warrants (with each Warrant entitling the holder to be issued one Share on exercise)	862,415

Total	2,304,934,070

7.5	Company’s current group structure

The corporate structure of the Company and the Avita Group as at the date of this Scheme Booklet is provided at section 2.2 of this Scheme Booklet.

7.6	Board and senior management

Board

As at the date of this Scheme Booklet, the Board consists of the following persons:

•	Mr Lou Panaccio, Chair

•	Dr Michael Perry, CEO & Executive Director

•	Mr Jeremy Curnock Cook, Non-Executive Director

•	Prof. Suzanne Crowe, Non-Executive Director

•	Mr Louis Drapeau, Non-Executive Director

•	Mr Damien McDonald, Non-Executive Director

Further information about the Board, their experience and qualifications can be obtained by visiting the Company’s website (avitamedical.com/leadership). The security holdings that each Director has in the Company are detailed in section 12.1 of this Scheme Booklet.

Senior management

As at the date of this Scheme Booklet, the senior management of the Company consists of the following persons:

•	Dr Michael Perry, CEO

•	David McIntyre, CFO

•	Erin Liberto, Chief Commercial Officer

•	Timothy Rooney, Chief Administrative Officer

•	Andrew Quick, Chief Technology Officer

•	Donna Shiroma, General Counsel

Further information about the senior management team of the Company can be obtained by visiting the Company’s website (avitamedical.com/leadership).

7.7	Financial information

The historical financial information for the Company is contained in the consolidated financial statements for the Company, copies of which can be found on the ASX’s website (www.asx.com.au) and the Company’s website (www.avitamedical.com/investors#investorResources).

Other than as disclosed in this Scheme Booklet, in the Company’s announcements to the ASX and NASDAQ, in its filings with the SEC and via the Company’s website, within the knowledge of the Board, the financial position of the Company has not materially changed since 31 December 2019, being the last half-year balance date of the Company’s financial statements in the Company’s most recent half-year financial report.

The Board considers that there are no reasonable grounds for including any financial information in this Scheme Booklet in light of the nature of the Proposed Transaction and the limited impact which the Proposed Transaction will have on the operations, assets and liabilities of the Company.

7.8	Other information about the Company

The Company is a “disclosing entity” for the purposes of the Corporations Act and is subject to regular reporting and disclosure obligations under the Corporations Act and the ASX Listing Rules. The Company is required to notify the ASX (subject to certain exceptions) immediately if it becomes aware of any information concerning the Company which a reasonable person would expect to have a material effect on the price or value of its securities. Following implementation of the Proposed Transaction, Avita US will be subject to the same disclosure and (subject to any waivers granted by ASX) reporting obligations under the ASX Listing Rules by virtue of its listing on the ASX.

The Company is also subject to reporting requirements under the US Exchange Act and is required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Upon implementation of the Proposed Transaction, Avita US will become a successor to the Company’s registration under the US Exchange Act and will therefore be required to file such annual, quarterly and current reports, proxy statements and other information with the SEC.

Copies of announcements made by the Company to the ASX are available on the ASX website (www.asx.com.au).

Further announcements concerning developments relating to the Company will continue to be made available on the ASX website after the date of this Scheme Booklet in accordance with the Company’s continuous disclosure obligations in Australia and periodic disclosure obligations in the United States.

In addition, Shareholders can obtain annual and half-yearly reports lodged by the Company with ASIC from ASIC, as well as any document filed by the Company with the SEC through the SEC website (www.sec.gov).

8.	INFORMATION ABOUT AVITA US FOLLOWING IMPLEMENTATION OF THE PROPOSED TRANSACTION

8.1	Corporate overview

Avita US was incorporated on 17 April 2020 in Delaware in the United States, as a corporation under the DGCL.

Avita US was incorporated for the sole purpose of the Proposed Transaction. Consequently, Avita US has not conducted, and will not conduct, any business prior to the Implementation Date (whereupon it will become the ultimate holding company of the Company and its subsidiaries) other than entering into the agreements and performing the acts which are detailed in this Scheme Booklet. As Avita US is a newly formed entity, Avita US’s initial financial statements will be the Company’s historical financial statements.

As at the date of this Scheme Booklet, Avita US has the authority to issue 200,000,000 shares of voting common stock, par value $0.0001 per share (Common Stock), and 10,000,000 shares of preferred stock, par value $0.0001 per share (Preferred Stock). As at the date of this Scheme Booklet, no Avita US Shares or other securities have been issued by Avita US.

Avita US is not currently listed on any securities exchange. The Company will submit a company event form to NASDAQ for review in connection with the Company’s request to transfer the listing of the Company ADSs and quote the Avita US Shares on NASDAQ and Avita US will apply to be admitted to the official list of ASX, which forms part of the Conditions Precedent to completion of the Proposed Transaction. Avita US will also be registered in Australia as a foreign company under the Corporations Act.

If the Proposed Transaction is implemented, on the Implementation Date, all of the Avita US Shares will be owned by Eligible Shareholders (in the form of Avita US Shares or Avita US CDIs) in approximately the same proportions as the Eligible Shareholders’ existing holdings in the Company, subject to the Sale Facility aspect of the Proposed Transaction dealing with Fractional Shareholder Interests and Ineligible Shareholders (discussed at section 2.8 and section 11.5 of this Scheme Booklet).

8.2	Capital structure

The capital structure of Avita US immediately following implementation of the Proposed Transaction will be as set out in the following table.

Shares	Number
Avita US Shares of Common Stock	200,000,000 shares of common stock authorised, and estimated 21,334,349 outstanding[4]

Avita US Shares of Preferred Stock	10,000,000 shares of preferred stock authorised, and nil outstanding

[4]

Subject to rounding in connection with the Sale Facility aspect of the Proposed Transaction dealing with Fractional Shareholder Interests and Ineligible Shareholders (discussed at section 2.8 and section 11.5 of this Scheme Booklet).

Please refer to section 12.6 of this Scheme Booklet for further information regarding the number of Avita US Shares that may be issued to holders of Options, RSUs and Warrants in Avita US upon exercise or vesting (as applicable) after implementation of the Proposed Transaction.

8.3	Choice of jurisdiction

The Board considers that the State of Delaware is an appropriate jurisdiction for the domicile of Avita US. More than 50% of all publicly-traded companies in the United States, including more than 60% of the Fortune 500, are incorporated in Delaware. In addition, Delaware provides a well-developed body of law defining the fiduciary duties and decision-making processes expected of boards of directors in a variety of contexts, including evaluating potential and proposed corporate takeover offers and business combinations.

As the Company’s aim is to redomicile the Avita Group to the United States and obtain the advantages of Avita US being a United States company, Avita US has adopted a customary form of by-laws for a Delaware corporation, which it believes is appropriate for a NASDAQ listed company. A description of a number of the key differences between the Australian and Delaware corporate legal regimes and their implications for stockholders of Avita US is set out at Annexure G of this Scheme Booklet.

8.4	Corporate governance and structure

As a Delaware entity listed on NASDAQ, Avita US will adopt corporate governance policies and new board committee charters in line with NASDAQ listing standards. Avita US intends to adopt the same policies and charters as are currently in effect for the Company, with such changes as are necessary for Avita US to comply with the rules applicable to United States companies listed on NASDAQ.

Pursuant to the NASDAQ Listing Rules, Avita US will establish and adopt charters for its Audit Committee and Nominating and Governance Committee. Avita US will also establish a Compensation Committee, the main functions of which are to review, approve and recommend the base salary, equity-based incentives and short-term incentive compensation for executive officers, approve all long-term equity incentives to employees, review Avita US’s cash and stock-based incentive compensation plans to assess their effectiveness in meeting Avita US’s goals and objectives and take other actions to meet its responsibilities as set out in its written charter. Avita US may adopt other charters and policies as the Avita US Board determines is necessary or appropriate.

Avita US is committed to ensuring that its corporate governance systems comply with statutory and stock exchange requirements and to maintaining its focus on transparency, responsibility and accountability.

8.5	Directors and management structure

On the Implementation Date, the Avita US Board and senior management will be the same as currently exists for the Company.

8.6	Dividend policy

The Avita US Board will review the amount of any future dividends that may be paid having regard to Avita US’s profits, its financial position and the Avita US Board’s assessment of the capital required to grow the business of the Avita Group.

8.7	Avita US’s intentions for the business, assets and employees of the Company

(a)	Listing on NASDAQ and the ASX

Broadly speaking, if the Proposed Transaction is implemented, the existing listing of the Company on the ASX (as its primary listing) and on NASDAQ (as its secondary listing) will be replaced with a new listing of Avita US on NASDAQ (as its primary listing) and on the ASX (as its secondary listing). In particular, this means that the Company will be removed from the official lists of the ASX and NASDAQ and, contemporaneously, Avita US will be listed on NASDAQ (as its primary listing) and on the ASX (as its secondary listing).

(b)	Avita US’s assets, business and operations

On and from the Implementation Date, the assets, business and operations of the Company will be unchanged, and the Avita US Board intends to continue the business and principal activities of the Avita Group as they were conducted prior to the Implementation Date, in a manner consistent with past practice. In particular, the Avita US Board intends to continue the employment of its current employees, without any major change or amendment (although the Avita US Board may undertake a review of the Avita Group after the Implementation Date to consider whether there are appropriate measures required to streamline its operations and structure further). All of the Avita Group’s operations are located in the United States and that will be unchanged from the Implementation Date. Notwithstanding the above, current and future economic, market and business conditions may cause the Avita US Board to make changes that it considers necessary and in the interests of its stockholders.

Further information on the Avita Group’s business plans and strategy can be found in the various announcements made by the Company on the ASX website (www.asx.com.au) and filings made by the Company with the SEC (www.sec.gov).

(c)	Status of the Company

On and from the Implementation Date, Avita US will own all of the Shares, and the Company will become a wholly-owned subsidiary of Avita US.

Shortly after the Implementation Date, Avita US expects to pass a special resolution to convert the Company from a public company to a proprietary company limited by shares and to lodge all necessary documentation with ASIC to give effect to that conversion.

No winding up, merger or liquidation of the Company, nor any transfer of material assets from the Company to Avita US or any other member of the Avita Group, is currently contemplated.

9.	IMPLICATIONS OF AVITA US BEING A UNITED STATES INCORPORATED COMPANY

9.1	The listing of Avita US on the ASX and NASDAQ

The Conditions Precedent to the Proposed Transaction include the approval by:

•	ASX to the admission of Avita US to the official list of ASX and to the quotation of the Avita US CDIs on the ASX; and

•	NASDAQ to the listing of Avita US on NASDAQ and to the quotation of the Avita US Shares on NASDAQ.

In connection with the above:

•

Avita US will apply to ASX for admission to the official list of ASX as a standard ASX listing and for official quotation of the Avita US CDIs on the ASX within seven days after the date of this Scheme Booklet;

•

subject to Avita US fulfilling all of the listing requirements of ASX and the Scheme being Effective, it is currently anticipated that on or about 24 June 2020, Avita US will be admitted to the official list of ASX and the Avita US CDIs will commence trading on the ASX on a deferred settlement basis. Normal settlement trading of the Avita US CDIs on the ASX is then expected to commence on 30 June 2020; and

•

subject to Avita US fulfilling all of the listing requirements of NASDAQ and the Scheme being Effective, trading of the Avita US Shares on NASDAQ is expected to commence shortly after the Implementation Date.

9.2	Differences between the laws of Australia and the laws of Delaware/the United States

As the Company is incorporated under the laws of Australia, it is subject to, and the rights and obligations attaching to the Shares are governed by, the laws of Australia and the Constitution. The Company is also subject to the ASX Listing Rules and the NASDAQ Listing Rules by virtue of its listing on the ASX and NASDAQ.

As Avita US is incorporated under the laws of Delaware in the United States, it is subject to, and the rights and obligations attaching to the Avita US Shares are governed by, United States/Delaware law, Avita US’s certificate of incorporation and by-laws, the NASDAQ Listing Rules (upon listing on NASDAQ) and the federal securities laws of the United States. As a result of Avita US’s secondary listing on the ASX and its registration as a foreign company in Australia in connection with the Proposed Transaction, Avita US will also be subject to the ASX Listing Rules and certain provisions of the Corporations Act that are applicable to registered foreign companies in Australia (see section 9.5 of this Scheme Booklet).

There are a number of differences between the laws governing the Company’s securities and those that will govern Avita US’s securities, some of which could be viewed as advantageous to Shareholders, while others could be viewed as disadvantageous. For example, Australia’s takeover laws will not apply to Avita US. Instead, United States takeover laws will apply to Avita US and its securities. Appendix G of this Scheme Booklet sets out a comparative table of a number of the major differences between relevant corporate laws of Australia and the United States (including takeover laws).

If Shareholders would like to read Avita US’s certificate of incorporation or by-laws or the Constitution, copies can be obtained free of charge by writing to the company secretary of the relevant company. In addition, the Constitution has been filed as an exhibit to the Company’s Form 20-F Annual Report for the financial year ended 30 June 2019, filed with the SEC on 31 October 2019. If the Scheme is implemented, Avita US’s certificate of incorporation and by-laws will be publicly filed with the SEC at the time of implementation of the Scheme.

9.3	The rights attaching to Avita US Shares

This section provides an outline of the rights attaching to Avita US Shares, which are described in greater detail in Appendix G of this Scheme Booklet.

(a)	Annual meetings

A meeting of Avita US Shareholders for the election of directors and to transact other business must be held annually at such time as may be designated by the Avita US Board.

(b)	Right to bring a resolution before a meeting

Special meetings of Avita US Shareholders may be called by the Avita US Board, the Chair of the Avita US Board, the CEO or Avita US Shareholders holding at least 25% of the then-outstanding shares of Avita US’s voting stock, at such time and for such purpose as the persons calling the meeting shall see fit.

(c)	Number and election of directors

The number of directors of Avita US must not be less than one. Subject to ASX granting the waiver referred in section 12.9 of this Scheme Booklet to allow plurality of voting (which it has indicated that it will grant on receipt of Avita US’s application to be admitted the official list of ASX), the directors will be elected at the annual meeting of Avita US Shareholders by either a plurality of the votes cast in a contested election or by a majority of the votes cast in an uncontested election. Plurality voting provides that each candidate for a particular board seat is elected if he or she receives the most votes in favour for such director for that board seat.

(d)	Removal of directors

Any director or the entire Avita US Board may be removed, with or without cause, by the holders of a majority of Avita US Shareholders then entitled to vote at an election of directors.

(e)	Amendments to constituent documents

Avita US’s certificate of incorporation may be adopted, amended or repealed by the affirmative vote of a majority of the voting power of all of the then-outstanding Avita US Shares entitled to vote. Avita US’s by-laws may be adopted, amended or repealed by at least 66 2/3% of the voting power of all of the then-outstanding Avita US Shares entitled to vote generally in the election of directors, voting together as a single class. The Avita US Board may also amend the by-laws of Avita US.

(f)	Voting and quorum

Avita US Shareholders are entitled to one vote for each Avita US Share on all matters voted on by Avita US Shareholders, including the election of directors. Avita US’s by-laws provide that the holders of a majority of Avita US Shares entitled to vote at the meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business, unless or except to the extent that the presence of a larger number may be required by law or by the NASDAQ Listing Rules.

(g)	Dividends

Avita US Shareholders are entitled to receive dividends when and as declared by the Avita US Board out of funds legally available for that purpose; provided, however, that any dividend on Avita US Shares that is payable in common stock must be paid only in common stock.

(h)	Transfer of Avita US Shares

Subject to applicable securities laws, Avita US Shares are deemed personal property and are freely transferable.

(i)	Variation of rights attaching to Avita US Shares

Under the DGCL, a variation of rights attached to Avita US Shares would require an Avita US Board resolution recommending an amendment to Avita US’s certificate of incorporation and the approval of a majority of the outstanding shares of common stock entitled to vote and a majority of the outstanding shares of each class entitled to vote.

(j)	Winding up

Avita US Shareholders do not have any conversion, redemption or pre-emptive rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of Avita US, Avita US Shareholders will be entitled to receive all of the remaining Avita US assets available for distribution to Avita US Shareholders, pro rata in proportion to the number of common stock held by them.

9.4	Changes in financial reporting and reporting obligations

As discussed in more detail in section 6.1 of this Scheme Booklet, the Company currently has dual financial reporting obligations in Australia and the United States, and currently must prepare two sets of financial statements, one under applicable Australian law (in accordance with AIFRS) and another under applicable United States law (in accordance with US GAAP). If the Proposed Transaction is successful, the Company will only have to prepare one set of financial statements under the applicable laws of one jurisdiction (being the United States) in accordance with one set of accounting principles (being US GAAP).

The Board believes that there is no material difference in reported results under the different sets of financial statements and that Shareholders who currently rely on the Company’s financial statements prepared in accordance with AIFRS will continue to understand the content of Avita US’s financial statements when prepared solely in accordance with US GAAP.

Financial reporting under US GAAP will be similar to that under AIFRS, although several items would be classified differently and the required reporting timetable would be different. In fact, after implementation of the Proposed Transaction (or, if not implemented, but as a result of the Company no longer qualifying as a foreign private issuer), the level of financial disclosure will increase with the addition of detailed quarterly financial reports reported on Form 10-Q under United States law (that are currently not otherwise required).

Shareholders should refer to Appendix H of this Scheme Booklet, which provides a comparison of the financial reporting requirements in Australia and the United States.

On and following implementation of the Proposed Transaction, it is also the Company’s intention to change its financial year end from 30 June to 31 December, to align with that of Avita US and other typical United States corporations listed on NASDAQ.

9.5	Consequences of being a registered foreign company in Australia

Avita US will be registered as a foreign company in Australia pursuant to Part 5B.2 of the Corporations Act. Accordingly, in addition to the laws and regulations set out elsewhere in this section, Avita US will also be subject to the provisions of Part 5B.2 of the Corporations Act.

The key obligations that will be imposed on Avita US as a registered foreign company in Australia are:

(a)

Avita US must display its name and place of origin, in a conspicuous position in legible characters, outside every office and place of business of Avita US in Australia that is open and accessible to the public, as well as the expression “Limited” or “Ltd” if the liability of its members is limited;

(b)	Avita US must always have a local agent;

(c)	Avita US is required to lodge financial statements with ASIC at least once every calendar year (which will be prepared in accordance with US GAAP) and at intervals of not more than 15 months;

(d)

Avita US may cause a branch register of members to be kept in Australia. If such a register is kept, Avita US must keep the register in the same manner as set out in sections 168 and 169 of the Corporations Act; and

(e)	Avita US must notify ASIC within one month after a change in:

(i)	its by-laws;

(ii)	its directors;

(iii)	the powers of any directors who are resident in Australia and members of an Australian board of directors;

(iv)	its local agent;

(v)	the name or address of its local agent; or

(vi)	the situation of:

a.	its registered office (for the purposes of a foreign law); or

b.	its principal place of business in its place of origin.

As a foreign entity in Australia, Avita US will not be subject to Chapters 6, 6A, 6B and 6C of the Corporations Act dealing with the acquisition of shares (for example, substantial holdings and takeovers). However, consistent with Avita US’s application for admission to the official list of ASX, Avita US will undertake to inform the ASX upon becoming aware of:

•	any person becoming a substantial holder of Avita US within the meaning of section 671B of the Corporations Act, and to disclose any details of the substantial holding of which Avita US is aware; and

•	any subsequent changes in the substantial holdings of Avita US of which Avita US is aware.

The insider trading provisions under the Corporations Act will also apply to Avita US for any acts or omissions within Australia in relation to ‘Division 3 financial products’ (regardless of where the issuer of the products is formed, resides or is located and of where the issuer carries on business). The Avita US CDIs will constitute ‘Division 3 financial products’ and, as such, Avita US will be subject to the insider trading provisions under the Corporations Act in relation to the Avita US CDIs traded on the ASX.

10.	TAXATION IMPLICATIONS FOR SHAREHOLDERS AND ADS HOLDERS

This section provides a general summary of the tax implications for certain Shareholders (and ADS Holders) as at the Record Date, as a result of the Proposed Transaction being implemented. The information in this section is general in nature and does not take into account the individual circumstances of Shareholders or ADS Holders. As such, it is not intended to be, nor should it be, construed as legal or tax advice to any Shareholder or ADS Holder. The Company recommends that Shareholders and ADS Holders consult a professional tax advisor in respect of the tax and reporting consequences that may arise from the implementation of the Proposed Transaction, as these may vary in accordance with their individual circumstances.

The Australian, United States and Hong Kong tax comments provided below are based on current taxation law, existing judicial interpretations thereof and administrative practices of Australian, the United States and Hong Kong revenue authorities as at the date of this Scheme Booklet. Shareholders and ADS Holders should appreciate that the tax law and administrative practices of revenue authorities are frequently being changed, both prospectively and retrospectively. No assurance can be given that any of the foregoing authorities will not be modified, revoked, supplemented, revised or overruled, or that any such change will not adversely affect the tax consequences addressed herein. This Scheme Booklet does not address changes in the taxation law after the date of this Scheme Booklet.

Based on current shareholder information, the majority of the Shareholders are residents of Australia, the United States or Hong Kong. Below is a broad summary of the potential tax implications for Shareholders and ADS Holders that are resident of these aforementioned jurisdictions. This Scheme Booklet does not take into account the taxation consequences for Shareholders or ADS Holders who are residents of countries other than Australia, the United States and Hong Kong.

10.1	Australian tax implications of the Proposed Transaction

The summary below is intended to provide a general overview of the Australian income tax, GST and stamp duty implications arising from the Proposed Transaction for Shareholders and ADS Holders.

The Company has sought an ATO Class Ruling to confirm that Australian resident Shareholders who hold their Shares on capital account and make a capital gain from the exchange of their Shares for Avita US Shares or Avita US CDIs under the Scheme and Australian resident ADS Holders who hold their Company ADSs on capital account and make a capital gain from the ADS Depositary exchanging the Shares it holds for the account of ADS Holders for Avita US Shares received under the Scheme in accordance with the terms of the depositary arrangements between the ADS Depositary and the ADS Holders will be eligible to choose full or partial scrip for scrip roll-over under paragraph 124-780(3)(d) of Income Tax Assessment Act 1997. The ATO Class Ruling, when issued, will be available to view via the website of the ATO (www.ato.gov.au) and, following completion of the Scheme, on the Company’s website (www.avitamedical.com).

(a)	Australian resident Shareholders and ADS Holders

i.	Capital Gains Tax (CGT)

Where an Australian resident Shareholder or ADS Holder holds Shares or Company ADSs (as applicable) on capital account, a CGT event will occur when the Shares or Company ADSs are exchanged for Avita US CDIs or Avita US Shares respectively under the Proposed Transaction as described in section 2.6 and section 11.4 of this Scheme Booklet.

Subject to the availability of rollover relief (detailed below) any Australian resident Shareholder or ADS Holder will make a capital gain to the extent that the capital proceeds received for the Shares (including those Shares represented by the Company ADSs) exceed their cost base.

Alternatively, an Australian resident Shareholder or ADS Holder will make a capital loss to the extent that their capital proceeds from the Shares (including those Shares represented by the Company ADSs) are less than the reduced cost base of those Shares or Company ADSs.

Under the Australian CGT provisions, the capital proceeds for the Shares or Company ADSs will be the market value of the Avita US CDIs or Avita US Shares received by Shareholders or ADS Holders on the Implementation Date.

ii.	The availability of scrip for scrip rollover relief

The Company has lodged a request for an ATO Class Ruling to confirm that full or partial scrip for scrip roll-over relief will be available for Australian resident Shareholders and ADS Holders who hold their Shares or Company ADSs (as applicable) on capital account and make a capital gain from the Proposed Transaction. The Company expects that the ATO Class Ruling will confirm that the aforementioned Australian resident Shareholders and ADS Holders will be eligible to choose scrip for scrip roll-over to disregard any capital gain, to the extent that the capital gain is attributable to the Shares or Company ADSs for which they receive replacement Avita US CDIs or Avita US Shares (including by delivery of such Avita US Shares to the ADS Holders by the ADS Depositary). Any capital gain attributable to the cash received in relation to the fractional entitlements will be taxable. The Class Ruling will confirm the following Australian tax implications.

•

An Australian resident Shareholder or Australian resident ADS Holder who holds the Shares or Company ADSs on capital account and makes a capital gain from the disposal of the Shares or Company ADSs in exchange for Avita US CDIs or Avita US Shares under or in connection with the Scheme will be eligible to choose full or partial scrip for scrip rollover relief pursuant to Subdivision 124-M of the Income Tax Assessment Act 1997.

•

Full scrip for scrip roll-over will be available for an Australian resident Shareholder or ADS Holder who receives Scheme Consideration (in the case of ADS Holders through the ADS Depositary) solely in the form of Avita US Shares or Avita US CDIs.

•

To the extent that the Fractional Shareholders who are Australian resident also receive cash from the Sale Agent in lieu of their fractional entitlements to Avita US Shares or Avita US CDIs, then only a partial roll-over will be available. The roll-over will only be available to the extent of the value of the Avita US Shares or Avita US CDIs received. Any capital gain that is referable to the receipt of cash will not be disregarded under the roll-over and will give rise to a capital gain or loss as appropriate.

•

For completeness, a Small Shareholder who only receives cash consideration will not be eligible for scrip for scrip roll-over and will recognise a taxable capital gain or loss to the extent of the cash consideration received.

There are no formal requirements for a Shareholder or ADS Holder to follow if they elect for scrip for scrip roll-over to apply. Rather, the ATO considers that the Shareholder or ADS Holder has made an election of this nature where the tax return for the relevant entity / individual is completed on the basis that scrip for scrip rollover has been applied.

iii.	Consequences if scrip for scrip rollover relief is chosen

Where an Australian resident Shareholder or ADS Holder chooses to apply scrip for scrip roll-over to any capital gain made on the exchange of their Shares or Company ADSs (in the case of ADS Holders through the ADS Depositary) for Avita US CDIs or Avita US Shares pursuant to the Scheme, the Australian resident Shareholder or ADS Holder can disregard the capital gain.

For the purpose of determining whether a subsequent disposal of the Avita US Shares or Avita US CDIs by an Australian resident Shareholder or ADS Holder can qualify as a discounted capital gain for Australian CGT purposes, the acquisition date of the Avita US CDIs or Avita US Shares will be the date on which the Australian resident Shareholder or ADS Holder acquired the Shares or Company ADSs that were subsequently exchanged (in the case of ADS Holders through the ADS Depositary) for Avita US Shares or Avita US CDIs.

To the extent that an Australian resident Shareholder or ADS Holder qualifies for full scrip for scrip roll-over relief, the first element of the cost base and reduced cost base of the Avita US Shares or Avita US CDIs received (in the case of ADS Holders through the ADS Depositary) will be worked out by reasonably attributing the cost base and reduced cost base of the original Company ADSs or Shares which were exchanged and for which rollover relief was obtained, taking into account any variances in the number of shares subsequently held.

To the extent that an Australian resident Shareholder that is a Fractional Shareholder qualifies for partial scrip for scrip roll-over relief, the cost base and reduced cost base of the Shares or Company ADSs will be apportioned between the Avita US Shares or Avita US CDIs received and the cash received in lieu of their fractional entitlements.

iv.	Consequences if scrip for scrip rollover relief is not chosen

An Australian resident Shareholder or ADS Holder who does not choose rollover, or cannot choose rollover, must take into account any capital gain or capital loss from the disposal of the Shares or Company ADSs in working out their net capital gain or net capital loss for the income year in which the CGT event occurs. This may occur, for example, because a capital loss arises at the time that a Shareholder or ADS Holder disposes of the Shares or Company ADSs.

Where an Australian resident Shareholder or ADS Holder makes a capital gain and rollover is not chosen or cannot be chosen, they may be entitled to a CGT discount as outlined below. In order to be entitled to a discounted gain, an Australian resident Shareholder or ADS Holder must have held their interest in the Shares or Company ADSs for at least 12 months. Under the discount CGT provisions, a Shareholder or ADS Holder who is an Australian resident individual or the trustee of a trust can obtain a 50% discount on any realised capital gain. Where the Shareholder or ADS Holder is a qualifying Australian superannuation fund, a discount of 33 1/3% is available. A CGT discount is not available to companies.

To the extent that a capital loss is made, scrip for scrip rollover relief will not be available. Instead, a capital loss is treated as arising at the time of the disposal of the Shares or Company ADSs. This capital loss could be utilised to offset a capital gain derived by an Australian resident Shareholder or ADS Holder in that or later income years (subject to satisfying certain conditions). However, this capital loss cannot be offset against ordinary income, nor be carried back to offset net gains arising in earlier income years.

v.	Where shareholding interests are held as trading stock or on revenue account

Australian resident Shareholders or ADS Holders that hold their interests as either trading stock or on revenue account will not be eligible for scrip for scrip rollover relief.

Any gain or loss made on the disposal of the Shares or Company ADSs will be included in the assessable income of the Australian resident Shareholder or ADS Holder. The gain is calculated as the market value of the Avita US CDIs or Avita US Shares received (in the case of ADS Holders through the ADS Depositary) less the cost of the Shares or Company ADSs.

The tax cost base of the Avita US Shares or Avita US CDIs received from the transfer should be its market value at the time that the Scheme is implemented.

vi.	GST

No GST should be payable in respect of the disposal of the Shares or Company ADSs and the issuance of Avita US Shares or Avita US CDIs.

Shareholders or ADS Holders registered for GST are recommended to seek their own advice to determine whether they will be entitled to claim input tax credits for GST incurred on costs (such as brokerage or advisory fees) associated with the Proposed Transaction.

vii.	Stamp duty

No Australian stamp duty will be payable by the Shareholders and ADS Holders in respect of the Proposed Transaction on the basis neither the Company nor Avita US will hold any material land or interests in land in any State or Territory of Australia (nor have entered into any agreements to acquire land in any State or Territory of Australia at that time).

(b)	Non-Australian resident Shareholders and non-Australian resident ADS Holders

The content that follows is intended to summarise the Australian income tax, GST and stamp duty implications that may arise for Shareholders or ADS Holders that are non-residents for Australian tax purposes.

i.	CGT

Where a non-Australian resident Shareholder or ADS Holder holds the Shares or Company ADSs on capital account, a disposal should prima facie trigger a CGT event.

Notwithstanding this, under Australia’s non-resident CGT rules, a capital gain or loss made by a non-resident from a CGT event will be disregarded where the asset is not taxable Australian property for Australian income tax purposes.

The Shares or Company ADSs will be considered to be taxable Australian property only if:

1	The Shares or Company ADSs are an “indirect Australian real property interest”. This means that:

•

more than 50% of the market value of the Company’s underlying assets (including underlying direct and indirect assets and investments of its associates and group entities) constitute Taxable Australian Real Property; and

•

the non-resident Shareholder or ADS Holder and their respective associates collectively hold a 10% or more interest in the Company at the time of disposal or for 12 months that began no earlier than 24 months before the disposal; or

2	The relevant Shareholder or ADS Holder uses the Shares or Company ADSs at any time in carrying on a business through a permanent establishment in Australia.

The Shares or Company ADSs should not be considered an “indirect Australian real property interest” for Australian income tax purposes on the basis that there are no material Australian real property interests disclosed in the Company’s financial statements.

Accordingly, any capital gain or loss made by a non-resident Shareholder or ADS Holder on the disposal of the Shares or Company ADSs will be disregarded, unless used by the Shareholder or ADS Holder in carrying on a business through a permanent establishment in Australia.

ii.	Rollover relief where non-resident holds Shares or Company ADSs through an Australian permanent establishment

A non-Australian resident Shareholder or ADS Holder who holds Shares or Company ADSs on capital account through an Australian permanent establishment, to the extent that any capital gain arises, will generally be eligible for scrip for scrip rollover relief to disregard the capital gain in the same way as an Australian resident Shareholder or ADS Holder will be eligible for scrip for scrip rollover. Please refer to section 10.1(a) for the application of the scrip for scrip rollover relief.

iii.	Where interests are held as trading stock or on revenue account

Non-Australian resident Shareholders or ADS Holders who hold their Shares or Company ADSs as either trading stock or on revenue account, will not be eligible for rollover relief. Any gain derived by a non-Australian resident Shareholder or ADS Holder in association with the Scheme would be characterised as ordinary income and subject to Australian income tax if the gain from the transfer is Australian sourced. Given the exchange involves the transfer of Shares or Company ADSs in an Australian company and will take place under a scheme of arrangement governed by the Corporations Act, there is a material risk that the gain would be Australian sourced pursuant to the reasoning of the Full Federal Court of Australia in Commissioner of Taxation v Resource Capital Fund IV LP [2019] FCAFC 51 and therefore subject to Australian tax.

Non-Australian resident Shareholders or ADS Holders may be entitled to relief under the business profits article of a relevant Double Tax Agreement or another exemption (such as the Investment Manager Regime, as defined under subdivision 842-I of Income Tax Assessment Act 1997).

iv.	GST

The GST implications are the same as outlined at 10.1(a)(vi) above, however it is likely that the majority of related professional services (e.g. brokerage etc.) provided to non-Australian resident Shareholders and non-Australian resident ADS Holders would not be subject to GST.

v.	Stamp duty

The Australian stamp duty implications are the same as outlined at 10.1(a)(vii).

10.2	United States Federal Taxation Implications

The following is a summary of certain material United States federal income tax consequences of the Scheme. This discussion is based in part upon the assumption that each obligation in the ADS Depositary’s deposit agreement with the ADS Holders and any related agreements will be performed according to its terms.

The following summary assumes the Scheme will be consummated as described in this Scheme Booklet, and applies only to Shareholders and ADS Holders that hold their Shares or Company ADSs, and that will hold their Avita US CDIs and Avita US Shares received respectively pursuant to the Scheme, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address all aspects of United States federal income taxation that may be relevant to a Shareholder or ADS Holder in light of such Shareholder’s or ADS Holder’s particular circumstances, including any tax consequences arising under the Medicare contribution tax on net investment income, the alternative minimum tax, or to any Shareholder or ADS Holder subject to special treatment under the Code, including, but not limited to:

•	a person who directly, indirectly or constructively owns 10 percent or more of the Shares and/or Company ADSs;

•	financial institutions or broker-dealers;

•	mutual funds;

•	tax-exempt organisations (including private foundations);

•	insurance companies;

•	dealers in securities or foreign currencies;

•	traders in securities who elect to use a mark-to-market method of accounting;

•

controlled foreign corporations and their shareholders, or any foreign corporation with respect to which there are one or more “United States shareholders” within the meaning of Section 951(b) of the Code;

•	passive foreign investment companies and their shareholders;

•	United States expatriates and certain former United States citizens or long-term residents;

•

“S” corporations, partnerships and their partners, or other entities or arrangements classified as partnerships for United States federal income tax purposes, grantor trusts, or other passthrough entities (and investors therein);

•	Shareholders who acquired their Shares or ADS Holders who acquired their Company ADSs through the exercise of options or otherwise as compensation;

•

Shareholders who hold their Shares or ADS Holders who hold their Company ADSs (or Avita US Shares or Avita US CDIs after the Scheme) as part of a hedge, straddle, constructive sale, conversion transaction, or other integrated transaction for United States federal income tax purposes;

•	a person that is or may have been liable for alternative minimum tax;

•	regulated investment companies;

•	real estate investment trusts;

•	investors subject to special tax accounting rules as a result of any item of gross income with respect to the ADSs or common stock being taken into account in an applicable financial statement; or

•	Shareholders or ADS Holders that have a functional currency other than the United States dollar.

In addition, this summary does not address any aspect of foreign (except as otherwise provided herein) state, local, alternative minimum, estate, gift or other tax law that may be applicable to a holder. This summary is intended to provide only a general summary of certain material United States federal income tax consequences of the Scheme to holders of Shares or Company ADSs. The United States federal income tax laws are complex and subject to varying interpretation. Accordingly, the United States Internal Revenue Service (IRS) may not agree with the tax consequences described in this Scheme Booklet, and there is no assurance that the IRS’s position would not be sustained in a court. Shareholders and ADS Holders should consult their own tax advisor regarding the United States federal, state, local, non-US and other tax consequences to them of the receipt of Avita US Shares and Avita US CDIs in exchange for the Company ADSs or Shares pursuant to the Scheme and the ownership and disposition thereof.

For purposes of this summary, a “United States Shareholder” includes a beneficial owner of Shares or Company ADSs that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, created in, or organised under the laws of, the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

•

a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has made a valid election to be treated as a United States person under the Code.

If a partnership (or other entity treated as a “tax transparent” entity for United States tax purposes) is the beneficial owner of Shares or Company ADSs, the tax treatment of a partner in the partnership (or interest holder in the “tax transparent” entity) will generally depend on the status of the partner (or interest holder) and the activities of the partnership (or “tax transparent” entity). In general, for United States federal income tax purposes, United States Shareholders of Company ADSs will be treated as the beneficial owners of the underlying Shares represented by the Company ADSs.

A Non-US Shareholder is a beneficial owner (other than a partnership) of Shares or Company ADSs that is not a United States Shareholder (defined above). The following summary assumes that a Non-US Shareholder does not have a trade or business (or permanent establishment) in the United States.

As holders of Company ADSs are treated as the beneficial owners of the underlying Shares represented by the Company ADSs, we refer to holders of both Shares and Company ADSs as Shareholders for purposes of the discussion that follows.

10.2.1	Material United States Federal Income Tax Consequences of the Scheme

The exchange of Shares or Company ADSs for Avita US CDIs or Avita US Shares, respectively, pursuant to the Scheme, is intended to be treated as a transfer to which Section 351 of the Code applies and/or as a reorganisation described in Section 368(a) of the Code in which no gain or loss is recognised to the Company, Avita US, United States Shareholders or Non-US Shareholders. This summary assumes that the exchange of Shares or Company ADSs for Avita US CDIs or Avita US Shares, respectively, pursuant to the Scheme will be treated as a transfer to which Section 351 of the Code applies and/or a reorganisation described in Section 368(a) of the Code.

(a)	United States Shareholders

i.	Passive Foreign Investment Company

The Code provides special, generally adverse, rules regarding sales, exchanges and other dispositions of the stock of a passive foreign investment company (PFIC). A foreign (non-US) corporation will be treated as a PFIC for any taxable year if at least 75% of its gross income for the taxable year is passive income or at least 50% of its gross assets during the taxable year, based on a quarterly average and generally by value, produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions and gains from assets that produce passive income. In determining whether a foreign corporation is a PFIC, a pro-rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Depending upon the value and the nature of the Company’s assets and income over time, the Company could be classified as a “passive foreign investment company”, or “PFIC”, for United States federal income tax purposes. Based on the Company’s income and assets, the Company does not believe that it has been a PFIC and does not presently expect to be a PFIC for the current taxable year for United States federal income tax purposes. Since PFIC status is a factual determination made annually after the end of each taxable year, including ascertaining the fair market value of the Company’s assets on a quarterly basis and the character of each item of income the Company earns, the Company can provide no assurance that it will not be a PFIC for the current taxable year (prior to the Scheme). The below discussion assumes the Company is not, will not be, and has not been a PFIC at any point prior to the completion of the Scheme.

Upon the completion of the Scheme, the Company expects that the PFIC regime and associated implications discussed above will no longer be relevant to the Avita United States Shareholders. This is because United States Shareholders will then directly own Avita US Shares or Avita US CDIs in Avita US, which will be treated as a United States corporation and therefore not subject to the PFIC rules. Furthermore, PFIC status of any of the Avita US non-US subsidiaries could only be attributed to any of the United States Shareholders if such shareholder owned 50 percent or more of the outstanding Avita US Shares (including those Avita US Shares represented by Avita US CDIs), which is not expected to occur.

ii.	Exchange of Shares or Company ADSs for Avita US CDIs or Avita US Shares

A United States Shareholder will generally not recognise any gain or loss on the exchange of Shares or Company ADSs for Avita US CDIs or Avita US Shares, respectively, except that United States Shareholders that are Fractional Shareholders (which includes Small Shareholders) who receive cash in lieu of Avita US Shares or Avita US CDIs pursuant to the Scheme may recognise a gain or loss, if any, to the extent of the cash consideration only.

iii.	Receipt of Avita US Shares or Avita US CDIs

United States Shareholders will have an aggregate adjusted United States federal tax basis in the Avita US Shares or Avita US CDIs received pursuant to the Scheme equal to their aggregate adjusted United States federal tax basis in the Company ADSs or Shares surrendered. Thus, to the extent a United States Shareholder has a loss in its Company ADSs or Shares, such loss generally will be preserved. The holding period for Avita US Shares or Avita US CDIs received pursuant to the Scheme will generally include the holding period of Company ADSs or Shares surrendered pursuant to the Scheme.

United States Shareholders who are Fractional Shareholders and who receive cash in lieu of fractional Avita US Shares or Avita US CDIs pursuant to the Scheme will generally be treated as having received such fractional Avita US Shares or Avita US CDIs, and then having received cash in exchange for such fractional Avita US Shares or Avita US CDIs. Any such United States Shareholder will generally recognise a gain or loss equal to the amount of the cash received less the United States Shareholder’s adjusted United States federal tax basis in the fractional Avita US Share or Avita US CDIs deemed received and sold. Such gain or loss will generally be a capital gain or loss. If the United States Shareholder has a holding period in the Avita US Shares or Avita US CDIs sold of more than one year (taking into account such United States holder’s holding period in the Company ADSs or Shares surrendered), such capital gain or loss will be a long-term capital gain or loss. The deductibility of capital losses is subject to significant limitations.

iv.	Information Reporting and Backup Withholding

United States backup withholding tax and information reporting requirements will generally apply to payments to non-corporate United States Shareholders. Information reporting will apply to proceeds from the disposition of Avita US Shares or Avita US CDIs by a paying agent within the United States to United States Shareholders who are Fractional Shareholders (which includes Small Shareholders), other than United States Shareholders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of the proceeds from the disposition of Avita US Shares or Avita US CDIs within the United States to United States Shareholders who are Fractional Shareholders (which includes Small Shareholders) (other than United States Shareholders that are exempt from backup withholding and properly certify their exemption) if the Shareholder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. United States Shareholders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a United States Shareholder’s United States federal income tax liability. A United States Shareholder generally may obtain a refund of any amounts withheld under the backup withholding rules in excess of such United States Shareholder’s United States federal income tax liability by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

(b)	Non-US Shareholders

i.	Exchange of Shares or Company ADSs for Avita US CDIs or Avita US Shares

Non-US Shareholders will generally not recognise any gain or loss as a result of the Scheme, except that Non-US Shareholders that receive cash (from dispositions of fractional shares because they are Fractional Shareholders, or because they are Ineligible Shareholders or Small Shareholders) may recognise a gain or loss, if Avita US is considered a “United States real property holding corporation” (USRPHC) within the meaning of Section 897 of the Code, immediately after the Scheme. As discussed, below, the Company does not expect Avita US to be a USRPHC immediately after the Scheme. Assuming so, any gain recognised by a Non-US Shareholder that receives cash will generally not be subject to United States federal income taxation.

ii.	Receipt of Avita US CDIs or Avita US Shares

Non-US Shareholders will have an aggregate adjusted United States federal tax basis in the Avita US CDIs or Avita US Shares received pursuant to the Scheme equal to their aggregate adjusted United States federal tax basis in the Shares or Company ADSs surrendered. The holding period for Avita US CDIs or Avita US Shares received pursuant to the Scheme will generally include the holding period of Shares or Company ADSs surrendered pursuant to the Scheme.

Non-US Shareholders who (i) are Fractional Shareholders and receive cash in lieu of fractional Avita US CDIs or Avita US Shares or (ii) are Ineligible Shareholders or Small Shareholders and receive cash in respect of the Avita US CDIs or Avita US Shares they otherwise would have received will generally be treated as having received such Avita US CDIs or Avita US Shares, and then having received cash in exchange for such Avita US CDIs or Avita US Shares. Subject to the considerations described in “Exchange of Shares or Company ADSs for Avita US CDIs or Avita US Shares” above, any gain recognised by a Non-US Shareholder with respect to the receipt of cash in exchange for such fractional Avita US CDIs or Avita US Shares will generally not be subject to United States federal income taxation.

iii.	Information Reporting and Backup Withholding

The payments of cash proceeds made to Non-US Shareholders who are Fractional Shareholders, Ineligible Shareholders or Small Shareholders by brokers upon a sale of Avita US Shares or Avita US CDIs will generally not be subject to information reporting or backup withholding, in each case so long as the Non-US Shareholder certifies its non-resident status (and a paying agent does not have actual knowledge or reason to know that the Non-US Shareholder is a United States person or that the conditions of any other exemption are not, in fact, satisfied) or otherwise establishes an exemption. A Non-US Shareholder who provides a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable documentation) will generally satisfy the certification requirements necessary to avoid backup withholding.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a Non-US Shareholder’s United States federal income tax liability. A Non-US Shareholder generally may obtain a refund of any amounts withheld under the backup withholding rules in excess of such Non-US Shareholder’s United States federal income tax liability by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

10.3	Hong Kong Taxation Implications

(a)	Hong Kong Shareholders who are natural persons and trade Shares or Company ADSs on personal account

Natural persons who trade Shares or Company ADSs on personal account are generally not subject to Hong Kong Profits Tax on the basis that the individual in such circumstances are generally not regarded as carrying on a trade or business. However, Shareholders and ADS Holders should contact their own tax advisor to confirm this position for their own personal circumstances.

(b)	Hong Kong Shareholders who carry on business in Hong Kong

Section 14(1) of the Inland Revenue Ordinance (IRO) charges to profits tax every person in respect of their Hong Kong sourced profits from a trade, profession or business carried on in Hong Kong. Profits from the sale of capital assets are specifically excluded from chargeability to profits tax.

Accordingly, to the extent a person does not carry on business in Hong Kong, or the profits in question are not Hong Kong sourced, or the gain is Hong Kong sourced but is ‘capital’ in nature, the person will not be chargeable to profits tax.

In considering whether any gain to the Hong Kong Shareholders or ADS Holders from the Scheme may be Hong Kong sourced, the first question to consider is whether the Hong Kong investors will recognise a realised profit in their respective financial statements from the Scheme, since this would be the amount of the taxable gain if the gain were regarded as Hong Kong sourced. If no gain is recognised in the accounts then prima-facie no profits tax issue would arise. However, even if the gain is recognised and considered realised, the gain will be taxable only if it is considered Hong Kong sourced and not capital in nature.

For gains arising on listed securities, where both the purchase and sale of listed securities take place through an overseas exchange the source of the profit is the location of the exchange through which the purchase and sale take place.

Given that under the Scheme the substantive activities relating to formulating the proposal to Shareholders, Shareholders taking part in the shareholders’ meeting to approve the Scheme, and ultimate approval of the Scheme by the courts and regulators, will take place in Australia, or otherwise outside of Hong Kong, any gain arising on the exchange can be considered to be non-Hong Kong sourced where the acquisition of the original shareholdings in the Shares (including in the case of ADS Holders in the Shares represented by the ADSs they hold) took place through the ASX or NASDAQ.

Where the Hong Kong Shareholder or an ADS Holder originally purchased their Shares or Company ADSs off market pursuant to a private placement, any gain that is realised under the Scheme will not be subject to Hong Kong Profits Tax provided that the contracts for the original purchase of the Shares or Company ADSs were effected outside of Hong Kong.

Shareholders and ADS Holders are urged to contact their own tax advisor regarding the source of profits from a Hong Kong Profits Tax perspective. In addition, to the extent that the gain is Hong Kong sourced, consideration may also be given to treating any gain as capital in nature as arising outside the ordinary course of business if the profits tax treatment were questioned by the Inland Revenue Department.

Investment funds may also consider the applicability of the fund tax exemptions contained within sections 20AC to 20AY of the IRO.

11.	IMPLEMENTATION OF THE PROPOSED TRANSACTION

11.1.	Key dates for implementation of the Scheme

Please refer to section 1 of this Scheme Booklet for a table of key dates.

11.2.	Voting majorities required to approve the Scheme

For the Proposed Transaction to proceed, it is necessary that the Scheme Resolution be approved by a majority in number (more than 50%) of Shareholders who are present and voting (either in person or by proxy, attorney or corporate representative) at the Scheme Meeting by way of live webcast. That majority must also represent at least 75% of the total number of votes cast in favour of the Scheme Resolution.

11.3.	Steps for implementing the Proposed Transaction

As at the date of this Scheme Booklet, the following steps have been taken to prepare the Proposed Transaction for implementation:

•	the Company and Avita US entered into the Implementation Agreement on 20 April 2020, under which they agreed to implement the Scheme. A copy of the Implementation Agreement is included in Appendix B;

•

on or about 6 May 2020, Avita US executed the Deed Poll for the benefit of Shareholders, under which Avita US undertook to perform certain obligations under the Implementation Agreement and the Scheme, including covenanting to provide the Scheme Consideration. A copy of the Deed Poll is included in Appendix D1;

•

on or about 6 May 2020, Avita US executed a deed poll for the benefit of holders of certain Options, RSUs and Warrants, under which Avita US undertook to perform certain obligations upon the exercise or vesting of those rights after the Implementation of the Scheme. A copy of the deed poll is included in Appendix D2; and

•

on 11 May 2020, the Court ordered that the Company convene the Scheme Meeting by virtual means at 9.00am (AEST) on 15 June 2020 (and ordered that the Scheme Booklet be distributed to Shareholders) for Shareholders to consider whether to approve the Scheme by voting on the Scheme Resolution.

The key steps required to implement the Proposed Transaction going forward are:

•

if Shareholders vote in favour of the Scheme Resolution, and all Conditions Precedent to implementation of the Scheme (other than Court approval and lodgement of that Court approval with ASIC) have been satisfied or waived (where applicable), the Company will apply to the Court for approval of the Scheme. The Court has discretion to refuse to make orders approving the Scheme, even if the Scheme Resolution is approved by the requisite majorities of Shareholders;

•

if the Court approves the Scheme, the Company will lodge with ASIC an office copy of the court order approving the Scheme. The date on which this occurs will be the Effective Date and will be the last day for the trading of Shares on the ASX;

•

on the Implementation Date, Avita US will acquire all of the Shares and will provide the Scheme Consideration to Eligible Shareholders, and the Sale Agent will sell the Fractional Shareholder Interests and the Avita US Shares or Avita US CDIs to which Ineligible Shareholders would otherwise be entitled in accordance with the terms of the Sale Facility, with the net proceeds subsequently being paid to the Ineligible Shareholders and relevant Fractional Shareholders (for more information on the Sale Facility, please refer to section 11.5 of this Scheme Booklet); and

•

on implementation of the Scheme, the Company will be removed from the ASX and NASDAQ and in its place Avita US will be listed on NASDAQ and the ASX, subject to authorisations for those listings being obtained and official notices of issuance of Avita US Shares and Avita US CDIs being issued (as applicable).

11.4.	Eligible Shareholders entitled to Scheme Consideration

Shareholders (whose addresses as shown in the Register on the Record Date are) in the following jurisdictions will be “Eligible Shareholders” for the purposes of the Scheme and will be entitled to receive the Scheme Consideration:

•	Australia;

•	the United States;

•	Hong Kong;

•	New Zealand;

•	the United Kingdom;

•	France;

•	Norway;

•	Switzerland;

•	the United Arab Emirates;

•	Singapore; and

•

any other jurisdiction in respect of which the Company is satisfied, acting reasonably, that the laws of that place permit the offer and issue of Avita US Shares or Avita US CDIs to a Shareholder in that jurisdiction and, in Avita US’s sole discretion, it is not unduly onerous or impractical for Avita US to issue Avita US Shares or Avita US CDIs to a Shareholder with a registered address in that jurisdiction.

Shareholders (whose addresses as shown in the Register on the Record Date are) outside of the jurisdictions referred to above will be “Ineligible Shareholders” for the purposes of the Scheme, and the Avita US CDIs or Avita US Shares that they would otherwise be entitled to under the Scheme will be issued to the Sale Agent and dealt with in accordance with the process outlined in section 11.5 of this Scheme Booklet.

The Company has determined which jurisdictions would be “eligible” for the purposes of the Scheme based on a detailed analysis of its Register coupled with the regulatory and practical considerations of issuing securities in the various jurisdictions in which its Shareholders are located.

Eligible Shareholders, on receiving the Scheme Consideration, will hold an equivalent proportional interest in Avita US as they held in the Company prior to implementation of the Proposed Transaction (subject to the Sale Facility aspect of the Proposed Transaction dealing with Fractional Shareholder Interests, discussed at section 11.5 of this Scheme Booklet). The ratios for determining the number of Avita US Shares or Avita US CDIs to be exchanged for a particular Company shareholding are explained below.

(a)	Eligible Shareholders who hold Shares (other than the ADS Depositary)

On implementation of the Proposed Transaction, Eligible Shareholders who hold Shares (other than the ADS Depositary) will receive the Scheme Consideration in the form of Avita US CDIs to enable the underlying Avita US Shares to be traded on the ASX in a similar manner as Shares are currently traded on the ASX (and under the same ticker code currently used by the Company, “AVH”). This will occur through the Authorised Nominee, who will hold the legal title to the Avita US Shares for the benefit of Avita US CDI Holders.

Eligible Shareholders who hold Shares (other than the ADS Depositary) will receive (via the Authorised Nominee) 5 Avita US CDIs for every 100 Shares held by them on the Record Date.

For further information on the Authorised Nominee and CDIs, please refer to Appendix E of this Scheme Booklet and a summary of CDIs provided at section 2.12 of this Scheme Booklet.

(b)	ADS Depositary (who holds Shares for the benefit of ADS Holders)

If the Scheme is approved and implemented, the Shares represented by the outstanding Company ADSs will be replaced with the right to receive Avita US Shares. The ADS Depositary has informed the Company that it will call for the surrender of all outstanding Company ADSs and will deliver the relevant Avita US Shares, and any Sale Facility Proceeds (from the sale of fractional entitlements), to ADS Holders upon surrender by them of their Company ADSs and payment of the fee to the ADS Depositary for such surrender. The ADS Depositary, DTC or DTC participants will sell the aggregated fractions of Avita US Shares to which ADS Holders would otherwise be entitled, and those holders will receive the net proceeds of that sale. The ADS program will also be terminated.

On implementation of the Proposed Transaction, the ADS Depositary will receive one Avita US Share for every 100 Shares held by it as at the Record Date and the ADS Depositary will deliver to each ADS Holder one Avita US Share for every 5 Company ADSs held by the ADS Holder as at the Record Date, subject (as noted above) to the ADS Holder surrendering all of their Company ADSs and paying the ADS Depositary’s fee for the surrender of their Company ADSs (which fee is equal to US$0.05 per Company ADS surrendered).

Avita US Shares will be able to be traded on NASDAQ in a similar manner to the way in which Company ADSs are currently traded on NASDAQ (and under the same ticker code currently used by the Company, “RCEL”).

After implementation of the Proposed Transaction, each holder of Avita US Shares will be able to convert them to Avita US CDIs in the ratio of five Avita US CDIs for one Avita US Share, and each holder of Avita US CDIs will be able to convert them to Avita US Shares in the ratio of one Avita US Share for five Avita US CDIs.

11.5.	The Sale Facility for Ineligible Shareholders and Fractional Shareholder Interests

Where a Shareholder is an Ineligible Shareholder or a Fractional Shareholder (each, a Selling Shareholder), the number of Avita US Shares or Avita US CDIs (in the case of an Ineligible Shareholder) or Fractional Shareholder Interests (in the case of a Fractional Shareholder) to which that Selling Shareholder would otherwise be entitled under the Scheme will be aggregated with those of all the other Selling Shareholders (together, the Sale Securities) and issued to the Sale Agent in the form of Avita US CDIs to be dealt with in accordance with the Sale Facility. If the number of Sale Securities in aggregate does not represent a whole Avita US Share, then the number of Sale Securities will be rounded up to the next whole Avita US Share and be issued to the Sale Agent.

Under the Sale Facility, Avita US will procure that, after the Implementation Date, the Sale Agent must:

•

as soon as is reasonably practicable (and, in any case, within one month after the Implementation Date) offer all such Sale Securities for sale on the ASX in the form of Avita US CDIs in such manner, at such price and on such other terms as the Sale Agent determines in good faith and at the risk of the Selling Shareholders; and

•

as soon as is reasonably practicable (and, in any case, within 10 Business Days after settlement of the last of those sales of Sale Securities) remit in Australian dollars the net proceeds to Avita US who will remit to each Selling Shareholder the same portion of the net proceeds of all such sales (after deduction of any applicable brokerage, stamp duty and other charges, fees and taxes) as the Sale Securities issued to the Sale Agent in respect of the Selling Shareholder bears to the total Sale Securities issued to and sold by the Sale Agent in respect of all Selling Shareholders (Sale Facility Proceeds).

The respective proportion of the Sale Facility Proceeds will be remitted by Avita US to each Selling Shareholder (at its discretion) by:

•	making a deposit in Australian currency into a bank account notified by the Selling Shareholder to the Company and recorded in the Register at the Record Date; or

•	sending a cheque for the relevant share of the net proceeds of sale in Australian currency by prepaid post to the Selling Shareholder’s address as recorded in the Register at the Record Date.

The amount of money to be received by each Selling Shareholder will be calculated on an averaged basis, so that all Selling Shareholders will receive the same price per Sale Security, subject to rounding to the nearest whole cent. Consequently, the amount received by a Selling Shareholder for each Sale Security may be more or less than the actual price that is received by the Sale Agent (acting on behalf of Avita US) for the sale of that particular Sale Security.

The remittance by the Sale Agent (acting on behalf of Avita US) to each Selling Shareholder of the Sale Facility Proceeds is in full and final satisfaction of that Selling Shareholder’s rights and entitlements to the Sale Securities referable to it.

Under the Scheme, each Selling Shareholder, without the need for any further action, irrevocably appoints Avita US and each of the directors and officers of Avita US, jointly and severally, as its attorney and agent for the purposes of receiving any financial services guide or other notice given by the Sale Agent under the Corporations Act.

11.6.	Shareholder instructions, notifications and elections

Except for tax file numbers, and to the extent permitted by law, all instructions, notifications or elections by each Shareholder to the Company binding or deemed binding between the Shareholder and the Company relating to the Company or its securities, including instructions, notifications or elections relating to:

•	whether distributions or dividends are to be paid by cheque or into a specific account; and

•	notices or other communications from the Company (including by email),

will be deemed from the Implementation Date (except to the extent determined otherwise by Avita US in its sole discretion) to be made by the Shareholder to Avita US and to be a binding instruction, notification or election to, and accepted by, Avita US in respect of any Avita US CDIs or Avita US Shares provided to that Shareholder until and unless that instruction, notification or election is revoked or amended in writing addressed to the Avita US Registry in Australia.

11.7.	Conditions Precedent to the Proposed Transaction

The obligations of the Company and Avita US to implement the Scheme are subject to the following Conditions Precedent being satisfied or, where applicable, waived in accordance with the terms of the Implementation Agreement:

(a)

(ASIC and ASX): Before 8.00am on the date of the Second Court Hearing, ASIC and ASX issue or provide all reliefs, waivers, confirmations, exemptions, consents or approvals, and have performed all other acts, necessary, or which the Company and Avita US agree are desirable, to implement the Scheme and such reliefs, waivers, confirmations, exemptions, consents, approvals or other acts (as the case may be) have not been withdrawn, suspended or revoked at 8.00am on the date of the Second Court Hearing.

(b)	(Shareholder Approval): Shareholder approval is obtained at the Scheme Meeting convened in accordance with the orders made under section 411(1) of the Corporations Act.

(c)	(Court approval of the Scheme): The Court makes orders under section 411(4)(b) of the Corporations Act approving the Scheme.

(d)	(Regulatory Approvals): Before 8.00am on the date of the Second Court Hearing:

(i)	(FIRB approval) one of the following occurs:

(1)

The Company has received written notification by or on behalf of the Treasurer of the Commonwealth of Australia (Treasurer) under the Foreign Acquisitions and Takeovers Act 1975 (Cth) (FATA) to the effect that the Commonwealth Government has no objection (unconditionally or on conditions acceptable to Avita US acting reasonably) under its foreign investment policy to Avita US acquiring all of the Shares under the Scheme (or is precluded from objecting because the time for doing so has passed);

(2)

the period provided for under the FATA during which the Treasurer may make an order or interim order under the FATA prohibiting Avita US from acquiring all of the Shares under the Scheme has elapsed without such an order being made; or

(3)

if an interim order has been made by the Treasurer to prohibit Avita US from acquiring the Shares under the Scheme, the subsequent period for making a final order under the FATA has elapsed without any final order being made; and

(ii)

(Other approvals) the approvals of all other Government Authorities which the Company and Avita US agree (acting reasonably) are necessary to implement the Scheme or conduct the Avita Group’s business on and from Implementation occurring are obtained.

(e)

(Independent Expert’s Report): The Independent Expert issues an Independent Expert’s Report on or before the date on which the Scheme Booklet is lodged with ASIC, which concludes that the Scheme is in the best interests of Shareholders as a whole (which has been satisfied as at the date of this Scheme Booklet), without changing that conclusion prior to 8.00am on the date of the Second Court Hearing.

(f)

(No restraint adversely affecting Implementation): No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal prohibition or restraint preventing the acquisition of all the Shares by Avita US or otherwise preventing Implementation is in effect as at 8.00am on the date of the Second Court Hearing.

(g)	(ASX listing and quotation of CDIs): Prior to 8.00am on the date of the Second Court Hearing, ASX approves:

(i)	Avita US for admission to the official list of ASX; and

(ii)	the Avita US CDIs for official quotation on the ASX,

which approval may be conditional on the Scheme becoming Effective and any such other conditions that are acceptable to the boards of the Company and Avita US.

(h)

(NASDAQ listing): Prior to 8.00am on the date of the Second Court Hearing, NASDAQ has approved the Company’s request to transfer the listing of the Company ADSs and quote the Avita US Shares on NASDAQ, subject to official notice of issuance following Implementation and any customary conditions.

(i)

(Sale Agent): Prior to 8.00am on the date of the Second Court Hearing, Avita US appoints the Sale Agent and the Sale Agent has agreed to be issued and to sell the Sale Securities as contemplated by clause 2.8 of the Implementation Agreement.

(j)

(Authorised Nominee): Prior to 8.00am on the date of the Second Court Hearing, Avita US appoints the Authorised Nominee and the Authorised Nominee has agreed to the allotment to it of Avita US Shares under the Scheme.

(k)

(ATO Class Ruling): The ATO confirms that an appropriate class ruling will be issued to the effect that Australian Shareholders or ADS Holders who hold their Shares or Company ADSs on capital account and who make a capital gain from the exchange of their Shares or Company ADSs for Avita US Shares or Avita US CDIs under the Scheme will be eligible for scrip-for-scrip roll-over relief under the relevant Australian tax laws.

11.8.	Termination of the Implementation Agreement

The Implementation Agreement can be terminated by the Company or Avita US by any of the ways outlined below.

(a)	Termination for breach

The Implementation Agreement may be terminated at any time prior to 8.00am on the date of the Second Court Hearing by the Company or Avita US if:

•

the other party is in material breach of any term of the Implementation Agreement, or there has been a material breach of a warranty or representation given by the other party under the Implementation Agreement, before the date of the Second Court Hearing;

•	the non-defaulting party has given notice to the defaulting party specifying the breach and stating an intention to terminate the Implementation Agreement; and

•

the breach is not capable of remedy or has not been remedied within 5 Business Days (or any shorter period ending at 5.00pm on the last Business Day before the date of the Second Court Hearing) from the date a notice is given.

(b)	Termination by agreement

The Implementation Agreement may be terminated at any time prior to 8.00am on the date of the Second Court Hearing by written agreement between the Company and Avita US.

12.	ADDITIONAL INFORMATION

12.1.	Interests of Directors

Each of the Directors’ security holdings in the Company, as at the date of this Scheme Booklet, are set out below.

Director	Shares	Options	RSUs	Total Share and Share-based Holdings
Mr Lou Panaccio	2,006,536	—	—	2,006,536
Dr Michael Perry	19,969,513	15,000,000	39,742,174	74,711,687
Mr Jeremy Curnock Cook	—	—	—	—
Prof. Suzanne Crowe	304,617	—	—	304,617
Mr Louis Drapeau	33,938	—	—	33,938
Mr Damien McDonald	1,631,074	—	—	1,631,074

Total	23,945,678	15,000,000	39,742,174	78,687,852

None of the Directors currently hold any equity interests in Avita US. Immediately after implementation of the Proposed Transaction, the Directors will hold approximately the same proportionate equity interests in Avita US as they currently hold in the Company (with the only differences being on account of any Fractional Shareholder Interests of the Directors being sold pursuant to the Sale Facility).

12.2.	Payments and other benefits

(a)	Appointment of Directors to the Avita US Board

Each Director will become a director of Avita US.

Those Directors who are non-executive directors will not receive any increase in their director’s remuneration on account of becoming directors of Avita US as a result of the Scheme or Proposed Transaction.

(b)	Agreements with Directors conditional on, or connected to, the Proposed Transaction

Other than as set out below or elsewhere in this Scheme Booklet, there are no agreements or arrangements made between a Director and any other person in connection with, or conditional upon, the outcome of the Scheme or the Proposed Transaction (other than in their capacity as a Shareholder).

(c)	Payments or other benefits to Directors, secretaries and executive officers

Except as disclosed elsewhere in this Scheme Booklet, no payment or other benefit is proposed to be made or given to any Director, secretary or executive officer of the Company or any Related Body Corporate of the Company as compensation for the loss of, or as consideration for or in connection with his or her retirement from, office as a Director, secretary or executive officer of the Company or any Related Body Corporate of the Company as a result of the Scheme or the Proposed Transaction.

(d)	Disclaimer of interests

Other than as set out above or elsewhere in this Scheme Booklet, neither the Independent Expert, nor any director or proposed director of Avita US, and no entity in which a director or proposed director of Avita US is or was a member or partner in the last two years, holds, or held at any time during the last two years before the date of lodgement of this Scheme Booklet with ASIC, any interest in:

•	the formation or promotion of Avita US;

•	any property acquired or proposed to be acquired by Avita US in connection with its formation or promotion; or

•	the Scheme or the Proposed Transaction,

and no amounts (whether in cash or securities or otherwise) have been paid or agreed to be paid, and no one has given or agreed to give a benefit, to any director or proposed director of Avita US either to induce them to become, or to qualify them as, a director of Avita US, or otherwise for services rendered by them in connection with the formation or promotion of Avita US or the Proposed Transaction.

12.3.	Payments to professional advisors in connection with the Proposed Transaction

The fees incurred by the persons named in this Scheme Booklet as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Scheme Booklet, up to the date of this Scheme Booklet, are:

•	KPMG Law, approximately A$950,000 (excluding GST and disbursements);

•	KPMG, approximately A$570,000 (excluding GST and disbursements);

•	BDO Corporate Finance Limited, approximately A$110,000 (excluding GST and disbursements); and

•	K&L Gates, approximately US$135,000 (excluding GST and disbursements).

Each of them will be entitled to receive professional fees charged as agreed with the Company, and in accordance with their normal basis of charging, up until implementation of the Proposed Transaction.

12.4.	Substantial Shareholders

As extracted from filings released on the ASX, as at the date of this Scheme Booklet, the following persons have disclosed pursuant to the Corporations Act to be Substantial Shareholders of the Company and carry 5% or more of the voting rights attached to the issued securities of the Company:

Name of Substantial Shareholder	Number of Shares (including Shares represented by Company ADSs)	% of Issued capital
The Bank of New York Mellon Group (The Bank of New York Mellon Corporation and each group entity)	603,780,430	28.30%
Redmile Group, LLC and Jeremy C. Green	200,178,780	9.38%
Blackcrane (Blackcrane Capital, LLC and other listed parties)	165,187,032	7.74%
Vanguard Group (The Vanguard Group, Inc. and its controlled entities)	111,991,869	5.25%

12.5.	Existing Options, RSUs and Warrants

Options

Employee options

In November 2016, the Company adopted an Employee Incentive Option Plan (ESOP).

The ESOP is administered by the Remuneration Committee (to whom the Board delegated its powers under the ESOP). Subject to Board approval (where required), the Remuneration Committee has the authority, in its sole discretion, to grant unlisted Options under the ESOP to eligible employees of the Company and Directors (Employee Options).

The aggregate number of Shares which may be issued on exercise of all Employee Options issued under the ESOP cannot exceed 7.5% of the total number of issued Shares.

The ESOP gives eligible employees of the Company and Directors, who have been granted Employee Options, a right to purchase Shares upon the payment of a specified exercise price, which is determined at the time the Employee Option is granted. The ESOP is designed to, among other things:

•	attract, motivate and retain key employees;

•	foster an ownership culture within the Company; and

•	motivate Directors and employees of the Company to achieve certain performance targets.

As at the date of this Scheme Booklet, there are 92 holders of outstanding Employee Options issued under the ESOP who have a right to purchase a total of 125,994,582 Shares, a summary of the exercise prices and expiration dates of which is outlined in the following table:

Number of outstanding Employee Options	Exercise Price (A$)	Expiration Date
12,760,415	$0.085	18 May 2027
1,072,916	$0.082	26 May 2027
1,038,333	$0.080	27 June 2027
4,000,000	$0.063	6 September 2027
1,400,000	$0.056	12 June 2028
1,700,000	$0.059	25 June 2028
13,675,000	$0.089	1 November 2028
19,241,250	$0.082	30 November 2028
3,000,000	$0.057	18 April 2028
8,360,000	$0.057	16 April 2028
700,000	$0.057	14 June 2028
15,000,000	$0.082	30 November 2028
6,546,250	$0.082	2 January 2029
330,000	$0.089	2 January 2029
6,866,250	$0.300	1 April 2029
8,717,084	$0.420	28 June 2029
1,000,000	$0.440	1 July 2029
930,000	$0.590	1 October 2029
13,500,000	$0.560	25 November 2029
4,627,084	$0.790	13 February 2030
1,530,000	$0.515	1 April 2030
Total outstanding Employee Options: 125,994,582

A full set of the terms and conditions of the ESOP can be found on the ASX’s website (www.asx.com.au) and the Company’s website (www.avitamedical.com).

Options granted to Dr Michael Perry, CEO

At the Company’s 2018 AGM on 30 November 2018, Shareholders approved the issue to the Company’s CEO, Dr Michael Perry, of 15,000,000 unlisted Options (Perry Options), which were issued to Dr Perry on 30 November 2018.

The Perry Options are subject to vesting conditions based on the tenure of Dr Perry, the Company’s share price and various performance milestones.

Each Perry Option, once vested, gives Dr Perry the right to be issued one Share at an exercise price of A$0.082 per Perry Option.

As at the date of this Scheme Booklet, there are 15,000,000 outstanding Perry Options on issue, which expire on 30 November 2028.

A full set of the terms and conditions of the Perry Options can be found on the ASX’s website (www.asx.com.au) and the Company’s website (www.avitamedical.com).

Warrants

In February 2016, the Company issued warrants, in the nature of unlisted Options, to various advisers who assisted the Company with a private placement in late 2015 (Warrants).

Each Warrant gives the holder the right to be issued one Share at an exercise price of A$0.126 per Warrant.

As at the date of this Scheme Booklet, there are 862,415 outstanding Warrants on issue, which expire on 31 December 2020.

Restricted Stock Units (RSUs)

RSUs are unfunded and unsecured contractual entitlements to be issued or transferred one Share per RSU on a future date (after vesting of the entitlement) without the requirement for the RSU holder(s) to pay monetary consideration.

As at the date of this Scheme Booklet, 44,642,174 RSUs have been issued, and remain outstanding, to the following persons:

•	Dr Michael Perry, CEO (39,742,174 RSUs);

•	David McIntyre, CFO (4,500,000 RSUs);

•	Timothy Rooney, Chief Administrative Officer (250,000 RSUs); and

•	Donna Shiroma, General Counsel (150,000 RSUs).

The RSUs issued are subject to vesting conditions based on, among other things:

•	continued tenure with the Company;

•	Company share price milestones; and

•	specific operational milestone performance criteria.

12.6.	Impact of the Proposed Transaction on the existing Options, RSUs and Warrants

The existing Options, RSUs and Warrants in the Company arise out of contracts between the Company and the holders of those securities. Under those contracts, the existing Options, RSUs and Warrants will continue after implementation of the Proposed Transaction; however, the entitlements of holders to be issued Shares will instead become entitlements to be issued Avita US Shares (in the ratio of one Avita US Share for every 100 Shares to which the holder would otherwise be entitled). Avita US has separately covenanted (by way of deed poll) in favour of holders of existing Options, RSUs and Warrants in the Company to ensure that holders’ entitlements are made available in accordance with their contractual rights. In all other respects, the existing Options, RSUs and Warrants will continue to be subject to the contractual terms pursuant to which they were granted.

Holders of existing Options, RSUs and Warrants in the Company will be given a copy of this Scheme Booklet (for reference only) at the same time as Shareholders, and will receive a further notice from Avita US on or shortly after the Implementation Date advising them of particulars relating to the number of Avita US Shares that may be issued to the holder of Options, RSUs or Warrants in Avita US upon exercise or vesting (as applicable).

The Company does not intend to grant any further Options (under the ESOP or outside of it), RSUs, Warrants or similar rights and, once all of the existing Employee Options have been exercised or lapsed, the Company intends to terminate the operation of the ESOP. However, at the annual meeting of Avita US Shareholders, which is expected to take place in the last quarter of 2020, Avita US intends to seek Avita US Shareholder approval of a new employee incentive plan, which will generally contain similar or equivalent commercial terms to the ESOP.

12.7.	Auditors of the Company

As at the date of this Scheme Booklet, Grant Thornton Audit Pty Ltd are the auditors of the Company, and were appointed as such at the Company’s annual general meeting on 18 November 2011.

On and from implementation of the Proposed Transaction, it is expected that Grant Thornton LLC will be the auditors of the Avita Group.

12.8.	Latest trading price of Shares and Company ADSs

As at close of trading, being:

•	4pm (AEST) on 5 May 2020, the Shares were trading at A$0.44 on the ASX; and

•	4pm (Eastern Daylight Time) on 4 May 2020, the Company ADSs were trading at US$5.66 on NASDAQ.

12.9.	ASIC and ASX waivers, confirmations and approvals

(a)	ASIC relief

Financial reporting relief

If the Scheme is implemented on or before 30 June 2020, ASIC has granted relief from the requirement for the Company to prepare and lodge with ASIC an annual report for the financial year ending 30 June 2020 in accordance with AIFRS.

In order to comply with the conditions to that relief:

(i)

the Company and its Australian subsidiaries will enter into a new deed of cross guarantee with Avita US as the new parent entity of the Avita Group on and from the Implementation Date of the Scheme; and

(ii)

Avita US will prepare and file with the SEC for the financial year ending 30 June 2020 in respect of the Avita Group an Annual Report on Form 10-K in accordance with US GAAP (which will be audited) by 31 August 2020.

Fundraising relief

In accordance with ASIC Corporations (Sale Offers That Do Not Need Disclosure) Instrument 2016/80, the Avita US Shares and Avita US CDIs issued pursuant to the Scheme will be freely tradable.

ASIC has indicated that it will grant relief for the purposes of:

(i)

sections 708A(5) and 708A(12A) of the Corporations Act so that, within the first 3 months after implementation of the Proposed Transaction, the Avita US Shares (which will be quoted on the ASX in the form of Avita US CDIs) will be regarded as “continuously quoted securities”; and

(ii)

the definition of “continuously quoted securities” for the purposes of section 713(1) of the Corporations Act so that, within the first 3 months after implementation of the Proposed Transaction, the Avita US Shares (which will be quoted on the ASX in the form of Avita US CDIs) will be regarded as “continuously quoted securities”.

Scheme Booklet content relief

ASIC has granted relief for the purposes of clause 8302(h) of Part 3 of Schedule 8 of the Corporations Regulations so that the Company is only required to disclose in this Scheme Booklet whether the financial position of the Company had materially changed since 31 December 2019 (being the last half-year balance date of the Company’s financial statements in the Company’s most recent half-year report) as opposed to 30 June 2019 (being the last annual balance date of the Company’s financial statements in the Company’s most recent annual report).

The Company will ensure that a copy of its financial reports for the financial year ended 30 June 2019 and the half-year ended 31 December 2019 is made available, free of charge, to any Shareholder who requests a copy before the Scheme becomes Effective.

(b)	ASX waivers and confirmations

ASX has indicated that it is likely to grant the Company and Avita US the following confirmations and waivers on receipt of Avita US’s application to be admitted to the official list of ASX:

(i)

(By-laws) a confirmation that the by-laws of Avita US satisfy the requirements of ASX Listing Rule 1.1, condition 2, on the basis that the by-laws contain the provisions in Appendix 15A of the ASX Listing Rules;

(ii)

(information memorandum) a confirmation that Avita US may use this Scheme Booklet in connection with the proposed Scheme as an information memorandum for the purposes of its application to list on the ASX, and that the ASX will not require Avita US to lodge a prospectus or PDS with the ASX under ASX Listing Rule 1.1 condition 3;

(iii)

(free float requirement) a confirmation that Avita US will satisfy the free float requirement under ASX Listing Rule 1.1, condition 7, on the condition that the Company continues to comply with ASX Listing Rule 12.4 until it is removed from the official list of ASX, and therefore Avita US will comply with ASX Listing Rule 12.4 at the time of its admission to the official list of ASX;

(iv)

(asset or profit test) a waiver from ASX Listing Rule 1.1, condition 9, to the extent necessary to permit Avita US to be admitted to the official list of ASX without complying with either the profit test rule in ASX Listing Rules 1.2 or the assets test rule in ASX Listing Rule 1.3 on the condition that the Company satisfies ASX Listing Rules 12.1 and 12.2 at the time that Avita US is admitted to the official list of ASX;

(v)

(Options exercise price) a waiver from ASX Listing Rule 1.1, condition 12, to the extent necessary to permit Avita US to have Options, Warrants and RSUs on issue with an exercise price less than A$0.20;

(vi)

(good fame and character) a confirmation that ASX is satisfied that the directors and the CEO of Avita US are of good fame and character on the condition that no further director appointments or resignations are made prior to Avita US’s admission to the official list of ASX (ASX Listing Rule 1.1, condition 20);

(vii)

(prospectus information) a waiver from ASX Listing Rule 1.4.1 to the extent necessary to permit the Scheme Booklet to not include a statement that it contains all information that would otherwise be required under section 710 of the Corporations Act, on the condition that:

(A)	Avita US releases to the market as a pre-quotation disclosure all of the documents incorporated by reference into the Scheme Booklet; and

(B)	the Company provides a statement to the market that it is in compliance with ASX Listing Rule 3.1 at the time that Avita US is admitted to the official list of ASX;

(viii)	(date) a waiver from ASX Listing Rule 1.4.4 to the extent necessary to permit the Scheme Booklet to be dated on or about the date on which the Court makes orders convening the Scheme Meeting;

(ix)

(capital raising) a waiver from ASX Listing Rule 1.4.7 to the extent necessary to permit the Scheme Booklet to not include a statement that Avita US has not raised any capital for the three months prior to the date of issue of this Scheme Booklet, and will not raise any capital in the three months after that date;

(x)

(supplementary information) a waiver from ASX Listing Rule 1.4.8 to the extent necessary to permit the Scheme Booklet to not include a statement that a supplementary Scheme Booklet will be issued if, between the date of issue of this Scheme Booklet and the date on which the Avita US CDIs are quoted on the ASX, Avita US becomes aware of the matters referred to in ASX Listing Rule 1.4.8, on the condition that the Company undertakes to release such information on the ASX announcements platform, with such undertaking to be given to the ASX in the form of a deed dated no later than the date on which this Scheme Booklet is issued to Shareholders;

(xi)

(Appendix 1A Information Form and Checklist) a confirmation that Avita US is not required to comply with the following paragraphs of the Appendix 1A Information Form and Checklist (Listing Checklist), and a waiver of ASX Listing Rule 1.7 to the extent necessary to permit Avita US not to comply with the following paragraphs of the Listing Checklist:

(A)

paragraphs 12 - 18 of the Listing Checklist, to the extent necessary so that the requirements of these paragraphs may only need to be met in respect of new directors of Avita US, being those persons that have not been previously subject to criminal history and bankruptcy checks in connection with an existing director or relevant officer position with the Company;

(B)	paragraphs 22 and 23 of the Listing Checklist, to the extent necessary to permit the Scheme Booklet to not include the nature of each material child entity’s business;

(C)	paragraph 34 of the Listing Checklist, to the extent necessary to permit the Scheme Booklet to not include a description of the history of Avita US;

(D)	paragraph 35 of the Listing Checklist, to the extent necessary to permit the Scheme Booklet to not include a description of Avita US’s existing and proposed activities and level of operations;

(E)	paragraph 36 of the Listing Checklist, to the extent necessary to permit the Scheme Booklet to not include a description of the material business risks faced by Avita US;

(F)

paragraph 43 of the Listing Checklist, to the extent necessary to permit the Scheme Booklet to not include details of the existence and main terms of, and the provision of copies of, any material contracts to ASX;

(G)

paragraphs 44 and 45 of the Listing Checklist, to the extent necessary, to permit the Scheme Booklet to not include a summary of the material terms of, or a copy of, any employment, service or consultancy agreement, and a summary of any other material contract, which Avita US or any of its subsidiaries has entered into with:

(i)	its CEO (or equivalent) or proposed CEO (or equivalent);

(ii)	any director or proposed director; and

(iii)	any other person or entity who is a related party of the persons referred to in (i) or (ii);

(H)

paragraph 46 of the Listing Checklist, to the extent necessary to permit Avita US to not provide a confirmation that all information that a reasonable person would expect to have a material effect on the price or value of the securities to be quoted is included in or provided with the Listing Checklist, on the condition that the Company complies with ASX Listing Rule 3.1 up until its removal from ASX’s official list; and

(I)

paragraphs 51 to 68 (inclusive) of the Listing Checklist, to the extent necessary to permit Avita US to not provide the information in connection with ASX Listing Rules 1.2 and 1.3, on the basis that ASX waives Avita US’s requirement to comply with ASX Listing Rule 1.1, condition 9;

(xii)

(voting) a waiver from ASX Listing Rule 6.10 to the extent necessary to permit Avita US to provide the method for determining whether an Avita US Shareholder is entitled to vote at a stockholders meeting in accordance with the laws of Delaware;

(xiii)

(proxies) a waiver from ASX Listing Rule 14.2.1 to the extent necessary to permit Avita US not to provide the option in its proxy form for holders of Avita US CDIs to vote against a resolution to elect a director or to appoint an auditor, on standard conditions;

(xiv)

(financial reports) a confirmation for the purposes of ASX Listing Rule 19.11A that Avita US may continue to prepare its accounts in accordance with US GAAP and Avita US will not be required to provide a statement reconciling its accounts to Australian accounting standards or other international accounting standards.

The Company has applied to ASX for the following additional waivers, which are still subject to ASX’s consideration as at the date of this Scheme Booklet:

(xv)

(half yearly accounts) a waiver from ASX Listing Rule 4.2A and 4.2B so that Avita US will not be required to lodge an Appendix 4D (half-yearly report) with the ASX on the condition that Avita US lodges with the ASX the Form 10Q it is required to lodge with the SEC in accordance with its obligations under the rules and regulations of the SEC, and also on the condition that Avita US provides a cover sheet to the ASX under the heading “Results for Announcement to the Market” which contains the information required by paragraph 2 of Appendix 4D, at the same time that the Form 10Q is provided to the SEC.

(xvi)

(quarterly cash flow reports) a waiver from ASX Listing Rule 4.7B to the extent necessary to permit Avita US to lodge its quarterly cash flow reports with ASX in the form of a Form 10-Q that is prepared under the rules and regulations of the SEC (rather than an Appendix 4C) and lodge them with ASX in accordance with the SEC timetable (rather than the ASX timetable).

12.10.	Foreign selling restrictions

(a)	United States

The Avita US Shares have not been registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States. Instead, Avita US intends to rely on an exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) of the US Securities Act in connection with the consummation of the Scheme and the issuance of Avita US Shares. Section 3(a)(10) exempts securities issued in exchange for other securities from the general requirement of registration where the terms and conditions of the issuance and exchange have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance at which all persons to whom the securities will be issued have the right to appear. Approval of the Scheme by the Court will be relied upon by the Company and Avita US for purposes of qualifying for the Section 3(a)(10) exemption.

Persons who are Affiliates (generally defined to include board members, executive officers and 10% of greater shareholders) of the Company prior to the Implementation Date of the Scheme and who are Affiliates of Avita US after the Implementation Date of the Scheme will be subject to certain restrictions on resale in a United States public market including:

•	sales may be made only if Avita US has been a United States reporting company for at least 90 days and has complied with its United States reporting obligations;

•

the volume of securities that can be sold in any three month period is limited to an amount equal to 1% of Avita US Shares on issue or, if the Avita US Shares are listed on a national US exchange (such as NASDAQ), the greater of 1% of Avita US Shares on issue and 1% of the average reported weekly trading volume of Avita US Shares (measured over the previous four weeks); and

•	sales must be conducted by way of unsolicited broker’s transactions.

The Avita US Shares issued pursuant to the Scheme have neither been approved nor disapproved by the SEC, or by any other securities regulatory authority of any United States state or of any international jurisdiction.

This Scheme Booklet has not been filed with or reviewed by the SEC or any United States state securities authority (but instead furnished to the SEC on a Form 6-K) and none of them has passed upon or endorsed the merits of the Scheme or the accuracy, adequacy or completeness of this Scheme Booklet. Any representation to the contrary is a criminal offence.

(b)	Hong Kong

WARNING: The contents of this Scheme Booklet have not been reviewed or approved by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the Scheme. If you are in any doubt about any of the contents of this Scheme Booklet, you should obtain independent professional advice.

This Scheme Booklet does not constitute an offer or invitation to the public in Hong Kong to acquire or subscribe for or dispose of any securities. This Scheme Booklet also does not constitute a prospectus (as defined in section 2(1) of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong)) or notice, circular, brochure or advertisement offering any securities to the public for subscription or purchase or calculated to invite such offers by the public to subscribe for or purchase any securities, nor is it an advertisement, invitation or document containing an advertisement or invitation falling within the meaning of section 103 of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

Accordingly, unless permitted by the securities laws of Hong Kong, no person may issue or cause to be issued this Scheme Booklet in Hong Kong, other than to persons who are “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance or which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance.

No person may issue or have in its possession for the purposes of issue, this Scheme Booklet or any advertisement, invitation or document relating to these securities, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than any such advertisement, invitation or document relating to securities that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder.

Copies of this Scheme Booklet may be issued to a limited number of persons in Hong Kong in a manner which does not constitute any issue, circulation or distribution of this Scheme Booklet, or any offer or an invitation in respect of these securities, to the public in Hong Kong. The document is for the exclusive use of Shareholders in connection with the Scheme, and no steps have been taken to register or seek authorisation for the issue of this Scheme Booklet in Hong Kong.

This Scheme Booklet is confidential to the person to whom it is addressed and no person to whom a copy of this Scheme Booklet is issued may issue, circulate, distribute, publish, reproduce or disclose (in whole or in part) this Scheme Booklet to any other person in Hong Kong or use it for any purpose in Hong Kong other than in connection with consideration of the Scheme by the person to whom this Scheme Booklet is addressed.

(c)	New Zealand

This Scheme Booklet is not a New Zealand disclosure document and has not been registered, filed with or approved by any New Zealand regulatory authority under or in accordance with the Financial Markets Conduct Act 2013 (or any other relevant New Zealand law). The offer of Avita US Shares and Avita US CDIs under the Scheme is being made to Shareholders in reliance upon the Financial Markets Conduct (Incidental Offers) Exemption Notice 2016 and, accordingly, this Scheme Booklet may not contain all the information that a disclosure document is required to contain under New Zealand law.

(d)	United Kingdom

Neither the information in this document nor any other document relating to the Scheme has been delivered for approval to the Financial Conduct Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (FSMA)) has been published or is intended to be published in respect of the Avita US Shares or the Avita US CDIs.

This document does not constitute an offer of transferable securities to the public within the meaning of the Prospectus Regulation (2017/1129/EU) or the FSMA. Accordingly, this document does not constitute a prospectus for the purposes of the Prospectus Regulation or the FSMA.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the Avita US Shares or the Avita US CDIs has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to the Company.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who fall within Article 43 (members of certain bodies corporate) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005, or (ii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

(e)	France

This Scheme Booklet is not being distributed in the context of a public offering of financial securities (offer au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (AMF). The Avita US Shares and Avita US CDIs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This Scheme Booklet and any other offering material relating to the Scheme have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to be distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France (i) in a transaction that, in accordance with Article L. 411-2-I of the French Monetary and Financial Code and Article 211-2 of the General Regulation of the AMF, does not constitute a public offering of financial securities and/or (ii) to qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-Il-2°, D.411-1, L.533-16, L.533-20, D.533-11, D.533-13, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (iii) to a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2°, D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the Avita US Shares and the Avita US CDIs cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

(f)	Norway

This Scheme Booklet has not been approved by, or registered with, any Norwegian securities regulator under the Norwegian Securities Trading Act of 29 June 2007. Accordingly, this Scheme Booklet shall not be deemed to constitute an offer to the public in Norway within the meaning of the Norwegian Securities Trading Act of 2007.

The Avita US Shares and the Avita US CDIs may not be offered or sold, directly or indirectly, in Norway except:

•

to “professional clients” (as defined in Norwegian Securities Regulation of 29 June 2007 no. 876 and including non-professional clients having met the criteria for being deemed to be professional and for which an investment firm has waived the protection as non-professional in accordance with the procedures in this regulation);

•	to fewer than 150 natural or legal persons (other than “professional clients”); or

•

in any other circumstances provided that no such offer of Avita US Shares or Avita US CDIs shall result in a requirement for the registration, or the publication of a prospectus pursuant to the Norwegian Securities Trading Act of 29 June 2007.

(g)	Switzerland

The Avita US Shares and the Avita US CDIs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange or on any other stock exchange or regulated trading facility in Switzerland. Neither this Scheme Booklet nor any other document relating to the Scheme constitutes a prospectus or a similar notice, as such terms are understood under art. 35 of the Swiss Financial Services Act or the listing rules of any stock exchange or regulated trading facility in Switzerland. Neither this Scheme Booklet nor any other document relating to the Scheme may be publicly distributed or otherwise made publicly available in Switzerland. This document may only be distributed to existing Shareholders and is not for general circulation in Switzerland.

No offering or marketing material relating to the Avita US Shares or the Avita US CDIs has been, nor will be, filed with or approved by any Swiss regulatory authority or authorised review body. In particular, this Scheme Booklet will not be filed with, and the offer of Avita US Shares and Avita US CDIs will not be supervised by, the Swiss Financial Market Supervisory Authority.

(h)	United Arab Emirates

Neither this Scheme Booklet nor the Avita US Shares nor the Avita US CDIs have been approved, disapproved or passed on in any way by the Emirates Securities and Commodities Authority (ESCA) or any other governmental authority in the United Arab Emirates. The Company has not received authorisation or licensing from the ESCA or any other governmental authority in the United Arab Emirates to market or sell the Avita US Shares or the Avita US CDIs within the United Arab Emirates. This Scheme Booklet does not constitute, and may not be used for the purpose of, an offer of securities in the United Arab Emirates (excluding the Dubai International Financial Centre). No services relating to the Avita US Shares or the Avita US CDIs, including the receipt of applications, may be rendered within the United Arab Emirates.

In the Abu Dhabi Global Market and the Dubai International Financial Centre, the Avita US Shares and the Avita US CDIs may be offered, and this Scheme Booklet may be distributed, only to existing Shareholders as an “Exempt Offer”, as defined and in compliance with the markets rules issued by the regulatory authorities in these financial zones. No regulatory authority has approved this Scheme Booklet nor taken any steps to verify the information set out in it.

(i)	Singapore

This Scheme Booklet and any other document or material in connection with the offer, sale or distribution, or invitation for subscription, purchase or receipt of Avita US Shares or Avita US CDIs have not been and will not be registered as a prospectus with the Monetary Authority of Singapore and this offering is not regulated by any financial supervisory authority pursuant to any legislation in Singapore. Accordingly, statutory liabilities in connection with the contents of prospectuses under the Securities and Futures Act, Cap. 289 (SFA) will not apply.

This Scheme Booklet and any other document or material in connection with the offer, sale or distribution, or invitation for subscription, purchase or receipt of Avita US Shares or Avita US CDIs may not be offered, sold or distributed, or be made the subject of an invitation for subscription, purchase or receipt, whether directly or indirectly, to persons in Singapore except pursuant to exemptions in Subdivision (4) Division 1, Part XIII of the SFA, including the exemption under section 273(1)(c) of the SFA, or otherwise pursuant to, and in accordance with the conditions of, any other applicable provisions of the SFA.

Any offer is not made to you with a view to Avita US Shares or Avita US CDIs being subsequently offered for sale to any other party. You are advised to acquaint yourself with the SFA provisions relating to on-sale restrictions in Singapore and comply accordingly.

This document is being furnished to you on a confidential basis and solely for your information and may not be reproduced, disclosed, or distributed to any other person. Any investment referred to in this document may not be suitable for you and it is recommended that you consult an independent investment advisor if you are in doubt about such investment.

Neither the Company nor Avita US is in the business of dealing in securities or holds itself out, or purports to hold itself out, to be doing so. As such, the Company and Avita US are neither licensed nor exempted from dealing in securities or carrying out any other regulated activities under the SFA or any other applicable legislation in Singapore.

12.11.	Warranty and appointment of the Company as agent and attorney by Shareholders

Warranty by Shareholders

Under the Scheme, each Shareholder is deemed to have warranted to the Company, and is deemed to have authorised the Company to warrant to Avita US as agent and attorney for the Shareholder, that:

•

all of its Shares (including any rights and entitlements attaching to them) transferred to Avita US under the Scheme will, on the date of the transfer, be free from all mortgages, charges, liens, encumbrances, pledges, security interests and other interests of third parties of any kind;

•	all of its Shares will be fully paid on the date of transfer; and

•	it has full power and capacity to sell and transfer its Shares (including all rights and entitlements attaching to them) to Avita US.

Appointment of the Company as agent and attorney

Under the terms of the Scheme, each Shareholder, without the need for any further action, irrevocably appoints the Company and each of the Directors and officers of the Company, jointly and severally, as its attorney and agent for the purposes of doing all things and executing all deeds, instruments, transfers and other documents that may be necessary or desirable to give full effect to the Scheme and the transactions contemplated by it, including:

(a)	in the case of Shares in a CHESS holding:

•

causing a message to be transmitted to ASX Settlement in accordance with the ASX Settlement Operating Rules so as to transfer the Shares held by Shareholders from the CHESS sub-register of the Company to the issuer sponsored sub-register operated by the Company or the Registry at any time after Avita US has provided the Scheme Consideration which is due under the Scheme to Eligible Shareholders; and

•	completing and signing on behalf of Shareholders any required form of transfer of Shares;

(b)	in the case of Shares registered in the issuer sponsored sub-register operated by the Company or the Registry, completing and signing on behalf of Shareholders any required form of transfer;

(c)

in all cases, executing any document or doing any other act necessary or desirable to give full effect to the Scheme and the transactions contemplated by it, including executing a proper instrument of transfer of Shares for the purposes of section 1071B of the Corporations Act (which may be a master transfer); and

(d)	enforcing the Deed Poll against Avita US.

12.12.	Creditors of the Company

The Proposed Transaction will not have an adverse impact on the interests of creditors and will not materially prejudice the Company’s ability to pay its creditors. No material new liability (other than transaction costs) is expected to be incurred by the Company as a consequence of the implementation of the Proposed Transaction. The Company has paid and is paying all of its creditors within normal terms and is solvent and trading in an ordinary commercial manner.

12.13.	Consents and disclaimers

Avita US

Avita US has consented to:

•	be named in this Scheme Booklet in the form and context in which it is named; and

•	the inclusion of relevant information about Avita US in this Scheme Booklet.

Interested Persons

The following persons (together, the Interested Persons) have given and have not, before the date and time of lodgement of this Scheme Booklet with ASIC, withdrawn their written consent to:

•	be named in this Scheme Booklet in the form and context in which they are named;

•

include their respective reports or statements noted next to their names and the references to those reports or statements in the form and context in which they are included in this Scheme Booklet; and

•

include other statements in this Scheme Booklet which are based on or referable to statements made in those reports or statements, or which are based on or referable to other statements made by those persons in the form and context in which they are included.

Name of person	Named as

BDO Corporate Finance Limited	Independent Expert

Computershare Investor Services Pty Limited	Registry and Avita US Registry in Australia

Computershare Trust Company, N.A. Transfer Agent and Registrar	Avita US Registry in the United States

Computershare Dealing Services Pty Limited	Sale Agent
KPMG Law	Australian legal advisor to the Company and Avita US

K&L Gates	United States legal advisor to the Company and Avita US

KPMG	Tax advisor to the Company

The Bank of New York Mellon	ADS Depositary

Each of the Interested Persons:

•	has not authorised or caused the issue of this Scheme Booklet;

•

does not make, or purport to make, any statement in this Scheme Booklet or any statement on which a statement in this Scheme Booklet is based, other than those statements referred to above and as consented to by that person; and

•

to the maximum extent permitted by law, expressly disclaims all liability in respect of, makes no representation regarding, and takes no responsibility for, any part of this Scheme Booklet other than a reference to its name and the statement or report (if any) that has been included in this Scheme Booklet with the consent of that person as set out above.

12.14.	Consent to lodgement

Directors

Each Director has given, and not withdrawn, his or her consent to the lodgement of this Scheme Booklet as an information memorandum for listing with the ASX and an explanatory statement in relation to the Scheme with ASIC.

By order of the Board

Lou Panaccio, Chair

Avita US directors

Each director of Avita US has given, and not withdrawn, his or her consent to the lodgement of this Scheme Booklet as an information memorandum for listing with the ASX and an explanatory statement in relation to the Scheme with ASIC.

By order of the Avita US Board

Michael Perry, Director

13.	GLOSSARY

Expression	Meaning
ADS	an American Depositary Share

ADS Depositary	The Bank of New York Mellon

ADS Holder	a holder of one or more Company ADSs

AEST	Australian Eastern Standard Time

AIFRS	Australian International Financial Reporting Standards

Appendix	section(s) at the end of this Scheme Booklet categorised by an alphabetical letter (unless the context requires otherwise)

ASIC	the Australian Securities and Investments Commission

ASX	ASX Limited (ABN 98 008 624 691) or the securities market which it operates, as the context requires

ASX Listing Rules	the official listing rules of the ASX

ASX Settlement	ASX Settlement Pty Limited (ABN 49 008 504 532) as the holder of a licence to operate a clearing and settlement facility

ASX Settlement Operating Rules	the operating rules of the clearing and settlement facility operated by ASX Settlement for the time being and from time to time, as modified by any express written exemption or waiver given by ASX or ASX Settlement

ATO	the Australian Taxation Office

ATO Class Ruling	the class ruling which the Company will seek from the ATO to the effect that Australian resident Shareholders or ADS Holders who hold their Shares or Company ADSs on capital account and make a capital gain from the exchange of their Shares (or Company ADSs) for Avita US Shares or Avita US CDIs under the Scheme will be eligible to choose full or partial scrip for scrip roll-over under paragraph 124-780(3)(d) of Income Tax Assessment Act 1997

Australian Takeovers Panel	the Takeovers Panel constituted under the Australian Securities and Investments Commission Act 2001 (Cth)

Authorised Nominee	CHESS Depositary Nominees Pty Limited (ACN 071 346 506, Australian Financial Licence number 254514), an approved general participant of ASX Settlement and a wholly-owned subsidiary of ASX

Avita Group	the Company and its subsidiaries and, after implementation of the Scheme, Avita US and its subsidiaries

Avita US	AVITA Therapeutics, Inc., the proposed ultimate holding company of the Company, incorporated in the United States, which will acquire and hold all of the issued share capital of the Company if the Scheme becomes Effective

Avita US Board	the board of directors of Avita US

Avita US CDI	a CDI representing a 1/5 interest in one Avita US Share (i.e. 5 Avita US CDIs is equivalent to one Avita US Share)

Avita US CDI Holder	Eligible Shareholders who receive the Scheme Consideration in the form of Avita US CDIs

Avita US Register	the register of members of Avita US maintained by the Avita US Registry in the United States

Avita US Registry

the person operating the Avita US Register, being:

•  in the United States: Avita US’s stock registry, being Computershare Trust Company, N.A. Transfer Agent and Registrar (250 Royall Street, Canton, MA 02021)

•  in Australia: Avita US’s CDI registry, Computershare Investor Services Pty Limited (Level 11, 172 St Georges Terrace Perth, WA 6000 Australia)

Avita US Share	a fully paid share of voting common stock in the capital of Avita US

Avita US Shareholder	a holder of one or more Avita US Shares

Board	the board of directors of the Company

Business Day	a day that is not a Saturday, Sunday or a public holiday or bank holiday in Melbourne, Australia

CDI	a CHESS Depositary Interest, being a unit of beneficial ownership in a share that is registered in the name of the Authorised Nominee in accordance with the ASX Settlement Operating Rules for the purpose of enabling that share to be recorded and transferred in accordance with those operating rules

CEO	Chief Executive Officer

CFO	Chief Financial Officer

Chair	the presiding officer of the Board or Avita US Board, as the context requires

CHESS	the Clearing House Electronic Sub-Register System of share transfers operated by ASX Settlement

Code	the United States Internal Revenue Code of 1986, as amended from time to time

Company	AVITA Medical Limited ABN 28 058 466 523

Company ADS	an ADS representing 20 Shares, which trade on NASDAQ under the ticker code “RCEL”

Conditions Precedent	each of the conditions set out in clause 4.1 of the Implementation Agreement and which are summarised at section 11.7 of this Scheme Booklet

Constitution	the constitution of the Company, as adopted or amended from time to time

Corporations Act	Corporations Act 2001 (Cth)

Corporations Regulations	Corporations Regulations 2001 (Cth)

Court	the Federal Court of Australia or any other court of competent jurisdiction under the Corporations Act agreed in writing by the Company and Avita US

COVID Restrictions	as defined in section 6.3(b) of this Scheme Booklet

Deed Poll	the deed poll executed by Avita US contained in Appendix D1, pursuant to which Avita US covenants in favour of Shareholders to perform certain of its obligations under the Implementation Agreement and certain steps attributed to it under the Scheme, with such amendments as are approved in accordance with its terms

DGCL	Delaware General Corporation Law

Directors	the directors of the Company

Double Tax Agreement	formal bilateral agreement between two jurisdictions that aim to prevent double taxation, fiscal evasion, and assist each country’s tax authorities in enforcing their respective tax laws

DTC	The Depository Trust Company

Effective	in relation to the Scheme, the coming into effect, under section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to the Scheme, but in any event at no time before an office copy of the order of the Court is lodged with ASIC

Effective Date	the date on which the Scheme becomes Effective

Eligible Shareholder	a Shareholder as at the Record Date who is not an Ineligible Shareholder

Employee Options	as defined in section 12.5 of this Scheme Booklet

ESOP	as defined in section 12.5 of this Scheme Booklet

FDA	United States Food and Drug Administration

FIRB	Foreign Investment Review Board of Australia

Fractional Shareholder	an Eligible Shareholder to the extent only to which it has a Fractional Shareholder Interest and which includes a Small Shareholder

Fractional Shareholder Interest	a fractional entitlement to an Avita US Share or an entitlement to Avita US CDIs that is not sufficient to equate to a whole Avita US Share

Government Authority

•  a government, whether foreign, federal, state, territorial or local;

•  a department, office or minister of a government (whether foreign, federal, state, territorial or local) acting in that capacity; or

•  a commission, delegate, instrumentality, agency, board, or other government, semi-government, judicial, administrative, monetary or fiscal authority, whether statutory or not and whether foreign, federal, state, territorial or local, and includes ASX, ASIC, NASDAQ, FIRB, the Australian Takeovers Panel and any regulatory organisation established under statute

Hong Kong Shareholder	a Shareholder who is established in Hong Kong, or who is established outside Hong Kong but otherwise carries on business in Hong Kong for Hong Kong Profits Tax purposes

Implementation	the implementation of the Scheme in accordance with its terms on the Scheme becoming Effective

Implementation Agreement	the scheme implementation agreement entered into between the Company and Avita US contained in Appendix B of this Scheme Booklet

Implementation Date	the Business Day which is a minimum of one Business Day, but a maximum of five Business Days, after the Record Date, as the Company and Avita US may agree in writing, whereby there is a transfer of all of the Shares to Avita US and issue of Avita US Shares and Avita US CDIs to Eligible Shareholders

Independent Expert	BDO Corporate Finance Limited ACN 010 185 725 (Australian Financial Services Licence number 245513), being the independent expert in respect of the Scheme appointed by the Company to consider whether the Scheme is in the best interests of Shareholders as a whole

Independent Expert Report	the report prepared by the Independent Expert for inclusion in this Scheme Booklet stating whether or not in the Independent Expert’s opinion the Scheme is in the best interests of Shareholders as a whole, contained in Appendix A of this Scheme Booklet

Ineligible Shareholder	a Shareholder whose address, as shown in the Register (as at the Record Date), is in a place outside Australia, the United States, Hong Kong, New Zealand, the United Kingdom, France, Norway, Switzerland, the United Arab Emirates and Singapore (unless the Company is satisfied, acting reasonably, that the laws of that place permit the offer and issue of Avita US Shares or Avita US CDIs to a Shareholder in that jurisdiction and, in Avita US’s sole discretion, it is not unduly onerous or impractical for Avita US to issue Avita US Shares or Avita US CDIs to a Shareholder with a registered address in that jurisdiction)

NASDAQ	the NASDAQ Stock Market LLC and its various markets, as context requires

NASDAQ Listing Rules	the official listing rules of NASDAQ

Non-US Shareholder	as defined in section 10.2 of this Scheme Booklet

Notice of Meeting	the notice of the Scheme Meeting contained in Appendix F of this Scheme Booklet

Option	an option to subscribe for a share in a company, at a certain exercise price, within a certain exercise period

Proposed Transaction	the transaction collectively described in section 2.1 of this Scheme Booklet

Proxy Form	a proxy form for the Scheme Meeting which accompanies this Scheme Booklet and which is available from the Registry

Record Date	7.00pm (AEST) on the day which is two Business Days after the Effective Date (currently anticipated to be 25 June 2020), or any other date (after the Effective Date) agreed by the Company and Avita US to be the record date to determine entitlements to receive the Scheme Consideration under the Scheme

Register	the register of members of the Company maintained in Australia under the Corporations Act

Registry	1.1.the person operating the Register, being Computershare Investor Services Pty Limited (Level 11, 172 St Georges Terrace Perth, WA 6000 Australia)

Related Body Corporate	as defined by section 50 of the Corporations Act

RSU	a restricted security unit of a company, being an unfunded and unsecured contractual entitlement to be issued or transferred a share in the company on a future date (after vesting of the entitlement)

Sale Agent	the person nominated by the Company to sell the Avita US CDIs referrable to Selling Shareholders, being Computershare Dealing Services Pty Limited (ABN 76 085 801 350), an authorised representative (#473240) of CPU Share Plans Pty Ltd (AFSL 309884)

Sale Facility	the facility (outlined in section 11.5 of this Scheme Booklet) to be established by the Company and managed by the Sale Agent (acting on behalf of Avita US) under which the Avita US CDIs or Avita US Shares which would otherwise be received by Ineligible Shareholders and Fractional Shareholder Interests will be sold in accordance with the Scheme

Sale Facility Proceeds	as defined in section 11.5 of this Scheme Booklet

Sale Security	the Avita US CDIs or Avita US Shares issued to the Sale Agent (acting on behalf of Avita US) for the purposes of the Sale Facility

Scheme	as defined in section 2.1 of this Scheme Booklet, being the proposed scheme of arrangement between the Company and its Shareholders under which the Company will become a wholly owned subsidiary of Avita US and consequently the Avita Group will be redomiciled from Australia to the United States

Scheme Booklet	this document, including its appendices, to assist Shareholders in deciding how to vote on the Scheme Resolution

Scheme Consideration

the Avita US CDIs or Avita US Shares that Eligible Shareholders will receive as consideration for transferring their Shares to Avita US under the Scheme, being:

•  for Eligible Shareholders who hold Shares (other than the ADS Depositary), 5 Avita US CDIs for every 100 Shares held by them as at the Record Date; and

•  for the ADS Depositary (who holds Shares for the benefit of ADS Holders), one Avita US Share for every 100 Shares held by it as at the Record Date

Scheme Meeting	the meeting of Shareholders ordered by the Court to be convened under section 411(1) of the Corporations Act to consider the approval of the Scheme Resolution

Scheme Resolution	a resolution of Shareholders to approve the Scheme under section 411(4)(a)(ii) of the Corporations Act

SEC	the United States Securities and Exchange Commission

Second Court Hearing	the first day on which the Court hears the application for an order under section 411(4)(b) of the Corporations Act approving the Scheme or (if the application is adjourned or subject to appeal for any reason) the first day on which the adjourned or appealed application is heard

Selling Shareholder	as defined in section 11.5 of this Scheme Booklet

Share	a fully paid ordinary share in the capital of the Company

Shareholder	a person who is registered in the Register as the holder of one or more Shares

Small Shareholder	an Eligible Shareholder who holds less than 100 Shares

Substantial Shareholder	a Shareholder who has a ‘substantial holding’ (defined in section 9 of the Corporations Act as having 5% or more of the total number of votes attached to voting shares) in a company

Taxable Australian Real Property	a freehold or leasehold interest in Australian real property, or mining, quarrying or protecting rights in land in Australia

United States or US	the United States of America

United States Shareholder	as defined in section 10.2 of this Scheme Booklet

US Exchange Act	the Securities Exchange Act of 1934 (US), as amended from time to time

US GAAP	Generally Accepted Accounting Principles in the United States

US Securities Act	the Securities Act of 1933 (US), as amended from time to time

Warrants	as defined in section 12.5 of this Scheme Booklet

APPENDIX A: INDEPENDENT EXPERT’S REPORT

Attached.

AVITA MEDICAL LIMITED

Independent Expert's Report and Financial Services Guide

5 MAY 2020

FINANCIAL SERVICES GUIDE

Dated: 5 May 2020

The Financial Services Guide (‘FSG’) is provided to comply with the legal requirements imposed by the Corporations Act 2001 and includes important information regarding the general financial product advice contained in this report (‘this Report’). The FSG also includes general information about BDO Corporate Finance Ltd ABN 54 010 185 725, Australian Financial Services Licence No. 245513 (‘BDOCF’ or ‘we’, ‘us’ or ‘our’), including the financial services we are authorised to provide, our remuneration and our dispute resolution.

BDOCF holds an Australian Financial Services Licence to provide the following services:

a)

Financial product advice in relation to deposit and payment products (limited to basic deposit products and deposit products other than basic deposit products), securities, derivatives, managed investment schemes, superannuation, and government debentures, stocks and bonds; and

b)	Arranging to deal in financial products mentioned in a) above, with the exception of derivatives.

General Financial Product Advice

This Report sets out what is described as general financial product advice. This Report does not consider personal objectives, individual financial position or needs and therefore does not represent personal financial product advice. Consequently, any person using this Report must consider their own objectives, financial situation and needs. They may wish to obtain professional advice to assist in this assessment.

The Assignment

BDOCF has been engaged to provide general financial product advice in the form of a report in relation to a financial product. Specifically, BDOCF has been engaged to provide an independent expert’s report to the shareholders of AVITA Medical Limited (‘AVITA Medical’ or ‘the Company’) in relation to a proposed restructure that will result in the redomicile of AVITA Medical and its subsidiaries (‘the Avita Group’) from Australia to the United States of America (‘the Redomiciliation Transaction’). The Redomiciliation Transaction is to be implemented by way of a Scheme of Arrangement (‘the Scheme’).

Further details of the Redomiciliation Transaction are set out in Section 4. The scope of this Report is set out in detail in Section 3.3. This Report provides an opinion on whether or not the Redomiciliation Transaction is in the ‘best interests’ of AVITA Medical’s shareholders (‘the Shareholders’) and has been prepared to provide information to the Shareholders to assist them to make an informed decision on whether to vote in favour of or against the Redomiciliation Transaction. Other important information relating to this Report is set out in more detail in Section 3.

This Report cannot be relied upon for any purpose other than the purpose mentioned above and cannot be relied upon by any person or entity other than those mentioned above, unless we have provided our express consent in writing to do so. A shareholder’s decision to vote in favour of or against the Redomiciliation Transaction is likely to be influenced by their particular circumstances, for example, their taxation considerations and risk profile. Each shareholder should obtain their own professional advice in relation to their own circumstances.

Fees, Commissions and Other Benefits We May Receive

We charge a fee for providing reports. The fees are negotiated with the party who engages us to provide a report. We estimate the fee for the preparation of this Report will be approximately $110,000 plus GST. Fees are usually charged as a fixed amount or on an hourly basis depending on the terms of the agreement with the engaging party. Our fees for this Report are not contingent on the outcome of the Redomiciliation Transaction.

Except for the fees referred to above, neither BDOCF, nor any of its directors, employees or related entities, receive any pecuniary benefit or other benefit, directly or indirectly, for or in connection with the provision of this Report.

Directors of BDOCF may receive a share in the profits of BDO Group Holdings Limited, a parent entity of BDOCF. All directors and employees of BDO Group Holdings Limited and its subsidiaries (including BDOCF) are entitled to receive a salary. Where a director of BDOCF is a shareholder of BDO Group Holdings Limited, the person is entitled to share in the profits of BDO Group Holdings Limited.

Associations and Relationships

From time to time BDOCF or its related entities may provide professional services to issuers of financial products in the ordinary course of its business. These services may include audit, tax and business advisory services. Neither BDOCF nor its related entities have provided any professional services to AVITA Medical in the last two years.

The signatories to this Report do not hold any shares in AVITA Medical and no such shares have ever been held by the signatories.

To prepare our reports, including this Report, we may use researched information provided by research facilities to which we subscribe or which are publicly available. Reference has been made to the sources of information in this Report, where applicable. Research fees are not included in the fee details provided in this Report.

5 MAY 2020	I	INDEPENDENT EXPERT’S REPORT

Complaints

We are members of the Australian Financial Complaints Authority. Any complaint about our service should be in writing and sent to BDO Corporate Finance Ltd, GPO Box 457, Brisbane QLD 4001.

We will endeavour to resolve the complaint quickly and fairly. If the complaint cannot be satisfactorily resolved within 45 days of written notification, there is a right to lodge a complaint with the Australian Financial Complaints Authority. They can be contacted on 1800 931 678. This service is provided free of charge.

If the complaint involves ethical conduct, a complaint may be lodged in writing with Chartered Accountants Australia and New Zealand, Queensland Branch, GPO Box 2054, Brisbane QLD 4001. The Australian Securities and Investments Commission (‘ASIC’) also has an Infoline on 1300 300 630 which can be used to make a complaint and obtain information about investor rights.

Compensation Arrangements

BDOCF and its related entities hold Professional Indemnity insurance for the purpose of compensating retail clients for loss or damage suffered because of breaches of relevant obligations by BDOCF or its representatives under Chapter 7 of the Corporations Act 2001. These arrangements and the level of cover held by BDOCF satisfy the requirements of section 912B of the Corporations Act 2001.

Contact Details

BDO Corporate Finance Ltd

Location Address:	Postal Address:
Level 10	GPO Box 457
12 Creek Street	BRISBANE QLD 4001
BRISBANE QLD 4000
Phone: (07) 3237 5999	Email: cf.brisbane@bdo.com.au
Fax: (07) 3221 9227

5 MAY 2020	II	INDEPENDENT EXPERT’S REPORT

CONTENTS

Financial Services Guide			i

Glossary			iv

PART I: ASSESSMENT OF THE REDOMICILIATION TRANSACTION			1

1.0	Introduction		1

2.0	Assessment of the Redomiciliation Transaction		2

	2.1	Basis of Evaluation and Assessment Methodology	2
	2.2	Advantages of the Redomiciliation Transaction	2
	2.3	Disadvantages of the Redomiciliation Transaction	4
	2.4	Other Considerations	5
	2.5	Position of the Shareholders if the Redomiciliation Transaction is Not Approved	7
	2.6	Best Interests Opinion	7

3.0	Important Information		8

	3.1	Read this Report, and other documentation, in full	8
	3.2	Shareholders’ individual circumstances	8
	3.3	Scope	8
	3.4	Purpose of this Report	9
	3.5	Current Market Conditions	9
	3.6	Reliance on Information	10
	3.7	Glossary	10
	3.8	Sources of Information	10
	3.9	Qualifications	11

PART II: INFORMATION SUPPORTING OUR OPINION ON THE REDOMICILIATION TRANSACTION			12

4.0	Overview of the Redomiciliation Transaction		12

	4.1	Summary of the Redomiciliation Transaction	12
	4.2	Conditions Precedent to the Redomiciliation Transaction	15
	4.3	Strategic Rationale for the Redomiciliation Transaction	15

5.0	Background of AVITA Medical		16

	5.1	Overview of AVITA Medical	16
	5.2	Equity Structure of AVITA Medical	18
	5.3	Listing on the NASDAQ as Foreign Private Issuer	19
	5.4	Share Performance of AVITA Medical	21
	5.5	Historical Financial Information of AVITA Medical	25

6.0	Industry Overview		28

	6.1	Overview of the Global Medical Device Industry	28

5 MAY 2020	III	INDEPENDENT EXPERT’S REPORT

GLOSSARY

Reference	Definition
$	Australian dollars

AASB	Australian Accounting Standards Board

ADS Depositary	ADS depositary represented by The Bank of New York Mellon

ADS	An American depositary share representing twenty (20) ordinary shares in AVITA Medical

AIFRS	International Financial Reporting Standards in Australia

Analysis Period, the	12 month periods ended 30 June 2018 and 30 June 2019 and the 6 month period ended 31 December 2019

Avita Group, the	AVITA Medical and its subsidiaries

AVITA Medical	AVITA Medical Limited

Avita US	AVITA Therapeutics, Inc the newly incorporated holding company set up in the US as part of the Scheme which will acquire and hold all of the issued share capital of the Company if the Scheme becomes effective

Avita US CDIs	CDIs to be issued to Eligible Shareholders in Avita US as part of the Scheme

Avita US Share	A share of common stock to be issued to Eligible Shareholders in Avita US as part of the Scheme

ASIC	Australian Securities and Investments Commission

ASX	Australian Securities Exchange

BARDA	Biomedical Advanced Research and Development Authority

BDO Persons	BDOCF, BDO or any of its partners, directors, agents or associates

BDOCF	BDO Corporate Finance Ltd

Board, the	The board of directors of the Company

C&A	Corporate and administrative

CAGR	Compound annual growth rate

CDI	Chess depositary interests listed on the ASX

CFDA-cleared	China Food and Drug Administration cleared

CHIA	Chi-X Australia

Company, the	AVITA Medical Limited

Corporations Act, the	The Corporations Act 2001 (Cth)

DB	Deutsche Boerse AG

Directors, the	The directors of the Company

EB	Epidermolysis bullosa

Eligible Shareholders	Shareholders whose addresses in the Company’s shareholder register are within Australia, US, Hong Kong, Norway, Switzerland, United Arab Emirates, United Kingdom, Singapore, France, New Zealand and any Other Jurisdiction.

ENT	Ear, nose, and throat

FDA	United States Food and Drug Administration

FPI	Foreign private issuer

Fractional Entitlements	A fractional entitlement to an Avita US Share or an entitlement to Avita US CDIs that is not sufficient to equate to a whole Avita US Share

Fractional Shareholders	Eligible Shareholders who have a Fractional Entitlement to an Avita US Share or Avita US CDI as part of the Scheme Consideration

FSG	Financial Services Guide

FY18	Financial year ended 30 June 2018

FY19	Financial year ended 30 June 2019

GAAP	Generally Accepted Accounting Principles

GICS	Global Industry Classification Standards

HY19	Half year ended 31 December 2019

IDE	Investigational device exemptions

Ineligible Foreign Shareholders	Shareholders whose addresses in the Company’s shareholder register are outside Australia, US, Hong Kong, Norway, Switzerland, United Arab Emirates, United Kingdom, Singapore, France, New Zealand and any Other Jurisdiction.

LTI	Long term incentive plan

Management, the	The management of AVITA Medical Limited and its advisers

NYSE	New York Stock Exchange

5 MAY 2020	IV	INDEPENDENT EXPERT’S REPORT

Reference	Definition
OTC	Over the counter
Other Jurisdiction	Jurisdiction whereby the laws permit the offer and issue of Avita US Shares or Avita US CDIs to a shareholder and, in Avita US’s sole discretion, it is not unduly onerous or impractical for Avita US to issue Avita US Shares or Avita US CDIs to a shareholder with a registered address in that jurisdiction
PS	Pink Sheets LLC
Record Date	The date for determining entitlements to Avita US Shares or CDIs
Redomiciliation Transaction, the	The proposed re-incorporation of AVITA Medical and its subsidiaries from Australia to the United States
Regulations, the	The Corporations Regulations 2001
RES	Regenerative epidermal suspension
Report, this	This independent expert’s report prepared by BDOCF and dated 5 May 2020
R&D	Research and development
RG 111	Regulatory Guide 111: Content of Expert Report, issued by ASIC
RGs	Regulatory guides published by ASIC
RSUs	Restricted stock units
Sale Agent	Person nominated by Avita US to sell the scheme consideration of behalf of Ineligible Foreign Shareholders
SBP	Share based payment
Scheme	Scheme of arrangement
Scheme Booklet, the	The scheme booklet prepared by the Company dated on or about 11 May 2020
Scheme Consideration	Consideration offered to Shareholders under the Scheme
Scheme Meeting, the	Scheme meeting proposed to be held on 15 June 2020 at 9:00am AEST
SEC	United States’ Securities and Exchange Commission
Selling Shareholders	The Ineligible Foreign Shareholders and Fractional Shareholders
Shareholders, the	The holders of fully paid ordinary shares in the Company
SIA	Scheme implementation agreement dated 20 April 2020
SOX	Sarbanes-Oxley Act of 2002
TGA – registered	Therapeutic Goods Administration registered
US	United States of America
$USD	United States Dollars
US Markets	The markets AVITA Medical’s ADSs have been traded, in this instance NASDAQ and OTC market
VWAP	Volume weighted average price
We, us, our	BDO Corporate Finance Ltd

5 MAY 2020	V	INDEPENDENT EXPERT’S REPORT

Tel: +61 7 3237 5999	Level 10, 12 Creek St
Fax: +61 7 3221 9227	Brisbane QLD 4000
www.bdo.com.au	GPO Box 457 Brisbane QLD 4001
Australia

PART I: ASSESSMENT OF THE REDOMICILIATION TRANSACTION

The Shareholders

C/- The Directors

AVITA Medical Limited

Level 7, 330 Collins Street

Melbourne VIC 3000

5 May 2020

Dear Shareholders,

1.0	Introduction

BDO Corporate Finance Ltd (‘BDOCF’, ‘we’, ‘us’ or ‘our’) has been engaged to provide an independent expert’s report (‘this Report’) to the shareholders (‘the Shareholders’) of AVITA Medical Limited (‘AVITA Medical’ or ‘the Company’) in relation to the proposed redomiciliation of AVITA Medical and its subsidiaries (‘the Avita Group’) from Australia to the United States of America (‘US’) (‘the Redomiciliation Transaction’).

The Redomiciliation Transaction will be implemented by way of a scheme of arrangement (‘Scheme’) under Part 5.1 of the Corporations Act 2001 (‘the Corporations Act’) whereby AVITA Medical will be acquired by a newly formed holding company incorporated in Delaware in the US. The holding vehicle used to acquire AVITA Medical is named AVITA Therapeutics, Inc (‘Avita US’).

As consideration for eligible AVITA Medical shareholders transferring their shares to Avita US under the Scheme, an implicit consolidation of securities will occur, whereby eligible AVITA Medical shareholders will receive the equivalent of one share of common stock of Avita US (‘Avita US Share’) for every 100 AVITA Medical shares held as at the date for determining entitlements (‘Record Date’). The Redomiciliation Transaction will not materially change an eligible shareholders underlying ownership interests. The common stock in Avita US will be listed on the NASDAQ as the primary listing and as CHESS Depositary Interests (‘CDIs’) which will be traded on the Australian Securities Exchange (‘ASX’) as the secondary listing. AVITA Medical (the former Australian head entity) will subsequently delist from the ASX and the NASDAQ.

The assets and business activities of AVITA Medical immediately following the Redomiciliation Transaction will remain the same as those prior to the Redomiciliation Transaction. Following the Redomiciliation Transaction, Avita US does not intend to make any major changes to the underlying business or operations of the Company.

A more detailed description of the Redomiciliation Transaction is set out in Section 4.

The Shareholders are requested by the directors of AVITA Medical (‘the Directors’) to vote in favour of or against the Redomiciliation Transaction at the scheme meeting expected to be held on 15 June 2020 (‘the Scheme Meeting’).

In this Report we provide our opinion on whether the Redomiciliation Transaction is in the best interests of the Shareholders as a whole. The scope and purpose of this Report are detailed in Sections 3.3 and 3.4 respectively.

This Report, including Part I and Part II, should be read in full along with all other documentation provided to the Shareholders, including the scheme booklet prepared by AVITA Medical and dated on or about 11 May 2020 (‘the Scheme Booklet’).

BDO Corporate Finance Ltd ABN 54 010 185 725 AFS Licence No. 245513 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Corporate Finance Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation.

2.0	Assessment of the Redomiciliation Transaction

This section is set out as follows:

•	Section 2.1 sets out our assessment methodology in relation to the Redomiciliation Transaction;

•	Section 2.2 sets out the advantages of the Redomiciliation Transaction to the Shareholders;

•	Section 2.3 sets out the disadvantages of the Redomiciliation Transaction to the Shareholders;

•	Section 2.4 sets other considerations which are relevant to the Redomiciliation Transaction;

•	Section 2.5 sets out the position of Shareholders if the Redomiciliation Transaction is not approved; and

•	Section 2.6 sets out our opinion on whether the Redomiciliation Transaction is in the best interests of the Shareholders.

2.1	Basis of Evaluation and Assessment Methodology

In undertaking our work we have considered the legal requirements and guidance of the Corporations Act 2001 (Cth) (‘the Corporations Act’), the Corporations Regulations 2001 (‘the Corporations Regulations’), the regulatory guides (‘RGs’) published by the Australian Securities and Investments Commission (‘ASIC’) although note that there is no legal definition of the expression ‘in the best interests’.

To form our view on the most appropriate manner to assess the Redomiciliation Transaction we considered certain characteristics of the Redomiciliation Transaction including:

•

The Redomiciliation Transaction effectively represents the creation of a new corporate structure, with a new holding company for the group. The underlying economic interests of the Shareholders will remain unchanged (with the exception of Ineligible Foreign Shareholders[1] and Fractional Shareholders2); and

•	The assets, operation and business activities of AVITA Medical immediately following the Redomiciliation Transaction will remain the same as those prior to the Redomiciliation Transaction.

Having regard to the above, it is our view that the Redomiciliation Transaction does not represent a control transaction and that it is appropriate to assess the Redomiciliation Transaction having regard to the guidance set out in paragraphs RG 111.35 to RG 111.37 of ASIC Regulatory Guide 111: Content of expert reports (‘RG 111’).

RG 111.35 to RG 111.36 state that in the absence of a change in the underlying economic interest of the security holders, a change of control, or selective treatment of different security holders, the issue of ‘value’ may be of secondary importance. In these circumstances, the expert should provide an opinion as to whether the advantages of the transaction outweigh the disadvantages.

RG 111.37 states that where such a transaction involves a scheme of arrangement and the expert concludes the advantages of the transaction outweigh the disadvantages, the expert should conclude that the scheme is in the best interests of the security holders.

In forming our view on whether or not the Redomiciliation Transaction is in the best interests of the Shareholders, we have considered the following:

•	Advantages of the Redomiciliation Transaction to the Shareholders (refer to Section 2.2);

•	Disadvantages of the Redomiciliation Transaction to the Shareholders (refer to Section 2.3); and

•

Other considerations of the Redomiciliation Transaction that may apply to the Shareholders (refer to Section 2.4) and the position of Shareholders if the Redomiciliation Transaction is not approved (refer to Section 2.5).

Our opinion on the Redomiciliation Transaction is set out in Section 2.6 below.

2.2	Advantages of the Redomiciliation Transaction

2.2.1 Avoidance of Being a ‘Dual Compliant’ Company and Reduced Compliance Costs

AVITA Medical is incorporated in Australia as an Australian public company with a primary listing on the ASX and is required to prepare financial statements under applicable Australian laws in accordance with the International Financial Reporting Standards in Australia (‘AIFRS’). The Company also has a substantial commercial presence in the US and since September 2019, has been listed on the NASDAQ as a secondary listing. Consequently, AVITA Medical is a dual listed company with shares traded on the ASX, under the ticker AVH. The Company is also listed on the NASDAQ, with a ticker RCEL, through American depositary shares (‘ADSs’). For completeness one (1) ADS represents twenty (20) ordinary shares in AVITA Medical.

All companies, including dual listed companies, must prepare and lodge financial statements and comply with, among other things:

[1]

Shareholders whose addresses recorded in the share register are outside Australia, US, Hong Kong, Norway, Switzerland, United Arab Emirates, United Kingdom, Singapore, France, New Zealand and any other jurisdiction which is not prohibited.

[2]	Eligible Shareholder to which it has a fractional entitlement to an Avita US Share or entitlement to Avita US CDIs that is not sufficient to equate to a whole security.

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•	The corporate and securities law requirements of the jurisdiction in which they are incorporated;

•	The regulations imposed by the relevant corporate regulator; and

•	The requirements of the relevant securities exchange.

A dual listed company is treated as a ‘foreign company’ in the jurisdiction it elects for the secondary trading of its securities. A ‘foreign company’ is generally subject to meaningfully lower levels of regulation and compliance in the second jurisdiction. Given the NASDAQ is the Company’s secondary listing, it is treated as a ‘foreign company’ in the US.

AVITA Medical historically qualified for the ‘foreign private issuer’ exemption status by the United States’ Securities and Exchange Commission (‘SEC’) and was exempt from the financial reporting requirements applicable to US domestic companies under applicable laws in the US (such as preparing financial statements in accordance with US Generally Accepted Accounting Principles (‘GAAP’)).

We understand that effective from 31 December 2019, the Company is considered to have domestic status in the US as it does not qualify as a foreign private issuer (‘FPI’). Further background on AVITA Medical’s FPI status is set out in Section 5.3 of this Report.

The practical consequences of not qualifying as a FPI are that AVITA Medical will be required to comply with the listing and compliance requirements of two jurisdictions (i.e. it is not currently possible to have Australia as the sole domestic jurisdiction while remaining listed on the NASDAQ). In addition to continuing to incur the costs (e.g. the Company estimates external professional costs are approximately $400,000 per annum) and burdens on internal management and resources associated with preparing financial statements under applicable Australian laws (in accordance with AIFRS), the Company will also be required to prepare a second set of financial statements under applicable United States laws (in accordance with US GAAP). Preparing financial statements in accordance with US GAAP will require the Company to engage US-based auditors and legal counsel to assist in the preparation, filing and auditing of the financial statements and related corporate filings. AVITA Medical has estimated that the additional costs of preparing financial statements in accordance with US GAAP will be approximately United States Dollars (‘$USD’) 850,000 per annum for professional fees in addition to being a burdensome and time consuming process for AVITA Medical management (‘Management’).

If the Redomiciliation Transaction is approved, Avita US will be a domestic public company in only one jurisdiction (i.e. the US) and the jurisdiction it will be located in is the one where its operations are located and it is seeking to grow its market presence. Avita US will only have domestic status in the United States and it will only be required to prepare its financial statements under US GAAP. As there will be no requirement to also prepare financial statements in accordance with AIFRS, Management expect that the duplication of costs, resourcing, burdens and risks associated with dual compliance will be largely avoided.

We note that if the Redomiciliation Transaction is implemented, Shareholders will continue to receive detailed financial reports on corporate activities and developments as Avita US will file its financial statements with the SEC and ASIC and make them publicly available through the ASX, NASDAQ and the Company’s website.

2.2.2 Alignment of Corporate Structure with Operating Model

AVITA Medical’s primary place of business is in the US and with the exception of three individuals, all of the Company’s employees are situated in the US (refer to Section 5 for more details on the Company’s background).

The Redomiciliation Transaction will make the Company’s structure more aligned with:

•	Its principal place of business, which is the US;

•	Where the majority of its employees are located;

•	Where the majority of issued capital is beneficially held; and

•

Its growth strategy to continue to increase market presence in the US where 95% of the revenue is currently sourced. We note that the Company completed a national market launch of its RECELL System in the US in January 2019 and that Management have identified a $USD 2+ billion market opportunity in the US for the use of the RECELL System in both in-patient and out-patient burns, paediatric scalds, trauma and vitiligo.

This structure may be better understood by potential investors in the US, and may assist in simplifying future merger, sale or acquisition transactions, which may increase Avita US’s attractiveness to potential future merger partners or acquirers in the US.

This structure will also provide a more suitable framework to pursue the Avita Group’s growth strategy in the US as Management is based in the US and are therefore more familiar with the legislative and regulatory requirements in the US. Further, senior management will have easier access to legal, accounting and other resources to comply with US laws and regulations, which Management anticipates should help reduce the Avita Group’s overhead costs.

2.2.3 Increased Attractiveness to Investors in the USA

The US is the largest medical device market globally (refer Section 6 below for a summary of the listed medical device markets) and the market that Management expect to direct their efforts and commercial resources toward in the first instance.

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The Redomiciliation Transaction may assist to increase investor awareness of the Avita Group in the US and attract a broader universe of potential investors. In particular, we note that:

•	It may be easier for US investors with restrictive investment mandates to invest in Avita US;

•

Avita US will have greater exposure and be more accessible to a number of specialist investment funds which are often more comfortable investing in US domiciled companies and companies reporting under US GAAP;

•

Professional US investors may have a preference for investing in US domiciled and regulated companies. One reason for this is that investors in the US, and their advisers, are more familiar, in broad terms, with US corporations and securities legislation, rules and practices. We also note that it may be easier to undertake research on a company with a primary listing on the NASDAQ (relative to a secondary listing utilising ADSs); and

•

US shareholders with ADSs are required to pay depositary fees. Following the Redomiciliation Transaction, these fees will no longer be payable by US investors (and, for completeness, we note that holders of Avita US CDIs will not be required to pay depositary fees in respect of their Avita US CDIs either).

The US capital market is one of the largest in the world and, for the reasons set out above, moving the primary listing to the US may result in increased investor demand and increased liquidity. Exposure to larger and more diverse financial markets may also result in greater access to lower-cost debt and/or equity capital relative to a company domiciled in Australia with a primary listing on the ASX.

We note that we would expect the CDI trading price, adjusted for foreign exchange and the correct ratio, to broadly track the NASDAQ trading price given that 5 Avita US CDIs will be able to be converted into one Avita US Share. On this basis, increased demand as a result of increased attractiveness to investors in the US may also flow through to holders of CDIs.

2.2.4 Retention of Dual Listing

Following the Redomiciliation Transaction, the Avita Group will remain dual listed, albeit with a primary listing on the NASDAQ and a secondary listing of CDIs on the ASX. The associated ticker code for the NASDAQ and the ASX will remain unchanged. For the reasons set out in Section 2.2.3, a primary listing on the NASDAQ may increase the attractiveness of the Avita Group to investors relative to a primary listing on the ASX. A secondary listing on the ASX has certain benefits to the holders of those securities (relative to ADSs on the NASDAQ) as, unlike ADS holders, CDI holders are not required to pay depositary fees.

We have discussed further implications of the change in securities held in Section 2.4.3 below.

2.3	Disadvantages of the Redomiciliation Transaction

2.3.1 Implementation Costs

The Redomiciliation Transaction involves one-off transaction costs related to the implementation of the Scheme, advisory fees, registration and filing fees which are estimated to be in the range of $USD 1.0 million to $USD 1.3 million. However, these are largely sunk costs as the Directors expect that the majority of the implementation costs will have been incurred before the Scheme Meeting which is expected to be held on 15 June 2020.

2.3.2 Changes to Protection of Shareholders under New Jurisdiction

On implementation of the Scheme, the Shareholders will become holders of Avita US Shares or CDIs as a company incorporated in Delaware in the US. Under the revised incorporation, Avita US will not be subject to the majority of the provisions of the Corporations Act to which AVITA Medical is currently subject and may be more familiar to the Shareholders residing in Australia. The rights of Avita US stockholders will instead be governed by the Corporations Act requirements for registered foreign companies and the laws of the State of Delaware, including the Delaware General Corporation Law, US federal securities laws, NASDAQ listing rules and Avita US’s certificate of incorporation and by laws.

The Shareholders receiving Avita US Shares (or Avita US CDIs) in exchange for their ordinary shares may also have reduced takeover protection under Delaware and US laws, compared to the protection available under Australian law.

AVITA Medical, as an Australian-listed company, is subject to the takeover provisions of the Corporations Act, which protect minority shareholders on a change of control or acquisition above 20% and restrict the AVITA’s board of Directors (‘the Board’) ability to take defensive steps that could impact competition for control of the Company. Delaware law provides alternate and in some respects reduced protection, which may impact shareholders negatively in certain circumstances.

Shareholders should refer to Appendix G of the Scheme Booklet for further information in relation to the US provisions to which Avita US will be subject to.

2.3.3 Exposure to Additional Litigation Risk

Avita US may be exposed to increased litigation as a Delaware US based corporation, as the legal environment in the Delaware is generally understood to be more litigious than Australia. For instance, under Delaware law, derivative action brought by shareholders must be settled or dismissed through a court approval process. Further, shareholders in the US are entitled to commence class action suits to enforce any obligations directly owed to them by a company. Consequently, there is increased risk that a dispute could add litigation costs as well as adversely affect Avita US’s reputation, financial performance or value. For completeness we note the gap between the legal environments is closing due to increased class action litigation in Australia in recent years.

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2.3.4 Implications for Ineligible Foreign Shareholders and Fractional Shareholders

The Avita US Shares that would otherwise have been issued under the Scheme to foreign shareholders who are restricted from receiving shares under the Scheme (‘Ineligible Foreign Shareholders’) and Fractional Shareholders, in respect of their fractional entitlements (collectively, ‘Selling Shareholders’) will be issued to a Sale Agent to disburse proceeds through a sale facility.

Under the sale facility, the amount of money to be received by each Selling Shareholder will be calculated on an averaged basis using the net proceeds of all such sales after deduction of any applicable brokerage and associated taxes to ensure the Selling Shareholders receive the same price.

Consequently, Selling Shareholders in AVITA Medical will no longer hold equivalent securities in Avita US that they previously held in the Company and will not be able to benefit in any potential future upside that may have resulted from such a holding. They will however be able to deploy the sale proceeds as they see fit (including repurchasing Avita US Shares).

Refer to Section 11 of the Scheme Booklet for more information on the sale facility.

2.4	Other Considerations

2.4.1 Legal Implications for Shareholders

If the Redomiciliation Transaction is implemented, the parent entity (i.e Avita US) will be incorporated in Delaware and will be subject to US laws, which differ from Australian laws. There are differences between the regulatory regimes in the US and Australia. These are detailed in Appendix G of the Scheme Booklet. While some differences may be advantageous to Shareholders, some differences may also be disadvantageous to Shareholders.

2.4.2 Avita US will Report Under US GAAP

We understand, as outlined in Section 5.3, with the loss of FPI status, effective from 30 June 2020, the Company is required to prepare an annual report under the following accounting standards:

•	AIFRS and the resulting AIFRS annual report is lodged with ASIC and the ASX; and

•	US GAAP and the resulting US GAAP financial report is lodged with the SEC.

On implementation of the Scheme, we have been informed Avita US will only be required to prepare an annual report in US dollars adopting US GAAP to lodge with the SEC and ASX. The AVITA Medical Board have considered the different accounting standards and expect the financial statements to be comparable, noting several items will be classified differently under the different accounting principles. We also understand there will be additional financial disclosure given the requirement under US laws for detailed quarterly financial reports, reported on Form 10-Q.

While there may be differences in the measurement criteria in the financial statements, the AVITA Medical Board do not expect any impact on the ability to generate underlying operating cash flows. We also note that the preparation of financial statements under US GAAP will align the Avita Group’s financial statements with other medical device companies reporting in the US.

2.4.3 Change in Equity Interests Held

Impact on ADS Holders Holding Avita US Shares Instead of ADSs

AVITA Medical currently has a secondary listing on the NASDAQ where the Company’s shares are traded as ADSs. ADS holders are required to pay fees to the ADS depositary, being the Bank of New York Mellon (‘ADS Depositary’). These are periodic service fees to compensate the depositary bank for providing custodial services.

Additionally, ADS holders are not entitled to vote and instead ADS holders are required to instruct the ADS Depositary, who vote on their behalf.

Given the ADS holders will have their ADSs converted to Avita US Shares, the following will occur:

•	The depositary fees associated with ADSs will no longer be applicable; and

•	Avita US stockholders will be entitled to vote directly.

Impact on Shareholders Holding CDIs Instead of Shares

Shareholders who receive their shares in Avita US as CDIs will not be recorded on Avita US’s share register as shareholders. Rather, the Authorised Nominee3 will be recorded as the holder of shares held as CDIs. Consequently, holders of CDIs will have ‘beneficial’ ownership rather than ‘legal’ ownership.

[3]	The authorised nominee is CHESS Depositary Nominees Pty Limited (ACN 071 346 503, Australian Financial Licence number 254514), a wholly-owned subsidiary of ASX.

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Section 13 of the Australian Settlement and Transfer Corporation Settlement Rules contain provisions which ensure that CDI holders have the direct economic and other benefit of holding the underlying securities with the exception of voting arrangements. We are advised that holders of CDIs will be able to exercise their rights to attend and vote at Avita US’s general meetings either by:

•	Instructing the authorised nominee; or

•	Attending as the authorised nominee’s proxy.

For completeness we note that holders of Avita US CDIs are able to transmute their CDIs to Avita US Shares at any point in time and vice versa.

2.4.4 Foreign Exchange Implications

In our view, there is unlikely to be a material change in foreign exchange implications for Shareholders as a result of the Redomiciliation Transaction. In particular, we note:

•	Avita Medical’s operating cash flows are largely in $USD and this will not change as a result of the Redomiciliation Transaction;

•	Avita Medical’s assets and liabilities are largely in $USD and this will not change as a result of the Redomiciliation Transaction; and

•

the Company has not entered into any foreign currency swaps or other derivative arrangements for the benefit of Australian shareholders prior to the proposed redomiciliation and has no intention of doing so in the future.

2.4.5 Exchange Ratio under the Redomiciliation Transaction

As set out in the Scheme Booklet we understand the exchange ratio has been determined having regard to:

•	the current trading price of Shares on the ASX and Company ADSs on the NASDAQ;

•	the theoretical trading price of Avita US Shares and the trading price that is expected of a stock listing on a major stock exchange in the US (as well as the ASX);

•	the issued capital profile of various comparable companies that are listed on NASDAQ and the ASX; and

•	the minimum trading price requirement of $USD 1.00 on NASDAQ for all continued listings.

While there will be less shares on issue in Avita US and the share price per share will be higher accordingly, we would not expect the exchange ratio to have a material impact on the equity value attributable to all Shareholders in aggregate.

2.4.6 Trading Price of Avita US Shares and Avita US CDIs May Differ from Shares and ADSs of AVITA Medical

The value of Avita US Shares and Avita US CDIs to be received by Eligible Shareholders will depend on the price at which Avita US Shares and Avita US CDIs trade on the NASDAQ and ASX after the implementation of the Redomiciliation Transaction. This price may be different from the price at which AVITA Medical ADSs and AVITA Medical shares trade on the NASDAQ and the ASX prior to the implementation of the Redomiciliation Transaction (although we note for completeness the underlying equity interest of Eligible Shareholders in the Avita Group will essentially remain unchanged).

2.4.7 Liquidity of Avita US Shares and Avita US CDIs May Differ from Shares and ADSs of AVITA Medical

The liquidity of Avita US CDIs may be significantly different from the liquidity of AVITA Medical shares on the ASX as investors in Australia might be less likely to invest in a secondary listing in Australia. For completeness, we note that we have not performed a liquidity analysis of Avita US CDIs or Avita US Shares post the Redomiciliation Transaction as the liquidity will be dependent on market conditions and demand of shares and CDIs of Avita US at that time. AVITA Medical’s securities currently have greater liquidity on the ASX then they do on the NASDAQ via ADSs (refer to Section 5.4 for liquidity analysis of AVITA Medical’s securities on the listed markets).

2.4.8 Taxation Implications for Shareholders

An overview of the tax implications of the Redomiciliation Transaction for Shareholders is set out in Section 4.1.6 of our Report. Shareholders are directed to Section 10 of the Scheme Booklet for a more detailed explanation. The tax position of each Shareholder can differ significantly and individual Shareholders are advised to obtain their own tax advice, having regard to their personal circumstances and relevant jurisdiction.

2.4.9 Change in Eligibility for Market Specific Indices

We understand that AVITA Medical is currently included on ASX indices such as the ASX 200 and the ASX 300. Only stocks listed on the ASX are considered for inclusion in any of the ASX indices. Generally speaking, indices draw from the complete set of ASX listed stocks which includes secondary listings on the ASX and foreign domiciled entities which are registered overseas and whose primary listing is on an exchange other than the ASX.

However, we note securities classified as ‘foreign domiciled’ are ineligible to be included on the ASX All Australian Indices, therefore post the Redomiciliation Transaction, Avita US will not meet eligibility requirements for the ASX All Australian 200, but may meet the requirements for other ASX Indices. We understand Avita US may meet the requirements of some NASDAQ specific indices on implementation of the Scheme.

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2.5	Position of the Shareholders if the Redomiciliation Transaction is Not Approved

The position of the Shareholders if the Redomiciliation Transaction is not approved will remain predominately the same as the current circumstances in that they will continue to remain Shareholders in an Australian listed company, notwithstanding that the advantages and disadvantages (as discussed in Sections 2.2 and 2.3 of this Report) of being a company domiciled in the US will not come to fruition.

We note that the transaction costs associated with the Scheme are estimated to be in the range of $USD 1.0 million to $USD 1.3 million as at the date of the Scheme Booklet (refer to Section 12.3 of the Scheme Booklet for further details on costs incurred by AVITA Medical). If the Scheme is implemented, Shareholders will be able to capitalise on the funds already invested by the Company and benefit from the expected advantages of the Scheme. Should the Scheme not be implemented, the transaction cost associated with the Scheme will become sunk costs that Shareholders will be unable to derive benefit.

Irrespective of whether or not the Redomiciliation Transaction is approved, we cannot guarantee that the share price of AVITA Medical or Avita US will be maintained at a level commensurate with the price at which AVITA Medical has traded on the ASX recently or at any time in the past.

2.6	Best Interests Opinion

It is our view that, on balance and considering the Shareholders as a whole, the advantages of the Redomiciliation Transaction outweigh its disadvantages. Therefore, in our opinion, the Redomiciliation Transaction is in the best interests of the Shareholders as a whole in the absence of an alternative proposal or any further information.

Before forming a view on whether to vote in favour of or against the Redomiciliation Transaction, we strongly recommend that Shareholders:

•

Have regard to the information set out in the Scheme Booklet and the balance of this Report, including the Important Information set out in Section 3, before deciding whether to vote in favour of or against the Redomiciliation Transaction;

•	Consult their own professional advisers; and

•	Consider their specific circumstances.

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3.0	Important Information

3.1	Read this Report, and other documentation, in full

This Report, including Part I and Part II, should be read in full to obtain a comprehensive understanding of the purpose, scope, basis of evaluation, limitations, information relied upon, analysis, assumptions underpinning our work and our findings.

Other information provided to the Shareholders in conjunction with this Report should also be read in full, including the Scheme Booklet.

3.2	Shareholders’ individual circumstances

Our analysis has been completed and our conclusions expressed at an aggregate level having regard to the Shareholders as a whole. BDOCF has not considered the impact of the Redomiciliation Transaction on the particular circumstances of individual Shareholders. Individual Shareholders may place a different emphasis on certain elements of the Redomiciliation Transaction relative to the emphasis placed in this Report. Accordingly, individual Shareholders may reach different conclusions as to whether or not the Redomiciliation Transaction is in their best interests having regard to their individual circumstances.

The decision of an individual shareholder to vote in favour of or against the Redomiciliation Transaction is likely to be influenced by their particular circumstances and accordingly, the Shareholders are advised to consider their own circumstances and seek their own independent advice.

Voting in favour of or against the Redomiciliation Transaction is a matter for individual Shareholders based on their expectations as to the expected value, future prospects and market conditions together with their particular circumstances, including risk profile, liquidity preference, portfolio strategy and tax position. The Shareholders should carefully consider the Scheme Booklet. Shareholders who are in doubt as to the action they should take in relation to the Redomiciliation Transaction should consult their professional adviser.

With respect to taxation implications of the Redomiciliation Transaction, it is strongly recommended that the Shareholders obtain their own taxation advice, tailored to their own particular circumstances.

3.3	Scope

In this Report we provide our opinion on whether the Redomiciliation Transaction is in the best interests of the Shareholders as a whole.

This Report has been prepared at the request of the Directors to assist Shareholders in their decision to vote in favour of or against the Redomiciliation Transaction. This Report is to accompany the Scheme Booklet to be sent to the Shareholders to consider the Redomiciliation Transaction and was not prepared for any other purpose. Accordingly, this Report and the information contained herein may not be relied upon by anyone other than the Directors and the Shareholders without our written consent. We accept no responsibility to any person other than the Directors and the Shareholders in relation to this Report.

This Report should not be used for any other purpose and we do not accept any responsibility for its use outside this purpose. Except in accordance with the stated purpose, no extract, quote or copy of this Report, in whole or in part, should be reproduced without our written consent, as to the form and context in which it may appear.

We have consented to the inclusion of this Report with the Scheme Booklet. Apart from this Report, we are not responsible for the contents of the Scheme Booklet or any other document associated with the Redomiciliation Transaction. We acknowledge that this Report may be lodged with regulatory authorities to obtain the relevant approvals prior to it being made available to the Shareholders.

The scope of procedures we have undertaken has been limited to those procedures required in order to form our opinion. Our procedures did not include verification work nor did they constitute an audit or assurance engagement in accordance with Australian Auditing and Assurance Standards. In preparing this Report we considered a range of matters, including the necessary legal requirements and guidance of the Corporations Act, the Corporations Regulations, the RGs published by ASIC, the listing requirements of the relevant exchanges (where relevant), and commercial practice.

In forming our opinion, we have made certain assumptions and outline these in this Report including:

•	We have performed our analysis on the basis that the conditions precedent to the scheme implementation agreement between AVITA Medical Limited and AVITA Therapeutics, Inc (‘the SIA’) are satisfied;

•

That matters such as title to all relevant assets, compliance with laws and regulations and contracts in place are in good standing, and will remain so, and that there are no material legal proceedings, other than as publicly disclosed;

•	All information which is material to the Shareholders’ decision on the Redomiciliation Transaction has been provided and is complete, accurate and fairly presented in all material respects;

•	ASX announcements and other publicly available information relied on by us are accurate, complete and not misleading;

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•	If the Redomiciliation Transaction is implemented, that it will be implemented in accordance with the stated terms;

•	The legal mechanism to implement the Redomiciliation Transaction is correct and effective;

•	There are no undue changes to the terms and conditions of the Redomiciliation Transaction, or complex issues unknown to us; and

•	Other assumptions, as outlined in this Report.

In this Report we have not provided any taxation, legal or other advice of a similar nature in relation to the Redomiciliation Transaction. Other advisers have provided advice in relation to those matters to AVITA Medical in relation to the Redomiciliation Transaction.

AVITA Medical has acknowledged that the Company’s engagement of BDOCF is as an independent contractor and not in any other capacity including a fiduciary capacity.

The statements and opinions contained in this Report are given in good faith and are based upon our consideration and assessment of information provided by the Board, executives and management of all the entities.

3.4	Purpose of this Report

An independent expert, in certain circumstances, must be appointed to meet the requirements set out in the Corporations Act, the Corporations Regulations, the RGs and in some cases the listing requirements of the relevant exchanges. These requirements have been set out in Sections 3.4.1 and 3.4.2 below.

3.4.1 Requirements of the Corporations Acts

The Redomiciliation Transaction will be implemented by scheme of arrangement. Section 411 of the Corporations Act relates to schemes of arrangement. Under section 411 of the Corporations Act, in order for a scheme of arrangement to be approved certain steps, including the following, must occur:

•

Unless the court orders otherwise, there must be a majority in number (i.e. more than 50%) of the shareholders present and voting (either in person, by proxy attorney or corporate representative) in favour of the Scheme resolution;

•	No less than 75% of the votes cast on the resolution must vote in favour of the scheme; and

•	If approved by shareholders, the scheme of arrangement is then subject to approval by the court.

Part 3 of Schedule 8 of the Corporations Regulations details the prescribed information relating to schemes of arrangement. Specifically, clause 8303 of Schedule 8 states that an independent expert’s report prepared to determine whether, in the opinion of the expert, the proposed scheme is in the best interests of the company’s shareholders must accompany a scheme document if:

•	A party to the proposed scheme has a prescribed shareholding[4] in the company subject to the scheme; or

•	The directors of the company are also directors of the other party to the scheme.

In the case of the Redomiciliation Transaction, an independent expert’s report is required to be prepared as it is proposed that each director of AVITA Medical will become a director of Avita US.

3.4.2 Listing Requirements

We have been instructed that AVITA Medical will not be using this Report or our assessment of the Redomiciliation Transaction for the purpose of complying with the listing requirements of the ASX or any other stock exchange.

3.5	Current Market Conditions

Our opinion and the analysis set out in this Report is based on economic, market and other conditions prevailing at the date of this Report. Such conditions can change significantly over relatively short periods of time and may have a material impact on the results presented in this Report and result in any valuation or other opinion becoming quickly outdated and in need of revision (particularly as the full impact of the COVID-19 outbreak continues to evolve as at the date of this Report).

In circumstances where we become aware of and believe that a change in these conditions, prior to the Scheme Meeting, results in a material statement in this Report becoming misleading, deceptive or resulting in a material change in valuation, we will provide supplementary disclosure to AVITA Medical. BDOCF is not responsible for updating this Report following the Scheme Meeting or in the event that a change in prevailing circumstance does not meet the above conditions.

[4]	Clause 8306 of schedule 8 states that a person has a prescribed shareholding in a company if he or she is entitled to not less than 30% of the voting shares in the company.

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3.6	Reliance on Information

AVITA Medical recognises and confirms that, in preparing this Report, except to the extent to which it is unreasonable to do so, BDOCF, BDO Services Pty Ltd or any of the partners, directors, agents or associates (together ‘BDO Persons’), will be using and relying on publicly available information and on data, material and other information furnished to BDO Persons by AVITA Medical, its management, and other parties, and may assume and rely upon the accuracy and completeness of, and is not assuming any responsibility for independent verification of, such publicly available information and the other information so furnished.

Unless the information we are provided suggests the contrary, we have assumed that the information provided was reliable, complete and not misleading, and material facts were not withheld. The information provided was evaluated through analysis and inquiry for the purpose of forming an opinion as to whether or not the Redomiciliation Transaction is in the best interests of Shareholders.

We do not warrant that our inquiries have identified or verified all of the matters which an audit, extensive examination or due diligence investigation might disclose. In any event, an opinion as to whether a corporate transaction is in the best interests is in the nature of an overall opinion rather than an audit or detailed investigation.

It is understood that the accounting information provided to us was prepared in accordance with generally accepted accounting principles.

Where we relied on the views and judgement of Management the information was evaluated through analysis and inquiry to the extent practical. Where we have relied on publicly available information, we have considered the source of the information and completed our own analysis to assist us to determine the reliability of the information. However, in many cases, the information we have relied on is often not capable of external verification or validation and on that basis we provide no opinion or assurance on the information.

The Directors represent and warrant to us, for the purpose of this Report, to the best of their knowledge the information and documents furnished by AVITA Medical (either by Management directly or through advisors) in connection or for use in the preparation of this Report do not contain any untrue statements of a material fact or omit to state a material fact necessary in order to make the statements therein. We have received representations from the Directors in relation to the completeness and accuracy of the information provided to us for the purpose of this Report.

Under the terms of our engagement, AVITA Medical has agreed to indemnify BDO Persons against any claim, liability, loss or expense, costs or damage, arising out of reliance on any information or documentation provided, which is false or misleading or omits any material particulars, or arising from failure to supply relevant documentation or information.

3.7	Glossary

Capitalised terms used in this Report have the meanings set out in the glossary. A glossary of terms used throughout this Report is set out immediately following the Table of Contents at the start of this Report.

All dollar (‘$’) references in this Report are in Australian dollars unless otherwise stated.

3.8	Sources of Information

This Report has been prepared using information obtained from sources including the following:

•	AVITA Medical’s annual report for the year ended 30 June 2018, and 30 June 2019;

•	AVITA Medical’s half year report for the six months ended 31 December 2019;

•	AVITA Medical’s ASX announcements;

•	AVITA Medical’s filings with the SEC;

•	AVITA Medical’s Scheme Booklet dated on or about 11 May 2020;

•	Scheme Implementation Agreement dated 20 April 2020;

•	AVITA Medical’s shareholder register;

•	AVITA Medical Investor Tracking Report;

•	AVITA Medical’s company documents including board presentations, redomiciliation memo and management accounts as at 31 January 2020

•	Capital IQ;

•	IBISWorld;

•	Transaction documents provided in the virtual data room;

•	Other research publications and publicly available data as sourced throughout this Report; and

•	Discussions and correspondence with AVITA Medical, Management and their advisers.

5 MAY 2020	10	INDEPENDENT EXPERT’S REPORT

3.9	Qualifications

BDOCF has extensive experience in the provision of corporate finance advice, including takeovers, valuations and acquisitions. BDOCF holds an Australian Financial Services Licence issued by ASIC for preparing expert reports pursuant to the Listing Rules of the ASX and the Corporations Act.

BDOCF and its related parties in Australia have a wide range of experience in transactions involving the advising, auditing or expert reporting on companies that have operations domestically and in foreign jurisdictions. BDO in Queensland and in Australia is a national association of separate partnerships and entities and is a member of the international BDO network of individual firms.

Mark Whittaker and Scott Birkett have prepared this Report with the assistance of staff members. Mr Whittaker, BCom (Hons), CA, CFA, and Mr Birkett, BCom/BBusMan, CFA, are directors of BDOCF. Both Mr Whittaker and Mr Birkett have extensive experience in corporate advice and the provision of valuation and professional services to a diverse range of clients, including large private, public and listed companies, financial institutions and professional organisations. Mr Whittaker and Mr Birkett are considered to have the appropriate experience and professional qualifications to provide the advice offered within this Report.

BDO Corporate Finance Ltd

Mark Whittaker	Scott Birkett
Director	Director

5 MAY 2020	11	INDEPENDENT EXPERT’S REPORT

PART II: INFORMATION SUPPORTING OUR OPINION ON THE REDOMICILIATION TRANSACTION

4.0 Overview of the Redomiciliation Transaction

This section sets out an overview of the Redomiciliation Transaction and is structured as follows:

•	Section 4.1 provides a brief summary of the Redomiciliation Transaction;

•	Section 4.2 summarises the conditions precedent to the Redomiciliation Transaction; and

•	Section 4.3 summarises the directors’ strategic rationale for the Redomiciliation Transaction.

This section is a summary only and should not be treated as a complete description of the Redomiciliation

Transaction. Shareholders should refer to the Scheme Booklet for detailed and additional information relating to the Redomiciliation Transaction.

4.1 Summary of the Redomiciliation Transaction

AVITA Medical has proposed a restructure that will result in the redomicile of the Avita Group from Australia to the US, referred to as the Redomiciliation Transaction in this Report. The Redomiciliation Transaction is to be implemented by way of a scheme of arrangement under Part 5.1 of the Corporations Act, pursuant to which a new holding company (referred to as ‘Avita US’ in this Report), incorporated in Delaware, will become the ultimate parent company of the Avita group of companies.

We have summarised certain elements of the Scheme below. We recommend that the Shareholders refer to the Scheme Booklet for a more detailed summary of the Scheme and to the Scheme Implementation Deed (attached as Appendix B to the Scheme Booklet) which sets out the steps required to implement the Redomiciliation Transaction.

4.1.1 Scheme Consideration

The Scheme Booklet set outs the consideration for Eligible Shareholders (‘Scheme Consideration’). Eligible Shareholders are defined in the Scheme Booklet as those shareholders whose addresses in the shareholder register are recorded as being domiciled in Australia, US, Hong Kong, Norway, Switzerland, the United Arab Emirates, United Kingdom, Singapore, France and New Zealand and any other jurisdiction5 (‘Other Jurisdiction’) (‘Eligible Shareholders’). The Scheme Consideration as set out under the Scheme are as follows:

•

Eligible Shareholders, other than the ADS Depositary, who hold shares in AVITA Medical are entitled to receive 5 CDIs[6] in Avita US (‘Avita US CDI’), via an authorised nominee, for every 100 shares held in AVITA Medical at Record Date. The Avita US CDIs are to be quoted on the ASX under the ticker code ‘AVH’ post the implementation of the Scheme; and

•

Holders of ADSs[7] (via the ADS Depositary) in AVITA Medical are entitled to receive shares in Avita US. The ADS Depositary will receive one Avita US Share for every 100 shares at Record Date. The ADS Depositary will distribute those Avita US Shares to ADS holders who will receive one Avita US Share for every five AVITA Medical ADSs held on the Record Date upon surrender of the ADSs and payment of the ADS Depositary fee for the surrender (fee of $USD 0.05 per AVITA Medical ADS surrendered). The Avita US Shares are to be quoted on the NASDAQ under the ticker code ‘RCEL’ post the implementation of the Scheme.

Following the implementation of the Scheme, one Avita US Share trading on NASDAQ will be equivalent to five Avita US CDIs trading on the ASX. Avita US shares and Avita US CDIs will be transmutable, so that Avita US shareholders can convert their Avita US Shares into Avita US CDIs, and vice versa.

We note that Eligible Shareholders will receive the following, subject to the conditions set out in Section 11 of the Scheme Booklet:

•	If the Shareholder holds ADSs, then they will receive Avita US Shares under the Scheme; or

•	If the Shareholder holds shares in AVITA Medical, then they will receive Avita US CDIs under the Scheme.

We are advised there is no pre-Scheme implementation ability to elect to receive the alternate form of consideration.

We strongly urge Shareholders to refer to Section 11 of the Scheme Booklet for further details on implementation of the Scheme Consideration.

[5]

Jurisdiction whereby the laws permit the offer and issue of Avita US Shares or Avita US CDIs to a shareholder and, in Avita US’s sole discretion, it is not unduly onerous or impractical for Avita US to issue Avita US shares or Avita US CDIs to a shareholder with a registered address in that jurisdiction.

[6]

A CDI is an instrument that allows shares of foreign companies (in this case Avita US, as domiciled in the US) to be traded on the ASX. A CDI confers beneficial interest of the underlying share to the holder, while the legal title is held by a depositary. A detailed description of the proposed Avita US CDIs is set out in Appendix F of the Scheme Booklet.

[7]

An ADS is a negotiable certificate issued by a US depositary bank (for AVITA Medical the US depositary bank is The Bank of New York Mellon), representing a specific number of shares (1 ADS for AVITA Medical is equivalent to 20 ordinary shares in the Company) in a foreign company’s stock. ADSs allow US investors to hold interest in a foreign company’s stock (i.e. AVITA Medical as domiciled in Australia and ordinary shares listed on the ASX).

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Any fractional entitlements to shares in Avita US (or Avita US CDIs) will not be issued to Shareholders but will be aggregated and issued to a Sale Agent and be sold under a sale facility. Fractional entitlements are determined with reference to the type of equity held by the Shareholder but equates to Eligible Shareholders whose entitlement does not equate to a whole number of Avita US Shares.

We are informed the Sale Agent must sell the fractional entitlements as soon as reasonably practicable (and, in any event, within one month after the implementation date) in the manner and on the terms the Sale Agent thinks fit (and at the risk of the Selling Shareholders). Refer to Section 11.5 of the Scheme Booklet for more information on the sale facility.

4.1.2 Ineligible Shareholders

Ineligible Foreign Shareholders

The Company has proposed that shareholders whose addresses recorded in the share register are outside Australia, US, Hong Kong, Norway, Switzerland, the United Arab Emirates, United Kingdom, Singapore, France and New Zealand, defined as Ineligible Foreign Shareholders, will not receive shares in Avita US under the Scheme, unless the Company is satisfied that such shareholders can be lawfully issued shares in Avita US under the Scheme.

Avita US Shares that would otherwise have been issued to Shareholders will be issued to a sale agent to be sold on the ASX with net proceeds from the sale (after deductions for brokerage, stamp duty, and other charges, fees and taxes) will be distributed to the Ineligible Foreign Shareholders through a sale facility.

We strongly recommend Ineligible Foreign Shareholders consider Section 11.5 of the Scheme Booklet in detail for further information on the sale process.

Fractional Shareholders

Eligible Shareholders who have a holding of AVITA Medical Shares (or AVITA Medical ADSs) on the Record Date where the entitlement to Avita US Shares or entitlement to Avita US CDIs does not equate to a whole number of Avita US Share are Fractional Shareholders. These shareholders will have their holdings sold pursuant to a sale facility in accordance with the process outlined in Section 11.5 of the Scheme Booklet.

4.1.3 Treatment of Options, Warrants and RSUs

Any existing options, warrants and restricted stock units (‘RSUs’) previously provided by AVITA Medical will continue after the Redomiciliation Transaction subject to the contractual terms pursuant to which they were granted, however the associated entitlement will instead be one Avita US Share for every 100 Shares to which the holder would otherwise be entitled.

4.1.4 Capital Structure

Table 4.1 below sets out the number of shares on issue in AVITA Medical as at 17 April 2020.

Table 4.1: Pre-Redomiciliation Shareholdings

Shareholder Category	Number of Shares[1]	% of Shares
ADS	582,080,405	27.28%
Eligible (Excluding ADS)	1,549,357,290	72.62%
Ineligible Foreign	1,997,204	0.09%

Total	2,133,434,899	100.00%

Source: AVITA Medical Shareholder Register as at 17 April 2020 and Capital IQ as at 17 April 2020

[1]	Total entitlement to AVITA Medical ordinary shares. ADSs held have been multiplied by 20 for illustrative purposes in this table.

With reference to Table 4.1 we note the following:

•	The ADSs outlined before the Redomiciliation Transaction in the table represent the equivalent ordinary shares attributed to ADSs;

•	We are advised by Management the eligible and ineligible shareholders will be determined based on the address recorded in the share register on the Record Date;

•

As outlined in Section 4.1.2, we understand the Avita US CDIs or Avita US Shares that Ineligible Foreign Shareholders would otherwise be entitled to will be aggregated and issued to a person nominated by Avita US to sell the scheme consideration (‘Sale Agent’) to be sold under the sale facility; and

•

As outlined in Section 4.1.1, we understand fractional entitlements of Eligible Shareholders to Avita US Shares or CDIs will be aggregated and issued to the Sale Agent to be sold under the sale facility.

4.1.5 Corporate Structure after the Redomiciliation Transaction

If the Redomiciliation Transaction is approved by the Shareholders, the Company’s corporate structure will be as shown in Figure 4.1 below. For comparison, AVITA Medical’s current corporate structure is illustrated in Section 5.1.3 of this Report.

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Figure 4.1: Avita US Corporate Structure Post Redomiciliation Transaction

Source: AVITA Medical Management

Regarding the Redomiciliation Transaction, we understand that:

•	AVITA Medical will be acquired by Avita US, a newly formed holding company incorporated in Delaware, US;

•	Avita US will acquire all outstanding ordinary shares of AVITA Medical, making AVITA Medical a 100% wholly owned subsidiary of Avita US;

•

In consideration of the acquisition of existing securities of AVITA Medical, Avita US will issue common stock, which (subject to successful applications) will be traded on the NASDAQ as a primary listing (under the existing ticker, RCEL) and CDIs on the ASX as a secondary listing (under the existing ticker, AVH);

•	Following completion of the Scheme, one Avita US Share will be equivalent to 5 Avita US CDIs.

•	Avita US Shares and Avita US CDIs will be transmutable i.e. shareholders of Avita US can exchange their Avita US Shares for Avita US CDIs and vice versa;

•	The Company will be removed from the official list of ASX and NASDAQ;

•

Any options, warrants and RSUs previously provided by AVITA Medical will instead entitle the holder to be issued Avita US Shares on exercise or vesting (as applicable) at a relevant ratio of 1 Avita US Share for every 100 AVITA Medical shares the holder was entitled;

•	Avita US will become a foreign company under the Corporations Act and will be subject to different compliance and regulatory requirements relative to Australia;

•	The Company expects to be converted into an Australian proprietary company limited by shares subsequent to the completion of the Redomiciliation Transaction; and

•

Avita US does not intend to make any major changes to the operations of the Company (refer to Section 8 of the Scheme Booklet for further information about Avita US following implementation of the Redomiciliation Transaction).

Further, we understand that following the Redomiciliation Transaction:

•	The Eligible Shareholders’ underlying ownership interests in the Avita Group will not change (other than for adjustments for Fractional Entitlements); and

•	The Avita Group will continue to have its main class of securities quoted and tradeable on both the NASDAQ (via common stock) and the ASX (via CDIs).

4.1.6 Taxation Implications of the Redomiciliation Transaction

The tax impacts of the Redomiciliation Transaction will be different for each individual Shareholder based on their own individual circumstances. We strongly recommend that individual Shareholders seek their own independent tax advice in relation to the specific tax impacts of the Redomiciliation Transaction to their own taxation position.

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While it is outside the scope of this Report to comment on or consider the specific taxation consequences of the Redomiciliation Transaction as they apply to individual Shareholders, we note that AVITA Medical has received advice with respect to the tax implications for Shareholders of the Redomiciliation Transaction. This advice, which is summarised in Section 10 of the Scheme Booklet, broadly includes:

•

Shareholders residing in Australia should be able to defer recognition of any capital gain made on disposal or cancellation of the Company’s shares until such time as the relevant replacement interest is disposed of or cancelled. To the extent that Fractional Shareholders receive cash in lieu of fractional entitlements, then only a partial roll—over may be available (i.e. the roll-over will not apply to fractional entitlements). Generally speaking, fractional entitlements will be only a small percentage of any particular Shareholders shareholding unless their shareholding is small;

•

We note AVITA Medical is engaging with the Australian Taxation Office on this matter, with a view to obtaining a class ruling. The availability of roll-over relief has not been confirmed by class ruling and it is possible that the Australian Taxation Office will take a different view;

•

Roll-over relief (whether full or partial) may not be available for Shareholders of the Company who hold the equity interest on revenue account or as trading stock. These Shareholders may be required to pay tax on any gain or crystallise a loss based on the market value of Avita US Shares received upon implementation of the Scheme;

•

Avita Medical Shareholders domiciled in the US will generally not recognise any gain or loss on the exchange of ADSs for Avita US Shares. If Fractional Shareholders receive cash in lieu of fractional entitlements, they may recognise a gain or loss, if any, to the extent of the cash consideration only; and

•

As Avita US is expected to be a ‘US holding corporation’ immediately after the Scheme, sales or other disposals of, and the receipt of distributions on, Avita US Shares by US and non-US shareholders may be subject to US federal income and withholding tax unless certain exceptions are met.

We strongly encourage Shareholders to read and refer to the information set out in the Scheme Booklet in relation to tax matters (refer to Section 10) and seek their own independent taxation advice, having regard to their personal circumstances and relevant jurisdiction.

4.2 Conditions Precedent to the Redomiciliation Transaction

The Redomiciliation Transaction is subject to a number of conditions precedent being satisfied or, where applicable, waived in accordance with the terms of the Scheme Implementation Agreement (attached as Appendix B to the Scheme Booklet). The conditions precedent are summarised in Section 11.7 of the Scheme Booklet and include:

•

Approval of the Scheme by the Shareholders. For the Redomiciliation Transaction to proceed, it is necessary that the relevant resolution is approved by a majority in number (more than 50%) of Shareholders who are present and voting (either in person or by proxy, attorney or corporate representative) at the Scheme Meeting. That majority must also represent at least 75% of the total number of votes cast on the Scheme Resolution;

•	The court approving the Redomiciliation Transaction in accordance with section 411(4)(b) of the Corporations Act;

•

The ATO confirming that an appropriate class ruling will be issued to the effect that Shareholders and ADS Holders resident in Australia who hold their shares on capital account and who make a capital gain from the exchange of their Shares for Avita US Shares or Avita US CDIs under the Scheme will be eligible for scrip-for-scrip roll-over relief under the relevant Australian tax laws;

•	All other relevant court and regulatory approvals and consents are secured;

•	Avita US appoints an approved authorised nominee to receive an allotment of shares for the CDI holders in Avita US under the Scheme;

•	Avita US appoints a Sale Agent to sell the Scheme Consideration otherwise referable to Ineligible Foreign Shareholders and Fractional Shareholders;

•	The ASX approves:

•	Avita US listing on the ASX; and

•	CDIs for shares in Avita US for official quotation on the ASX; and

•	NASDAQ approving the listing of Avita US Shares.

We recommend Shareholders refer to the Scheme Booklet and the Scheme Implementation Agreement for further details on the conditions precedent.

4.3 Strategic Rationale for the Redomiciliation Transaction

The Directors are of the view the Redomiciliation Transaction is a clear route for the Company to minimise additional costs (an annual saving of approximately $400,000 in audit, legal fees & professional fees) and risks associated with being a dual compliant entity (refer to Section 5.3 for further information on the Company’s dual compliance status). The Directors also believe that the Redomiciliation Transaction will, generally speaking, provide greater and easier access to the world’s largest capital market, namely the US.

On balance, the Directors view the advantages of the Redomiciliation Transaction outweigh the disadvantages. Consequently, the Directors have announced that they unanimously recommend that the Shareholders vote in favour of the Redomiciliation Transaction subject to an independent expert concluding that the Redomiciliation Transaction is in the best interests of the Shareholders as a whole.

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5.0 Background of AVITA Medical

This section is set out as follows:

•	Section 5.1 sets out an overview of AVITA Medical;

•	Section 5.2 sets out an overview of the equity structure of AVITA Medical;

•	Section 5.3 sets out the details for listing on the NASDAQ as Foreign Private Issuer;

•	Section 5.4 sets out a summary of AVITA Medical share trading data available; and

•	Section 5.5 sets out a summary of the historical financial information of AVITA Medical;

5.1 Overview of AVITA Medical

AVITA Medical is a regenerative medicine company with a technology platform positioned to address unmet medical needs in therapeutic skin restoration. The Company has multiple subsidiaries in Australia, the US and the United Kingdom. We understand that a vast majority of AVITA Medical’s core operations are conducted in the US and the Company has no physical presence outside the US. Further, with the exception of three employees all of the Company’s employees are situated in the US along with the majority of the revenue stream.

AVITA Medical is currently in its growth stage following the launch of its flagship product, the RECELL System in the US markets. AVITA Medical has been involved in ongoing clinical trials, research and product development for many years, with most of these activities occurring in the US.

The Company’s patented and proprietary platform technology, the RECELL System, provides treatment solutions derived from the regenerative properties of the patient’s own skin. The device enables healthcare professionals to produce a suspension of Spray-On Skin cells using a small sample of the patient’s own skin for use in the treatment of acute thermal burns in patients 18 years and older. The RECELL devices work by preparing a regenerative epidermal suspension (‘RES’), an autologous suspension comprised of the patient’s own skin cells necessary to regenerate natural healthy epidermis. This suspension is then sprayed onto the wounded areas.

In January 2019, the Company initiated its national US market launch of the RECELL System. We are informed that the Company commenced commercial shipments immediately after the FDA approval in response to pre-launch demand from burn centres across the US. During the half year ended 31 December 2019, the RECELL System was also sold on a limited basis in Australia, China, the Middle East and Europe.

5.1.1 RECELL System

The RECELL System is AVITA Medical’s first US product. It was approved by the United States Food and Drug Administration (‘FDA’) in September 2018. The RECELL System is a device that enables healthcare professionals to produce a suspension of spray-on skin cells using a small sample of the patient’s own skin. This suspension contains the cells necessary to regenerate the outer layer of natural, healthy skin and is prepared and applied at the point-of-care in as little as 30 minutes8.

We understand that the RECELL System currently has approval from the FDA for treatment of acute thermal burn wounds in patients 18 years and older comprising a $USD 200 million market in the United States. The RECELL System is also Therapeutic Goods Administration registered (‘TGA-registered’) in Australia, CE-marked in Europe and China Food and Drug Administration cleared (‘CFDA-cleared’) in China.

Figure 5.1: AVITA Opportunities within the United States Market

Source: AVITA Medical Management

[8]

The regenerative skin cell suspension includes keratinocytes, fibroblasts, and melanocytes, all of which play a critical role in wound healing. The ability of the RECELL System to retain melanocytes in the cell suspension is notable as these cells are fragile and are critical for the restoration of natural pigmentation to the area treated.

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Referring to Figure 5.1, Management has identified a $USD 2+ billion market opportunity in the United States, which includes utilisation of the RECELL System in both in-patient and out-patient burns, paediatric scalds, trauma and Vitiligo. Management has also identified there is further opportunity in the genetic errors space.

The Company is currently testing the effectiveness of, and seeking relevant approvals for, broadening the utilisation of the RECELL System technology to out-patient burns comprising smaller or partial thickness wounds, trauma and soft tissue injuries, paediatric scald indication and Vitiligo. Pursuant to that, the Company has secured investigational device exemptions (‘IDE’) to test the safety and effectiveness of the RECELL System for the following:

•	In September 2019, AVITA Medical secured an IDE to pursue FDA approval for soft tissue reconstruction. The study will assess the efficacy of the RECELL System in a minimum of 65 trauma patients;

•

On 30 December 2019, AVITA Medical received approval for IDE from the US FDA to conduct a feasibility study to study the response rates and optimal suspension parameters of the RECELL System for repigmentation of depigmented lesions associate with stable vitiligo. Vitiligo is a disease resulting in loss of colour in patches of skin that impacts the quality of life for those living with the condition. We understand that currently there is no cure for Vitiligo, nor a universally accepted method for limiting spread of the disease. The current treatment methods available focus on management of the disease although with high rates of recurrence. We are informed that the Company will collaborate with a leading medical centre to conduct a pilot study with 10 patients with Vitiligo lesions, who have been stable for at least one year;

•

The Company has IDEs for two paediatric scald studies and commenced enrolment in the paediatric partial-thickness study in March 2020. The study seeks to demonstrate that treatment with the RECELL System of partial-thickness burn injuries within 72-hours can safely and effectively increase the incidence of healing; and

•

In March 2020, the Company commenced enrolment in the soft tissue reconstruction which is aiming to enrol a minimum of 65 patients across the US to evaluate safety and effectiveness of treatment of acute, non-burn skin injuries.

AVITA Medical entered into a sponsored research agreement with the Gates Centre for Regenerative Medicine at the University of Colorado in November 2019. The research is focused on proof of concept and development of a spray-on treatment of genetically modified cells for patients with the genetic skin disease epidermolysis bullosa (‘EB’), with potential application in other types of genetic skin disorders. We understand that Management expect to commence first in-human studies during the second half of 2021.

5.1.2 Biomedical Advanced Research and Development Authority (‘BARDA’) Contract

The Biomedical Advanced Research and Development Authority (‘BARDA’) is a US federal agency assigned to ensure the US is well prepared for public health emergencies. One of the core aims of the agency is to develop medical countermeasures to mitigate the medical consequences from potential chemical, biological, radiation and nuclear threats.

On September 2015, AVITA Medical was awarded a contract with BARDA worth up to $USD 53.9 million for late-stage clinical development and procurement of the RECELL System under a US mass casualty preparedness program. Under the contract AVITA Medical received an initial round of funding of $USD 16.9 million intended to fund the Company’s FDA approval trial, procurement of 5,000 devices as well as fund an education program to train burns surgeons to use the RECELL System. The contract also allowed BARDA to exercise future options to support additional clinical trials, and provide surge capacity for another 20,000 RECELL devices.

In June 2016, BARDA amended the existing contract to advance supplemental funding of $USD 7.96 million to AVITA Medical for the future procurement of the RECELL System by BARDA under a vendor managed inventory system to bolster, at BARDA’s option, disaster preparedness in the amount of $USD 7.6 million.

In September 2017, the Company announced the execution of an expanded contract option with BARDA valued at approximately $USD 24.3 million. The contract terminates on 28 September 2022 and may be terminated earlier at the option of BARDA.

Based on discussions with Management and publicly available information, we understand that AVITA Medical has a strong ongoing relationship with BARDA. This relationship has been pivotal to the Company’s success in conducting research and development work as well as commercialisation of the RECELL System in the US national market. We understand that since the vendor managed system for the RECELL device is solely at BARDA’s option, Management is unable to predict when the Company will recognise revenue on this portion or if BARDA will procure the RECELL System.

We are informed that there are no assurances in the contract that BARDA will not terminate the contract. Given that BARDA is a government agency, changes in government agenda and annual budgets may result in changing priorities and funding mandates at BARDA. Any reduction or delay in funding from BARDA under the provisions of the contract may require AVITA Medical to utilise alternative funding.

5.1.3 Corporate Structure before the Redomiciliation Transaction

AVITA Medical is the ultimate holding company for all its subsidiaries which are outlined below in Figure 5.2. Having regard to Figure 5.2, we note that AVITA Medical Europe Limited is registered in the United Kingdom and AVITA Medical Americas LLC is registered in the United States, in Delaware. All other entities are registered in Australia.

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Figure 5.2: AVITA Medical Group Structure

Source: AVITA Medical Management

5.2 Equity Structure of AVITA Medical

AVITA Medical’s ordinary shares are traded on the ASX (as the primary exchange) under the ticker AVH. In addition to the ASX, AVITA Medical’s ordinary shares are traded on the Chi-X Australia (‘CHIA’), Pink Sheets LLC (‘PS’) and the Deutsche Boerse AG (‘DB’). AVITA Medical is also traded on the NASDAQ as ADSs (as the secondary exchange) under the ticker RCEL. Each ADS trading on the NASDAQ represents 20 ordinary shares of AVITA Medical (under the ticker AVH) traded on the ASX.

5.2.1 Ordinary Shares

As at 17 April 2020, AVITA Medical had 2,133,434,899 fully paid ordinary shares (including shares represented by ADSs) on issue. The top 10 holders are set out below in Table 5.1 and shows, in some instances, the elected nominee of the ordinary shareholder. Table 5.1 does not consider the impact of any changes in shareholding as a result of the Redomiciliation Transaction.

Table 5.1: Top 10 Holders in the Shareholder Register as at 17 April 2020

	Holders	Number of Shares (Number)	Percentage Holding (%)
1	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	824,703,457	38.66%
2	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED - A/C 2	297,316,261	13.94%
3	CITICORP NOMINEES PTY LIMITED	191,918,902	9.00%
4	J P MORGAN NOMINEES AUSTRALIA PTY LIMITED	138,947,693	6.51%
5	NATIONAL NOMINEES LIMITED	87,099,884	4.08%
6	MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED	29,818,972	1.40%
7	MR MICHAEL PERRY	19,907,859	0.93%
8	ATEQ INVESTMENTS PTY LTD	11,800,000	0.55%
9	CS FOURTH NOMINEES PTY LIMITED <HSBC CUST NOM AU LTD 11 A/C>	11,361,799	0.53%
10	BNP PARIBAS NOMINEES PTY LTD <AGENCY LENDING DRP A/C>	11,094,016	0.52%

	Top 10 Holders of Shares	1,623,968,843	76.12%

	Total Remaining Holders Balance	509,466,056	23.88%

Source: AVITA Medical Shareholder Register as at 17 April 2020

Having regard to the information set out in Table 5.1 above, we note:

•	The shareholder register includes the nominees elected to hold AVITA Medical ordinary shares on behalf of the underlying shareholders;

•	As at 17 April 2020, the substantial shareholders of AVITA Medical include following:

•	The Bank of New York Mellon Group (The Bank of New York Mellon Corporation and each group entity);

•	Redmile Group, LLC and Jeremy C. Green;

•	Blackcrane (Blackcrane Capital, LLC and other listed parties);

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•	Karst Peak Capital Limited and Adam Gregory Leitzes; and

•	Vanguard Group (The Vanguard Group, Inc. and its controlled entities).

•	We understand excluding the Bank of New York Mellon Corporation (given it acts as the ADS Depositary), no other shareholder holds greater than 10% of AVITA Medical’s shares.

•	HSBC Custody Nominees (Australia) Limited is the custodian for the Bank of New York Mellon which is the depositary bank for the ADS program on the NASDAQ; and

•	The top 10 holders collectively hold an interest of approximately 76% of all ordinary shares outstanding.

5.2.2 American Depositary Shares on NASDAQ

AVITA Medical listed on the NASDAQ on 1 October 2019, prior to this, from 14 May 2012 through 30 September 2019, AVITA Medical had its American depositary shares listed on the OTCQX International in the US under the ticker symbol ‘AVMXY’. One (1) ADS represents twenty (20) ordinary shares in AVITA Medical. We are informed that the Company’s ADSs fall under the Level 2 ADS program9.

5.2.3 Securities on Issue including Options, Warrants and RSUs

Options

As at 17 April 2020, AVITA Medical has 125,994,582 unlisted options on issue under the Company’s employee share option plan. The options were issued in multiple tranches, with exercise prices ranging from $0.056 to $0.790 per option. The options vest upon the satisfaction of performance conditions based on the following criteria:

•	Tenure with the Company;

•	Revenue target;

•	Initial BARDA procurement under the BARDA contract;

•	Initial public offering of the Company on the US Stock Exchange;

•	Establishing a SOX Section 404 compliant program;

•	US domiciliation of the Company; and

•	Two new analysts to follow the Company’s stocks.

Warrants

As at 17 April 2020, AVITA Medical has 862,415 issued warrants in the nature of unlisted options, to various advisers who assisted the Company with a private placement in late 2015. Each Warrant gives the holder the right to be issued one Share at an exercise price of $0.126 per warrant and are due to expire on 31 December 2020.

RSUs

As at 17 April 2020, there were 44,642,174 RSUs’ outstanding issued to the following executives under a long term incentive (‘LTI’) plan:

•	Dr Michael Perry, Chief Executive Officer;

•	David McIntyre, Chief Financial Officer;

•	Donna Shiroma, General Counsel; and

•	Timothy Rooney, Chief Administrative Officer.

The vesting conditions associated with the RSUs include conditions based on:

•	tenure with the Company;

•	share price performance; and

•	specific performance conditions associated with the employees respective role.

As set out in the Scheme Booklet, subject to the Redomiciliation Transaction completing, it is proposed any existing options, warrants and RSUs previously provided by AVITA Medical will continue subject to the contractual terms pursuant to which they were granted, however the associated entitlement will instead be one Avita US Share for every 100 Shares to which the holder would otherwise be entitled.

5.3 Listing on the NASDAQ as Foreign Private Issuer

5.3.1 Background to AVITA Medical’s ADSs Listing on the NASDAQ

Prior to the listing on the NASDAQ, the Company was listed on the over-the-counter market in the US under the ticker AVMX.Y. On 30 September 2019, AVITA Medical announced the Company’s listing on the NASDAQ under the ticker symbol RCEL to trade ADSs for shares in AVITA Medical. This was facilitated by the Company filing a registration statement with the SEC on 19 July 2019.

[9]

Level 2 ADS programs establish a trading presence on a national securities exchange but may not be used to raise capital. The non US company (in this case AVITA Medical) is required to register and file annual reports on the Form 20F with the SEC.

5 MAY 2020	19	INDEPENDENT EXPERT’S REPORT

According to Management, the Company’s listing on the NASDAQ was an important event with far-reaching consequences for the Company, including:

•	Introducing AVITA Medical to heightened US Securities Law compliance;

•	Allowing the Company’s shares to be publicly traded through ADSs in the US but not permitting the Company to raise capital in the US without the lodgement of a complete prospectus;

•	Subjecting the Company to attestation requirements for internal control under the Sarbanes-Oxley Act of 2001 (‘SOX’); and

•

Permitting US based institutional, retail and other investors to acquire shares in AVITA Medical thereby providing an opportunity for geographical redistribution of the Company’s shares away from Australia into the US (i.e. US based investors are able to acquire shares in AVITA Medical and convert them into ADSs, shifting the Company’s investor base from being primarily Australian).

5.3.2 Requirements to be a Foreign Private Issuer

We understand that up until 31 December 2019, AVITA maintained a FPI designation with the SEC and was consequently subject to significantly reduced levels of reporting and compliance in the US. According to the SEC, a company qualifies as an FPI if:

•	50% or less of its outstanding voting securities are held by US residents; or

•	If more than 50% of its outstanding voting securities are held by US residents, none of the following three circumstances apply:

•	Majority of its executive officers or directors are US citizens;

•	More than 50% of the issuers assets are located in the US; or

•	Issuer’s business is administered principally in the US.

5.3.3 AVITA Medical’s Loss of Foreign Private Issuer Status

AVITA Medical completed a capital raise of $120 million in November 2019. Management advise us that as at 31 December 2019, the Company’s shareholder base weighted such that more than 50% of shareholders were US based investors. We are informed that this shift occurred as a result of investors in the US buying shares in the Company on the ASX and converting them to ADSs including participation in earlier capital raises in 2018 and 2019.

As a result, Management understands that effective 31 December 2019, AVITA Medical has likely lost its FPI status as more than 50% of the Company’s securities are beneficially owned by US based investors and the Company’s principal place of business is the US.

We are informed the Company applied to ASIC for financial reporting relief. If the Company implements the Scheme on or before 30 June 2020, ASIC has indicated that it will grant relief from the requirement for the Company to prepare and lodge with ASIC an annual report for the financial year ending 30 June 2020 in accordance with AIFRS.

We are informed that there are conditions associated with ASIC financial reporting relief, which includes the following:

•	the Company and its Australian subsidiaries will enter into a new deed of cross guarantee with Avita US as the new parent entity on and from the implementation date of the Scheme; and

•

Avita US will prepare and file with the SEC for the financial year ending 30 June 2020 in respect of the Company an annual report on Form 10-K in accordance with US GAAP (which will be audited) by 31 August 2020.

We understand if the Redomiciliation Transaction occurs on or after 1 July 2020, the Company will need to prepare/lodge an annual report with ASIC for the financial year ending 30 June 2020 in accordance with AIFRS.

We understand the Company has applied to ASIC for fundraising relief and scheme booklet content relief. Additionally the Company has applied to the ASX for a number of waivers and confirmations. Refer to Section 12.9 of the Scheme Booklet for further information.

With its loss of FPI status, AVITA Medical is now a domestic issuer in the US for the purposes of US Securities Law and will be subject to the following requirements:

•	Preparing and filing US GAAP compliant financial statements and meeting other filing requirements under the SEC;

•	Securing a US based auditor to audit the Company’s financial statements in accordance with US GAAP; and

•	Undertaking a full SOX compliance program to prepare for management and auditor attestation over internal controls.

5 MAY 2020	20	INDEPENDENT EXPERT’S REPORT

We understand that as a consequence of the change in AVITA Medical’s FPI status in the US, the Company is subject to dual compliance and reporting requirements as it continues to be a domestic filer in Australia, while also now becoming a domestic filer in the US. As a dual compliance entity, AVITA Medical will be subject to significantly increased regulations and compliance risks as well as increased costs associated with meeting dual compliance and reporting requirements.

5.4 Share Performance of AVITA Medical

5.4.1 Share Price Performance

Figure 5.3 displays the daily volume weighted average price (‘VWAP’) and daily volume of AVITA Medical shares traded on the ASX and CHIA over the period 2 January 2019 to 18 April 2020.

Figure 5.3: Daily VWAP and Volume of AVITA Medical Shares Traded from 2 January 2019 to 18 April 2020

Source: Capital IQ as at 18 April 2020

Over the period graphed in Figure 5.3 above, AVITA Medical’s daily VWAP displays a period low of $0.0792 on 2 January 2019 and a period high of $0.8410 on 17 February 2020.

In addition to the share price and volume data of AVITA Medical shown above, we have also provided additional information in Table 5.2 below to assist readers to understand the possible reasons for the movement in AVITA Medical’s share price over the period analysed. The selected ASX announcement references in Table 5.2 below correspond to those displayed in Figure 5.3 above.

Table 5.2: Selected AVITA Medical ASX Announcements from 2 January 2019 to 18 April 2020

Date	Announcement
08/01/2019	AVITA Medical announced US. national market launch of the RCELL System

14/01/2019	AVITA Medical presents the Company’s forward looking statements at an extraordinary general meeting. The presentation outlines high viability of the RECELL System along with a schedule of presentations to feature positive clinical results of the RECELL System at 2019 burn meetings

18/01/2019	Avita Medical file Appendix 3B for a new issue announcement following a successful placement of $40 million in funding from institutional investors

31/01/2019	Avita Medical announced quarterly cash flow report and company update, highlighting pre-US launch sales of $1.1 million, successful preparation of national market launch, 26 abstracts highlighting the economic and clinical benefits of the RECELL System, and a successful $40.1 million placement to support pipeline projects and the US national market launch

28/02/2019	Avita Medical announced earnings results for the half year ended 31 December 2018

04/03/2019	Avita Medical announced collaboration with COSMOTEC to commercialise the RECELL System in Japan. The Company also announced temporary interruption of product sales in the US due to administrative issues. The Company further announced the interruption was not related to product quality or safety

11/03/2019	AVITA Medical announced that the Company was scheduled to make 10 presentations at the American Burn Association (‘ABA’) highlighting the clinical and economic benefits of the RECELL System. One of the Company’s presentations describing the treatment of paediatric patients using the RECELL System was selected as the “Best of the Best Abstract” out of more than 500 submissions

14/03/2019	Avita Medical presented at 39th Annual Cowen Health Care Conference in Boston, Massachusetts

18/03/2019	Avita Medical added to S&P/ASX Emerging Companies Index

05/04/2019	AVITA Medical announced health economic data projecting annual costs savings of approximately $USD 28 million at a major burns centre in Arizona compared to treatment with the standard of care

08/04/2019	Avita Medical presentation of clinical trials of the RECELL System on patients with third degree burns at the ABA, highlighting excellent clinical results with 98% of wounds healed after four weeks of treatment

15/05/2019	Avita Medical announced appointment of Tim Rooney as interim CFO

16/05/2019	Avita Medical announced the publication of its health economic model the peer-reviewed journal, Advances in
Therapy

5 MAY 2020	21	INDEPENDENT EXPERT’S REPORT

Date	Announcement
12/06/2019	Avita Medical announced new preliminary data on the use of the RECELL System for treatment of vitiligo and facial acne scars

01/07/2019	AVITA Medical announced favourable results from an open-label feasibility study of the use of the RECELL System for treatment of diabetic foot ulcers

30/08/2019	Avita Medical reported earnings results highlighting $7.7 million in revenue for the full year ended 30 June 2019.

17/09/2019	AVITA Medical receives US FDA IDE approval of pivotal study evaluating RECELL System for soft tissue reconstruction

19/09/2019	AVITA Medical announced publication of data exploring the use of the RECELL System along with dermabrasion for treatment of facial acne scars.

30/09/2019	AVITA Medical announced listing on the NASDAQ under the ticker RCEL. The Company also released its full year statutory accounts for the financial year ending 30 June 2019

13/11/2019	Avita Medical announced an institutional placement of $120 million to fund development of new indications as well as the Company’s growth strategy in the US

14/11/2019	Avita Medical added to S&P/ASX 200 Index

18/11/2019	Avita Medical announced the appointment of David McIntyre as the CFO

25/11/2019	AVITA Medical and the Gates Centre for Regenerative Medicine at the University of Colorado Anschutz Medical Campus entered into a collaboration to explore the further development of the spray-on treatment to treat epidermolysis bullosa (‘EB’) with potential applicability to other genetic skin disorders

30/12/2019	AVITA Medical receives US FDA IDE approval of clinical feasibility study to evaluate RECELL System for vitiligo

03/03/2020	First patient enrols in AVITA Medical’s pivotal study evaluating RECELL System for soft tissue reconstruction

05/03/2020	First patient enrols in AVITA Medical’s pivotal study evaluating RECELL System for paediatric scald injuries

02/04/2020	RECELL System accepted to 52nd annual American Burn Association meeting available online

06/04/2020	AVITA Medical announces preliminary top line quarterly results setting out a 21% increase in total revenue from the previous quarter. AVITA Medical additionally provides an update on the Company’s response to, and impact to date from, the COVID-19 outbreak.

Source: AVITA Medical ASX Announcements from 2 January 2019 to 18 April 2020

5.4.2 Share Liquidity (other than NASDAQ)

The rate at which equity instruments are traded is generally referred to as the ‘liquidity’ of the equity instruments. Changes in liquidity may impact the trading price of equity instruments, particularly depending on the number of equity instruments required to be bought and/or sold and the time period over which the equity instrument holder needs to buy and/or sell those equity instruments. Depending on the circumstances, a movement in market price may or may not represent a shift in value of either the equity instruments or a shift in value of the company to which the equity instruments relate as a whole.

In the 12 months prior to 18 April 2020 approximately 73.6% of AVITA Medical’s trading volume occurred through the ASX, 23.2% through the CHIA, and 3.1% through the PS, and 0.1% through the DB.

Table 5.3 summarises the monthly liquidity of AVITA Medical ordinary shares from 2 January 2019 to 18 April 2020. Liquidity has been summarised by considering the following:

•	Volume of AVITA Medical share trades per month;

•	Value of total trades in AVITA Medical shares per month;

•	Number of AVITA Medical shares traded per month as a percentage of total AVITA Medical shares outstanding at the end of the month; and

•	Volume weighted average price per month.

Table 5.3: Liquidity of AVITA Medical shares

Month	Volume (Number)	Turnover ($)	Shares Outstanding (Number)	Volume / Shares Outstanding (%)	Monthly VWAP ($)
April 2020 (to 18th)	236,160,310	117,209,113	2,132,604,360	11.07%	0.4963
March 2020	998,904,040	466,422,986	2,130,985,660	46.88%	0.4669
February 2020	373,870,630	275,159,801	2,117,487,900	17.66%	0.7360
January 2020	264,498,880	181,367,219	2,117,474,280	12.49%	0.6857
December 2019	335,962,380	190,212,670	2,117,468,800	15.87%	0.5662
November 2019	623,905,310	372,299,067	1,986,277,890	31.41%	0.5967
October 2019	213,466,280	129,165,261	1,872,884,840	11.40%	0.6051
September 2019	397,991,680	181,943,944	1,872,884,840	21.25%	0.4572
August 2019	127,805,690	54,609,025	1,872,840,520	6.82%	0.4273
July 2019	85,960,470	35,260,348	1,871,299,580	4.59%	0.4102
June 2019	124,380,930	46,542,087	1,869,654,840	6.65%	0.3742
May 2019	188,085,570	79,474,320	1,865,256,970	10.08%	0.4225

5 MAY 2020	22	INDEPENDENT EXPERT’S REPORT

Month	Volume (Number)	Turnover ($)	Shares Outstanding (Number)	Volume / Shares Outstanding (%)	Monthly VWAP ($)
April 2019	458,441,520	165,593,639	1,864,439,580	24.59%	0.3612
March 2019	298,201,280	64,961,585	1,864,439,580	15.99%	0.2178
February 2019	126,014,880	16,850,333	1,864,439,580	6.76%	0.1337
January 2019	149,235,550	16,821,146	1,748,541,260	8.53%	0.1127

Total (Full Period)	5,002,885,400	2,393,892,544	1,941,246,500	257.72%	0.4785
Total (LTM)	4,021,185,860	2,148,619,647	1,974,024,040	203.71%	0.5343

Source: Capital IQ as at 18 April 2020

Note Data is aggregated from ASX, CHIA, PS, and DB

Assuming a weighted average number of approximately 2.0 billion AVITA Medical shares on issue over the full period, approximately 257.72% of the total shares on issue were traded over the period 2 January 2019 to 18 April 2020. In our view, this indicates that AVITA Medical shares display a relatively high level of liquidity.

5.4.3 Share Liquidity on the NASDAQ and OTC market

We note that from October 2019, the Company’s ADSs are traded on the NASDAQ, where each ADS is equal to 20 ordinary shares in AVITA Medical. We understand that prior to October 2019, the Company’s ADSs were listed on the over the counter (‘OTC’) market. To make the liquidity of share trades on the ASX comparable to ADS trades on the NASDAQ and OTC (‘US Markets’), we have multiplied the volume of ADS trades by 20, to more accurately reflect the liquidity of the underlying shares.

Table 5.4 summarises the monthly liquidity of AVITA Medical shares underlying the ADSs listed on the US Markets from

2 January 2019 to 18 April 2020.

Liquidity has been summarised by considering the following:

•	Volume of AVITA Medical ADS trades per month on the US Markets;

•	Value of total trades in the underlying AVITA Medical ADSs on the US Markets per month;
•	Equivalent volume of AVITA Medical share trades per month on the US Markets. This is determined by multiplying the volume of ADS trades by 20;

•	Number of AVITA Medical shares underlying the ADSs traded on the US Markets per month as a percentage of total AVITA Medical ordinary shares outstanding at the end of the month; and

•	Volume weighted average price of the ADSs per month.

Table 5.4: Liquidity of AVITA Medical shares underlying the ADSs on the US Markets

Month	Volume	Turnover ($USD)	Equivalent Ordinary Share Volume[1]	Equivalent Ordinary Share / Ordinary Share Outstanding	Monthly VWAP[2] ($USD)
April 2020 (to 18th)	5,349,400	32,899,668	106,988,000	5.02%	6.1502
March 2020	17,200,770	101,856,563	344,015,400	16.14%	5.9216
February 2020	10,192,420	96,802,066	203,848,400	9.63%	9.4975
January 2020	9,809,980	91,860,133	196,199,600	9.27%	9.3639
December 2019	12,354,730	103,736,799	247,094,600	11.67%	8.3965
November 2019	7,676,820	63,123,023	153,536,400	7.73%	8.2225
October 2019	5,615,730	47,369,914	112,314,600	6.00%	8.4352
September 2019	4,194,020	31,497,604	83,880,400	4.48%	7.5101
August 2019	2,604,820	14,295,925	52,096,400	2.78%	5.4883
July 2019	1,911,010	11,265,851	38,220,200	2.04%	5.8952
June 2019	4,535,220	24,667,170	90,704,400	4.85%	5.4390
May 2019	6,290,890	36,664,235	125,817,800	6.75%	5.8281
April 2019	13,501,040	77,723,178	270,020,800	14.48%	5.7568
March 2019	8,301,700	26,759,205	166,034,000	8.91%	3.2233
February 2019	3,393,440	6,851,409	67,868,800	3.64%	2.0190
January 2019	3,078,940	5,130,919	61,578,800	3.52%	1.6665

Total (Full Period)	116,010,930	772,503,661	2,320,218,600	119.52%	6.6589
Total (LTM)	89,575,980	666,093,209	1,791,519,600	90.75%	7.4361

5 MAY 2020	23	INDEPENDENT EXPERT’S REPORT

Source: Capital IQ as at 18 April 2020

1	Represents volume of underlying shares traded, i.e., volume of ADS trades multiplied by 20
2	Monthly VWAP for ADSs are roughly 20 times the VWAP for shares listed on the ASX.

We note that trading volume prior to October 2019, represents trading volume of ADSs listed on the OTC market under the ticker AVMX.Y.

Assuming a weighted average number of approximately 2.0 billion AVITA Medical ordinary shares on issue over the period, approximately 119.52% of the total shares on issue were traded over the period 2 January 2019 to 18 April 2020. In our view, this indicates that AVITA Medical shares underlying the ADSs display a relatively high level of liquidity on the NASDAQ.

5.4.4 Comparison of ASX Share Liquidity to US Markets ADS Liquidity

Table 5.5 summarises the monthly liquidity of AVITA Medical ordinary shares and the ADSs listed on US Markets from 2 January 2019 to 18 April 2020.

Liquidity has been summarised by considering the following:

•	Volume of AVITA Medical share trades per month;

•	Volume of AVITA Medical ADS trades per month on the US Markets;

•	Equivalent Volume of AVITA Medical share trades per month on the US Markets. This is determined by multiplying the volume of ADS trades by 20;

•	Volume weighted average price of ordinary shares per month;

•	Volume weighted average price of the ADSs per month (based on the average daily closing exchange); and

•	Volume weighted average equivalent price of the ADSs per month. This is determined by dividing the volume weighted average price of the ADSs by 20.

Table 5.5: Liquidity of AVITA Medical shares underlying the ADSs on the US Markets

Month	Ordinary Share Volume (Number)	ADS Volume (Number)	ADS Volume – Ordinary Equivalent (Number)	Ordinary Share Monthly VWAP ($)	ADS Monthly VWAP ($)	ADS Monthly VWAP – Ordinary Equivalent ($)
April 2020 (to 18th)	236,160,310	5,349,400	106,988,000	0.4963	9.8878	0.4944
March 2020	998,904,040	17,200,770	344,015,400	0.4669	9.4399	0.4720
February 2020	373,870,630	10,192,420	203,848,400	0.7360	14.2688	0.7134
January 2020	264,498,880	9,809,980	196,199,600	0.6857	13.6814	0.6841
December 2019	335,962,380	12,354,730	247,094,600	0.5662	12.2168	0.6108
November 2019	623,905,310	7,676,820	153,536,400	0.5967	12.0571	0.6029
October 2019	213,466,280	5,615,730	112,314,600	0.6051	12.3724	0.6186
September 2019	397,991,680	4,194,020	83,880,400	0.4572	11.0449	0.5522
August 2019	127,805,690	2,604,820	52,096,400	0.4273	8.0989	0.4049
July 2019	85,960,470	1,911,010	38,220,200	0.4102	8.4731	0.4237
June 2019	124,380,930	4,535,220	90,704,400	0.3742	7.8144	0.3907
May 2019	188,085,570	6,290,890	125,817,800	0.4225	8.3770	0.4189
April 2019	458,441,520	13,501,040	270,020,800	0.3612	8.0803	0.4040
March 2019	298,201,280	8,301,700	166,034,000	0.2178	4.5456	0.2273
February 2019	126,014,880	3,393,440	67,868,800	0.1337	2.8267	0.1413
January 2019	149,235,550	3,078,940	61,578,800	0.1127	2.3220	0.1161

Total (Full Period)	5,002,885,400	116,010,930	2,320,218,600	0.4785	9.8543	0.4927
Total (LTM)	4,021,185,860	89,575,980	1,791,519,600	0.5343	11.0951	0.5548

Source: Capital IQ as at 18 April 2020

As indicated in the table above, on $ basis, AVITA Medical ordinary shares and ADSs have exhibited similar performance over the period. Furthermore, the ordinary share trades constitute approximately 68.3% of the total trades and the ADS trades accounts for the remaining 31.7%, over the full period considered.

5 MAY 2020	24	INDEPENDENT EXPERT’S REPORT

5.5	Historical Financial Information of AVITA Medical

This section sets out the historical financial information of AVITA Medical. As this Report contains only summarised historical financial information, we recommend that any user of this Report read and understand the additional notes and financial information contained in AVITA Medical’s annual reports, including the full statements of profit or loss and other comprehensive income, statements of financial position and statements of cash flows.

AVITA Medical’s financial statements have been audited by Grant Thornton Audit Pty Ltd. BDOCF has not performed any audit or review of any type on the historical financial information of AVITA Medical and we make no statement as to the accuracy of the information provided. However, we have no reason to believe that any of the information provided is false or misleading. The consolidated financial statements are general purpose consolidated financial statements that have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001.

AVITA Medical Limited and its wholly owned Australian resident subsidiaries formed a tax consolidated group with effect from 1 July 2003. AVITA Medical Limited is the parent entity of the tax consolidated group. Members of the group have not entered into a tax sharing arrangement or a tax funding arrangement.

5.5.1 Statements of Profit or Loss and Other Comprehensive Income

Table 5.5 summarises the consolidated statement of profit or loss and other comprehensive income of AVITA Medical for the 12 month periods ended 30 June 2018 (‘FY18’) and 30 June 2019 (‘FY19’) and the 6 month period ended

31 December 2019 (‘HY20’) (‘the Analysis Period’).

Table 5.5: Summarised AVITA Medical Statements of Profit or Loss and Other Comprehensive Income

	30-Jun-18	30-Jun-19	31-Dec-19
	($‘000)	($‘000)	($‘000)
	FY18	FY19	HY20
Sale Of Goods	1,199	7,705	9,684
Cost Of Sales	(512)	(1,698)	(2,326)

Gross Profit	687	6,008	7,358
Gross Profit Margin	57%	78%	76%
BARDA Income	10,104	8,259	3,549
Other Income	69	457	297

Total Other Income	10,173	8,716	3,846
Sales And Marketing Expenses	(8,936)	(17,577)	(10,338)
Product Development Expenses	(12,606)	(14,362)	(7,040)
Corporate And Administrative Expenses	(5,361)	(15,398)	(9,298)
Share Based Payment Expenses	(1,835)	(2,689)	(5,326)
Finance Costs	(27)	(38)	(182)
Total Operating Costs	(28,765)	(50,064)	(32,185)
Net Loss Before Tax	(17,905)	(35,340)	(20,981)
Income Tax Benefit (Expense)	1,386	180	—

Net Loss After Tax	(16,519)	(35,160)	(20,981)
Other Comprehensive Benefit (Loss)	563	1,783	(2,775)

Total Other Comprehensive Income (Loss)	(15,956)	(33,377)	(23,756)

Source: AVITA Medical Limited’s consolidated financial statements

With reference to Table 5.5 above, we note the following:

•

Revenue growth across the Analysis Period was driven by September 2018 FDA approval and commencement of the US national market launch of the RECELL System in January 2019. More than 95% of the revenue generated in HY20 comprised of revenue from sale of the RECELL devices in the US;

•

Other revenue primarily comprises funding received by AVITA Medical under the BARDA contract. Management attribute the decrease in funding earned from BARDA across the period to a wind down of the Company’s activities associated with seeking FDA approval for the RECELL System as well as the compassionate use and continued access programs. Additionally, there was a delay in the BARDA PEDS project which management communicated has caused further decreases in the BARDA income;

•

Increase in total operating costs across the period are primarily driven by an increase in the share based payment (‘SBP’) expenses, corporate and administrative (‘C&A’) expenses and sales and marketing expenses. We note:

•	Management attribute the increase to the SBP expenses primarily to new shares granted to the C-Suite employees;

•	The increase in C&A is a result of investments in commercial, manufacturing, and system capabilities for the US. market launch of the RECELL System and related initiatives; and

5 MAY 2020	25	INDEPENDENT EXPERT’S REPORT

•

Management attribute the increase in sales and marketing expenses to the increase to recruitment, hiring and training of a sales force and expenses associated with the sales and marketing of the RECELL System’s US market launch in January 2019;

•	Other comprehensive loss fluctuates across the period due to the impact of foreign currency translation;

•	Income tax benefits relate to the research and development (‘R&D’) claim made by AVITA Medical; and

•

AVITA Medical’s net comprehensive loss increased across the comparison period. This increase was primarily driven by the increase in total operating costs. The increase in loss was partially offset by the increase in revenue post the launch. Further, Management expect operating costs to increase in future periods due to the Company’s expansion of research and development activities. Management also expect this increase to be partially offset by an expected increase in revenue from product sales as well as continued funding from BARDA.

5.5.2 Statements of Financial Position

Table 5.6 summarises AVITA Medical’s statements of financial position as at 30 June 2018, 30 June 2019 and 31 December 2019.

Table 5.6: Summarised AVITA Medical Consolidated Statements of Financial Position

	30-Jun-18	30-Jun-19	31-Dec-19
	($‘000)	($‘000)	($‘000)
	FY18	FY19	HY20
Current Assets
Cash And Cash Equivalents	14,826	28,983	124,658
Trade And Other Receivables	5,437	2,980	2,972
Prepayments And Other Assets	856	1,558	1,344
Inventories	1,156	1,058	1,269
Total Current Assets	22,274	34,579	130,244
Non-Current Assets
Plant And Equipment	743	1,839	1,880
Plant And Equipment - Right Of Use Assets	—	—	3,450
Patents In Progress	—	321	507

Total Non-Current Assets	743	2,159	5,837

Total Assets	23,017	36,738	136,081
Current Liabilities
Trade And Other Payables	3,488	5,634	3,716
Provisions	396	650	4,042
Lease Liabilities	—	—	719

Total Current Liabilities	3,883	6,284	8,477
Non-Current Liabilities
Contract Liability	—	611	612
Finance Lease	—	54	5
Lease Liabilities	134	—	3,118

Total Non-Current Liabilities	134	665	3,734

Total Liabilities	4,017	6,949	12,211

Net Assets	19,000	29,789	123,870
Contributed Equity	162,801	204,279	317,116
Accumulated Losses	(148,593)	(183,753)	(205,061)
Reserves	4,791	9,263	11,815

Total Equity	19,000	29,789	123,870

Source: AVITA Medical Limited’s consolidated financial statements

With reference to Table 5.6 above, we note the following:

•

Cash and cash equivalents increased significantly in HY20. This increase is primarily attributable to the Company’s successful capital raising of $120 million in November 2019. We understand that the Company has historically relied on raising capital by issuing securities in the Company to fund its working capital requirements;

•

The Company has leases for its corporate office and manufacturing facility. The lease liabilities are secured by the related underlying assets. The increase in lease liabilities and right of use assets can be attributed to a change in accounting standards in relation to the recognition of operating leases. The Company had $1.6 million of operating lease liability in FY19, which was previously disclosed in the commitments;

•

We understand the company has significant tax assets which are not recorded in the statement of financial position. The Company has not recognised any of the deferred tax assets, in line with the applicable accounting standards, as realisation of these are not considered probable. We are instructed these carry forward tax assets will be available for use after the Redomiciliation Transaction;

5 MAY 2020	26	INDEPENDENT EXPERT’S REPORT

•

Provisions relate to employee leave benefits including provisions for wages and salaries, annual leave, and accumulated sick leave. Management indicate that provisions increased in HY20 due to growth in the number of employees in the Company;

•

The Company started to record contract liabilities in FY19 which are attributed to a change in the accounting standards for the Company’s revenue streams. The Company recognises contract liabilities for consideration received in respect of unsatisfied performance obligations and reports these amounts as contract liabilities in the statement of financial position; and

•	The Company’s net assets increased by about 300% in HY20. This increase is primarily attributable to the increase in cash as a result of the $120 million capital raise in November 2019.

5.5.3 Statements of Cash Flows

Table 5.7 summarises AVITA Medical’s statement of cash flows for the 6 month periods ended 31 December 2018 and

31 December 2019 and the 12 month periods ended 30 June 2018 and 30 June 2019.

Table 5.7: Summarised AVITA Medical Consolidated Statements of Cash Flows

	30-Jun-18	30-Jun-19	31-Dec-19
	($‘000)	($‘000)	($‘000)
	FY18	FY19	HY20
Cash Flows From Operating Activities
Receipts From Customers	1,129	5,827	8,999
BARDA And Other Income Received	8,207	10,057	3,927
Payments To Suppliers And Employees	(25,681)	(46,420)	(26,595)
Interest	(27)	—	297
Contract Liability	—	611	—
R&D Tax Refunds	—	2,441	—

Net Cash Flows From Operating Activities	(16,372)	(27,486)	(13,373)
Cash Flows From Investing Activities
Payments For Plant And Equipment	(499)	(1,474)	(267)
Payments For Intellectual Property	—	(321)	(223)
Net Cash Flows From Investing Activities	(499)	(1,795)	(489)
Cash Flows From Financing Activities
Proceeds From Issuance Of Shares	29,761	45,037	120,000
Proceeds From Exercise Of Share Options	—	453	363
Capital Raising Expenses	(1,826)	(4,193)	(8,061)

Net Cash Flows From Financing Activities	27,935	41,297	112,302

Net Increase In Cash And Cash Equivalents	11,064	12,017	98,440
Cash And Cash Equivalents At The Beginning Of Period	3,790	14,826	28,983
Impact Of Foreign Exchange	(29)	2,141	(2,765)

Cash And Cash Equivalents At The End Of Period	14,826	28,983	124,658

Source: AVITA Medical Limited’s consolidated financial statements

With reference to Table 5.7 above, we note the following:

•

AVITA Medical’s cash and cash equivalents at the end of the period increased significantly in the 6 month period ended 31 December 2019, primarily attributable to the $120 million capital raise in November 2019; and

•

The Company had overall negative cash flows from operating activities across the comparative periods displayed. We understand that the Company has historically funded its research and development activities, as well as investment in sales and marketing activities through capital raises by issuing securities.

5 MAY 2020	27	INDEPENDENT EXPERT’S REPORT

6.0	Industry Overview

AVITA Medical operates in the medical device industry (and specifically, health care equipment and supplies) which is a subset of the broader healthcare sector. AVITA Medical currently maintains operations in both Australia and the US. The information presented in this section has been compiled from a range of publicly available sources, together with information taken from various databases to which we subscribe. BDOCF has not independently verified any of the information and we recommend that users of this Report refer to the original source of any information listed in this section. This section should be referred to as a broad guide only.

6.1	Overview of the Global Medical Device Industry10

6.1.1 Industry Structure

The health care sector, as defined under the Global Industry Classification Standards (‘GICS’) can be divided into the categories set out in Table 6.1 below.

Table 6.1: GICS Classifications of the Health Care Sector

Industry Group	Industry	Sub-Industry
Health Care and Equipment Services	• Health Care Equipment and Supplies	• Health Care Equipment
	• Health Care Providers and Services	• Health Care Supplies
	• Health Care Technology	• Health Care Distributors
• Health Care Services
• Health Care Facilities
• Health Care Technology
Pharmaceuticals and Biotechnology and	• Biotechnology	• Biotechnology
Life Sciences	• Pharmaceuticals	• Pharmaceuticals
	• Life Sciences Tools and Services	• Life Sciences Tools and Services

Source: ASX

During 2019, the global medical devices market is estimated to have a market size of approximately $USD 424 billion, with a historic five year compound annual growth rate (‘CAGR’) of approximately 5.3%. It is estimated that there are over 11,000 companies globally operating within the biotechnology industry, employing approximately 900,000 skilled workers around the world11. Expected growth of the overall healthcare industry is positive with demand side factors such as a worldwide aging population and life expectancies, increasing middle classes and advancement of developing nations, life quality expectations, proliferation of diseases, and increased susceptibility of contagions as a result of increasing globalisation.

The medical device industry, and health care overall, are heavily regulated industries with high barriers to entry. Barriers to entry include high upfront investment costs, obtaining appropriate regulatory approvals, and remunerating a highly educated professional workforce. Medical devices, and associated products, are often highly specialised, and require years of research and development and capital investment to reach major markets. Competition within the industry is high due to the rapid development in technologies.

Australia exports a majority of medical devices manufactured domestically, while also importing 70% of devices used domestically. Exports to the US represent approximately a third of all manufactured devices in Australia.

The medical devices market can be segmented by type of equipment. The largest of these equipment segments include:

• In-vitro diagnostics;	• Cardiovascular devices;	• Nephrology and urology devices;
• Dental equipment and supplies;	• Hospital supplies;	• Ear, nose and throat (‘ENT’)
• Ophthalmic devices;	• Surgical equipment;	devices;
• Anaesthesia and respiratory devices;
• Diagnostic imaging equipment;	• Orthopaedic devices;	and
• Patient monitoring devices;	• Diabetes care devices;	• Neurology devices, and wound care
devices.

The RECELL System produced by AVITA Medical falls under the surgical equipment category.

As at 2018, cardiovascular devices make up the largest medical device segment by equipment type, accounting for $USD 64.5 billion or 15.2% of the total market. In-vitro diagnostics, and diagnostic imaging equipment respectively represent the second and third largest segments.

Segmenting by geographic market, North America maintained the largest global medical devices market, at approximately $USD 180.6 billion, or 42.6% of the total global market in 2018.

10 Research and Markets Global Medical Devices Market Report 2019-2022

11 IBIS World Global Biotechnology Industry February 2020

5 MAY 2020	28	INDEPENDENT EXPERT’S REPORT

6.1.2 Development Lifecycle

Figure 6.1 below sets out the development life cycle of new medical technologies.

Figure 6.1: Medical Device Development Life Cycle

Source: Healthonomics

The majority of medical device companies are early stage research and development companies that have yet to achieve consistent sales or mass production. It is estimated that in excess of 80% of all medical device companies in the US maintain less than 50 employees, generating little to no revenue. Although many large medical device companies offset research and development expenditure from sales of previously commercialised propriety products, and/or supplemented through wholesaling activities, often smaller earlier stage medical device companies do not have this advantage. It is common for many early stage medical device companies to not generate any form of substantial revenues, and rely heavily on equity funding to both maintain operations and to investment research and development.

Key valuation factors of early stage medical device companies pertain to the degree of success a company is currently, and has historically, exhibited in achieving key development milestones, potential demand of the product being developed in terms of potential market size, as well as forecasted research and development costs, cash levels, and ongoing cash burn rates.

The probability of a new technology becoming commercially successful increases as development progresses through each stage, successfully achieving development milestones at each stage. The greatest amount of uncertainty and risk pertains to the regulation and clinical testing stage.

Early stage medical device companies which are in the process of developing, or beginning to commercialise, new technologies are often characterised as having high share price volatility relative to companies operating in more mature sectors (i.e. consumer staples). Movements in share prices of early stage medical device companies may be more heavily dependent on company announcements, in particular around meeting new product development milestones. Early stage medical device companies often trade based on expected longer term cash flows derived from new technologies yet to begin mass production. These cash flows are adjusted based on investors’ perceived probability of the company to achieve all product development milestones, cumulating in future mass productions. As early stage medical device companies often are yet to achieve profitability, share prices are particularly sensitive to subjective investor perceptions of future probabilistic earnings.

6.1.3 Listed Medical Device Markets

Although Australia maintains a strong, and well established medical device market, the US market is the largest market globally. Table 6.2 sets out a number of key characteristics of listed medical device companies within Australia and the US.

For the purposes of the table below, we have considered all companies operating within the health care equipment, health care technology, and biotechnology sectors within the medical device industry generally. For Australia, we have considered companies listed on the ASX only, while for the US we have considered companies listed on the New York Stock Exchange (‘NYSE’), as well as NASDAQ Global Market, Capital Market, and Global Select exchanges.

Table 6.2: Australia and US Listed Medical Device Markets

	Australia	US
Number of Listed Medical Device-Related Companies (Number)	91	552
Total Revenue of Listed Medical Device-Related Companies ($USD Million)	13,307	350,798
Total Market Capitalisation of Listed Medical Device-Related Companies ($USD Million)	125,985	1,844,927
Market Capitalisation of Medical Device-Related Companies as a Percentage of Total Market Capitalisation (%)	7%	6%
Total Research and Development Investment during FY19 ($USD Million)	3,743	221,537
Total Research and Development Investment as a Percentage of Revenue (%)	26%	63%
Equity Raised by Listed Medical Device-Related Companies during FY19 ($USD Million)	382	39,351

Source: Capital IQ as at 26 March 2020

Having regard to the above table we note the size of the market, in terms of both number of companies, total market value, equity raised, and total investment in research and development is significantly larger in the US.

The US additionally maintains the largest individual medical device companies globally, with 12 out of the top 20 largest global medical device companies by FY19 revenue domiciled within the US. Table 6.3 sets compares the top five largest medical device companies domiciled in Australia and the US.

5 MAY 2020	29	INDEPENDENT EXPERT’S REPORT

Table 6.3: Australia and US Listed Medical Device Markets

Company Name	FY19 Revenue	Market Capitalisation	Market Cap/Total
	($USD Million)	($USD Million)	Industry Market Cap[1]
Australia
CSL Limited	8,539	76,949	61.1%
ResMed Inc.	2,607	19,626	15.6%
Fisher & Paykel Healthcare Corporation Limited	729	9,412	7.5%
Cochlear Limited	1,000	6,421	5.1%
Pro Medicus Limited	35	1,051	0.8%

Total	12,910	113,459	90.1%

US
Abbott Laboratories	31,904	124,763	6.8%
Medtronic plc	30,557	116,353	6.3%
Amgen Inc.	23,362	113,915	6.2%
AbbVie Inc.	33,266	100,281	5.4%
Danaher Corporation	17,911	90,037	4.9%

Total	137,000	545,350	29.6%

Source:	Capital IQ as at 26 March 2020

[1]	Industry includes health care equipment, health care technology, and biotechnology sectors within the medical device industry generally.

6.1.4 Government Research and Development Incentives12

Many governments around the world offer R&D incentives to encourage domestic investment into new technologies, including both Australia and the US. At the country, or federal government level, these incentives are primarily tax-based, although at the local level specific grants or other government funding may be on offer.

Australia offers a R&D Tax Incentive Scheme providing a 43.5% refundable tax offset to eligible R&D entities with aggregated turnover of less than $20 million per year. This rate decreased to a non-refundable 38.5% tax offset for all other eligible R&D entities. Foreign-owned entities may additionally qualify. The scheme is capped at R&D expenditures at $100 million, however amounts in excess of $100 million can be claimed as a tax offset against the 30% Australian corporate tax rate. Eligible companies are those that are incorporated in Australia or are foreign companies domiciled in a country with a double taxation treaty with Australia and carry on business through a permanent establishment in Australia. Eligible expenditures are defined as expenditures incurred by an eligible company during an income year, including contracted expenditure, salary, and other expenditure directly related to R&D.

Similarly, the US offers a non-refundable tax credit for certain qualified research expenses (direct research expenses) incurred within the US exceeding set base amounts. The tax credit may be used to reduce a company’s federal tax liability. A deduction is allowed for 100% of R&D expenses (both direct and indirect, excluding expenses associated with depreciable property). Most states in the US additionally permit a deduction for R&D expenses that are identical to the federal deduction. Approximately two thirds of the states also offer a research credit for state tax purposes. The state deduction typically only pertains to the qualified research expenses.

12 Worldwide R&D Incentives Reference

5 MAY 2020	30	INDEPENDENT EXPERT’S REPORT

31

APPENDIX B: IMPLEMENTATION AGREEMENT

Attached.

SCHEME IMPLEMENTATION AGREEMENT

AVITA Medical Limited

AVITA Therapeutics, Inc.

KPMG Law

KPMG

International Towers Sydney 3

300 Barangaroo Avenue

Sydney NSW 2000

ABN 78 399 289 481 | DX1056 Sydney

Liability limited by a scheme approved under Professional Standards Legislation

CONTENTS

1.	DEFINITIONS AND INTERPRETATION	3

2.	SCHEME	8

3.	OPTIONS, RSUS AND WARRANTS IN AVITA AUSTRALIA	10

4.	CONDITIONS	11

5.	GENERAL OBLIGATIONS OF PARTIES	13

6.	AVITA AUSTRALIA OBLIGATIONS	13

7.	AVITA US OBLIGATIONS	15

8.	ANNOUNCEMENT	17

9.	TERMINATION	17

10.	REPRESENTATIONS AND WARRANTIES	18

11.	RELEASE	19

12.	COSTS AND STAMP DUTY	19

13.	GST	19

14.	NOTICES	20

15.	AMENDMENT AND ASSIGNMENT	21

16.	GENERAL	21

2

DATED	20 April 2020

PARTIES

AVITA Medical Limited ACN 058 466 523 of Level 7, 330 Collins Street, Melbourne, 3000, Victoria, Australia (Avita Australia)

AVITA Therapeutics, Inc., a company incorporated in the State of Delaware in the United States of America, with a principal business address of 28159 Avenue Stanford, Suite 220, Valencia, California 91355 (Avita US)

RECITALS

A.	Avita Australia is an Australian public company listed on the ASX (as its primary listing) and on NASDAQ (as its secondary listing).

B.	The Avita Australia securities quoted for trading on the ASX are Avita Australia Shares, and the Avita Australia securities quoted for trading on NASDAQ are Avita Australia ADSs.

C.	Avita US is a company incorporated in Delaware in the United States, which has been established for the purpose of effecting a redomiciliation of the Avita Group to the United States.

D.

The Avita Group wishes to effect a redomiciliation from Australia to the United States by Avita US acquiring all of the Avita Australia Shares by way of a scheme of arrangement between Avita Australia and the Avita Australia Shareholders under Part 5.1 of the Corporations Act.

E.	Avita Australia and Avita US propose to implement the Scheme on the terms and conditions of this agreement.

OPERATIVE PROVISIONS

1.	DEFINITIONS AND INTERPRETATION

1.1.	Definitions

The following definitions apply in this agreement, unless the context requires otherwise:

ADS means an American Depositary Share.

ADS Depositary means The Bank of New York Mellon.

ADS Holder means a holder of Avita Australia ADSs.

Announcement means an announcement, press release or other public statement (other than a draft explanatory statement, an explanatory statement or a supplementary explanatory statement as required under Part 5.1 of the Corporations Act).

ASIC means the Australian Securities and Investments Commission.

ASIC Policy means the regulatory policies (including regulatory guides) issued by ASIC as at the date of this agreement setting out its policy in relation to (among other things) the interpretation and enforcement of relevant sections of the Corporations Act.

ASX means ASX Limited (ABN 98 008 624 691) or the securities market which it operates, as the context requires.

3

ASX Settlement means ASX Settlement Pty Limited (ABN 49 008 504 532) as the holder of a licence to operate a clearing and settlement facility.

ASX Settlement Operating Rules means the operating rules of the clearing and settlement facility operated by ASX Settlement for the time being and from time to time, as modified by any express written exemption or waiver given by ASX or ASX Settlement.

ATO means the Australian Taxation Office.

ATO Class Ruling means the class ruling which Avita Australia will seek from the ATO to the effect that Australian resident Scheme Participants who hold their Avita Australia Shares (or Australian resident ADS Holders who hold their Avita Australia ADSs) on capital account and who make a capital gain from the exchange of their Avita Australia Shares (or Avita Australia ADSs) for Avita US Shares or Avita US CDIs under the Scheme will be eligible for scrip-for-scrip roll-over relief under the relevant Australian tax laws.

Authorisation means:

(a)

an approval, authorisation, consent, declaration, exemption, licence, notarisation, permit or waiver (however it is described), including any amendment or renewal and any condition attaching to it by or from a Government Authority; and

(b)	in relation to anything that could be prohibited or restricted by law if a Government Authority acts in any way within a specified period, the expiry of that period without that action being taken.

Authorised Nominee means CHESS Depositary Nominees Pty Limited (ACN 071 346 506, Australian Financial Services Licence number 254514), an approved general participant of ASX Settlement and a wholly-owned subsidiary of ASX.

Avita Australia means AVITA Medical Limited ACN 058 466 523.

Avita Australia ADS means an ADS representing 20 Avita Australia Shares, which trade on NASDAQ under the ticker code “RCEL”.

Avita Australia Share means an issued fully paid ordinary share in the capital of Avita Australia.

Avita Australia Shareholder means a person entered in the Register as the holder of one or more Avita Australia Shares.

Avita Australia Shareholder Approval means the Scheme Resolution being passed by the majorities of Avita Australia Shareholders required under section 411(4)(a)(ii) of the Corporations Act.

Avita Group means Avita Australia and its Subsidiaries and, after implementation of the Scheme, Avita US and its Subsidiaries.

Avita US means AVITA Therapeutics, Inc.

Avita US CDI means a CDI representing a beneficial interest in 1/5 of an Avita US Share.

Avita US Share means a fully paid share of voting common stock in the capital of Avita US.

Business Day means a day that is not a Saturday, Sunday or a public holiday or bank holiday in Melbourne, Australia.

CDI means a CHESS Depositary Interest, being a unit of beneficial ownership in a share that is registered in the name of the Authorised Nominee in accordance with the ASX Settlement Operating Rules for the purpose of enabling that share to be recorded and transferred in accordance with those operating rules.

Condition means a condition precedent set out in clause 4.1.

4

Corporations Act means the Australian Corporations Act 2001 (Cth).

Court means the Federal Court of Australia or any other court of competent jurisdiction under the Corporations Act agreed in writing by Avita Australia and Avita US.

Deed Poll means the deed poll to be executed by Avita US substantially in the form of Schedule 3, pursuant to which Avita US covenants in favour of Scheme Participants to perform certain of its obligations under this agreement and certain steps attributed to it under the Scheme, with such amendments as are approved in accordance with its terms.

Effective means, in relation to the Scheme, the coming into effect, under section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to the Scheme, but in any event at no time before an office copy of the order of the Court is lodged with ASIC.

Effective Date means the date on which the Scheme becomes Effective.

FATA means the Foreign Acquisitions and Takeovers Act 1975 (Cth).

FIRB means the Australian Foreign Investment Review Board.

First Court Hearing Date means the first day of the hearing of the Court of an application for an order under section 411(1) of the Corporations Act convening the Scheme Meeting.

Fractional Avita US Share has the meaning given in clause 2.7.

Government Authority means:

(a)	a government, whether foreign, federal, state, territorial or local;

(b)	a department, office or minister of a government (whether foreign, federal, state, territorial or local) acting in that capacity; or

(c)

a commission, delegate, instrumentality, agency, board, or other government, semi-government, judicial, administrative, monetary or fiscal authority, whether statutory or not and whether foreign, federal, state, territorial or local, and includes ASX, ASIC, NASDAQ, FIRB, the Takeovers Panel and any regulatory organisation established under statute.

GST has the same meaning as “GST” in A New Tax System (Goods and Services Tax) Act 1999 (Cth).

Implementation means the implementation of the Scheme in accordance with its terms on the Scheme becoming Effective.

Implementation Date means the Business Day which is a minimum of one Business Day, but a maximum of five Business Days, after the Record Date, as Avita Australia and Avita US may agree in writing.

Independent Expert means BDO Corporate Finance Limited (ACN 010 185 725, Australian Financial Services Licence number 245513), being the independent expert in respect of the Scheme appointed by Avita Australia to consider whether the Scheme is in the best interests of Avita Australia Shareholders.

Independent Expert’s Report means a report prepared by the Independent Expert in accordance with ASIC Regulatory Guide 111 for inclusion in the Scheme Booklet.

Ineligible Shareholder means a Scheme Participant whose address, as shown in the Register (as at the Record Date), is in a place outside Australia, the United States, Hong Kong, New Zealand, the United Kingdom, France, Norway, Switzerland, the United Arab Emirates and Singapore (unless Avita Australia is satisfied, acting reasonably, that the laws of that place permit the offer and issue of Avita US Shares or Avita US CDIs to that Scheme Participant and, in Avita US’s sole discretion, it is not unduly onerous or impractical for Avita US to issue Avita US Shares or Avita US CDIs to that Scheme Participant).

5

Listing Rules means the listing rules of ASX for the time being and from time to time.

NASDAQ means the NASDAQ Stock Market LLC.

Notice has the meaning given to it in clause 14.1.

Option means an option to subscribe for a share in a company, at a certain exercise price, within a certain exercise period (other than a Warrant).

Record Date means 7.00pm (Sydney time) on the day which is two Business Days after the Effective Date, or any other date (after the Effective Date) agreed by the parties to be the record date to determine entitlements to receive the Scheme Consideration under the Scheme.

Register means the register of members of Avita Australia.

Review Draft means the draft of the Scheme Booklet, which is provided to ASIC for approval under section 411(2) of the Corporations Act.

RSU means a restricted security unit of a company, being an unfunded and unsecured contractual entitlement to be issued or transferred a share in the company on a future date (after vesting of the entitlement).

Sale Agent means a person nominated by Avita US to sell the Scheme Consideration referrable to Selling Shareholders in accordance with clause 2.8.

Sale Securities has the meaning given in clause 2.8(a).

Scheme means the scheme of arrangement between Avita Australia and the Scheme Participants under which all of the Scheme Shares will be transferred to Avita US by Scheme Participants under Part 5.1 of the Corporations Act as described in the Scheme, in consideration for the provision of the Scheme Consideration to the Scheme Participants, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act to the extent they are approved in writing by Avita Australia and Avita US in accordance with the Scheme.

Scheme Booklet means the information booklet in respect of the Scheme to be approved by the Court and despatched to Avita Australia Shareholders to assist them in deciding how to vote on the Scheme, and includes the Scheme, a copy of the Deed Poll executed by Avita US, an explanatory statement (as that term is defined in section 412 of the Corporations Act), the Independent Expert’s Report and a notice of meeting and proxy form.

Scheme Consideration means the consideration payable by Avita US for the transfer of the Scheme Shares under the terms of the Scheme, being one Avita US Share (or five Avita US CDIs) for every 100 Avita Australia Shares held by a Scheme Participant on the Record Date, which will be satisfied in the manner set out in clause 2.4.

Scheme Meeting means the meeting of Avita Australia Shareholders ordered by the Court to be convened under section 411(1) of the Corporations Act to consider the approval of the Scheme Resolution.

Scheme Participant means an Avita Australia Shareholder as at the Record Date, taking into account registration of all registrable transfers and transmission applications received by the Share Registry by the Record Date.

Scheme Resolution means a resolution of Avita Australia Shareholders to approve the Scheme under section 411(4)(a)(ii) of the Corporations Act.

Scheme Share means an Avita Australia Share held by a Scheme Participant as at the Record Date.

6

SEC means the U.S. Securities and Exchange Commission.

Second Court Hearing Date means the first day on which the Court hears the application for an order under section 411(4)(b) of the Corporations Act approving the Scheme or (if the application is adjourned or subject to appeal for any reason) the first day on which the adjourned or appealed application is heard.

Selling Shareholder has the meaning given in clause 2.8(a).

Share Registry means the person operating the Register, being Computershare Investor Services Pty Limited ACN 078 279 277.

Subsidiary has the meaning ascribed to it in the Corporations Act.

Sunset Date means 5.00pm on 31 December 2020 or such other date and time agreed in writing between the parties.

Takeovers Panel means the Takeovers Panel constituted under the Australian Securities and Investments Commission Act 2001 (Cth).

Timetable means the timetable for the Implementation of the Scheme as set out in Schedule 1, subject to any modifications as the parties may agree in writing.

Treasurer means the Treasurer of the Commonwealth of Australia.

United States or US means the United States of America.

Warrant means an option to subscribe for a share in a company at an exercise price of $0.126 and with an expiry date of 31 December 2020.

1.2.	Interpretation

In the interpretation of this agreement, the following provisions apply unless the context otherwise requires:

(a)	The singular includes the plural and conversely.

(b)	A gender includes all genders.

(c)	If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d)	A reference to a person, corporation, trust, partnership, unincorporated body or other entity includes any of them.

(e)	A reference to a clause, schedule or annexure is a reference to a clause of, or schedule or annexure to, this agreement.

(f)

A reference to an agreement or document (including a reference to this agreement) is to the agreement or document as amended, varied, supplemented, novated or replaced, except to the extent prohibited by this agreement or that other agreement or document.

(g)	A reference to a person includes a reference to the person’s executors, administrators, successors, substitutes (including persons taking by novation) and assigns.

(h)

A reference to legislation (including subordinate legislation) or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

(i)	A reference to $ is to the lawful currency of Australia.

(j)	Words and phrases not specifically defined in this agreement have the same meanings (if any) given to them in the Corporations Act.

7

(k)	A reference to time is a reference to time in Melbourne, Australia.

(l)	The meaning of general words is not limited by specific examples introduced by including, for example, or similar expressions.

1.3.	Action by the next Business Day

If the day on or by which a person must do something under this agreement is not a Business Day, the person must do it on or by the next Business Day.

1.4.	Reasonable endeavours

A reference in this agreement to a party using or having an obligation to use reasonable endeavours does not oblige that party to:

(a)

pay money in the form of an inducement or consideration to a third party to procure something (other than the payment of immaterial expenses or costs, including costs of advisers, to procure the relevant thing) or in circumstances that are commercially onerous or unreasonable in the context of this agreement;

(b)	provide other valuable consideration to or for the benefit of any person; or

(c)	agree to commercially onerous or unreasonable conditions.

2.	SCHEME

2.1.	Agreement to propose and implement the Scheme

(a)

Avita Australia agrees to propose and implement the Scheme in accordance with Part 5.1 of the Corporations Act and applicable ASIC Policy and subject to the terms and conditions of this agreement, and to use reasonable endeavours to do so in accordance with the Timetable.

(b)

Avita US agrees to assist Avita Australia to propose and implement the Scheme in accordance with Part 5.1 of the Corporations Act and applicable ASIC Policy and subject to the terms and conditions of this agreement, and to use reasonable endeavours to do so in accordance with the Timetable.

2.2.	Outline of Scheme

Subject to and in accordance with the terms and conditions of this agreement and the Scheme, the parties agree that the Scheme Participants will be entitled to receive the Scheme Consideration, except that:

(a)

where a Scheme Participant would otherwise be entitled under the Scheme to receive a Fractional Avita US Share as part of its Scheme Consideration, the Scheme Participant will receive, in accordance with clause 2.8, the proceeds arising from the sale of that Fractional Avita US Share; and

(b)	Ineligible Shareholders will receive, in accordance with clause 2.8, the proceeds arising from the sale of the Scheme Consideration that they would otherwise be entitled to receive.

2.3.	No amendments to the Scheme without consent

Avita Australia must not consent to any amendment to, or modification of, or the imposition or making by the Court of any condition in respect of, the Scheme without the prior written consent of Avita US (which consent must not be unreasonably withheld).

8

2.4.	Provision of Scheme Consideration

Subject to clauses 2.7 and 2.8, Avita US agrees with Avita Australia that, in consideration of the transfer to Avita US of each Scheme Share held by a Scheme Participant under the terms of the Scheme, Avita US will (subject to the terms and conditions of this agreement, the Deed Poll and the Scheme) on the Implementation Date accept the transfer of the Scheme Shares and:

(a)

in the case of a Scheme Participant who holds Avita Australia Shares (other than the ADS Depositary, an Ineligible Shareholder or a Scheme Participant in respect of their entitlement to a Fractional Avita US Share), cause the Authorised Nominee to issue five Avita US CDIs to that Scheme Participant for every 100 Avita Australia Shares held by that Scheme Participant on the Record Date and issue to the Authorised Nominee (as depositary) the relevant number of Avita US Shares underlying such Avita US CDIs (being one Avita US Share for every five Avita US CDIs);

(b)

in the case of the Scheme Participant who is the ADS Depositary (who holds its Avita Australia Shares for the benefit of the ADS Holders), issue one Avita US Share to the ADS Depositary for every 100 Avita Australia Shares held by the ADS Depositary and procure the ADS Depositary to then, subject to compliance by the ADS Holders with the terms of the arrangements pursuant to which the ADS Depositary acts as depositary for ADS Holders, deliver (by way of exchange) such Avita US Shares to the ADS Holders on the basis of one Avita US Share for every five Avita Australia ADSs held by the ADS Holder on the Record Date; and

(c)

cause the Authorised Nominee to issue the Sale Securities to the Sale Agent in the form of Avita US CDIs in accordance with clauses 2.7 and 2.8 and issue to the Authorised Nominee (as depositary) one Avita US Share for every 5 Avita US CDIs to be issued to the Sale Agent.

2.5.	CDIs—registration and notices

(a)

On the Business Day prior to the Implementation Date, Avita Australia must procure that Avita US enters in its register of stockholders the name of the Authorised Nominee (as depositary) to hold the Avita US Shares underlying the Avita US CDIs to be issued in accordance with the Scheme.

(b)	After the satisfaction of the obligation of Avita Australia in clause 2.5(a), Avita Australia must procure that Avita US:

(i)

on the Implementation Date procures that the Authorised Nominee records in the register of Avita US CDIs each Scheme Participant who is to receive Avita US CDIs under the Scheme and issues Avita US CDIs to the Sale Agent in accordance with clause 2.8; and

(ii)

as soon as is reasonably practical despatches, or causes to be despatched, to each Scheme Participant who is to receive Avita US CDIs under the Scheme, a holding statement or confirmation advice in the name of that Scheme Participant representing the number of Avita US CDIs issued to that Scheme Participant.

2.6.	Avita US Shares—registration and notices

The obligation of Avita Australia to procure that Avita US issues Avita US Shares under clause 2.4 will be satisfied by Avita US, on the Implementation Date, procuring the entry in its register of stockholders of the name of each person who is to receive Avita US Shares.

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2.7.	Fractional Avita US Shares

Where a Scheme Participant would otherwise be entitled under the Scheme to a fraction of an Avita US Share or a number of Avita US CDIs that will not be sufficient to equate to a whole Avita US Share as part of the Scheme Consideration (each a Fractional Avita US Share), the Scheme Participant’s Fractional Avita US Share will be aggregated with all other Fractional Avita US Shares and issued to the Sale Agent (in the form of Avita US CDIs) in accordance with clause 2.8.

2.8.	Sale facility

(a)

Where a Scheme Participant is an Ineligible Shareholder and/or is entitled to a Fractional Avita US Share (each, a Selling Shareholder), the number of Avita US Shares or Fractional Avita US Shares to which that Selling Shareholder would otherwise be entitled under the Scheme as part of the Scheme Consideration will be aggregated with those of all the other Selling Shareholders (together, the Sale Securities) and issued to the Sale Agent in the form of Avita US CDIs to be dealt with in accordance with clause 2.8(b). If the number of Sale Securities in aggregate do not represent a whole Avita US Share, then the number of Sale Securities will be rounded up to the next whole Avita US Share and be issued to the Sale Agent.

(b)	Avita US will procure that, after the Implementation Date, the Sale Agent must:

(i)

as soon as is reasonably practicable (and, in any case, within one month after the Implementation Date) offer all such Sale Securities for sale on the ASX in the form of Avita US CDIs in such manner, at such price and on such other terms as the Sale Agent determines in good faith and at the risk of the Selling Shareholders; and

(ii)

as soon as is reasonably practicable (and, in any case, within 10 Business Days after settlement of the last of those sales of Sale Securities) remit in Australian dollars the net proceeds to Avita US who will remit to each Selling Shareholder the same portion of the net proceeds of all such sales (after deduction of any applicable brokerage, stamp duty and other charges, fees and taxes) as the Sale Securities issued to the Sale Agent in respect of the Selling Shareholder bears to the total Sale Securities issued to and sold by the Sale Agent in respect of all Selling Shareholders.

(c)

The remittance by Avita US to each Selling Shareholder of the sale proceeds contemplated in clause 2.8(b) is in full and final satisfaction of that Selling Shareholder’s rights and entitlements to the Scheme Consideration referable to it.

3.	OPTIONS, RSUS AND WARRANTS IN AVITA AUSTRALIA

The parties acknowledge and agree that:

(a)	the existing Options, RSUs and Warrants in Avita Australia arise out of contracts between Avita Australia and the holders of those securities;

(b)

under the contracts referred to in clause 3(a), the existing Options, RSUs and Warrants in Avita Australia will continue after implementation of the Scheme; however, the entitlements of holders to be issued Avita Australia Shares will instead become entitlements to be issued Avita US Shares (in the ratio of one Avita US Share for every 100 Avita Australia Shares to which the holder would otherwise be entitled);

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(c)

Avita US will, before the First Court Hearing Date, separately covenant (by way of deed poll, substantially in the form of Schedule 4) in favour of holders of the existing Options, RSUs and Warrants in Avita Australia to ensure that holders’ entitlements are made available in accordance with the contracts referred to in clause 3(a); and

(d)	in all other respects, the existing Options, RSUs and Warrants in Avita Australia will continue to be subject to the contracts referred to in clause 3(a).

4.	CONDITIONS

4.1. Conditions precedent to implementation of the Scheme

Subject to this clause 4, the Scheme will not become Effective and the obligations of the parties with respect to Implementation (including Avita US’s obligation to provide the Scheme Consideration) do not become binding unless and until each of the following Conditions is satisfied or (to the extent they can be) waived under clause 4.2:

(a)

(ASIC and ASX) before 8.00am on the Second Court Hearing Date, ASIC and ASX issue or provide all reliefs, waivers, confirmations, exemptions, consents or approvals, and have performed all other acts, necessary, or which Avita Australia and Avita US agree are desirable, to implement the Scheme and such reliefs, waivers, confirmations, exemptions, consents, approvals or other acts (as the case may be) have not been withdrawn, suspended or revoked at 8.00am on the Second Court Hearing Date.

(b)	(Avita Australia Shareholder Approval): Avita Australia Shareholder Approval is obtained at the Scheme Meeting convened in accordance with the orders made under section 411(1) of the Corporations Act.

(c)	(Court approval of the Scheme): The Court makes orders under section 411(4)(b) of the Corporations Act approving the Scheme.

(d)	(Regulatory Approvals): Before 8.00am on the Second Court Hearing Date:

(i)	(FIRB approval) one of the following occurs:

(1)

Avita Australia has received written notification by or on behalf of the Treasurer under the FATA to the effect that the Commonwealth Government has no objection (unconditionally or on conditions acceptable to Avita US acting reasonably) under its foreign investment policy to Avita US acquiring all of the Scheme Shares under the Scheme (or is precluded from objecting because the time for doing so has passed);

(2)

the period provided for under the FATA during which the Treasurer may make an order or interim order under the FATA prohibiting Avita US from acquiring all of the Scheme Shares under the Scheme has elapsed without such an order being made; or

(3)

if an interim order has been made by the Treasurer to prohibit Avita US from acquiring the Scheme Shares under the Scheme, the subsequent period for making a final order under the FATA has elapsed without any final order being made; and

(ii)

(Other approvals) the approvals of all other Government Authorities which Avita Australia and Avita US agree (acting reasonably) are necessary to implement the Scheme or conduct the Avita Group’s business on and from Implementation occurring are obtained.

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(e)

(Independent Expert’s Report): The Independent Expert issues an Independent Expert’s Report on or before the date on which the Scheme Booklet is lodged with ASIC, which concludes that the Scheme is in the best interests of Avita Australia Shareholders as a whole, without changing that conclusion prior to 8.00am on the Second Court Hearing Date.

(f)

(No restraint adversely affecting Implementation): No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal prohibition or restraint preventing the acquisition of all the Scheme Shares by Avita US or otherwise preventing Implementation is in effect as at 8.00am on the Second Court Hearing Date.

(g)	(ASX listing and quotation of CDIs): Prior to 8.00am on the Second Court Hearing Date, ASX approves:

(i)	Avita US for admission to the official list of ASX; and

(ii)	the Avita US CDIs for official quotation on the ASX,

which approval may be conditional on the Scheme becoming Effective and any such other conditions that are acceptable to the boards of Avita Australia and Avita US.

(h)

(NASDAQ listing): Prior to 8.00am on the Second Court Hearing Date, the Avita US Shares have been authorised for listing on NASDAQ, subject to official notice of issuance following Implementation and any customary conditions.

(i)

(Sale Agent): Prior to 8.00am on the Second Court Hearing Date, Avita US appoints the Sale Agent and the Sale Agent has agreed to be issued and to sell the Sale Securities as contemplated by clause 2.8.

(j)

(Authorised Nominee): Prior to 8.00am on the Second Court Hearing Date, Avita US appoints the Authorised Nominee and the Authorised Nominee has agreed to the allotment to it of Avita US Shares under the Scheme.

(k)	(ATO Class Ruling): The ATO confirms that the ATO Class Ruling will be issued on terms and conditions satisfactory to Avita Australia and Avita US (both acting reasonably).

4.2.	Benefit and waiver of Conditions

(a)

Each of the Conditions is for the benefit of both Avita Australia and Avita US and a breach or non-fulfilment of a Condition can only be waived with the written consent of both parties and any such waiver will only be effective to the extent specifically set out in the waiver. The Conditions in clauses 4.1(b) and 4.1(c) are not capable of waiver.

(b)

Each party must use its reasonable endeavours to procure that each Condition is satisfied as soon as practicable after the date of this agreement and continues to be satisfied at all times until the last time it is to be satisfied (as the case may require).

4.3.	Parties to provide certificates to Court

Each of Avita Australia and Avita US must provide to the other and to the Court before or at the Second Court Hearing Date a certificate (or such other evidence as the Court requests) confirming whether or not the Conditions have been satisfied or waived.

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4.4.	Condition not satisfied or waived

If:

(a)	there is a non-fulfilment of a Condition which is not waived in accordance with this agreement by the time or date specified in this agreement for the satisfaction of the Condition;

(b)

there is an act, failure to act or occurrence which will prevent a Condition being satisfied by the time or date specified in this agreement for the satisfaction of the Condition (and the non-fulfilment which would otherwise occur has not already been waived in accordance with this agreement); or

(c)	the Scheme has not become Effective by the Sunset Date,

the parties must consult in good faith with a view to determine whether:

(d)	the Scheme may proceed by way of alternative means or methods;

(e)	to extend the relevant time for satisfaction of the Condition or to adjourn or change the date of an application to the Court; or

(f)	to extend the Sunset Date.

4.5.	Failure to agree

If the parties are unable to reach agreement under clause 4.4 within five Business Days (or any shorter period ending on 5.00pm on the day before the Second Court Hearing Date), either party may terminate this agreement and such termination will be in accordance with clause 9.3.

5.	GENERAL OBLIGATIONS OF PARTIES

Each party must use reasonable endeavours to give effect to the Scheme, subject to compliance with their respective duties, obligations and powers under this agreement, their constituent documents and all applicable laws and the proper performance by the directors of each of Avita Australia and Avita US (respectively) of their fiduciary duties.

6.	AVITA AUSTRALIA OBLIGATIONS

Avita Australia must take all reasonable steps to implement the Scheme on a basis consistent with this agreement and as expeditiously as practicable and use all reasonable endeavours to do so in accordance with the Timetable, including taking each of the following steps:

(a)	(Announcement): On the date of this agreement, make an Announcement on the ASX (with a copy of such Announcement to be filed with the SEC) in a form agreed between Avita Australia and Avita US.

(b)

(Independent Expert’s Report): Commission the preparation of the Independent Expert’s Report and provide all assistance and information reasonably requested by the Independent Expert to enable it to prepare and deliver the Independent Expert’s Report.

(c)

(Prepare Scheme Booklet): Prepare the Scheme Booklet and ensure that the Scheme Booklet includes all information required by the Corporations Act, the Corporations Regulations 2001 (Cth), applicable ASIC Policy, applicable Takeovers Panel policy and guidance notes, applicable United States securities laws and regulations, the Listing Rules and the applicable rules of NASDAQ.

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(d)

(Continuing obligation of disclosure): Between the date of despatch of the Scheme Booklet and the date of the Scheme Meeting, provide to Avita Australia Shareholders such further or new information that may arise during that period and which is necessary to ensure that the information contained in the Scheme Booklet is not false, misleading or deceptive in any material respect (whether by omission or otherwise).

(e)	(Court documents): Prepare all documents necessary for the Court proceedings relating to the Scheme in accordance with all applicable laws.

(f)	(Consult with Avita US): In a timely manner, consult with Avita US as to the form and content of all documents required for the purposes of the Scheme, including:

(i)	the Scheme Booklet; and

(ii)	the Court proceedings relating to the Scheme.

(g)	(Lodgement of Review Draft): As soon as practicable, provide the Review Draft to ASIC (as contemplated by section 411(2) of the Corporations Act).

(h)	(Register Scheme Booklet): Request ASIC to register the Scheme Booklet under section 412 of the Corporations Act.

(i)	(Apply to Court for order to convene Scheme Meeting): Apply to the Court under section 411(1) of the Corporations Act for an order directing Avita Australia to convene the Scheme Meeting.

(j)	(Convene Scheme Meeting): Convene the Scheme Meeting in accordance with any order made by the Court under section 411(1) of the Corporations Act.

(k)

(Despatch Scheme Booklet): As expeditiously as practicable following an order made by the Court under section 411(1) of the Corporations Act, despatch a copy of the Scheme Booklet to each Avita Australia Shareholder, each holder of existing Options, RSUs and Warrants in Avita Australia (for information purposes only) and to all other persons entitled to receive notice of the Scheme Meeting.

(l)	(ATO Class Ruling): Apply to the ATO for the ATO Class Ruling.

(m)	(Section 411(17)(b) statement): Apply to ASIC for:

(i)	production of a letter stating that it does not intend to appear at the First Court Hearing Date; and

(ii)	if Avita Australia Shareholder Approval is obtained, a statement under section 411(17)(b) of the Corporations Act that ASIC has no objection to the Scheme.

(n)

(Court approval): Subject to the satisfaction or waiver of all Conditions (other than the Condition in clause 4.1(c)), apply to the Court for orders approving the Scheme under section 411(4)(b) of the Corporations Act.

(o)	(Certificate): Before commencement of the hearing by the Court of the application for the order under section 411(4)(b) of the Corporations Act, give:

(i)

to Avita US a certificate signed by Avita Australia stating whether or not each representation or warranty given by Avita Australia is true and correct as at the time it is given or made under clause 10; and

(ii)	to Avita US and the Court the certificate referred to in clause 4.3.

(p)	(Not act inconsistently): Not act in a manner inconsistent with obtaining Court approval for the Scheme.

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(q)

(Lodge copy of order): If the Court approves the Scheme under section 411(4) of the Corporations Act, lodge an office copy of the Court order with ASIC in accordance with section 411(10) of the Corporations Act by 5.00pm on the first Business Day after the day on which the Court approves the Scheme (unless Avita Australia and Avita US agree on a later date).

(r)

(Scheme Participants): Close the Register as at the Record Date and give to the Share Registry details of the names, registered addresses and holdings of Avita Australia Shares of every Scheme Participant as shown in the Register on the Record Date, in such form as Avita US may reasonably require, and determine each Scheme Participant’s respective entitlements to the Scheme Consideration (including under clauses 2.7 and 2.8) in accordance with the Scheme.

(s)

(Register transfers): Subject to Avita US providing the Scheme Consideration in accordance with the Scheme and the Deed Poll, on the Implementation Date, execute proper instruments of transfer (as applicable) to effect the transfer of all Scheme Shares on issue to Avita US and register all transfers of Scheme Shares in the name of Avita US.

(t)

(Suspension of trading): Apply to ASX to suspend trading in Avita Australia Shares with effect from the close of trading on the ASX on the Effective Date, and apply to NASDAQ to suspend trading in Avita Australia ADSs (by way of submission of a “company event form” to NASDAQ in order to transfer the listing of the Avita Australia ADSs to a listing of the Avita US Shares) with effect from the close of trading on NASDAQ on the Implementation Date.

(u)	(Scheme): Do all things within its power that are reasonably necessary to lawfully give effect to the Scheme and the orders of the Court approving the Scheme.

7.	AVITA US OBLIGATIONS

Avita US must take all reasonable steps to assist Avita Australia to implement the Scheme on a basis consistent with this agreement and as expeditiously as practicable and use all reasonable endeavours to do so in accordance with the Timetable, including performing each of the following steps:

(a)

(Scheme Booklet): Promptly provide to Avita Australia for inclusion in the Scheme Booklet all information relating to Avita US, Avita US Shares and Avita US CDIs as is required for Avita Australia to prepare the Scheme Booklet (including giving its consent to the form and context in which that information appears in the Scheme Booklet), and ensure that all such information provided is not false, misleading or deceptive in any material respect (whether by omission or otherwise).

(b)

(Additional information): As expeditiously as practicable, give to Avita Australia for inclusion in the Scheme Booklet such additional information regarding Avita US which may arise after the Scheme Booklet has been prepared and is required under the Corporations Act, the Corporations Regulations 2001 (Cth), applicable ASIC Policy, applicable Takeovers Panel policy and guidance notes, applicable US securities laws and regulations, the Listing Rules and the applicable rules of NASDAQ to be included in the Scheme Booklet to ensure that the Scheme Booklet is not false, misleading or deceptive in any material respect (whether by omission or otherwise).

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(c)	(Independent Expert’s Report): Provide all assistance and information reasonably requested by the Independent Expert in connection with the preparation and delivery of the Independent Expert’s Report.

(d)	(Deeds poll): Before the First Court Hearing Date, duly execute and enter into the Deed Poll and the deed poll referred to in clause 3(c).

(e)

(United States legal opinion): Deliver to Avita Australia an opinion from its United States legal counsel, in a form satisfactory to Avita Australia (acting reasonably), that the Deed Poll and the deed poll referred to in clause 3(c) are legally binding on and enforceable against Avita US under the laws of Delaware.

(f)

(Court documents): Prepare all documents which Avita US is required to submit to the Court, and promptly give such documents to Avita Australia for inclusion in the documents which Avita Australia is required to submit to the Court, in connection with the proceedings relating to the Scheme in accordance with all applicable laws.

(g)	(Certificate): Before commencement of the hearing by the Court of the application for the order under section 411(4)(b) of the Corporations Act, give:

(i)	to Avita Australia a certificate signed by Avita US stating whether or not each representation or warranty given by Avita US is true and correct as at the time it is given or made under clause 10; and

(ii)	to Avita Australia and the Court the certificate referred to in clause 4.3.

(h)	(Not act inconsistently): Not act in a manner inconsistent with obtaining Court approval for the Scheme.

(i)

(Authorised Nominee): Appoint the Authorised Nominee to receive under the Scheme and hold Avita US Shares for the benefit of Scheme Participants who are to receive Avita US CDIs as the Scheme Consideration.

(j)

(Share transfers): If the Scheme becomes Effective, accept a transfer of all of the Scheme Shares held by Scheme Participants and execute (or procure the execution of) proper instruments of transfer of those securities to Avita US in accordance with the Scheme.

(k)

(Avita US Shares): Apply to NASDAQ to list the Avita US Shares via a transfer of listing from Avita Australia to Avita US (subject to the Scheme becoming Effective) and use reasonable endeavours to obtain the satisfaction of any conditions imposed by NASDAQ for such transfer of listing.

(l)

(Avita US CDIs): Apply for the Avita US CDIs to be approved for official quotation on the ASX (subject to the Scheme becoming Effective) and use reasonable endeavours to obtain ASX’s approval for official quotation by 8.00am on the Second Court Hearing Date.

(m)	(Issue of Avita US Shares): Do all things necessary to issue the Avita US Shares in accordance with the Scheme and this agreement.

(n)

(Issue of Avita US CDIs): Do all things necessary under the ASX Settlement Operating Rules to enable the Avita US CDIs to be issued in accordance with the Scheme and this agreement (including confirm to ASX Settlement that the Avita US Shares underlying the Avita US CDIs have been issued to the Authorised Nominee in accordance with ASX Settlement Operating Rule 13.2.3).

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(o)

(Scheme Consideration): If the Scheme becomes Effective, provide, or cause to be provided, the Scheme Consideration to Scheme Participants as contemplated by the Scheme and in accordance with the Deed Poll on the Implementation Date.

(p)

(Notice to holders of Options, RSUs and Warrants): If Implementation occurs, on or shortly after the Implementation Date, provide a notice to each holder of existing Options, RSUs and Warrants in Avita Australia advising them of particulars relating to the number of Avita US Shares or Avita US CDIs that are capable of being issued to them under their Options, RSUs and Warrants (which Options, RSUs and Warrants will continue to operate in accordance with their existing contractual terms).

(q)

(Conversion of Avita Australia to a proprietary limited company): Within 40 Business Days following Implementation, pass a special resolution to convert Avita Australia from a public company to a proprietary company limited by shares and lodge all necessary documentation with ASIC to give effect to that conversion.

(r)	(Scheme): Do all things within its power that are reasonably necessary to lawfully give effect to the Scheme and the orders of the Court approving the Scheme.

8.	ANNOUNCEMENT

8.1. Announcements

(a)	Neither party may make an Announcement about this agreement nor any document or transaction contemplated by this agreement or the Scheme unless:

(i)	the other party has approved the form of the Announcement; or

(ii)	the law, the Listing Rules or SEC or NASDAQ rules or regulations require a party to make the Announcement, subject to clause 8.1(b).

(b)

If the law, the Listing Rules or SEC or NASDAQ rules or regulations require a party to make an Announcement about either the subject matter of this agreement or any document or transaction contemplated by this agreement or the Scheme, that party must give the other party as much notice as is reasonably practicable and, to the extent reasonably practical, consult with the other party about the form and content of the Announcement or disclosure.

9.	TERMINATION

9.1. Termination for breach

Without prejudice to any other rights of termination under this agreement, either party may terminate this agreement by giving the other party written notice at any time prior to 8.00am on the Second Court Hearing Date if:

(a)

the other party is in material breach of any term of this agreement, or there has been a material breach of a warranty or representation given by the other party under clause 10.1, before the Second Court Hearing Date;

(b)	the non-defaulting party has given written notice to the defaulting party specifying the breach and stating an intention to terminate this agreement; and

(c)

the breach is not capable of remedy or has not been remedied within five Business Days (or any shorter period ending at 5.00pm on the last Business Day before the Second Court Hearing Date) from the date a notice under this clause is given.

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9.2.	Termination by agreement

This agreement may be terminated at any time prior to 8.00am on the Second Court Hearing Date by written agreement between the parties to that effect.

9.3.	Effect of termination

If this agreement is terminated under clause 4.5, 9.1 or 9.2:

(a)	this agreement and the parties obligations under it cease, other than the obligations under clauses 1, 10, 11, 12, 13, 15 and 16, which will survive termination; and

(b)	such termination of this agreement does not affect any accrued rights arising from a breach of this agreement prior to termination.

10.	REPRESENTATIONS AND WARRANTIES

10.1.	Mutual representations and warranties

Each party represents and warrants to the other party that:

(a)	(status): it is a validly existing corporation under the laws of its place of incorporation;

(b)	(power): it has full legal capacity and power to:

(i)	own its property and carry on its business; and

(ii)	enter into this agreement and carry out the transactions that this agreement contemplates in accordance with its terms;

(c)

(corporate authority): it has taken all corporate action that is necessary or desirable to authorise it entering into this agreement and carrying out the transactions that this agreement contemplates in accordance with its terms;

(d)	(authorisations): it holds each material Authorisation that is necessary or desirable to:

(i)	enable it to properly execute this agreement and to carry out the transactions that this agreement contemplates in accordance with its terms;

(ii)	ensure that this agreement is legal, valid, binding and admissible in evidence; and

(iii)	enable it to properly carry on its business,

and it is complying with any material conditions to which any such Authorisation is subject;

(e)	(document effective): this agreement constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms; and

(f)

(no contravention): neither its execution of this agreement nor the carrying out by it of the transactions that this agreement contemplates in accordance with its terms does or will contravene, in any material respect:

(i)	any law to which it or any of its property is subject or any order of any Government Authority that is binding on it or any of its property;

(ii)	any Authorisation held by it;

(iii)	any instrument or undertaking binding on it or any of its property; or

(iv)	its constitution or by laws, as applicable.

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10.2.	No other representations

Each party acknowledges and agrees that the other party makes no representation or warranty other than as set out in this clause 10.

10.3.	Reliance on representations and warranties

Each party acknowledges that the other party has executed this agreement and agreed to undertake the transactions that this agreement contemplates in reliance on the representations and warranties that are made in clause 10.1.

10.4.	When warranties are given

Each representation and warranty given or made under clause 10.1 is given:

(a)	as at the date of this agreement;

(b)	as at 8.00am on the Second Court Hearing Date; and

(c)	at any other date at which the representation or warranty is expressed to be given under this agreement.

11.	RELEASE

Each party agrees with the other, and declares and covenants in favour of each party’s officers and employees, as follows:

(a)

subject to applicable laws (including section 199A of the Corporations Act) and clause 11(b), no officer or employee of a party is liable for anything done or purported to be done in connection with Implementation;

(b)	clause 11(a) does not exclude an officer or employee from any liability which may arise from wilful misconduct or bad faith on the part of that person; and

(c)

this clause 11 operates as a deed poll in favour of and for the benefit of each officer and each employee of each party and may be relied on and enforced by each such officer or employee in accordance with its terms even though the officer or employee is not named as a party to this agreement.

12.	COSTS AND STAMP DUTY

(a)	Subject to clause 12(b), Avita Australia will bear all costs and expenses (including professional fees) incurred by Avita Australia and Avita US in connection with the Scheme.

(b)	Avita US will pay all stamp duty and any related fines or penalties in respect of the Scheme (including in connection with the acquisition of the Scheme Shares by Avita US under the Scheme).

13.	GST

(a)	In this clause 13:

(i)

any words or expressions used in this clause which have a particular meaning in the A New Tax System (Goods and Services Tax) Act 1999 (GST Act) have the same meanings given to those terms in the GST Act unless the context otherwise requires; and

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(ii)	Supplier means any party treated by the GST Act as making a Supply under this agreement.

(b)	Unless otherwise expressly stated, all prices or other sums payable under or in accordance with this agreement are exclusive of GST.

(c)

If GST is imposed on any Supply made under or in accordance with this agreement, the Recipient of the Taxable Supply must pay to the Supplier an additional amount equal to the GST payable on or for the Taxable Supply, subject to the Recipient receiving a valid Tax Invoice in respect of the Supply at or before the time of payment.

(d)	Payment of the additional amount must be made at the same time as payment for the Taxable Supply is required to be made in accordance with this agreement.

(e)

If this agreement requires a party (the First Party) to pay for, reimburse, set off or contribute to any expense, loss or outgoing (Reimbursable Expense) suffered or incurred by the other party (the Other Party), the amount required to be paid, reimbursed, set off or contributed by the First Party will be the sum of:

(i)	the amount of the Reimbursable Expense net of Input Tax Credits (if any) to which the Other Party is entitled in respect of the Reimbursable Expense (Net Amount); and

(ii)	if the Other Party’s recovery from the First Party is a Taxable Supply, any GST payable in respect of that Supply,

such that after the Other Party meets the GST liability, it retains the Net Amount.

(f)

If an adjustment event occurs in relation to a Supply made under or in connection with this agreement, the GST payable on or for the Taxable Supply will be recalculated to reflect that adjustment and an appropriate payment will be made between the parties.

14.	NOTICES

14.1.	How to give notice

Any notice, demand, consent or other communication (Notice) given or made under this agreement:

(a)	must be in writing and signed by a person duly authorised by the sender;

(b)	must be delivered to the intended recipient by hand, prepaid post or by email to that person’s address or email address set out in clause 14.3.

14.2.	When notice is given

Any Notice given or made under this agreement will be taken to be received:

(a)	in the case of delivery by hand, when delivered at the relevant address;

(b)

in the case of delivery by post, three Business Days after the date of posting (if posted to an address in the same country) and seven Business Days after the date of posting (if posted to an address outside of the same country); and

(c)

in the case of email, when sent by the sender (as recorded on the device from which the sender sent the email) unless the sender receives a delivery failure notification indicating that the email has not been delivered to the addressee, but if the result is that a Notice would be taken to be received on a day that is not a Business Day in the place to which the Notice is sent or is later than 5.00pm (local time), it will be taken to have been duly given or made at 9.00am on the next Business Day in that place.

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14.3.	Address for notices

A person’s address and email address are those set out below (or as the person subsequently notifies the sender):

Avita Australia
Address:	Level 7, 330 Collins Street, Melbourne, 3000, Victoria, Australia
Email address:	dmcintyre@avitamedical.com
Attention:	David McIntyre
Avita US
Address:	28159 Avenue Stanford, Suite 220, Valencia, California 91355
Email address:	dmcintyre@avitamedical.com
Attention:	David McIntyre

15.	AMENDMENT AND ASSIGNMENT

15.1.	Amendment

This agreement can only be amended or replaced by another document duly executed by the parties.

15.2.	Assignment

A party may only assign, encumber, declare a trust over or otherwise deal with its rights under this agreement with the prior written consent of the other party.

16.	GENERAL

16.1.	Consents

Where this agreement contemplates that a party may agree or consent to something (however it is described), unless this agreement expressly contemplates otherwise, the party may:

(a)	agree or consent (or not agree or consent) in its absolute and sole discretion; and

(b)	agree or consent subject to conditions.

16.2.	Further assurances

Each party must do anything within its power (including executing any document) that the other party may reasonably require to give full effect to the provisions of this agreement and the transactions contemplated by it.

16.3.	Entire agreement

This agreement contains the entire agreement between the parties as at the date of this agreement with respect to its subject matter and supersedes all prior agreements and understandings between the parties in connection with it.

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16.4.	Remedies cumulative

Except as provided in this agreement and permitted by law or equity, the rights, powers and remedies provided to each party in this agreement are in addition to, and do not exclude or limit, any right, power or remedy provided by law or equity or by any agreement.

16.5.	No merger

The provisions of this agreement will not merge on Implementation. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing any transaction contemplated by this agreement.

16.6.	Severability of provisions

Any provision of this agreement that is prohibited or unenforceable in any jurisdiction is ineffective as to that jurisdiction to the extent of the prohibition or unenforceability. That does not invalidate the remaining provisions of this agreement nor affect the validity or enforceability of that provision in any other jurisdiction.

16.7.	Waivers

(a)

Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this agreement by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this agreement.

(b)	No waiver of a breach of any term of its agreement will operate as a waiver of another breach of that term or of a breach of any other term of this agreement.

(c)	Nothing in this agreement obliges a party to exercise a right to waive any conditional term of this agreement that may be in its power.

(d)	A provision of or right under this agreement may not be waived except in writing signed by the person granting the waiver.

16.8.	Governing law

This agreement is governed by the laws of New South Wales, Australia. The parties submit to the non-exclusive jurisdiction of its courts and courts of appeal from them. The parties will not object to the exercise of jurisdiction by those courts on any basis.

16.9.	Counterparts

This agreement may be executed in any number of counterparts. All counterparts together will be taken to constitute one instrument.

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SCHEDULE 1—TIMETABLE

INDICATIVE SCHEME TIMETABLE

Event	Indicative date

Avita Australia and Avita US enter into Scheme Implementation Agreement

The Scheme Implementation Agreement will commit Avita Australia and Avita US to the transactions contemplated by the Scheme and will set out the terms of the Scheme

20 April 2020

Scheme announced publicly Upon the Scheme Implementation Agreement being signed by Avita Australia and Avita US	20 April 2020

Lodgement of Scheme documents with ASIC and ASX Avita Australia to lodge the Scheme documents with ASIC for review (which takes a minimum of 14 days) and also with ASX	20 April 2020

Lodgement of Scheme documents with Court	4 May 2020

First Court Hearing Date* Date of first Court hearing for Avita Australia to seek the Court’s approval to despatch the Scheme Booklet to Avita Australia Shareholders and convene the Scheme Meeting	11 May 2020

Printing of Scheme Booklet	12-13 May 2020

Date of Scheme Booklet Date on which the Scheme Booklet is despatched to Avita Australia Shareholders (together with notice of the Scheme Meeting)	14 May 2020

Avita US applies to ASX for admission Avita US to apply to ASX for admission to the official list of ASX (usually within 7 days of the date of the Scheme Booklet).	21 May 2020

Proxy forms cut-off date Latest time and date by which proxy forms for the Scheme Meeting must be received by the Share Registry	9.00am on 13 June 2020

Voting Record Date Time and date for determining eligibility to vote at the Scheme Meeting	7.00pm on 13 June 2020

Scheme Meeting Avita Australia Shareholders attend Scheme Meeting (by way of live webcast) and vote on whether to approve the Scheme	9.00am on 15 June 2020

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Following Avita Australia Shareholder Approval:

Event	Indicative date
Second Court Hearing Date* Date of second Court hearing for approval of the Scheme	22 June 2020

Avita Australia informs ASX of intention to lodge Court order with ASIC

Avita Australia informs ASX of its intention to lodge the Court order with ASIC on the following Business Day (being 23 June 2020)

22 June 2020 (after Second Court Hearing)

Scheme Effective Date Avita Australia lodges Court order with ASIC and informs ASX. Avita Australia Shares are suspended from trading at the close of trading on the ASX	23 June 2020

Listing of Avita US on the ASX Avita US CDIs commence trading on the ASX on a deferred settlement basis	24 June 2020

Record Date Time and date for determining entitlements to Scheme Consideration	7.00pm on 25 June 2020

Implementation Date The date of transfer of all Scheme Shares to Avita US and subsequent issue of Avita US CDIs and Avita US Shares to eligible Scheme Participants	29 June 2020

Despatch of holding statements (to issuer sponsored holders) and confirmation advices (to CHESS holders)	30 June 2020

Avita US CDIs commence trading on the ASX on a normal basis	30 June 2020

*	Subject to the availability of the Court

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EXECUTION

Executed as an agreement

Executed by AVITA Medical Limited in

accordance with section 127 of the

Corporations Act 2001 (Cth):

Signature of director	Signature of director / company secretary

Louis Panaccio	Louis Drapeau
Name of director (print)	Name of director / company secretary (print)

Executed by an authorised signatory of AVITA Therapeutics, Inc.:

Signature of authorised person

Michael Perry
Name of authorised person (print)

Title of authorised person (print)

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EXECUTION

Executed as an agreement

Executed by AVITA Medical Limited

in accordance with section 127 of the

Corporations Act 2001 (Cth):

Signature of director	Signature of director / company secretary

Louis Panaccio	Louis Drapeau
Name of director (print)	Name of director / company secretary (print)

Executed by an authorised signatory of AVITA Therapeutics, Inc.:

Signature of authorised person

Michael Perry
Name of authorised person (print)

Title of authorised person (print)

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EXECUTION

Executed as an agreement

Executed by AVITA Medical Limited in

accordance with section 127 of the

Corporations Act 2001 (Cth):

Signature of director	Signature of director / company secretary

Louis Panaccio	Louis Drapeau
Name of director (print)	Name of director / company secretary (print)

Executed by an authorised signatory of AVITA Therapeutics, Inc.:

Signature of authorised person

Michael Perry
Name of authorised person (print)

Chief Executive Officer and Executive Director
Title of authorised person (print)

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APPENDIX C: SCHEME OF ARRANGEMENT

Attached.

SCHEME OF ARRANGEMENT

AVITA Medical Limited

The holders of fully paid ordinary shares in AVITA Medical Limited as at the Record Date

KPMG Law

KPMG

International Towers Sydney 3

300 Barangaroo Avenue

Sydney NSW 2000

ABN 78 399 289 481 | DX1056 Sydney

Liability limited by a scheme approved under Professional Standards Legislation

CONTENTS

1.	DEFINITIONS AND INTERPRETATION	3

2.	PRELIMINARY	6

3.	CONDITIONS	6

4.	IMPLEMENTATION OF SCHEME	7

5.	SCHEME CONSIDERATION	8

6.	DEALINGS IN SCHEME SHARES	10

7.	QUOTATION	11

8.	GENERAL SCHEME PROVISIONS	12

9.	GOVERNING LAW AND JURISDICTION	14

2

SCHEME OF ARRANGEMENT

pursuant to section 411 of the Corporations Act 2001 (Cth)

PARTIES

AVITA Medical Limited ACN 058 466 523 of Level 7, 330 Collins Street, Melbourne, 3000, Victoria, Australia (Avita Australia)

Each person registered as the holder of fully paid ordinary shares in Avita Australia as at the Record Date

OPERATIVE PROVISIONS

1.	DEFINITIONS AND INTERPRETATION

1.1.	Definitions

The following definitions apply in this document, unless the context requires otherwise:

ADS means an American Depositary Share.

ADS Depositary means The Bank of New York Mellon.

ADS Holder means a holder of Avita Australia ADSs.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited (ABN 98 008 624 691) or the securities market which it operates, as the context requires.

ASX Settlement means ASX Settlement Pty Limited (ABN 49 008 504 532) as the holder of a licence to operate a clearing and settlement facility.

ASX Settlement Operating Rules means the operating rules of the clearing and settlement facility operated by ASX Settlement for the time being and from time to time, as modified by any express written exemption or waiver given by ASX or ASX Settlement.

Authorised Nominee means CHESS Depositary Nominees Pty Limited (ACN 071 346 506, Australian Financial Services Licence number 254514), an approved general participant of ASX Settlement and a wholly-owned subsidiary of ASX.

Avita Australia means AVITA Medical Limited ACN 058 466 523.

Avita Australia ADS means an ADS representing 20 Avita Australia Shares, which trade on NASDAQ under the ticker code “RCEL”.

Avita Australia Share means an issued fully paid ordinary share in the capital of Avita Australia.

Avita US means AVITA Therapeutics, Inc.

Avita US CDI means a CDI representing a beneficial interest in 1/5 of an Avita US Share.

Avita US Share means a fully paid share of voting common stock in the capital of Avita US.

Business Day means a day that is not a Saturday, Sunday or a public holiday or bank holiday in Melbourne, Australia.

CDI means a CHESS Depositary Interest, being a unit of beneficial ownership in a share that is registered in the name of the Authorised Nominee in accordance with the ASX Settlement Operating Rules for the purpose of enabling that share to be recorded and transferred in accordance with those operating rules.

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CHESS means the clearing house electronic sub-register system for the electronic transfer of securities operated by ASX Settlement.

Corporations Act means the Australian Corporations Act 2001 (Cth).

Court means the Federal Court of Australia or any other court of competent jurisdiction under the Corporations Act agreed in writing by Avita Australia and Avita US.

Deed Poll means the deed poll to be executed by Avita US in favour of Scheme Participants, pursuant to which Avita US covenants in favour of each Scheme Participant to perform certain of its obligations under the Implementation Agreement and certain steps attributed to it under this Scheme, with such amendments as are approved in accordance with its terms.

Effective means, when used in relation to this Scheme, the coming into effect, under section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to this Scheme, but in any event at no time before an office copy of the order of the Court is lodged with ASIC.

Effective Date means the date on which this Scheme becomes Effective.

Fractional Avita US Share has the meaning given in clause 5.5.

Implementation means the implementation of this Scheme in accordance with its terms on this Scheme becoming Effective.

Implementation Agreement means the Scheme Implementation Agreement dated 20 April 2020 entered into between Avita Australia and Avita US in relation to the Implementation of this Scheme.

Implementation Date means the Business Day which is a minimum of one Business Day, but a maximum of five Business Days, after the Record Date, as Avita Australia and Avita US may agree in writing.

Ineligible Shareholder means a Scheme Participant whose address, as shown in the Register (as at the Record Date), is in a place outside Australia, the United States, Hong Kong, New Zealand, the United Kingdom, France, Norway, Switzerland, the United Arab Emirates and Singapore (unless Avita Australia is satisfied, acting reasonably, that the laws of that place permit the offer or issue of Avita US Shares or Avita US CDIs to that Scheme Participant and, in Avita US’s sole discretion, is not unduly onerous or impractical for Avita US to issue Avita US Shares or Avita US CDIs to the Scheme Participant).

Listing Rules means the listing rules of ASX for the time being and from time to time.

NASDAQ means the NASDAQ Stock Market LLC.

Record Date means 7.00pm (Melbourne time) on the day which is two Business Days after the Effective Date, or any other date (after the Effective Date) agreed by the parties to be the record date to determine entitlements to receive the Scheme Consideration under this Scheme.

Register means the register of shareholders of Avita Australia.

Sale Agent means a person nominated by Avita US to sell or facilitate the sale of the Scheme Consideration referrable to Selling Shareholders in accordance with clause 5.6.

Sale Securities has the meaning given in clause 5.6(a).

Scheme means this scheme of arrangement under Part 5.1 of the Corporations Act between Avita Australia and the Scheme Participants, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved by each of Avita Australia and Avita US.

Scheme Consideration means the consideration payable by Avita US for the transfer of the Scheme Shares under the terms of this Scheme, being one Avita US Share (or five Avita US CDIs) for every 100 Avita Australia Shares held by a Scheme Participant on the Record Date, which will be satisfied in the manner set out in clause 5.1.

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Scheme Meeting means the meeting of Shareholders ordered by the Court to be convened under section 411(1) of the Corporations Act in relation to this Scheme.

Scheme Participant means a Shareholder as at the Record Date, taking into account registration of all registrable transfers and transmission applications received by the Share Registry by the Record Date.

Scheme Share means an Avita Australia Share held by a Scheme Participant as at the Record Date.

Second Court Hearing Date means the first day on which the Court hears the application for an order under section 411(4)(b) of the Corporations Act approving this Scheme or (if the application is adjourned or subject to appeal for any reason) the first day on which the adjourned or appealed application is heard.

Selling Shareholder has the meaning given in clause 5.6(a).

Share Registry means the person operating the Register, being Computershare Investor Services Pty Limited ACN 078 279 277.

Shareholder means a person entered in the Register as the holder of one or more Avita Australia Shares.

Sunset Date means 5.00pm on 31 December 2020, subject to any extension to that date made under the Implementation Agreement.

United States or US means the United States of America.

1.2.	Interpretation

In the interpretation of this document, the following provisions apply unless the context otherwise requires:

(a)	The singular includes the plural and conversely.

(b)	A gender includes all genders.

(c)	If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d)	A reference to a person, corporation, trust, partnership, unincorporated body or other entity includes any of them.

(e)	A reference to a clause, schedule or annexure is a reference to a clause of, or schedule or annexure to, this document.

(f)

A reference to an agreement or document (including a reference to this document) is to the agreement or document as amended, varied, supplemented, novated or replaced, except to the extent prohibited by this Scheme or that other agreement or document.

(g)	A reference to a person includes a reference to the person’s executors, administrators, successors, substitutes (including persons taking by novation) and assigns.

(h)

A reference to legislation (including subordinate legislation) or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

(i)	A reference to $ is to the lawful currency of Australia.

(j)	Words and phrases not specifically defined in this document have the same meanings (if any) given to them in the Corporations Act.

(k)	A reference to time is a reference to time in Melbourne, Australia.

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(l)	The meaning of general words is not limited by specific examples introduced by including, for example, or similar expressions.

1.3.	Action by the next Business Day

If the day on or by which a person must do something under this Scheme is not a Business Day, the person must do it on or by the next Business Day.

2.	PRELIMINARY

2.1.	Avita Australia

Avita Australia:

(a)	is a public company incorporated Australia and taken to be registered in Victoria and its registered office is located at Level 7, 330 Collins Street, Melbourne, Victoria, 3000;

(b)	is admitted to the official list of ASX and Avita Australia Shares are quoted on the ASX;

(c)	is admitted to NASDAQ and Avita Australia ADSs are quoted on NASDAQ; and

(d)	has at the date of this document 2,133,434,899 Avita Australia Shares on issue.

2.2.	Avita US

Avita US is a corporation formed under the laws of Delaware in the United States. Its principal business address is located at 28159 Avenue Stanford, Suite 220, Valencia, California 91355.

2.3.	Effect of this Scheme

If this Scheme becomes Effective:

(a)	Avita US must provide, and Avita Australia must procure that Avita US provides, the Scheme Consideration to the Scheme Participants in accordance with the terms of this Scheme; and

(b)

subject to provision of the Scheme Consideration, all of the Scheme Shares, together with all rights and entitlements attaching to them at the Implementation Date, will be transferred to Avita US and Avita Australia will enter the name and address of Avita US in the Register as the holder of all of the Scheme Shares.

2.4.	Implementation Agreement and Deed Poll

(a)	Avita Australia and Avita US have entered into the Implementation Agreement which sets out the terms on which Avita Australia and Avita US have agreed to implement this Scheme.

(b)

This Scheme attributes actions to Avita US but does not itself impose an obligation on Avita US to perform those actions. Avita US has executed the Deed Poll in favour of each Scheme Participant, pursuant to which it has covenanted, subject to this Scheme becoming Effective, to perform its obligations under this Scheme, including to provide the Scheme Consideration to Scheme Participants, in accordance with the terms of this Scheme.

3.	CONDITIONS

3.1.	Conditions precedent to Implementation

This Scheme is conditional on, and will have no force or effect until, the satisfaction of each of the following conditions precedent:

(a)	as at 8.00am on the Second Court Hearing Date, neither the Implementation Agreement nor the Deed Poll having been terminated in accordance with their terms;

6

(b)

all of the conditions precedent set out in clause 4.1 of the Implementation Agreement having been satisfied or (other than the conditions precedent in clauses 4.1(b) and 4.1(c) of the Implementation Agreement, which cannot be waived) waived in accordance with the terms of the Implementation Agreement;

(c)

the Court having approved this Scheme, with or without any modification or condition, pursuant to section 411(4)(b) of the Corporations Act and, if applicable, Avita Australia and Avita US having accepted in writing any modification or condition made or required by the Court under section 411(6) of the Corporations Act; and

(d)

the coming into effect, pursuant to section 411(10) of the Corporations Act, of the orders of the Court made under section 411(4)(b) of the Corporations Act (and, if applicable, section 411(6) of the Corporations Act) in relation to this Scheme, and the provisions of clauses 4, 5, 6 and 7 will not come into effect unless and until each of these conditions precedent has been satisfied.

3.2.	Certificate in relation to conditions precedent

(a)

On the Second Court Hearing Date, Avita Australia and Avita US must each provide to the Court a certificate, or such other evidence as the Court requests, confirming (in respect of matters within their knowledge) whether or not all of the conditions precedent set out in clause 3.1(a) and 3.1(b) of this Scheme have been satisfied or waived as at 8.00am on the Second Court Hearing Date.

(b)

The giving of a certificate by each of Avita Australia and Avita US under clause 3.2(a) will, in the absence of manifest error, be conclusive evidence of whether the conditions precedent referred to in the certificate have been satisfied or waived as at 8.00am on the Second Court Hearing Date.

3.3.	Effective Date

Subject to clause 3.4, this Scheme will come into effect on the Effective Date.

3.4.	Sunset Date

This Scheme will lapse and be of no further force or effect if the Effective Date has not occurred on or before the Sunset Date.

4.	IMPLEMENTATION OF SCHEME

4.1.	Lodgement of Scheme Order

If the conditions precedent set out in clause 3.1 (other than the condition precedent in clause 3.1(d)) are satisfied, Avita Australia must lodge with ASIC in accordance with section 411(10) of the Corporations Act an office copy of the Court order approving this Scheme as soon as possible and, in any event, by no later than 5.00pm on the first Business Day after the day on which the Court approves this Scheme or such later date as Avita Australia and Avita US agree in writing.

4.2.	Provision of Scheme Consideration

On the Implementation Date, in consideration for the transfer to Avita US of all of the Scheme Shares, Avita US must provide the Scheme Consideration to each Scheme Participant in accordance with clause 5.

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4.3.	Transfer of Scheme Shares

(a)

Subject to this Scheme becoming Effective and provision of the Scheme Consideration in accordance with this Scheme, on the Implementation Date, all of the Scheme Shares, together with all rights and entitlements attaching to them at the Implementation Date, will be transferred to Avita US, without the need for any further action by any Scheme Participant, by:

(i)

Avita Australia delivering to Avita US a duly completed share transfer form executed on behalf of the Scheme Participants (which may be a master share transfer form) to transfer all of the Scheme Shares to Avita US;

(ii)	Avita US executing that transfer form and delivering it to Avita Australia for registration; and

(iii)	to the extent applicable, Avita Australia effecting a valid transfer of the Scheme Shares under section 1074D of the Corporations Act.

(b)

As soon as practicable after receipt of the abovementioned transfer form or completion of the transfer procedure, Avita Australia must enter the name and address of Avita US in the Register as the holder of all of the Scheme Shares.

(c)	To the extent permitted by law, the Scheme Shares will be transferred to Avita US free from all mortgages, pledges, security interests and other interests of third parties of any kind.

5.	SCHEME CONSIDERATION

5.1.	Provision of Scheme Consideration

Subject to clauses 5.5 and 5.6, the obligation of Avita US to provide the Scheme Consideration will be satisfied on the Implementation Date by Avita Australia procuring that Avita US, in accordance with its covenant in favour of Scheme Participants contained in clause 3 of the Deed Poll:

(a)

in the case of a Scheme Participant who holds Avita Australia Shares (other than the ADS Depositary, an Ineligible Shareholder or a Scheme Participant in respect of their entitlement to a Fractional Avita US Share), causes the Authorised Nominee to issue five Avita US CDIs to that Scheme Participant for every 100 Avita Australia Shares held by that Scheme Participant on the Record Date and issues to the Authorised Nominee (as depositary) the relevant number of Avita US Shares underlying such Avita US CDIs (being one Avita US Share for every five Avita US CDIs);

(b)

in the case of the Scheme Participant who is the ADS Depositary (who holds its Avita Australia Shares for the benefit of the ADS Holders), issues one Avita US Share to the ADS Depositary for every 100 Avita Australia Shares held by the ADS Depositary and procures the ADS Depositary to then, subject to compliance by the ADS Holders with the terms of the arrangements pursuant to which the ADS Depositary acts as depositary for the ADS Holders, deliver (by way of exchange) such Avita US Shares to the ADS Holders on the basis of one Avita US Share for every five Avita Australia ADSs held by the ADS Holder on the Record Date; and

(c)

causes the Authorised Nominee to issue the Sale Securities to the Sale Agent in the form of Avita US CDIs in accordance with clauses 5.5 and 5.6 and issues to the Authorised Nominee (as depositary) one Avita US Share for every 5 Avita US CDIs to be issued to the Sale Agent.

5.2.	CDIs - registration and notices

(a)

On the Business Day prior to the Implementation Date, Avita Australia must procure that Avita US enters in its register of stockholders the name of the Authorised Nominee (as depositary) to hold the Avita US Shares underlying the Avita US CDIs to be issued in accordance with this Scheme.

8

(b)	After the satisfaction of the obligation of Avita Australia in clause 5.2(a), Avita Australia must procure that Avita US:

(i)

on the Implementation Date procures that the Authorised Nominee records in the register of Avita US CDIs each Scheme Participant who is to receive Avita US CDIs under this Scheme and issues Avita US CDIs to the Sale Agent in accordance with clause 5.6; and

(ii)

as soon as is reasonably practical despatches, or causes to be despatched, to each Scheme Participant who is to receive Avita US CDIs under this Scheme, a holding statement or confirmation advice in the name of that Scheme Participant representing the number of Avita US CDIs issued to that Scheme Participant.

5.3.	Avita US Shares - registration and notices

The obligation of Avita Australia to procure that Avita US issues Avita US Shares under clause 5.1 of this Scheme will be satisfied by Avita US, on the Implementation Date, procuring the entry in its register of stockholders of the name of each person who is to receive Avita US Shares.

5.4.	Sequence of transactions

Subject to clauses 5.5, 5.6, 5.7 and 5.8, the transactions which form part of this Scheme will be implemented in the following sequence on the Implementation Date:

(a)	each Scheme Participant will receive the Scheme Consideration for the Scheme Shares held by that Scheme Participant on the Record Date; and

(b)	in exchange, all Scheme Shares will be transferred to Avita US.

5.5.	Fractional Avita US Shares

Where a Scheme Participant would otherwise be entitled under this Scheme to a fraction of an Avita US Share or a number of Avita US CDIs that will not be sufficient to equate to a whole Avita US Share as part of the Scheme Consideration (each a Fractional Avita US Share), the Scheme Participant’s Fractional Avita US Share will be aggregated with all other Fractional Avita US Shares and issued to the Sale Agent (in the form of Avita US CDIs) in accordance with clause 5.6.

5.6.	Sale facility

(a)

Where a Scheme Participant is an Ineligible Shareholder and/or is entitled to a Fractional Avita US Share (each, a Selling Shareholder), the number of Avita US Shares or Fractional Avita US Shares to which that Selling Shareholder would otherwise be entitled under this Scheme as part of the Scheme Consideration will be aggregated with those of all the other Selling Shareholders (together, the Sale Securities) and issued to the Sale Agent in the form of Avita US CDIs to be dealt with in accordance with clause 5.6(b). If the number of Sale Securities in aggregate do not represent a whole Avita US Share, then the number of Sale Securities will be rounded up to the next whole Avita US Share and be issued to the Sale Agent.

(b)	Avita US will procure that, after the Implementation Date, the Sale Agent must:

(i)

as soon as is reasonably practicable (and, in any case, within one month after the Implementation Date) offer all such Sale Securities for sale on the ASX in the form of Avita US CDIs in such manner, at such price and on such other terms as the Sale Agent determines in good faith and at the risk of the Selling Shareholders; and

9

(ii)

as soon as is reasonably practicable (and, in any case, within 10 Business Days after settlement of the last of those sales of Sale Securities) remit in Australian dollars the net proceeds to Avita US who will remit to each Selling Shareholder the same portion of the net proceeds of all such sales (after deduction of any applicable brokerage, stamp duty and other charges, fees and taxes) as the Sale Securities issued to the Sale Agent in respect of the Selling Shareholder bears to the total Sale Securities issued to and sold by the Sale Agent in respect of all Selling Shareholders.

(c)

The remittance by Avita US to each Selling Shareholder of the sale proceeds contemplated in clause 5.6(b) is in full and final satisfaction of that Selling Shareholder’s rights and entitlements to the Scheme Consideration referable to it.

(d)

Each Selling Shareholder, without the need for any further action, irrevocably appoints Avita US and each of the directors and officers of Avita US, jointly and severally, as its attorney and agent for the purposes of receiving any financial services guide or other notice given by the Sale Agent under the Corporations Act.

5.7.	Joint holders

In the case of Scheme Shares held in joint names:

(a)

any holding statement or transmittal letters for Avita US Shares or Avita US CDIs which are to be issued in respect of the relevant Scheme Shares will be issued in the names of the joint holders and sent to the address in the Register on the Record Date;

(b)	any Scheme Consideration will issued to and registered in the names of the joint holders; and

(c)	any amount to be made out to Scheme Participants with respect to Scheme Consideration will be made out to the joint holders.

5.8.	Obligations of Scheme Participants

Each Scheme Participant who will be issued Avita US Shares or Avita US CDIs agrees for all purposes to:

(a)	become a stockholder or CDI holder of Avita US (without the need for any further action on its part);

(b)	be bound by the certificate of incorporation and by-laws of Avita US in force from time to time in respect of the Avita US Shares or Avita US CDIs; and

(c)	have their name and address entered in the register of stockholders or CDI holders (as applicable) maintained by or behalf of Avita US.

6.	DEALINGS IN SCHEME SHARES

6.1.	Determination of Scheme Participants

(a)	Each Scheme Participant will be entitled to participate in this Scheme.

(b)	For the purpose of determining who are Scheme Participants, dealings in Avita Australia Shares will only be recognised if:

(i)	in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Register as the holder of the relevant Avita Australia Shares by the Record Date; or

(ii)	in all other cases, registrable transfers or transmission applications in respect of those dealings are received by the Share Registry on or before the Record Date.

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(c)	Avita Australia must register registrable transfers or transmission applications of the kind referred to in clause 6.1(b)(ii) by the Record Date.

(d)

Avita Australia will not accept for registration, nor recognise for any purpose, any transfer or transmission application in respect of Avita Australia Shares received after the Record Date (other than the transfers contemplated by clause 4.3).

(e)

If this Scheme becomes Effective, a Shareholder (and any person claiming through that holder) must not dispose of, or purport or agree to dispose of, any Avita Australia Shares or any interest in them after the Record Date (other than a transfer to Avita US in accordance with this Scheme and any subsequent transfers by Avita US or it successors in title).

6.2.	Maintenance of the Register

For the purpose of determining entitlements to the Scheme Consideration, Avita Australia will, until the Scheme Consideration has been provided, maintain or procure the maintenance of the Register in accordance with this clause 6. The Register in this form will solely determine entitlements to the Scheme Consideration.

6.3.	Effect of certificates and holding statements

From the Record Date (other than for Avita US on and from the Implementation Date and its successors in title), all certificates and holding statements for Avita Australia Shares will cease to have effect as documents of title, and each entry on the Register as at the Record Date will cease to have any effect other than as evidence of an entitlement of Scheme Participants to the Scheme Consideration.

6.4.	Information to be made available to Avita US

Avita Australia must procure that, as soon as reasonably practicable after the Record Date, details of the names, registered addresses and holdings of Avita Australia Shares of every Scheme Participant as shown in the Register at the Record Date are made available to Avita US in such form as Avita US reasonably requires.

7.	QUOTATION

Avita Australia will:

(a)	apply to ASX for suspension of the Avita Australia Shares from official quotation on the ASX with effect from the close of trading on the ASX on the Effective Date;

(b)

apply to NASDAQ for suspension of the Avita Australia ADSs from official quotation on NASDAQ (by way of submission of a “company event form” to NASDAQ in order to transfer the listing of the Avita Australia ADSs to a listing of the Avita US Shares) with effect from the close of trading on NASDAQ on the Implementation Date; and

(c)

if this Scheme has been fully implemented in accordance with its terms, on the date determined by Avita US, apply to ASX for the termination of official quotation of the Avita Australia Shares on the ASX and to have Avita Australia removed from the official list of ASX and apply to NASDAQ for the termination of the quotation of the Avita Australia ADSs on NASDAQ.

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8.	GENERAL SCHEME PROVISIONS

8.1.	Appointment of Avita Australia as agent and attorney

Each Scheme Participant, without the need for any further action, irrevocably appoints Avita Australia and each of the directors and officers of Avita Australia, jointly and severally, as its attorney and agent for the purposes of doing all things and executing all deeds, instruments, transfers and other documents that may be necessary or desirable to give full effect to this Scheme and the transactions contemplated by it, including:

(a)	in the case of Scheme Shares in a CHESS holding:

(i)

causing a message to be transmitted to ASX Settlement in accordance with the ASX Settlement Operating Rules so as to transfer the Scheme Shares held by the Scheme Participant from the CHESS sub-register of Avita Australia to the issuer sponsored sub-register operated by Avita Australia or the Share Registry at any time after Avita US has provided the Scheme Consideration which is due under this Scheme to Scheme Participants; and

(ii)	completing and signing on behalf of Scheme Participants any required form of transfer of Scheme Shares;

(b)

in the case of Scheme Shares registered in the issuer sponsored sub-register operated by Avita Australia or the Share Registry, completing and signing on behalf of Scheme Participants any required form of transfer;

(c)

in all cases, executing any document or doing any other act necessary or desirable to give full effect to this Scheme and the transactions contemplated by it, including executing a proper instrument of transfer of Scheme Shares for the purposes of section 1071B of the Corporations Act (which may be a master transfer); and

(d)	enforcing the Deed Poll against Avita US.

8.2.	Scheme Participant’s consent

Subject to the provision of the Scheme Consideration, each Scheme Participant:

(a)	agrees to the transfer of its Scheme Shares, together with all rights and entitlements attaching to them, to Avita US in accordance with the terms of this Scheme; and

(b)	the variation, cancellation or modification (if any) of the rights attached to its Avita Australia Shares constituted by or resulting from this Scheme.

8.3.	Warranty by Scheme Participants

Each Scheme Participant is deemed to have warranted to Avita Australia, and is deemed to have authorised Avita Australia to warrant to Avita US as agent and attorney for the Scheme Participant, that:

(a)

all of its Scheme Shares (including any rights and entitlements attaching to them) transferred to Avita US under this Scheme will, on the date of the transfer, be free from all mortgages, charges, liens, encumbrances, pledges, security interests and other interests of third parties of any kind;

(b)	all of its Scheme Shares will be fully paid on the date of transfer; and

(c)	it has full power and capacity to sell and transfer its Scheme Shares (including all rights and entitlements attaching to them) to Avita US.

8.4.	Rights in Avita Australia Shares

Shareholders will be entitled to any dividends and other distributions declared or paid on the Avita Australia Shares prior to the Implementation Date.

8.5.	Title to Scheme Shares

On and from the Implementation Date, subject to provision of the Scheme Consideration, Avita US will be beneficially entitled to all of the Scheme Shares pending registration by Avita Australia of Avita US in the Register as the holder of all of the Scheme Shares.

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8.6.	Appointment of Avita US as sole proxy

(a)

On and from the Implementation Date and subject to provision of the Scheme Consideration, until Avita Australia registers Avita US in the Register as the holder of all of the Scheme Shares, each Scheme Participant:

(i)

without the need for any further act irrevocably appoints Avita US as its agent and attorney (and irrevocably appoints Avita US as its agent and attorney to appoint any of the directors and officers of Avita US as its agent and attorney) to appoint any of the directors and officers of Avita US as its sole proxy and, where applicable, corporate representative, to attend shareholders’ meetings of Avita Australia, exercise the votes attached to the Scheme Shares registered in its name and sign any shareholders’ resolutions of Avita Australia, whether in person, by proxy or by corporate representative;

(ii)	must not attend or vote at any shareholders’ meetings of Avita Australia, or sign any resolutions, whether in person, by proxy or by corporate representative, other than under this clause 8.6(a); and

(iii)	must take all other actions in the capacity of the registered holder of Scheme Shares as Avita US directs.

8.7.	Scheme alterations and conditions

If the Court proposes to approve this Scheme subject to any alterations or conditions, Avita Australia may, by its counsel or solicitors, and with the consent of Avita US, consent to those alterations or conditions on behalf of all persons concerned, including, for the avoidance of doubt, all Scheme Participants.

8.8.	Acting in good faith

Neither Avita Australia nor Avita US, nor any of their respective officers or agents, will be liable to a Shareholder for anything done or omitted to be done in the performance of this Scheme in good faith.

8.9.	Effect of Scheme

This Scheme binds Avita Australia and all Scheme Participants (including those who do not attend the Scheme Meeting, do not vote at the Scheme Meeting or vote against this Scheme) and, to the extent of any inconsistency and to the extent permitted by law, overrides the constitution of Avita Australia.

8.10.	Notices

Where a notice, transfer, transmission application, direction or other communication referred to in this Scheme is sent by post to Avita Australia, it is deemed to have been received on the date (if any) on which it is actually received at Avita Australia’s registered office or at the place where the Register is kept and on no other date.

8.11.	Omission to give notice

The accidental omission to give notice of the Scheme Meeting or non-receipt of such notice by any Shareholder will not, unless so ordered by the Court, invalidate the Scheme Meeting or any proceedings of the Scheme Meeting.

8.12.	Further assurances

Each party must at its own expense, whenever requested by the other party, promptly do or, to the extent reasonably practicable, arrange for others to do everything, including executing all documents, reasonably necessary or desirable to give full effect to this Scheme and the transactions contemplated by it.

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8.13.	Costs and stamp duty

Subject to the terms of the Implementation Agreement, Avita Australia will pay the costs of this Scheme, except that Avita US will pay any stamp duty and any related fines or penalties payable on the transfer by Scheme Participants of the Scheme Shares to Avita US.

9.	GOVERNING LAW AND JURISDICTION

This Scheme is governed by the laws of New South Wales, Australia and the parties submit to the non-exclusive jurisdiction of the courts of New South Wales and courts of appeal from them. The parties will not object to the exercise of jurisdiction by those courts on any basis.

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APPENDIX D1: AVITA US DEED POLL FOR SHAREHOLDERS

Attached.

SCHEME DEED POLL

AVITA Therapeutics, Inc.

In favour of each Scheme Participant

KPMG Law

KPMG

International Towers Sydney 3

300 Barangaroo Avenue

Sydney NSW 2000

ABN 78 399 289 481 | DX1056 Sydney

Liability limited by a scheme approved under Professional Standards Legislation

CONTENTS

1.	DEFINITIONS AND INTERPRETATION	1

2.	CONDITIONS AND TERMINATION	2

3.	PROVISION OF SCHEME CONSIDERATION	2

4.	REPRESENTATIONS AND WARRANTIES	2

5.	CONTINUING OBLIGATIONS	3

6.	NOTICES	3

7.	GENERAL	4

8.	GOVERNING LAW AND JURISDICTION	5

PARTIES

AVITA Therapeutics, Inc., a company incorporated in the State of Delaware in the United States of America, with a principal business address of 28159 Avenue Stanford, Suite 220, Valencia, California 91355 (Avita US)

In favour of:

Each holder of issued fully paid ordinary shares in AVITA Medical Limited ACN 058 466 523 (Avita Australia) on issue as at the Record Date (Scheme Participants)

RECITALS

A.	On 20 April 2020, Avita US and Avita Australia entered into a scheme implementation agreement in connection with the Scheme (Implementation Agreement).

B.

Avita US is entering into this deed poll for the purpose of covenanting in favour of Scheme Participants to perform certain of its obligations under the Implementation Agreement and certain steps attributed to it under the Scheme, including ensuring that the Scheme Consideration is issued to Scheme Participants.

C.

The effect of the Scheme will be that the entire issued ordinary share capital of Avita Australia held by Scheme Participants as at the Record Date (Scheme Shares), together with all rights and entitlements attaching to the Scheme Shares, will be transferred to Avita US in consideration for the Scheme Consideration.

OPERATIVE PROVISIONS

1.	DEFINITIONS AND INTERPRETATION

1.1.	Definitions

In this deed poll the following terms have the following specific meanings:

Implementation Agreement has the meaning set out in Recital A.

Scheme means the scheme of arrangement between Avita Australia and the Scheme Participants under which all of the Scheme Shares will be transferred to Avita US under Part 5.1 of the Corporations Act as described in the Scheme, in consideration for the Scheme Consideration, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act to the extent they are approved in writing by Avita Australia and Avita US in accordance with the Scheme.

Scheme Shares has the meaning set out in Recital C.

1.2.	Interpretation

(a)

Terms that are defined in the Implementation Agreement have the same meaning in this deed poll, unless the context makes it clear that a definition is not intended to apply or the relevant term is otherwise defined in this deed poll.

(b)

Clauses 1.2 and 1.3 of the Implementation Agreement apply to the interpretation of this deed poll, except that references to ‘this agreement’ in those clauses are to be read as references to ‘this deed poll’.

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1.3. Nature of this deed poll

Avita US acknowledges that:

(a)	this document is a deed poll and may be relied on and enforced by any Scheme Participant in accordance with its terms even though the Scheme Participants are not a party to it; and

(b)

under the Scheme, each Scheme Participant irrevocably appoints Avita Australia and each of its directors and officers, jointly and severally, as its agent and attorney to enforce this document against Avita US.

2.	CONDITIONS AND TERMINATION

2.1.	Conditions precedent

Avita US’s obligations under clause 3 in relation to the Scheme are subject to the Scheme becoming Effective.

2.2.	Termination

Avita US’s obligations under this deed poll will automatically terminate and the terms of this deed poll will be of no further force or effect if:

(a)	the Implementation Agreement is terminated in accordance with its terms prior to the Effective Date for the Scheme; or

(b)	the Scheme does not become Effective on or before the Sunset Date,

unless Avita US and Avita Australia otherwise agree.

2.3.	Consequences of termination

If this deed poll is terminated under clause 2.2, then, in addition and without prejudice to any other rights, powers or remedies available to it:

(a)	Avita US is released from having to further perform its obligations under this deed poll except those obligations which by their nature survive termination; and

(b)	each Scheme Participant retains the rights it has against Avita US in respect of any breach of this deed poll which occurred before it was terminated.

3.	PROVISION OF SCHEME CONSIDERATION

Subject to clause 2, Avita US undertakes to each Scheme Participant that:

(a)

in consideration of the transfer to Avita US of all of the Scheme Shares, it will issue to each Scheme Participant (or, in accordance with clause 5.6 of the Scheme, to the Sale Agent on behalf of the Scheme Participant where such Scheme Participant is a Selling Shareholder) the Scheme Consideration in accordance with clause 5.1 of the Scheme; and

(b)	it will undertake all other actions attributed to it under, and otherwise comply with all of its other obligations in, the Scheme as if it were a party to the Scheme,

subject to and in accordance with the terms of the Scheme.

4.	REPRESENTATIONS AND WARRANTIES

Avita US represents and warrants in favour of each Scheme Participant that:

(a)	it is a corporation validly existing under the laws of its place of registration;

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(b)	it has the corporate power to enter into and perform its obligations under this deed poll and to carry out the transactions contemplated by this deed poll;

(c)

it has taken all necessary corporate action to authorise the entry into this deed poll and has taken or will take all necessary corporate action to authorise the performance of this deed poll and to carry out the transactions contemplated by this deed poll;

(d)	this deed poll is valid and binding upon it and enforceable against it in accordance with its terms; and

(e)	each Avita US Share will, upon issue to a Scheme Participant in accordance with the Scheme:

(i)	be fully paid up;

(ii)	be free from any security interest (other than as provided for under the by-laws of Avita US and the laws governing Avita US); and

(iii)	rank equally in all respects with all other Avita US Shares on issue as at the Implementation Date.

5.	CONTINUING OBLIGATIONS

This deed poll is irrevocable and, subject to clause 2, remains in full force and effect until the earlier of:

(a)	Avita US having fully performed its obligations under this deed poll; or

(b)	the termination of this deed poll under clause 2.2.

6.	NOTICES

6.1.	How to give notice

Any notice, demand, consent or other communication (a Notice) given to Avita US under or in connection with this deed poll:

(a)	must be in writing and signed by a person duly authorised by the sender; and

(b)	must be delivered to Avita US by prepaid post or by hand or by email to its relevant address.

6.2.	When notice is given

Any Notice given under or in connection with this deed poll will be taken to have been received by Avita US:

(a)	in the case of delivery by hand, when delivered at the address of Avita US;

(b)

in the case of delivery by post, three Business Days after the date of posting (if posted to an address in the same country) and seven Business Days after the date of posting (if posted to an address outside of the same country); and

(c)	in the case of email, when the sender receives a valid, digitally signed acknowledgement of receipt from the addressee,

but if a Notice is served by hand, or is received by email, on a day that is not a Business Day, or after 5.00pm (Avita US’s local time) on a Business Day, the Notice will be considered to have been received by Avita US at 9.00am (Avita US’s local time) on the next Business Day.

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6.3.	Address for notices

The address and email address of Avita US are those set out below (or as Avita US otherwise notifies):

Avita US

Address:	28159 Avenue Stanford, Suite 220, Valencia, California 91355

Email address:	dmcintyre@avitamedical.com

Attention:	David McIntyre

7.	GENERAL

7.1.	Stamp duty

Avita US will:

(a)	pay all stamp duty (including fines, penalties and interest) in respect of this deed poll, the performance of this deed poll and each transaction effected by or made under this deed poll; and

(b)	indemnify each Scheme Participant against any liability arising from a failure to comply with clause 7.1(a).

7.2.	Amendment

A provision of this deed poll may not be amended or varied unless:

(a)

before the Second Court Hearing Date, the amendment or variation is agreed in writing by Avita Australia (on behalf of each Scheme Participant, but without the need for Avita Australia to refer the amendment or variation to any Scheme Participant) and (if required) is approved by the Court; or

(b)

on or after the Second Court Hearing Date, the amendment or variation is agreed in writing by Avita Australia (on behalf of each Scheme Participant, but without the need for Avita Australia to refer the amendment or variation to any Scheme Participant) and is approved by the Court, and Avita US executes a further deed poll in favour of each Scheme Participant giving effect to that amendment or variation.

7.3.	Rights cumulative

The rights, powers and remedies of Avita US and of each Scheme Participant under this deed poll are in addition to, and do not exclude or limit, any right, power or remedy provided by law independently of this deed poll.

7.4.	Assignment

The rights and obligations of Avita US and of each Scheme Participant under this deed poll are personal and they cannot be assigned, encumbered or otherwise dealt with at law or in equity.

7.5.	Further assurances

Avita US will, at its own expense, whenever required by Avita Australia execute all deeds and other documents and do all acts and things as may be reasonably necessary to give full effect to this deed poll.

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7.6.	Waiver

In relation to this deed poll:

(a)

a failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this deed poll by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this deed poll;

(b)	no waiver of a breach of any term of this deed poll will operate as a waiver of another breach of that term or of a breach of any other term of this deed poll;

(c)	nothing in this deed poll obliges a party to exercise a right to waive any conditional term of this deed poll that may be in its power; and

(d)	a provision of or right under this deed poll may not be waived except in writing signed by the person granting the waiver.

8.	GOVERNING LAW AND JURISDICTION

This deed poll is governed by the laws of New South Wales, Australia and Avita US irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of New South Wales and courts of appeal from them. Avita US will not object to the exercise of jurisdiction by those courts on any basis.

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EXECUTION

Executed as a deed poll

Executed by an authorised signatory of
AVITA Therapeutics, Inc.:

/s/ Donna Shiroma
Signature of authorised person

Donna Shiroma
Name of authorised person (print)

Secretary and Genaral Counsel
Title of authorised person (print)

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APPENDIX D2: AVITA US DEED POLL FOR OPTION / RSU / WARRANT HOLDERS

Attached.

DEED POLL

OPTIONS, RSUS AND WARRANTS

AVITA Therapeutics, Inc.

In favour of each holder of Options, RSUs and Warrants

KPMG Law

KPMG

International Towers Sydney 3

300 Barangaroo Avenue

Sydney NSW 2000

ABN 78 399 289 481 | DX1056 Sydney

Liability limited by a scheme approved under Professional Standards Legislation

CONTENTS

1.	DEFINITIONS AND INTERPRETATION	3

2.	CONDITIONS AND TERMINATION	4

3.	COVENANT	4

4.	REPRESENTATIONS AND WARRANTIES	5

5.	CONTINUING OBLIGATIONS	5

6.	NOTICES	5

7.	GENERAL	6

8.	GOVERNING LAW AND JURISDICTION	7

2

PARTIES

AVITA Therapeutics, Inc., a company incorporated in the State of Delaware in the United States of America, with a principal business address of 28159 Avenue Stanford, Suite 220, Valencia, California 91355 (Avita US)

In favour of:

Each holder of Options, RSUs and Warrants on issue as at the Implementation Date (Holders)

RECITALS

A.	Avita Australia is an Australian public company listed on the ASX (as its primary listing) and on NASDAQ (as its secondary listing).

B.	Avita Australia is the parent company of the Avita Group.

C.	Avita US is a company incorporated in Delaware in the United States.

D.

Avita Australia is proposing a scheme of arrangement between itself and its shareholders under Part 5.1 of the Corporations Act, pursuant to which Avita US will acquire the entire issued share capital of Avita Australia and consequently the Avita Group will redomicile from Australia to the United States.

E.	Upon Implementation:

(1)	Avita Australia will become a wholly-owned subsidiary of Avita US;

(2)	Avita Australia will cease to be listed on the ASX (as its primary listing) and on NASDAQ (as its secondary listing); and

(3)	the common stock of Avita US will be quoted on NASDAQ, with the CDIs of Avita US quoted on the ASX.

F.

Prior to proposing the scheme of arrangement referred to in Recital D, Avita Australia granted Options, RSUs and Warrants on contractual terms having the effect that if such a scheme of arrangement was to become effective, the entitlements of Holders to be issued Avita Australia Shares on the exercise or vesting of those securities would instead become entitlements to be issued Avita US Shares.

G.

Avita US is entering into this deed poll for the purpose of covenanting in favour of Holders to ensure that the entitlements of Holders under the Options, RSUs and Warrants that they hold are made available to Holders in accordance with the contractual terms pursuant to which the Options, RSUs and Warrants were granted.

OPERATIVE PROVISIONS

1.	DEFINITIONS AND INTERPRETATION

1.1.	Definitions

In this deed poll, the following terms have the following specific meanings:

Implementation Agreement means the Scheme Implementation Agreement entered into between Avita US and Avita Australia on 20 April 2020 in connection with the Scheme.

Option means an option to subscribe for a share in Avita Australia (other than a Warrant), and includes an option to subscribe for a share in Avita Australia granted under, and subject to the terms of, the Avita Australia 2016 Employee Incentive Option Plan.

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RSU means a restricted security unit of Avita Australia, being an unfunded and unsecured contractual entitlement to be issued or transferred a share in Avita Australia on a future date (after vesting of the entitlement).

Warrant means an option to subscribe for a share in Avita Australia at an exercise price of $0.126 and with an expiry date of 31 December 2020.

1.2.	Interpretation

(a)

Terms that are defined in the Implementation Agreement have the same meaning in this deed poll, unless the context makes it clear that a definition is not intended to apply or the relevant term is otherwise defined in this deed poll.

(b)

Clauses 1.2 and 1.3 of the Implementation Agreement apply to the interpretation of this deed poll, except that references to ‘this agreement’ in those clauses are to be read as references to ‘this deed poll’.

1.3.	Nature of this deed poll

Avita US acknowledges that this document is a deed poll and may be relied on and enforced by any Holder in accordance with its terms even though the Holders are not a party to it.

2.	CONDITIONS AND TERMINATION

2.1.	Conditions precedent

Avita US’s obligations under clause 3 are subject to the Scheme becoming Effective.

2.2.	Termination

Avita US’s obligations under this deed poll will automatically terminate and the terms of this deed poll will be of no further force or effect if:

(a)	the Implementation Agreement is terminated in accordance with its terms prior to the Effective Date for the Scheme; or

(b)	the Scheme does not become Effective on or before the Sunset Date,

unless Avita US and Avita Australia otherwise agree.

2.3.	Consequences of termination

If this deed poll is terminated under clause 2.2, then, in addition and without prejudice to any other rights, powers or remedies available to it:

(a)	Avita US is released from having to further perform its obligations under this deed poll except those obligations which by their nature survive termination; and

(b)	each Holder retains the rights it may have against Avita US in respect of any breach of this deed poll which occurred before it was terminated.

3.	COVENANT

Subject to clause 2, Avita US covenants in favour of each Holder that, with effect from the Implementation Date, it will:

(a)

ensure that, subject to clause 3(b), the entitlements of that Holder under those Options, RSUs and Warrants (as applicable) that it holds at the Implementation Date that have not otherwise lapsed, expired, vested or been exercised will continue to be made available to the Holder in accordance with and subject to the contractual terms pursuant to which the Options, RSUs and Warrants were granted to the Holder by Avita Australia; and

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(b)

in accordance with the contractual terms referred to in clause 3(a), upon the valid exercise or vesting of any of those Options, RSUs or Warrants (as applicable) on or after the Implementation Date, issue to that Holder one Avita US Share or procure the Authorised Nominee to issue to the Holder five Avita US CDIs for every 100 Avita Australia Shares to which the Holder would otherwise have been entitled to be issued pursuant to such exercised or vested Options, RSUs or Warrants (as applicable), subject to any adjustments to the terms of the Options, RSUs or Warrants that may be made from time to time pursuant to and in accordance with the contractual terms referred to in clause 3(a).

4.	REPRESENTATIONS AND WARRANTIES

Avita US represents and warrants in favour of each Holder that:

(a)	it is a corporation validly existing under the laws of its place of registration;

(b)	it has the corporate power to enter into and perform its obligations under this deed poll and to carry out the transactions contemplated by this deed poll;

(c)

it has taken all necessary corporate action to authorise the entry into this deed poll and has taken or will take all necessary corporate action to authorise the performance of this deed poll and to carry out the transactions contemplated by this deed poll;

(d)	this deed poll is valid and binding upon it and enforceable against it in accordance with its terms; and

(e)	each Avita US Share or Avita US CDI will, upon issue as a result of the valid exercise of an Option or a Warrant or vesting of an RSU (as applicable):

(i)	be fully paid up;

(ii)	be free from any security interest (other than as provided for under the by-laws of Avita US and the laws governing Avita US); and

(iii)	rank equally in all respects with all Avita US Shares or Avita US CDIs then on issue.

5.	CONTINUING OBLIGATIONS

This deed poll is irrevocable and, subject to clause 2, remains in full force and effect until:

(a)	Avita US has fully performed its obligations under this deed poll; or

(b)	the earlier termination of this deed poll under clause 2.2.

6.	NOTICES

6.1.	How to give notice

Any notice, demand, consent or other communication (a Notice) given to Avita US under or in connection with this deed poll:

(a)	must be in writing and signed by a person duly authorised by the sender; and

(b)	must be delivered to Avita US by prepaid post or by hand or by email to its relevant address.

6.2.	When notice is given

Any Notice given to Avita US under or in connection with this deed poll will be taken to have been received by Avita US:

(a)	in the case of delivery in person, when delivered at the address of Avita US;

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(b)

in the case of delivery by post, three Business Days after the date of posting (if posted to an address in the same country) and seven Business Days after the date of posting (if posted to an address outside of the same country); and

(c)	in the case of email, when the sender receives a valid, digitally signed acknowledgement of receipt from the addressee,

but if a Notice is served by hand, or is received by email, on a day that is not a Business Day, or after 5.00pm (Avita US’s local time) on a Business Day, the Notice will be considered to have been received by Avita US at 9.00am (Avita US’s local time) on the next Business Day.

6.3.	Address for notices

The address and email address of Avita US are those set out below (or as Avita US otherwise notifies):

Avita US

Address:	28159 Avenue Stanford, Suite 220, Valencia, California 91355

Email address:	dmcintyre@avitamedical.com

Attention:	David McIntyre

7.	GENERAL

7.1.	Stamp duty

Avita US will:

(a)

pay all stamp duty (including fines, penalties and interest) payable on or in respect of this deed poll, the performance of this deed poll and any transaction effected or made under this deed poll; and

(b)	indemnify each Holder against any liability arising from a failure to comply with clause 7.1(a).

7.2.	Amendment

A provision of this deed poll may not be amended or varied unless the amendment or variation is agreed in writing by the Holders and Avita US executes a further deed poll in favour of each Holder giving effect to that amendment or variation.

7.3.	Rights cumulative

The rights, powers and remedies of Avita US and of each Holder under this deed poll are in addition to, and do not exclude or limit, any right, power or remedy provided by law independently of this deed poll.

7.4.	Assignment

The rights and obligations of Avita US and of each Holder under this deed poll are personal and they cannot be assigned, encumbered or otherwise dealt with at law or in equity.

7.5.	Waiver

(a)

Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this deed poll by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this deed poll.

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(b)	No waiver of a breach of any term of this deed poll will operate as a waiver of another breach of that term or of a breach of any other term of this deed poll.

(c)	Nothing in this deed poll obliges a party to exercise a right to waive any conditional term of this deed poll that may be in its power.

(d)	A provision of or right under this deed poll may not be waived except in writing signed by the person granting the waiver.

8.	GOVERNING LAW AND JURISDICTION

This deed poll is governed by the laws of New South Wales, Australia and Avita US irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of New South Wales and courts of appeal from them. Avita US will not object to the exercise of jurisdiction by those courts on any basis.

7

EXECUTION

Executed as a deed poll

Executed by an authorised signatory of
AVITA Therapeutics, Inc.:

Signature of authorised person

Donna Shiroma
Name of authorised person (print)

Secretary and General Counsel
Title of authorised person (print)

8

APPENDIX E: EXPLANATION OF CDI ARRANGEMENTS

1.	What are CDIs?

As Avita US intends to be listed on the ASX, Avita US will, in order for Avita US Shares to trade electronically on the ASX, need to participate in the electronic transfer and settlement system known as “CHESS”.

CHESS cannot be directly used, however, for the transfer of securities of companies domiciled in certain foreign jurisdictions, such as the United States. Accordingly, to enable Avita US Shares to be cleared and settled electronically through CHESS, Avita US will issue depositary interests called CHESS Depositary Interests or CDIs (that is, Avita US CDIs) to Eligible Shareholders (other than the ADS Depositary) under the Proposed Transaction.

CDIs confer the beneficial ownership in foreign securities, such as Avita US Shares, on the CDI holder, with the legal title to such securities held by an Australian depositary entity (in this case, CHESS Depositary Nominees Pty Ltd, the Authorised Nominee).

Accordingly, if Avita US’s listing application is approved by ASX, Eligible Shareholders (other than the ADS Depositary) will receive Avita US CDIs as their Scheme Consideration. Each Avita US CDI Holder will be deemed to acknowledge and agree for the benefit of Avita US that they are bound by the by-laws of Avita US in respect of any Avita US CDIs issued to them.

2.	Who is the Authorised Nominee and what is their role?

Avita US will appoint the Authorised Nominee to hold the legal title to Avita US Shares for the benefit of Avita US CDI Holders. The Authorised Nominee is an approved general shareholder of ASX Settlement and a wholly-owned subsidiary of ASX. The Authorised Nominee will be the registered holder of those Avita US Shares held for the benefit of Avita US CDI Holders. The Authorised Nominee does not charge a fee for providing this service to Avita US CDI Holders.

3.	What is the ratio of Avita US CDIs to Avita US Shares

Five Avita US CDIs will represent an interest in one Avita US Share.

4.	How is trading in Avita US CDIs effected?

Holders of Avita US CDIs who wish to trade their Avita US CDIs will be transferring the beneficial interest in the underlying Avita US Shares that the Avita US CDIs represent rather than the legal title to those Avita US Shares. The transfer will be settled electronically by delivery of the relevant Avita US CDI holding through CHESS. In other respects, trading in Avita US CDIs is essentially the same as trading in other CHESS approved securities, such as Shares.

Importantly, only Avita US CDIs can be traded on the ASX. Avita US Shares cannot be traded on the ASX unless they are converted into Avita US CDIs.

5.	Will Avita US CDIs be listed and trade on NASDAQ?

Avita US CDIs will be quoted and traded on the ASX in Australian dollars and will not be quoted on NASDAQ. Avita US Shares will be quoted and traded on NASDAQ in US dollars and will not be quoted on the ASX. Avita US CDI Holders should note that there may be differences in the levels of trading and liquidity of Avita US CDIs on the ASX and Avita US Shares on NASDAQ. Avita US CDI Holders can elect to convert their Avita US CDIs to Avita US Shares (and vice versa) at any time after the Proposed Transaction is implemented.

6.	Holding statements for Avita US CDI Holders

If an Avita US CDI Holder is sponsored by a participant in CHESS (usually their broker), the Avita US CDI Holder can hold their Avita US CDIs on the CHESS sub-register. Otherwise, Avita US CDIs will be held on the issuer-sponsored sub-register.

Each Avita US CDI Holder will receive a holding statement when its Avita US CDI holding is first established (i.e. upon implementation of the Proposed Transaction) with the reference number of their holding.

7.	What rights do Avita US CDI Holders have?

As noted above, Avita US CDI Holders will not hold the legal title to the underlying Avita US Share to which the Avita US CDIs relate, as the legal title to the Avita US Share will be held by the Authorised Nominee. Avita US CDI Holders will, however, have a beneficial interest in the underlying Avita US Share. Section 9.3 of the Scheme Booklet contains a summary of the principal rights attaching to Avita US Shares.

The following provides an overview of the rights and entitlements of Avita US CDI Holders. This summary is not exhaustive and does not constitute a definitive statement of the rights and liabilities of Avita US CDI Holders. To obtain such a statement, persons should seek independent legal advice.

(a)	Dividends and Distributions

Despite legal title being vested in the Authorised Nominee, the ASX Settlement Operating Rules provide that Avita US CDI Holders are entitled to receive all the direct economic benefits and other entitlements in relation to the underlying Avita US Shares that are held by the Authorised Nominee, including dividends and other entitlements that attach to the underlying Avita US Shares.

It is possible that marginal differences may exist between the resulting entitlement of an Avita US CDI Holder and the entitlements that would have accrued if an Avita US CDI Holder held their holding directly as Avita US Shares. As the ratio of Avita US CDIs to Avita US Shares is not one-to-one and any entitlement will be determined on the basis of Avita US Shares rather than Avita US CDIs, an Avita US CDI Holder may not always benefit to the same extent (e.g. from the rounding up of fractional entitlements). Avita US will, however, be required by the ASX Settlement Operating Rules to minimise any such differences where legally permissible.

If a cash dividend or any other cash distribution is declared in a currency other than Australian dollars, Avita US currently intends to convert that dividend or other cash distribution to which Avita US CDI Holders are entitled to Australian dollars and distribute it to the relevant Avita US CDI Holders in accordance with the Avita US CDI Holder’s entitlement.

Due to the need to convert dividends from United States dollars to Australian dollars in the above mentioned circumstances, Avita US CDI Holders may potentially be advantaged or disadvantaged by exchange rate fluctuations, depending on whether the Australian dollar weakens or strengthens against the United States dollar during the period between the resolution to pay a dividend and conversion into Australian dollars.

(b)	Corporate Actions

Under the ASX Settlement Operating Rules, Avita US CDI Holders are entitled to receive all the direct economic benefits and other entitlements in relation to the underlying Avita US Shares that are held by the Authorised Nominee. These include the entitlement to participate in rights issues, bonus issues and capital reductions. Avita US is generally required to treat Avita US CDI Holders, in respect of corporate actions, as if they were the holders of the underlying Avita US Shares.

As noted above, it is possible that marginal differences may exist between the resulting entitlement of an Avita US CDI Holder and the entitlements that would have accrued if an Avita US CDI Holder held their holding directly as Avita US Shares. As the ratio of Avita US CDIs to Avita US Shares is not one-to-one and any entitlement will be determined on the basis of Avita US Shares rather than Avita US CDIs, an Avita US CDI Holder may not always benefit to the same extent (e.g. from the rounding up of fractional entitlements). Avita US will, however, be required by the ASX Settlement Operating Rules to minimise any such differences where legally permissible.

(c)	Takeovers

If a takeover bid or similar transaction is made in respect of any Avita US Shares of which the Authorised Nominee is the registered holder, under the ASX Settlement Operating Rules, the Authorised Nominee is prohibited from accepting the offer made under the takeover bid except to the extent that acceptance is authorised by the relevant Avita US CDI Holder in respect of the Avita US Shares represented by their holding of Avita US CDIs.

The Authorised Nominee must accept a takeover offer in respect of Avita US Shares represented by a holding of Avita US CDIs if the relevant Avita US CDI Holder instructs it to do so and must notify the entity making the takeover bid of the acceptance.

(d)	Rights on liquidation and winding up

If Avita US is liquidated, dissolved or wound up, an Avita US CDI Holder will be entitled to the same economic benefit in relation to their Avita US CDIs (through the Authorised Nominee) as holders of Avita US Shares.

(e)	Communications

Avita US CDI Holders will receive from Avita US all of the notices and company announcements (such as annual reports) that Avita US Shareholders are entitled to receive from Avita US.

(f)	Voting

If Avita US CDI Holders wish to attend and vote at Avita US’s general meetings, they will be able to do so. Under the ASX Listing Rules and the ASX Settlement Operating Rules, Avita US must allow Avita US CDI Holders to attend any meeting of the holders of Avita US Shares unless applicable US law at the time of the meeting prevents Avita US CDI Holders from attending those meetings.

In order to vote at a stockholder meeting of Avita US, an Avita US CDI Holder has the following options:

(i)

instruct the Authorised Nominee (as the legal owner of the Avita US Shares) to vote the Avita US Shares represented by their Avita US CDIs in a particular manner. A voting instruction form will be sent to Avita US CDI Holders with the notice of meeting or proxy statement for the meeting and that instruction form must be completed and returned to Avita US’s Registry prior to the meeting. The instruction form must be completed and returned to Avita US’s Registry prior to the record date fixed for the relevant meeting (CDI Voting Instruction Receipt Time), which is notified to the Avita US CDI Holder in the voting instructions included in a notice of meeting; or

(ii)

inform Avita US that they wish to nominate themselves or a third party to be appointed as the Authorised Nominee’s proxy with respect to their Avita US Shares underlying their Avita US CDIs for the purposes of attending and voting at the meeting. The instruction form must be completed and returned to Avita US’s Registry prior to the CDI Voting Instruction Receipt Time.

Alternatively, an Avita US CDI Holder can convert their Avita US CDIs into a holding of Avita US Shares and vote those Avita US Shares at a meeting of Avita US. Such a conversion must be undertaken prior to the record date fixed by the Avita US Board for determining the entitlement of stockholders to attend and vote at the meeting. However, if the former Avita US CDI Holder later wishes to sell their investment on the ASX, it would be necessary to convert those Avita US Shares back to Avita US CDIs. Further details on the conversion process are set out in section 8 of this Appendix E (below).

As Avita US Holders will not appear on Avita US’s stockholder register as the legal holders of the underlying Avita US Shares, they will not be entitled to vote at a stockholder meeting unless one of the above steps in undertaken.

As each Avita US CDI represents 1/5 of an Avita US Share, if the Avita US CDI Holder takes one of the steps noted above to allow it to vote at a stockholder meeting, the Avita US CDI Holder will be entitled to one vote for every five Avita US CDIs it holds.

8.	How are Avita US CDIs converted into Avita US Shares (and vice versa)?

(a)	Converting Avita US CDIs to Avita US Shares

If Avita US CDI Holders wish to convert their Avita US CDIs into Avita US Shares, they may do so by instructing Avita US’s Registry:

•

directly in the case of Avita US CDIs on the issuer sponsored sub-register operated by Avita US. Avita US CDI Holders will be provided with a CDI issuance request form for completion and return to Avita US’s Registry; or

•

through their sponsoring participant (usually their broker) in the case of Avita US CDIs which are sponsored on the CHESS sub-register. In this case, the sponsoring broker will arrange for completion of the relevant form and its return to Avita US’s Registry.

Avita US will then arrange for the transfer of the relevant Avita US Shares from the Authorised Nominee to the former Avita US CDI Holder, recording them in the Avita US Register in book entry form or, if requested, deliver the relevant Avita US Shares to their DTC participant in the United States Central Securities Depository, and trading on the ASX will no longer be possible. The Avita US Registry will not charge a fee to a holder of Avita US CDIs seeking to convert their Avita US CDIs to Avita US Shares, although a fee will be payable by market participants.

(b)	Converting Avita US Shares to Avita US CDIs

If Avita US Shareholders wish to convert their Avita US Shares into Avita US CDIs, they may do so by contacting Avita US’s Registry in the United States. In this instance, underlying Avita US Shares will be transferred to the Authorised Nominee, and Avita US CDIs (and a holding statement for the corresponding Avita US CDIs) will be issued to the relevant security holder. No trading in the Avita US CDIs should take place on the ASX until this conversion process is complete. The Avita US Registry will not charge a fee to a holder of Avita US Shares seeking to convert their Avita US Shares to Avita US CDIs, although a fee will be payable by market participants.

In either case, it is expected that each of the above processes will be completed within 24 hours, provided that Avita US’s Registry is in receipt of a duly completed and valid request form. No guarantee can, however, be given about the time required for this conversion to take place.

9.	Fees

An Avita US CDI Holder will not incur any additional ASX or ASX Settlement charges or fees as a result of holding Avita US CDIs rather than Avita US Shares.

10.	Further information

For further information in relation to CDIs and the matters referred to above, please refer to the ASX website and the documents entitled:

•	ASX Guidance Note 5 CHESS Depositary Interests (CDIs): www.asx.com.au/documents/rules/gn05_chess_depositary_interests.pdf

•	Understanding CHESS Depository Interests: www.asx.com.au/documents/settlement/CHESS_Depositary_Interests.pdf

Alternatively, Shareholders can also contact their broker or the relevant registry at the details provided below:

In Australia:

Computershare Investor Services Pty Limited

Level 11, 172 St Georges Terrace

Perth, WA 6000 Australia

In the United States:

Computershare Trust Company N.A

Transfer Agent and Registrar

250 Royall Street

Canton, MA 02021

APPENDIX F: NOTICE OF MEETING

Notice of a Court Ordered Scheme Meeting of

Shareholders

AVITA Medical Limited ABN 28 058 466 523 (the Company )

Notice is given that, in accordance with an order of the Federal Court of Australia, made on 11 May 2020, pursuant to section 411(1) of the Corporations Act, a meeting of Shareholders will be held at 9.00am (AEST) on 15 June 2020 (which corresponds to 7.00pm on 14 June 2020 in Wilmington in the State of Delaware in the United States of America). Due to the response by Australian governments to the COVID-19 pandemic and in accordance with orders made by the Court, the Scheme Meeting will be conducted as a virtual meeting by way of live webcast only.

Capitalised terms in this Notice of Meeting that are not otherwise defined have the same meaning as is given to those terms in the Scheme Booklet, of which this Notice of Meeting forms part.

Purpose of the Scheme Meeting

The purpose of the Scheme Meeting to be held pursuant to this Notice of Meeting is to consider and, if thought fit, to agree to a scheme of arrangement (with or without modification by the Court) proposed to be made between the Company and its Shareholders.

Scheme Resolution

To consider and, if thought fit, to pass the following resolution:

“That pursuant to and in accordance with section 411 of the Corporations Act 2001 (Cth), the scheme of arrangement proposed between the Company and the holders of its ordinary shares, the terms of which are described in the Scheme Booklet, of which the notice convening this meeting forms part, is approved, and the Board is authorised to agree to such alterations or conditions as are thought fit by the Court and, subject to approval of the Scheme by the Court, to implement the Scheme with any such alterations or conditions.”

Important note:

The Chair of the Scheme Meeting and the members of the Board intend to vote all valid undirected proxies which they receive for (or in favour of) the Scheme Resolution.

By order of the Court

Mr Mark Licciardo

Company Secretary

EXPLANATORY NOTES

Scheme Booklet

To enable you to make an informed decision about taking part in the Scheme Meeting (by way of live webcast) and voting on the Scheme Resolution, further information on the Scheme is set out in the Scheme Booklet, of which this Notice of Meeting forms part. You should read the Scheme Booklet and its appendices in full before making a decision whether, and as to how, you intend to vote on the Scheme Resolution.

The purpose of the Scheme Booklet is to explain the terms of the Scheme (and, more broadly, the Proposed Transaction), the manner in which the Scheme will be considered and (if approved) implemented, to set out certain information required by law and to provide all other information (other than information previously disclosed to Shareholders) which is known to the Company and which is material to the decision of Shareholders whether or not to vote in favour of the Scheme Resolution.

Shareholder approval of the Scheme Resolution

For the Scheme to proceed, the Scheme Resolution must be approved by:

•	a majority in number (more than 50%) of Shareholders present and voting (either in person or by proxy, attorney or corporate representative) at the Scheme Meeting by way of live webcast; and

•	at least 75% of the total number of votes cast on the Scheme Resolution.

Court approval

The Scheme is subject to approval by the Court. The Court has discretion whether or not to approve the Scheme, even if the Scheme Resolution is approved by the requisite majorities of Shareholders.

Entitlement to vote

Shareholders who are registered in the Register as at 9.00am (AEST) on 13 June 2020 will be entitled to vote at the Scheme Meeting by way of live webcast. Accordingly, transactions registered after that time will be disregarded for determining a Shareholder’s entitlement to take part in and vote at the Scheme Meeting.

Voting on the Scheme Resolution will be conducted by way of a poll. As such, each Shareholder is entitled to one vote on the Scheme Resolution for each Share held.

ADS Holders should refer to section 3.11 of the Scheme Booklet for voting information.

To vote

The live webcast of the Scheme Meeting will be available to view via the Company’s website (www.avitamedical.com). Taking part in the Scheme Meeting by way of live webcast will enable Shareholders to listen to the Scheme Meeting live, view slides and proxy results and to also ask questions and cast their vote at the appropriate times whilst the Scheme Meeting is in progress.

The Company strongly encourages the participation of Shareholders in the Scheme Meeting. Instructions on how to participate in the live webcast through your computer or mobile device are provided at section 3.7 of this Scheme Booklet. Additional information regarding participating in the live webcast, including how to vote and ask questions during the live webcast of the Scheme Meeting (as well as browser requirements) will be detailed in the Scheme Meeting User Guide which will be made available on the Company’s website (www.avitamedical.com) prior to the Scheme Meeting. Instructions will also be provided during the Scheme Meeting.

Shareholders are also invited to lodge questions in advance of the Scheme Meeting by sending an email containing their question(s) to info@avitamedical.com by 5.00pm (AEST) on 8 June 2020. Emailed questions will be addressed during the Scheme Meeting.

Shareholders who are unable to personally take part in the Scheme Meeting by way of live webcast (or choose not to) are strongly encouraged to:

•	appoint a proxy to take part in the Scheme Meeting by way of live webcast and vote on their behalf using the Proxy Form that accompanies the Scheme Booklet;

•	appoint an attorney to take part in the Scheme Meeting and vote on their behalf by way of live webcast, using a power of attorney; or

•

in the case of a body corporate, appoint a body corporate representative to take part in the Scheme Meeting by way of live webcast and vote on their behalf, using a certificate of appointment of corporate representative.

Details about how to appoint a proxy, attorney or corporate representative (as relevant) are set out in section 3 of the Scheme Booklet, entitled ‘Voting on the Proposed Transaction’.

Further information

Further information concerning the Scheme Resolution and the voting procedures for the Scheme Meeting is set out in section 3 of the Scheme Booklet.

If you have any further questions about the Scheme Meeting or the Scheme Resolution, please call the Company’s enquiry line on 1300 113 256 (Australia toll free) or +61 3 9415 4090 (outside Australia) on Business Days from 8.30am to 5.00pm Monday to Friday.

Alternatively, you can seek professional guidance from your financial, legal, taxation or other independent and qualified professional adviser.

APPENDIX G: COMPARISON OF THE LEGAL REGIMES OF AUSTRALIA AND THE UNITED STATES

The below sets out a comparison of some of the main differences between Australian and Delaware corporate laws. The comparison is provided in summary form and is not an exhaustive statement of all relevant laws, rules and regulations. It is intended as a general guide only. It should be read in conjunction with section 9 of the Scheme Booklet. Shareholders should consult with their financial, legal, taxation or other independent and qualified professional adviser if they require further information or queries.

	Rights of holders of Shares	Rights of holders of Avita US Shares
Rights attaching to shares / stock

Share capital	Australian law does not contain any concept of authorised capital or par value per share. The number and issue price of shares is set by the Board at the time of each issue.	Avita US’s certificate of incorporation authorises the issue of up to 210,000,000 shares, consisting of 200,000,000 shares of voting common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share.

Issue of new shares / stock

Subject to the ASX Listing Rules and the Corporations Act, the Board is generally free to authorise the issue of additional securities.

ASX Listing Rule 7.1 prohibits any entity from issuing or agreeing to issue securities in any 12 month period if the issue would exceed 15% of the entity’s fully paid ordinary securities unless it obtains shareholder approval (unless an exception applies).

There are also restrictions under the Corporations Act and the ASX Listing Rules with respect to issuance of securities under certain circumstances, such as to related parties (including to Directors), unless an exception applies.

If all the stock authorised in Avita US’s certificate of incorporation has not been issued, then the Avita US Board may issue Avita US Shares in such manner, for such consideration and on such terms as the Avita US Board may determine, without Avita US Shareholder approval, not exceeding the number of authorised stock.

Under the NASDAQ Listing Rules, Avita US Shareholder approval is required for certain significant issuances of Avita US Shares, including issuances in excess of 20% of the voting power or number of stock outstanding before the issuance (or 5% in the case of certain related parties), issuances of Avita US Shares that will result in a change in control and issuances in connection with a new or materially amended equity compensation arrangement for officers, directors, employees or consultants of Avita US.

As Avita US intends to be listed on the ASX, the ASX Listing Rules regarding restrictions on the issue of new securities will continue to apply to Avita US.

Buy-back of shares / stock

The Corporations Act allows a company to buy-back its shares through a specific buy-back procedure, provided that:

(a)   the buy-back does not materially prejudice the company’s ability to pay its creditors; and

(b)   the company follows the procedures set out in the Corporations Act.

The procedure, which may require shareholder approval, depends on the type of buy-back and quantity of shares subject to the buy-back.

The DGCL will generally permit Avita US to purchase or redeem its outstanding stock out of funds legally available for that purpose without obtaining Avita US Shareholder approval, provided that:

(a)   the capital of Avita US is not impaired;

(b)   such purchase or redemption would not cause the capital of Avita US to become impaired;

(c)   the purchase price does not exceed the price at which the Avita US Shares are redeemable at the option of Avita US; and

(d)   immediately following any such redemption, Avita US shall have outstanding one or more Avita US Shares of one or more classes or series of stock, which stock shall have full voting powers.

Transfer of shares / stock

Subject to the Corporations Act and the ASX Listing Rules, Shares are generally freely transferable.

The Board may refuse to register a transfer of Shares only if that refusal is permitted or required by the ASX Listing Rules or the ASX Settlement Operating Rules.

The Board must refuse to register a transfer of Shares if:

(a)   the Corporations Act or the ASX Listing Rules forbid the registration;

(b)   subject to section 259C of the Corporations Act, registration of the transfer would result in a transfer to a subsidiary of the Company; or

Under the DGCL, Avita US Shares are generally freely transferable. Transfers of Avita US Shares may be subject to restrictions imposed by United States federal or state securities laws, by the certificate of incorporation or by-laws or by an agreement signed with the holders of Avita US Shares on issue.

Avita US’s certificate of incorporation and by-laws do not impose any specific restrictions on the transfer of Avita US Shares.

Transfers of Avita US Shares shall be made only on the transfer books of Avita US or by a transfer agent designated to transfer Avita US Shares. Where Avita US Shares are certificated, certificates shall be surrendered for cancellation before a new certificate, if any, is issued.

(c)   the securities that are the subject of the transfer notice are classified as restricted share securities under the ASX Listing Rules (i.e. subject to escrow for a specified period).

The Board may sell Shares held by a Shareholder whose holding of Shares is less than a “Marketable Parcel” (as defined in the ASX Listing Rules) if it does so in accordance with the ASX Listing Rules.

As Avita US intends to be listed on the ASX, the ASX Listing Rules regarding restrictions on the transfer of securities will continue to apply to Avita US.

Payment of dividends

The Constitution permits the Board to pay dividends to shareholders from time to time in its sole discretion, subject to the limitation that dividends are not paid out of the Company’s capital.

The Corporations Act states that the Company must not pay a dividend unless:

(a)   the Company’s assets exceed its liabilities immediately before the dividend is declared and the excess is sufficient for the payment of the dividend;

(b)   the payment of the dividend is fair and reasonable to its shareholders as a whole; and

(c)   the payment of the dividend does not materially prejudice the Company’s ability to pay its creditors.

Under the DGCL, the Avita US Board is permitted to declare and pay dividends to Avita US Shareholders either:

(a)   out of Avita US’s surplus, which is defined to be the net assets less statutory capital; or

(b)   if no surplus exists, then out of the net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, provided that the capital of Avita US is not less than the aggregate amount of the capital represented by Avita US’s outstanding stock of all classes having a preference on distribution of assets.

Avita US Shareholders are entitled to receive dividends when and as declared by the Avita US Board out of funds legally available for that purpose.

Variation of class rights	The rights attaching to a class of shares may only be varied (subject to the terms of issue of shares of that class and sections 246B to 246E of the Corporations Act) by a special resolution passed at a meeting of the holders of the issued shares in the affected class or with the consent in writing of the holders of 75% of the issued shares of that class.

Under the DGCL, any amendment to Avita US’s certificate of incorporation requires approval by a majority of the holders of the outstanding stock of a particular class if that amendment would:

(a)   increase or decrease the aggregate number of authorised stock of that class;

The Corporations Act provides that shareholders with at least 10% of the votes in the affected class may apply to the Court (within a limited time frame) to have the variation, cancellation or modification set aside.

Subject to the shares’ terms of issue, the rights attached to a class of shares are not deemed varied by the issue of further shares of that class.

(b)   increase or decrease the par value of the stock of that class; or

(c)   alter or change the powers, preferences or special rights of the stock of that class so as to affect them adversely.

If an amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to adversely affect that series without adversely affecting the entire class, then only the stock of the series so affected shall be considered a separate class and entitled to such separate class approval of the proposed amendment.

Under the DGCL, amendments to Avita US’s certificate of incorporation also generally require:

(a)   an Avita US Board resolution recommending the amendment; and

(b)   approval of a majority of Avita US Shareholders entitled to vote and a majority of the outstanding stock of each class entitled to vote.

Pursuant to Avita US’s by-laws, Avita US’s by-laws may be adopted, amended or repealed by the affirmative vote of a majority of the directors present at a meeting of the Avita US Board or by the affirmative vote of the holders of at least 2/3 of the voting power of all of the Avita US Shares then issued and outstanding and entitled to vote generally in any election of directors, voting together as a single class.

Voting

Subject to any voting restrictions under the ASX Listing Rules and the Corporations Act, each Share entitles the holder at any general meeting of the Company’s shareholders (whether in person or by proxy, attorney or corporate representative) to one vote on a show of hands and one vote per Share on a poll.

Where the ASX Listing Rules require that some shareholders are not entitled to vote on a resolution or that votes cast by some shareholders are to be disregarded for the resolution to have the intended effect, and the notice of meeting at which the resolution was proposed states that fact, the Company must not count any votes purported to be cast by those shareholders on the resolution.

Avita US’s certificate of incorporation provides that each Avita US Shareholder is entitled to one vote per Avita US Share.

As Avita US intends to be listed on the ASX, the ASX Listing Rules regarding restrictions on stockholders being able to vote on certain resolutions will continue to apply to Avita US.

Directors and governance

Powers of the board

The Constitution grants the Board the power to manage the Company’s business and to exercise all powers of the Company except the powers specified in the Corporations Act or the Constitution that are to be exercised by the Company in general meeting.

The ASX Listing Rules also impose restrictions on the disposal of a company’s main undertaking, requiring compliance with the ASX’s requirements (including shareholder approval).

Avita US’s by-laws grant the Avita US Board the power to manage or direct Avita US’s business and affairs, and to exercise all the powers of the corporation, except as otherwise provided by the DGCL or in the certificate of incorporation.

At any meeting of the Avita US Board, all matters shall be determined by the vote of a majority of the directors present in person or telephonically. Action may also be taken by the Avita US Board without a meeting if all members thereof consent thereto in writing or by electronic transmission.

As Avita US intends to be listed on the ASX, the ASX Listing Rules regarding restrictions on the disposal of the Company’s main undertaking will continue to apply to Avita US.

Duties of directors

Under Australian law, the Directors have a wide range of both general law and statutory duties to the Company.

These duties are of a fiduciary nature and include the duty to:

(a)   act in good faith in the best interests of the Company as a whole;

(b)   act for a proper purpose;

(c)   not improperly use information or their position;

(d)   exercise care, skill and diligence; and

(e)   avoid actual or potential conflicts of interest.

Under Delaware law, the directors of Avita US have fiduciary obligations, including the duty of care and the duty of loyalty.

The duty of care requires directors to inform themselves of all reasonably available material information before making business decisions on behalf of Avita US and to act with requisite care in discharging their duties to Avita US.

The duty of loyalty requires directors to act in good faith and in Avita US’s best interests.

Remuneration of directors and officers

Non-executive directors

Under the ASX Listing Rules, the maximum amount to be paid to the Company’s non-executive Directors for their services as Directors (other than the salary of an executive Director) in aggregate is not to exceed the amount approved by shareholders in general meeting.

Executive directors

The remuneration of the executive Directors of the Company may from time to time be fixed by the Directors, and does not form part of the abovementioned fee cap. This remuneration may be by way of salary or other benefits, but may not be a commission on or percentage of operating revenue.

Two strike rule

Australian law gives shareholders of listed companies the right to participate in a non-binding vote, to

Avita US’s by-laws provide that the directors may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the Avita US Board may from time to time determine. Compensation must be determined by a duly authorised committee of the Avita US Board.

Members of special or standing committees may be allowed compensation for attending committee meetings.

As Avita US intends to be listed on the ASX, the ASX Listing Rules regarding the maximum amount that may be paid to non-executive directors will continue to apply to Avita US.

be held at the annual general meeting of a company, on the adoption of the remuneration report of the company. The remuneration report is included in the directors’ report and is required to contain a discussion of the board’s policy in relation to remuneration of key management personnel of the company.

However, if 25% or more of the votes cast are against the passing of the resolution for two annual general meetings in a row, the company must put forward a resolution to spill the board of directors. If the spill resolution is approved, then all directors must stand for re-election at a general meeting to be held within 90 days.

Retirement benefits

Under the Corporations Act, a company is allowed to pay benefits to directors and officers on their retirement or termination. These benefits require shareholder approval in certain circumstances.

Under the ASX Listing Rules, the Company must ensure that no Director or other officer of any entity in the Avita Group will be, or may be, entitled to termination benefits if the value of those benefits and the termination benefits that are or may become payable to all officers together exceed 5% of the equity interests of the Company as set out in its latest financial statements given to the ASX. The 5% limit may, however, be exceeded with shareholder approval.

Neither the DGCL nor Avita US’s certificate of incorporation or by-laws mandate the payment of retirement benefits to directors or officers.

As Avita US intends to be listed on the ASX, the ASX Listing Rules regarding restrictions on the payment of termination benefits to officers will continue to apply to Avita US.

Transactions involving directors and other related parties	The Corporations Act prohibits the Company from giving a related party (including a Director) a financial benefit unless either: (a) the Company obtains shareholder approval (in compliance with the	Under the DGCL, no contract or transaction between Avita US and one or more of its directors, or between Avita US and any other corporation, partnership, association or other organisation in which one or more of its directors are directors or officers or have a financial interest, will be void or

Corporations Act requirements) and gives the benefit within 15 months after approval; or

(b)   giving the financial benefit falls within a specific exception set out in the Corporations Act, for example, a benefit given on arms’ length terms or which is reasonable remuneration or which is a reimbursement of an officer or employee of the Company.

The issue of securities to Directors and other related parties of the Company is also regulated by the ASX Listing Rules, including the need for shareholder approval, unless the issue falls within a specified exception.

Subject to limited exceptions, the ASX Listing Rules prohibit a company from acquiring a substantial asset from, or disposing of a substantial asset to, any of its Directors (or other person of influence) unless the Company obtains shareholder approval.

Directors, when entering into transactions with the Company, are subject to the Australian common law and statutory duties to avoid actual and potential conflicts of interest and a Director must comply with:

(a)   the material personal interest provisions set out in section 191 of the Corporations Act;

(b)   section 195 of the Corporations Act in relation to being present and voting at a board meeting that considers a matter in which he or she has a material personal interest; and

(c)   declarations of material personal interests under the ASX Listing Rules in the prescribed form.

voidable solely for that reason, or solely because the relevant director is present at or participates in the Avita US board or committee meeting that authorises the contract or transaction, or solely because the vote of the relevant director is counted for that purpose, if:

(a)   the material facts as to the director’s relationship or interest, and as to the contract or transaction, are disclosed or known to the Avita US Board or committee, and the Avita US Board or committee in good faith authorises the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

(b)   the material facts as to the director’s relationship or interest and as to the contract or transaction are disclosed or known to the Avita US Shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of Avita US Shareholders; or

(c)   the contract or transaction is fair to Avita US as of the time that it is authorised, approved or ratified by the Avita US Board, committee or Avita US Shareholders.

As Avita US intends to be listed on the ASX, the ASX Listing Rules regarding restrictions on entering into transactions with related parties (including issuing securities to them) will continue to apply to Avita US.

There are also disclosure requirements and voting restrictions imposed on Directors under the Corporations Act on matters involving a material personal interest.

Number and nomination of directors

Number

In accordance with the Corporations Act, as a public company in Australia, the Company must have:

(a)   no fewer than three Directors (not counting alternate Directors) , at least two of whom must be ordinarily resident in Australia; and

(b)   at least one company secretary, at least one of whom must be ordinarily resident in Australia.

Under the Constitution, the Company must have at least 3 Directors in office. The maximum number of Directors in office cannot exceed 8 Directors.

Nomination

Under the ASX Listing Rules, the Company must accept nominations for the election of Directors up to 35 Business Days (or 30 Business Days in the case of a meeting requested by shareholders) before the date of a general meeting at which the Directors may be elected, unless the Constitution provides otherwise.

Under the Constitution, no person other than a Director seeking re-election will be eligible for election as a Director at a general meeting unless at least 50 Shareholders, or Shareholders holding at least 5% of the votes that may be cast at a general meeting, intending to propose his nomination have, at least 30 Business Days before the general meeting, provided the Company with a notice consenting to the nomination.

Number

Avita US’s by-laws provide that the number of directors shall not be less than one and shall be fixed from time to time exclusively by the Avita US Board pursuant to a resolution adopted by a majority of the total number of authorised directors present (whether or not there exist any vacancies in previously authorised directorships) . Where fixed pursuant to a resolution adopted by the majority of directors, each director shall have one vote.

Newly created directorships resulting from any increase in the authorised number of directors will be filled only by a majority vote of the directors then in office, whether or not such directors number less than a quorum, and directors so chosen shall serve for a term expiring at the annual meeting of Avita US Shareholders at which the term of office to which they have been elected expires or until such director’s successor shall have been duly elected and qualified.

The directors shall be elected at the annual meeting of Avita US Shareholders by either a plurality of the votes cast in a contested election or by a majority of the votes cast in an uncontested election.

Avita US’s by-laws provide that directors may be nominated by either the Avita US Board or by Avita US Shareholders entitled to vote in the election of directors generally, provided that an Avita US Shareholder desiring to nominate a director complies with the following procedure.

Nomination

The nomination of members for the Avita US Board will normally be made through the recommendation of Avita US’s Nomination and Governance Committee.

For an Avita US Shareholder to nominate a candidate for election at an annual meeting, the Avita US Shareholder must provide Avita US with advance written notice of his or her intent to make the nomination not earlier than the 120th day, nor later than the 90th day, prior to the first anniversary of the date of the preceding year’s annual meeting, except that if no annual meeting was held in the previous year or the date of the annual meeting is more than 30 days earlier or 60 days later than such anniversary date, notice must be received not earlier than the close of business 120 days prior to the date of the annual meeting and not later than the close of business on the later of (i) the 90th day before such annual meeting or (ii) if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made.

In order to nominate directors at a special meeting of Avita US Shareholders for the election of directors, the Avita US Shareholder’s notice must be delivered to Avita US not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or, if the first public announcement of the date of such special meeting is less than 100 days prior to the date of such special meeting, the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Avita US Board to be elected.

Removal of directors

A Director may only be removed by resolution at a general meeting of shareholders of the Company. Under section 203D of the Corporations Act, a notice of intention to move the resolution must be given to the Company at least 2 months before the meeting is to be held. However, if the Company calls a meeting after the notice of intention is given, the meeting may pass the resolution even though the meeting is held less than 2 months after the notice of intention is given.

The DGCL provides that, subject to the rights of the holders of any series of preferred stock, directors may be removed with or without cause by the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares of capital stock, or of a single class, entitled to vote generally in the election of directors, voting together as a single class.

Cessation of director’s appointment

The Constitution provides that a person automatically ceases to be a Director in certain circumstances, including but not limited to circumstances where the person:

(a)   ceases to be a Director by virtue of the Corporations Act;

(b)   becomes bankrupt or makes any arrangement or composition with his or her creditors generally;

(c)   becomes prohibited from being a Director by any order made under the Corporations Act;

(d)   cannot manage the Company because of his or her mental incapacity and is a person whose estate or property has had a personal representative or trustee appointed to administer it;

(e)   resigns from office by written notice to the Company;

(f)   is removed from office by a resolution of the Company; or

(g)   is not being engaged abroad on the business of the Company and is absent from Directors’ meetings for 3 consecutive months without leave of absence from the Directors.

While the DGCL does not provide for an automatic cessation of a director’s appointment, section 223 implies that directors may cease to be such for any cause, including removal, death or resignation.

Casual vacancies	Under the Constitution, the Board may appoint a person to be a Director to fill a casual vacancy or as an addition to the existing Directors. Any Director so appointed holds office until the next annual general meeting (and is eligible for re-election) and is not taken into account in determining the number of Directors who must retire by rotation.	Avita US’s by-laws provide that vacancies in the Avita US Board will be filled by a majority vote of the directors then in office, even if less than a quorum (and not by Avita US Shareholders). Directors so chosen shall serve for a term expiring at the next annual meeting of Avita US Shareholders or until such director’s successor shall have been duly elected and qualified. No decrease in the number of authorised directors shall shorten the term of any incumbent director.

Rotation of directors

The ASX Listing Rules require:

(a)   a director must not hold office (without re-election) past the third annual general meeting following the director’s appointment, or 3 years, whichever is longer;

(b)   that an entity must hold an election of directors at each annual general meeting (even if none of the directors have exceeded the above time limit); and

(c)   directors appointed to fill casual vacancies must not hold office (without re-election) past the next annual general meeting.

The Constitution also provides that subject to the ASX Listing Rules:

(a)   at every annual general meeting, one-third of the Directors (other than the managing director) or, if their number is not a multiple of three, then the number nearest to one-third, must retire from office; and

Neither the DGCL nor Avita US’s certificate of incorporation provide for mandatory retirement or rotation of directors.

Avita US’s by-laws provide that each director shall hold office until the next annual meeting of stockholders to be held in the first year after the year in which he or she was elected and until his or her successor is elected, except in the case of his or her death, resignation or removal.

As Avita US intends to be listed on the ASX, the ASX Listing Rules regarding the rotation of directors will continue to apply to Avita US.

(b)   a Director must retire from office at the conclusion of the third annual general meeting after the Director was last elected, even if his or her retirement results in more than one-third of all Directors retiring.

Under the Constitution, retiring Directors will, unless disqualified under the Corporations Act or the Constitution, be eligible for election or re-election to the Board.

Release from liability and indemnification of directors and officers

The Corporations Act prohibits the indemnification of persons against certain specific liabilities incurred as an officer of the Company:

These are liabilities:

(a)   owed to the Company or a related body corporate;

(b)   for a pecuniary penalty order or a compensation order under the Corporations Act; or

(c)   that are owed to someone other than the Company or a related body corporate and did not arise out of conduct in good faith.

Further, the Corporations Act prohibits an indemnity for legal costs incurred in defending an action for a liability incurred as an officer of the Company in specific circumstances, including where an officer is found to have a liability for which they could not be indemnified or found guilty in criminal proceedings, or where the grounds for a court order have been established (in proceedings brought by ASIC or a liquidator).

Payments by the Company of insurance premiums which cover conduct involving a wilful breach of duty in relation to the Company or a breach of a Director’s statutory duty not to improperly use their position or improperly use information are also prohibited under the Corporations Act.

Avita US’s certificate of incorporation and by-laws provide that, to the fullest extent permitted by the DGCL, Avita US will indemnify, and advance expenses to, an action brought by reason of the fact that the director is or was a director of Avita US, or is, or was, serving at the request of Avita US as a director or officer of any other entity, against all expenses, liability and loss (including attorneys’ fees, judgments, fines and amounts paid in settlement) incurred or suffered by such person in connection therewith.

Avita US may maintain insurance to protect a director against any expense, liability or loss, whether or not Avita US would have the power to indemnify such person against such expense, liability or loss under Delaware law.

The Constitution provides that the Company must, subject to the Corporations Act, indemnify every officer (including every Director and secretary) of the Company against a liability incurred in their role as an officer of the Company or related body corporate to another person, and for costs and expenses incurred in:

(a)   defending civil or criminal proceedings in which judgment is given in favour of that person or in which that person is acquitted; or

(b)   connection with an application in relation to proceedings in which the Court grants relief to the person under the Corporations Act.

Insider trading	Under the Corporations Act, any person who possesses price sensitive information relating to a company or its securities is prohibited (subject to exceptions) from buying or selling those securities or procuring others do so, or from communicating the information to third parties.

United States federal securities laws generally prohibit any person who possesses material non-public information relating to Avita US or its securities from buying or selling those securities or procuring others to do so, or from communicating the material non-public information to third parties. In connection therewith, Avita US will adopt an insider trading policy.

As Avita US intends to be listed on the ASX, Australian insider trading laws will also apply as outlined in section 9.5 of this Scheme Booklet.

Continuous disclosure

Subject to certain limited exceptions, the Corporations Act and the ASX Listing Rules require the Company to immediately disclose to the ASX any information concerning the Company that a reasonable person would expect to have a material effect on the price or value of the Company’s securities.

Avita US will be subject to United States federal securities laws and regulations following the implementation of the Scheme in relation to its disclosure obligations.

There are also periodic reporting and disclosure rules that apply to a public company, requiring it (among other things) to report to the ASX at the end of every half year and annually in respect of its financial statements and reports and also (in the case of the Company) quarterly.

United States federal securities laws and regulations and the NASDAQ Listing Rules require Avita US to publicly file with the SEC, among other things:

(a)   annual reports on Form 10-K;

(b)   quarterly reports on Form 10- Q;

(c)   current reports containing material information required to be disclosed on Form 8-K;

(d)   company insider reports regarding beneficial ownership of Avita US securities; and

(e)   proxy statements.

As Avita US intends to be listed on the ASX, the ASX Listing Rules regarding continuous disclosure will continue to apply to Avita US.

The ASX Listing Rules regarding periodic financial reporting will also continue to apply to Avita US, except to the extent specified in any waiver that may be granted by ASX in respect of Avita US’s half yearly reporting requirements and quarterly reporting requirements as described in section 12.9(b) of this Scheme Booklet.

Shareholder and stockholder meetings

Quorum of shareholders / stockholders

The Constitution states that the quorum for a general meeting of Shareholders is 3 Shareholders (present in person or by proxy or representative).

If a quorum is not present within 30 minutes, the meeting may be dissolved (if the meeting was convened by members) or be adjourned without specifying a date for a further meeting.

Avita US’s by-laws provide that the holders of a majority of the shares of the capital stock of Avita US entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business, unless or except to the extent that the presence of a larger number may be required by law or by the NASDAQ Listing Rules. Where a separate class vote by a class or classes or series is required, a majority of the voting power of the stock of such class or classes or series present in person or represented by proxy shall constitute a quorum entitled to take action with respect to that vote on that matter. If a quorum shall fail to attend any meeting, the chair of the meeting may adjourn the meeting to another place, if any, date, or time.

Annual General Meetings	Under the Corporations Act, a public company’s annual general meeting must be held at least once in each calendar year and within five months after the end of its financial year.

The DGCL requires Avita US to have an annual stockholders’ meeting to elect directors, unless directors are elected by written consent in lieu of an annual meeting. Avita US’s by-laws provide that an action required or permitted to be taken by Avita US Shareholders can be effected at a duly called annual or special meeting of Avita US Shareholders.

Under the DGCL, a director or stockholder of Avita US may petition the Court of Chancery of Delaware for an order compelling the holding of an annual meeting if:

(a)   no annual meeting has been held, or no action by written consent to elect directors in lieu of an annual meeting has been taken, for a period of 30 days after the date designated for the annual meeting; or

(b)   no date for an annual meeting has been designated for a period of 13 months after the latest to occur of Avita US’s organisation, the last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting.

Under NASDAQ Listing Rule 5620(a), Avita US will be required to hold an annual meeting within a year of its fiscal year end.

Special / Extraordinary General Meetings	Under the Constitution (and in accordance with the Corporations Act), a meeting of Shareholders may be convened at any time by the Board or a Director and must be called by the Board if it receives a request to do so from Shareholders with at least 5% of the votes that may be cast at the general meeting or by order of the court if it is impracticable to call the meeting in any other way.

Avita US’s by-laws permit special meetings of Avita US Shareholders for any purposes prescribed in the notice of meeting to be called at any time by the Avita US Board, the Chair of the Avita US Board, the CEO or Avita US Shareholders holding at least 25% of the then-outstanding stock entitled to vote.

The Avita US Board may postpone or reschedule a previously scheduled special meeting called by the Avita US Shareholders. Notice of the place, if any, date and time of all meetings of Avita US Shareholders shall be given not less than 10 nor more than 60 days before the date on which the meeting is to be held.

Only such business shall be conducted at a special meeting of Avita US Shareholders as shall have been brought before the meeting by or at the direction of the persons who called the meeting. If a special meeting has been called for the purpose of the election of directors, nominations of persons for election may be made at such special meeting by any Avita US Shareholder of record who shall be entitled to vote at the meeting and who delivers notice as required by Avita US’s by-laws.

Notice of meeting	Under the Corporations Act, a notice of a general meeting of the Company must be given to the Company’s shareholders at least 28 days before the date of the proposed meeting. Notice of the meeting must also be given to each Director and to the auditor of the Company.

The DGCL and Avita US’s by-laws provide that notice of a stockholders’ meeting be delivered not less than 10 days nor more than 60 days before the date of the meeting to each Avita US Shareholder entitled to vote at such meeting, except as otherwise provided in Avita US’s by-laws, certificate of incorporation or as required by the DGCL.

Resolutions at annual meetings

Under the Corporations Act, a resolution at a general meeting of shareholders of the Company is to be passed by a simple majority of votes cast by the shareholders present (in person or by proxy, attorney or corporate representative) and voting at the meeting.

A resolution put to the vote at a members’ meeting must be decided on a show of hands unless a poll is demanded in accordance with the Constitution or the Corporations Act.

The Company must not count any votes on a resolution purported to be cast by those members who are not permitted to vote (under the Corporations Act or the ASX Listing Rules) on the resolution (or whose votes are to be disregarded) and the relevant notice of meeting must state that voting restriction.

Avita US’s by-laws provide that, when a quorum is present at any meeting of Avita US Shareholders, any election of directors shall be determined (i) in a contested election, by a plurality of the votes entitled to vote at the election, (ii) in an uncontested election, by a majority of the votes cast by the stockholders entitled to vote at the election. Any other matter shall be determined by a majority in voting power of the stock present in person or represented by proxy and entitled to vote on the matter, except when a different vote is required by express provision of law, the certificate of incorporation or the by-laws of the corporation. Pursuant to Avita US’s by-laws, Avita US’s by-laws may be adopted, amended or repealed by the affirmative vote of at least 2/3 of the voting power of all then-outstanding Avita US Shares entitled to vote generally in the election of directors, voting together as a single class.

The DGCL requires the approval of a majority of all votes entitled to be cast by Avita US Shareholders for specified actions, including:

(a)   dissolution of the corporation;

(b)   most mergers or consolidations; and

(c)   amendments to Avita US’s certificate of incorporation.

Special resolutions

Under the Corporations Act, a special resolution is a resolution that is required to be passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.

Approval by special resolution of shareholders is required for actions such as modifying or repealing the Constitution, changing the Company’s name or type, selectively reducing or buying back capital (in some circumstances), providing financial assistance in connection with the acquisition of shares in the Company, and undertaking a voluntary winding up of the Company.

The DGCL has no concept of special resolutions.

Relationship between the company and its shareholders / stockholders

Protection of minority shareholders / stockholders and relief from oppression

Under the Corporations Act, any shareholder of a company can apply for an order from the court in circumstances where the conduct of a company’s affairs, or any actual or purported act or omission or resolution, is either contrary to the interests of shareholders as a whole, or oppressive to, unfairly prejudicial to, or unfairly discriminatory against, any shareholder(s), whether in their capacity as a shareholder or in any other capacity.

Former shareholders can also bring an action if it relates to the circumstances in which they ceased to be a shareholder.

The court may make any order that it considers appropriate in relation to the circumstances and the company, including, among other things, an order that the company be wound up, or that a person is required to do a specified act.

The DGCL contains no equivalent statutory provisions to the Corporations Act. However, Delaware law may provide judicial remedies to Avita US Shareholders in comparable circumstances.

Inspection of books

Under the Corporations Act, a shareholder of the Company must obtain a court order to obtain access to the Company’s books.

A person authorised to inspect books may make copies of those books unless the court orders otherwise.

The court may make this order only if it is satisfied that the applicant is acting in good faith and that the inspection is to be made for a proper purpose. However, the applicant is not permitted to disclose information obtained during such an inspection.

Outside of these provisions, any person also has a right under the Corporations Act to inspect and obtain copies of the Company’s statutory registers (which include the members, option holders and debenture holders registers).

The DGCL provides each Avita US Shareholder with the right to inspect, to make copies of and to take extracts from, certain books and records of Avita US for any proper purpose during normal business hours upon the stockholder making a sworn written demand, stating the purpose of his or her inspection.

The books and records subject to an Avita US Shareholder’s right of inspection include Avita US’s stock ledger, Avita US’s list of stockholders and certain other books and records of Avita US and its subsidiaries.

Takeovers

Takeover bids

The Corporations Act restricts the acquisition by any person of a “relevant interest” in issued “voting shares” in the Company under a transaction where, as a result of the transaction, that person’s or someone else’s “voting power” in the Company increases from 20% or below to more than 20% or, where the person’s voting power was already above 20% and below 90%, increases in any way at all, subject to a number of exceptions detailed in the Corporations Act.

Concepts of “relevant interests”, “issued voting shares” and “voting power” are defined under the Corporations Act and are quite complex. The key concept of “relevant interest” is very widely defined and generally extends to a holder of the securities or a person either directly or indirectly having a power to vote (or control the vote) or dispose (or control the disposal) of the securities.

Certain exceptions to this general takeover prohibition are set out in the Corporations Act. For example:

(a)   an acquisition resulting from a scheme of arrangement undertaken in accordance with the Corporations Act and approved by the court; and

(b)   an acquisition that results from the acceptance of an offer under a takeover bid.

In this respect, any takeover bid made for a company must be on the same terms for all shareholders, subject to minor exceptions, and must comply with the timetable, disclosure and other requirements set out in the Corporations Act.

Section 203 of the DGCL applies to Avita US and provides that if a holder acquires 15% or more of Avita US’s voting stock (an Interested Holder) without prior approval of the board of directors, then, for three years, Avita US cannot engage in a broad range of business combinations with such Interested Holder. Such business combinations include (a) certain mergers or consolidations with the Interested Holder or entities affiliated with the Interested Holder, (b) certain sales, leases, exchanges, pledges, transfers or other dispositions of Avita US’s assets to the Interested Holder, which assets have an aggregate market value equal to 10% or more of either all of the assets of Avita US or all of the outstanding stock of Avita US and (c) certain transactions which result in the issuance or transfer by Avita US or by any direct or indirect majority owned Avita US subsidiary, to the Interested Holder, of any stock of Avita US or of such Avita US subsidiary.

The Section 203 limitation would not apply if (a) the business combination was approved by the Avita US Board before the holder became an Interested Holder, (b) the business combination is subsequently approved by the Avita US Board and also by two-thirds of the Avita US stock held by persons other than such Interested Holder at an annual or special meeting of Avita US Shareholders, or (c) upon consummation of the transaction which resulted in an Avita US Shareholder becoming an Interested Holder of Avita US, the Interested Holder owned at least 85% of Avita US’s voting stock which was outstanding at the time the transaction commenced (excluding stock owned by any directors who are also officers and certain employee stock plans).

The purpose of these provisions is to attempt to ensure that shareholders in the target company have a reasonable and equal opportunity to share in any premium for control and that they are given reasonable time and enough information to assess the merits of the proposal.

The effect of the restriction is to give the Avita US Board the ability to prevent or inhibit an unsolicited takeover attempt initiated through a merger or asset purchase proposal. It may also dissuade unsolicited tender offer proposals unless the offeror is confident of achieving the 85% stockholding level via the tender offer.

Certain provisions of the certificate of incorporation and by-laws of Avita US also have the effect of deterring takeovers, such as those provisions:

(a)   requiring advance notice of a Avita US Shareholder’s intention to put forth director nominees or bring up other business at an Avita US Shareholders’ meeting;

(b)   empowering the Avita US Board to adopt, amend and repeal the by-laws and to amend the certificate of incorporation in any manner permitted under the DGCL;

(c)   requiring the affirmative vote of at least 2/3 of the voting power of Avita US Shareholders entitled to vote generally in the election of directors in order for Avita US Shareholders to adopt, amend or repeal any provision of Avita US’s by-laws (the Avita US Board may also amend the by-laws);

(d)   requiring the affirmative vote of at least a majority of Avita US Shareholders entitled to vote in order for Avita US Shareholders to adopt, amend or repeal any provision of Avita US’s certificate of incorporation; and

(e)   providing that the number of directors shall be fixed from time to time by Avita US’s Board pursuant to a resolution adopted by a majority of the total number of authorised directors (whether or not there exist any vacancies in previously authorised directorships).

The certificate of incorporation and by-laws of Avita US may be amended in the future pursuant to these provisions and the DGCL to authorise additional takeover defence mechanisms.

Takeover bid defences

Under Australian takeovers legislation and policy, boards of target companies are limited in the defensive mechanisms that they can put in place to discourage or defeat a takeover bid.

For example, it is likely that the adoption of a shareholders’ rights plan (or so-called ‘poison pill’) would give rise to a declaration of unacceptable circumstances by the Australian Takeovers Panel (a statutory authority of the Australian Government) if it had that effect.

See above regarding takeover bids.

Other

Notice of a substantial shareholding

The Corporations Act requires that a person must give notice to the Company and the ASX in the prescribed form generally within 2 Business Days if:

(a)   the person begins to have, or ceases to have, a substantial holding in the Company; or

(b)   the person has a substantial holding in the Company and there is a movement of 1% or more in their holding.

A substantial holding will arise if a person and their associates have a relevant interest in 5% or more of the voting shares in the Company.

The US Exchange Act requires any person to file a schedule 13D if the person acquires beneficial ownership of more than 5% of a voting class of an issuer’s equity securities. Beneficial ownership is defined as holding voting or investment power, directly or indirectly.

The US Exchange Act requires any person to file a schedule 13G under the same circumstances which trigger the obligation to file a schedule 13D. However, investors who qualify to file a schedule 13G are investors who acquire or hold the securities with no purpose to influence or change control of the issuer.

Generally, a person will have a relevant interest in securities if such person is the holder of the securities, has power to exercise, or control the exercise of, a right to vote attached to the securities or has power to dispose of, or control the exercise of a power to dispose of, the securities (including any indirect or direct control or power).

Any person who holds more than 20% of a voting class of equity securities must file a schedule 13D.

The requirement to file a schedule 13D and schedule 13G applies not only to US domestic listed issuers, such as Avita US, but also to foreign private issuers, such as the Company, listed on a US stock exchange. Thus, this requirement will not impose any new obligations on Eligible Shareholders.

In addition to the above, consistent with Avita US’s application for admission to the official list of ASX, Avita US will undertake to inform the ASX upon becoming aware of:

•  any person becoming a substantial holder of Avita US within the meaning of section 671B of the Corporations Act, and to disclose any details of the substantial holding of which Avita US is aware; and

•  any subsequent changes in the substantial holdings of Avita US of which Avita US is aware.

Winding up

A company can be wound up voluntarily by its shareholders. The directors must give a statutory declaration of solvency for such a winding up. This procedure is therefore instigated by a solvent company. A shareholders’ voluntary winding up is started by the shareholders passing a special resolution.

If the directors do not give a statutory declaration of solvency, a creditors’ voluntary winding up can commence by the shareholders passing a special resolution. This procedure is therefore instigated by an insolvent company.

The DGCL permits the Avita US Board to authorise the dissolution of Avita US if:

(a)   a majority of the directors in office adopt a resolution to approve dissolution at a board meeting called for that purpose;

(b)   holders of a majority of Avita US Shareholders entitled to vote on the matter adopt a resolution to approve dissolution at an Avita US Shareholders’ meeting called for that purpose; and

(c)   a certificate of dissolution is filed with the Delaware Secretary of State.

Any surplus after payment of debts and interest will go to shareholders according to the rights attached to their shares. As with unsecured creditors, they would be paid out of free assets or any funds available from charged assets following payment of all prior claims (i.e. fixed charge holders, preferential creditors and floating charge holders).

The DGCL also permits Avita US Shareholders to authorise the dissolution of Avita US without Avita US Board action if:

(a)   all of the Avita US Shareholders entitled to vote on the matter provide written consent to dissolution; and

(b)   a certificate of dissolution is filed with the Delaware Secretary of State.

APPENDIX H: COMPARISON OF FINANCIAL REPORTING REQUIREMENTS IN AUSTRALIA AND THE UNITED STATES

If the Proposed Transaction is successful, the Avita Group will rely on the relief available under ASIC Corporations (Wholly-owned Companies) Instrument 2016/785 and will no longer be required to prepare financial statements under applicable Australian laws (in accordance with AIFRS) and will only be required to prepare its financial statements in accordance with applicable United States laws (in accordance with US GAAP).

Nevertheless, as a foreign-incorporated entity listed on the ASX, Avita US will still be required to lodge certain financial statements prepared under applicable United States laws (in accordance with US GAAP) with the ASX. As noted in section 12.9(b) of this Scheme Booklet, Avita US is seeking waivers from ASX so that Avita US may prepare its quarterly and half yearly filings under the rules and regulations of the SEC and file these in accordance with the SEC timetable, rather than in accordance with the requirements of the ASX Listing Rules. However, there is no guarantee that these waivers will be provided by ASX. If these waivers are not provided, Avita US will need to make periodic filings in accordance with both the SEC and ASX reporting timetables.

The table below provides a comparison of the periodic reporting requirements under the applicable laws of Australia and the United States.

This table is provided in summary form and is not an exhaustive statement of all relevant laws, rules and regulations of Australia and the United States. It is intended as a general guide only and should be read in conjunction with the entire Scheme Booklet. Shareholders should consult with their own legal, financial or other independent and qualified professional adviser if they require further information.

Comparison of periodic reporting requirements under the applicable laws of Australia and the United States
Item	Australian reporting requirements	United States reporting requirements
Annual reporting

Under the Corporations Act and ASX Listing Rules, a listed entity is required to:

•  prepare financial statements in respect of each financial year, have the statements audited and obtain an auditor’s report;

•  prepare a directors’ report, which must include a remuneration report for key management personnel;

•  as soon as available but by no later than 2 months after the end of the financial year, give the ASX a preliminary report (which need not be audited) containing the prescribed information;

Under the US Exchange Act, public companies in the United States must file annual reports on Form 10-K with the SEC within a certain period of time (depending on the company’s public market float) after the end of each fiscal year. A public company is required to:

•  describe its business, risk factors, the locations of its principal and material physical properties, and any material pending legal proceedings affecting it;

•  provide information on which market its common stock trades, its ticker symbol, and the number of record holders of its common stock as of a recent date;

•  within 3 months after the end of the financial year, lodge with the ASX and ASIC the audited financial statements, directors’ report and auditor’s report; and

•  within 4 months after the end of the financial year, send the annual report, including the audited financial statements, directors’ report, auditor’s report and a corporate governance statement (or a link to the corporate governance statement) to shareholders who have elected to receive a copy of the report and make available the annual report on a readily accessible website.

•  provide a table of certain operating and balance sheet information for its five most recent fiscal years;

•  provide a section on management’s discussion and analysis of the company’s financial condition and results of operations;

•  provide quantitative and qualitative disclosures about market risks it bears;

•  provide audited financial statements for the most recently completed fiscal year and certain additional fiscal years, including audited notes to the financial statements;

•  state the conclusions of its CEO and CFO regarding the effectiveness of the company’s disclosure controls and procedures as of the end of the fiscal year, including any change in its internal control over financial reporting;

•  describe anything that occurred in the fourth fiscal quarter that was required to be disclosed in a Form 8-K but that was not so disclosed;

•  list its executive officers and directors and their ages, plus disclose certain previous experience for those individuals;

•  describe the compensation of its mostly highly paid executive officers;

•  provide information about its equity compensation plan;

•  describe its policy, if any, regarding the review, approval or ratification of any transaction with a related party and identify any transactions that were not subject to these related party policies;

•  provide a table that lists the fees billed by its auditors in each of the last two fiscal years;

•  provide financial statements, financial schedules, if applicable, and certain exhibits;

•  file Section 302 and Section 906 certificates of the CEO and CFO as required by Sarbanes-Oxley Act of 2002 as exhibits; and

•  file financial statements in extensible Business Reporting Language format as an exhibit.

The annual report on Form 10-K is due 60 days after the end of the Company’s fiscal year end if it is a large accelerated filer, 75 days if it is an accelerated filer, and 90 days if it is a non-accelerated filer.

Half-year reporting

Under the Corporations Act and ASX Listing Rules, a listed entity is required to:

•  prepare financial statements for the first six months of the financial year, have the statements reviewed by the company’s auditor and obtain an auditor’s report;

•  prepare a directors’ report; and

•  within two and a half months after the end of the half-year, lodge the financial statements, directors’ report and auditor’s report with the ASX and ASIC.

Half-year reporting is not applicable to public companies in the United States.

Quarterly reporting	Quarterly cash flow reports must be lodged with the ASX by certain listed entities (being entities with more than half of their assets in cash or assets readily convertible to cash, other than listed investment companies and mining exploration companies) within one month after each quarter of a listed entity’s financial year.

Under the US Exchange Act, public companies in the United States must file quarterly reports on Form 10-Q within a certain period of time (depending on the company’s public market float) after each of their first three fiscal quarters (and file an annual report on Form 10-K at the end of their fourth fiscal quarter). A public company is required to:

•  provide unaudited financial statements for the most recently completed fiscal quarter;

•  provide a section on management’s discussion and analysis of the company’s financial condition and results of operation;

•  disclose quantitative and qualitative information about market risks;

•  state conclusions of the CEO and CFO regarding the effectiveness of the company’s disclosure controls and procedures;

•  describe material pending legal proceedings affecting it;

•  provide any material updates as to risk factors from its most recent annual report on Form 10-K;

•  describe any sales of its equity during the most recent quarter that were not registered with the SEC; and

•  any other information that should have been previously disclosed in a Form 8-K but that was not so disclosed.

Quarterly reviews by an independent registered public accounting firm are required by the SEC and Public Company Accounting Oversight Board.

The quarterly reports on Form 10-Q are due 40 days from the end of the quarter for both large accelerated filers and accelerated filers, and 45 days for non-accelerated filers.

Current reports

In the US, a Form 8-K Current Report must be filed within 4 business days of the occurrence of certain events set forth in the Form 8-K. Among these events are:

•  entry or termination of a material agreement;

•  bankruptcy;

•  completion of acquisition or disposition of material assets;

•  results of operations and financial condition;

•  material impairments;

•  notice of delisting or transfer of listing;

•  unregistered sales of equity securities;

•  changes in independent accountant;

•  non-reliance on previously issued financial information;

•  change in control;

•  departure of directors or officers or appointment of directors or officers;

• amendments to governing documents or change of fiscal year; • results of stockholder meetings; and • Regulation FD disclosures.

CORPORATE DIRECTORY

AVITA Medical Limited ABN 28 058 466 523

c/o Mertons Corporate Services

Level 7, 330 Collins Street

Melbourne VIC 3000 Australia

Registry

Computershare Investor Services Pty Limited

GPO Box D182

Perth WA 6000

Australia

Directors

Lou Panaccio

Non-Executive Chair

Dr. Michael Perry

Executive Director and Chief Executive Officer

Jeremy Curnock Cook

Non-Executive Director

Louis Drapeau

Non-Executive Director

Damien McDonald

Non-Executive Director

Professor Suzanne Crowe

Non-Executive Director

Company Secretary

Mr Mark Licciardo

Australian Legal Adviser

KPMG Law

Tower Three

International Towers Sydney

300 Barangaroo Avenue

Sydney NSW 2000

Australia

United States Legal Adviser

K&L Gates LLP

925 Fourth Avenue, Suite 2900

Seattle, Washington 98104

United States of America

Listings ASX:AVH, NASDAQ:RCEL Website www.avitamedical.com